As filed with the Securities and Exchange Commission on May 24, 2013.

Registration No. 333-188016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SI FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Maryland	6035	80-0643149
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

803 Main Street

Willimantic, Connecticut 06226

(860) 423-4581

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rheo A. Brouillard

President and Chief Executive Officer

803 Main Street

Willimantic, Connecticut 06226

(860) 423-4581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Brown, Esq. Victor L. Cangelosi, Esq. Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005 (202) 508-5800 Facsimile: (202) 204-5600	Lawrence M.F. Spaccasi, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue NW, Suite 780 Washington, DC 20015 (202) 274-2000 Facsimile: (202) 362-2902

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and upon consummation of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Newport Bancorp, Inc. and SI Financial Group, Inc. have entered into an agreement and plan of merger under which Newport Bancorp will merge into SI Financial with SI Financial as the surviving entity. This transaction is referred to in this document as the “merger”. Newport Federal Savings Bank, the subsidiary of Newport Bancorp, and Savings Institute Bank and Trust Company, the subsidiary of SI Financial, have entered into a plan of bank merger under which Newport Federal will merge into Savings Institute, with Savings Institute as the surviving entity. This transaction is referred to in this document as the “bank merger”.

If the merger is completed, each share of Newport Bancorp common stock will be converted into the right to receive either $17.55 in cash or 1.5129 shares of SI Financial common stock. Based on the number of shares of Newport Bancorp outstanding on [Record Date], SI Financial expects to issue approximately 2,572,000 shares of SI Financial common stock.

You will be able to elect to receive cash, SI Financial common stock, or a combination of cash and SI Financial common stock for your shares of Newport Bancorp common stock. Regardless of your choice, however, elections will be limited by the requirement that 50% of the total shares of Newport Bancorp common stock is exchanged for SI Financial common stock and 50% is exchanged for cash. Therefore, all allocations of SI Financial common stock and cash that you receive will depend on the elections of other Newport Bancorp shareholders. The federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of Newport Bancorp common stock.

The common stock of SI Financial is listed on The Nasdaq Global Select Market under the symbol “SIFI.” The closing price of SI Financial common stock on March 5, 2013, the day the agreement and plan of merger was signed, was $11.58, which, based on the 1.5129 exchange ratio, represented a value of $17.52 per share of Newport Bancorp common stock. The closing price of SI Financial common stock on                 , 2013, the most recent practicable trading day before the date of this document, was $        , which represented a value of $         per share of Newport Bancorp common stock based on the exchange ratio. The market prices for both Newport Bancorp common stock and SI Financial common stock will fluctuate before the merger. We urge you to obtain current market quotations for both the Newport Bancorp common stock and SI Financial common stock.

We cannot complete the merger unless we obtain all applicable shareholder and regulatory approvals.

The places, dates and times of the shareholders meetings are as follows:

For SI Financial shareholders:	For Newport Bancorp shareholders:
[SI Meeting Place]	[NBI Meeting Place]
[SI Meeting Address]	[NBI Meeting Address]
Willimantic, Connecticut	Newport, Rhode Island
[Meeting Date]	[Meeting Date]
: .m., local time	: .m., local time

The board of directors of each of SI Financial and Newport Bancorp has unanimously determined that the merger is in the best interests of its respective shareholders and recommends that its respective shareholders vote “FOR” the proposal to approve and adopt the agreement and plan of merger.

This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 13 for a discussion of certain risk factors relating to the merger.

We look forward to seeing you at the shareholder meetings and we appreciate your continued support.

Rheo A. Brouillard	Kevin M. McCarthy
President and Chief Executive Officer	President and Chief Executive Officer
SI Financial Group, Inc.	Newport Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy statement/prospectus dated [Proxy Date]

and first mailed to shareholders of SI Financial and Newport Bancorp on or about [Mail Date].

This document incorporates important business and financial information about SI Financial from documents filed with the U.S. Securities and Exchange Commission or “SEC” that have not been included in or delivered with this document. You may read and copy these documents at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page     .

You also may request copies of these documents from SI Financial. SI Financial will provide you with copies of these documents, without charge, upon written or oral request to:

SI Financial Group, Inc.

803 Main Street

Willimantic, Connecticut 06226

Attention: Diane Phillips

Telephone: (860) 456-6514

If you are a SI Financial or Newport Bancorp shareholder and would like to request documents from SI Financial, please do so by                 , 2013 to receive them before the shareholder meetings.

SI FINANCIAL GROUP, INC.

803 Main Street

Willimantic, Connecticut 06226

Notice of Annual Meeting of Shareholders to be held [Meeting Date]

To the Shareholders of SI Financial:

The annual meeting of shareholders of SI Financial Group, Inc. will be held at     :         .m., local time, on [Meeting Date] at the                 ,                 , Willimantic, Connecticut. Any adjournments or postponements of the annual meeting will be held at the same location.

The purpose of the annual meeting is to:

1.	Consider and vote upon a proposal to approve and adopt the agreement and plan of merger, dated as of March 5, 2013, by and between SI Financial Group, Inc. and Newport Bancorp, Inc. pursuant to which Newport Bancorp will merge with and into SI Financial. A copy of the agreement and plan of merger is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the agreement and plan of merger;

3.	Elect two directors for a term of three years or until their respective successors are elected and qualified;

4.	Ratify the appointment of Wolf & Company, P.C. as independent auditors for SI Financial for the fiscal year ending December 31, 2013; and

5.	Vote on a non-binding advisory resolution approving the compensation payable to the named executive offices of SI Financial;

6.	Transact such other business as may be properly presented at the annual meeting and any adjournments or postponements of the special meeting.

The enclosed document describes the proposed merger in detail. We urge you to read these materials carefully. The enclosed document forms a part of this notice.

The board of directors of SI Financial unanimously recommends that SI Financial shareholders vote “FOR” each of the proposals and “FOR” each of the director nominees.

Shareholders of record as of the close of business on [Record Date] are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is very important. Your proxy is being solicited by the SI Financial board of directors. For the proposed merger to be consummated, the proposal to approve the agreement and plan of merger must be approved by the affirmative vote of holders of a majority of the outstanding shares of SI Financial common stock entitled to vote. Whether or not you plan to attend the annual meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used. Attendance at the meeting, however, will not by itself revoke a proxy. If you are the beneficial owner of shares held in “street name” through a broker, bank or other nominee you should instruct your broker, bank or other nominee how to vote on your behalf, or if you plan to attend the special meeting and wish to vote in person, you should bring a signed proxy from your broker, bank or nominee confirming your right to vote the shares.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, AST Phoenix Advisors, toll free at (877) 478-5038.

By Order of the Board of Directors

Laurie L. Gervais
Corporate Secretary

Willimantic, Connecticut

[Mail Date]

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on [Meeting Date]: This proxy statement/prospectus and our 2012 Annual Report on Form 10-K are available at http: //www.cfpproxy.com/6954.

NEWPORT BANCORP, INC.

100 Bellevue Avenue

Newport, Rhode Island 02840

Notice of Annual Meeting of Shareholders to be held [Meeting Date]

To the shareholders of Newport Bancorp:

The annual meeting of shareholders of Newport Bancorp, Inc. will be held at     :         .m., local time, on [Meeting Date] at the [NBI Meeting Place], [NBI Meeting Address], Newport, Rhode Island. Any adjournments or postponements of the annual meeting will be held at the same location.

The purpose of the annual meeting is to:

1.	Consider and vote upon a proposal to approve and adopt the agreement and plan of merger, dated as of March 5, 2013, by and between SI Financial Group, Inc. and Newport Bancorp, Inc. pursuant to which Newport Bancorp will merge with and into SI Financial. A copy of the agreement and plan of merger is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the agreement and plan of merger;

3.	Vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp in connection with the merger;

4.	Elect two directors (the nominees to be elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated, for a term of three years and until their respective successors are elected and qualified);

5.	Ratify the appointment of Wolf & Company, P.C. as independent auditors for Newport Bancorp for the fiscal year ending December 31, 2013;

6.	Vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp;

7.	Vote on the frequency of the advisory vote of the compensation payable to the named executive officers of Newport Bancorp; and

8.	Transact such other business as may be properly presented at the annual meeting and any adjournments or postponements of the special meeting.

The enclosed document describes the agreement and plan of merger and the proposed merger in detail. We urge you to read these materials carefully. The enclosed document forms a part of this notice.

The board of directors of Newport Bancorp unanimously recommends that Newport Bancorp shareholders vote “FOR” each of the director nominees, “FOR” holding a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp every year, and “FOR” each of the other proposals listed.

Shareholders of record as of the close of business on [Record Date] are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is very important. Your proxy is being solicited by the Newport Bancorp board of directors. For the proposed merger to be consummated, the proposal to approve the agreement and plan of merger must be approved by the affirmative vote of holders of a majority of the outstanding shares of Newport Bancorp common stock entitled to vote. Whether or not you plan to attend the annual meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the annual meeting. If you attend the annual meeting and vote in person, your proxy vote will not be used. Attendance at the meeting, however, will not by itself revoke a proxy. If you are the beneficial owner of shares held in “street name” through a broker, bank or other nominee you should instruct your broker, bank or other nominee how to vote on your behalf, or if you plan to attend the annual meeting and wish to vote in person, you should bring a signed proxy from your broker, bank or other nominee confirming your right to vote the shares.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Regan & Associates, at (212) 587-3005.

By Order of the Board of Directors

Judy Tucker
Corporate Secretary

Newport, Rhode Island

[Mail Date]

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on [Meeting Date]: This proxy statement/prospectus and our 2012 Annual Report on Form 10-K are available at http: //www.cfpproxy.com/6028.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by SI Financial, constitutes a prospectus of SI Financial under the Securities Act of 1933, as amended, which we refer to in this document as the “Securities Act,” with respect to the shares of SI Financial common stock to be issued to Newport Bancorp’s shareholders, as required by the agreement and plan of merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this document as the “Exchange Act,” and a notice of meeting with respect to the annual meeting of shareholders of SI Financial and the annual meeting of shareholders of Newport Bancorp.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated [Proxy Date]. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to either SI Financial shareholders or Newport Bancorp shareholders nor the issuance by SI Financial of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding SI Financial has been provided by SI Financial and information contained in this document regarding Newport Bancorp has been provided by Newport Bancorp.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

Q:	Why am I receiving this document?

A:	You are receiving this document because you are either a shareholder of SI Financial as of [Record Date], the record date for the annual meeting of SI Financial, or a shareholder of Newport Bancorp as of [Record Date], the record date for the annual meeting of Newport Bancorp. This document is being used by the boards of directors of SI Financial and Newport Bancorp to solicit your proxy for use at the shareholder meetings. This document also serves as the prospectus for shares of SI Financial common stock to be issued in exchange for shares of Newport Bancorp common stock in the merger.

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of an agreement and plan of merger that provides for the acquisition of Newport Bancorp by SI Financial. You are also being asked to vote on a proposal to adjourn the shareholder meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the meeting to approve the agreement and plan of merger. SI Financial shareholders are also being asked to vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of SI Financial, to elect two directors and to ratify the appointment of the independent auditors for the 2013 fiscal year. Newport Bancorp shareholders are also being asked to vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, to elect two directors, to ratify the appointment of the independent auditors for the 2013 fiscal year, to vote on a non-binding resolution approving the compensation payable to the named executive officers of Newport Bancorp (without regard to the merger) and to vote on the frequency of the non-binding advisory vote to approve the compensation payable to the named executive officers of Newport Bancorp.

Q:	What vote does the SI Financial board of directors recommend?

A:	The SI Financial board of directors has determined that the proposed merger is in the best interests of SI Financial shareholders, has unanimously approved the agreement and plan of merger and recommends that SI Financial shareholders vote “FOR” the approval and adoption of the agreement and plan of merger, “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, “FOR” the approval of the non-binding resolution approving the compensation payable to the named executive officers of SI Financial, “FOR” the election of two directors and “FOR” the ratification of the independent auditors for the 2013 fiscal year.

Q:	What vote does the Newport Bancorp board of directors recommend?

A:	The Newport Bancorp board of directors has determined that the proposed merger is in the best interests of Newport Bancorp shareholders, has unanimously approved the agreement and plan of merger and recommends that Newport Bancorp shareholders vote “FOR” the approval and adoption of the agreement and plan of merger, “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, “FOR” the approval of the non-binding resolution approving the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, “FOR” the election of two directors, “FOR” the ratification of the independent auditors for the 2013 fiscal year, “FOR” the non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp and to hold the non-binding advisory vote to approve the compensation payable to the named executive officers of Newport Bancorp every year.

Q:	Why do Newport Bancorp and SI Financial want to merge?

A:

Newport Bancorp believes that the proposed merger will provide Newport Bancorp shareholders with substantial benefits, and SI Financial believes that the merger will further its strategic growth plans. As a larger company, SI Financial can provide the capital and resources that Newport Bancorp needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the Merger—SI Financial’s Reasons for the Merger” on page and “Description of the Merger—Background of and Newport Bancorp’s Reasons for the Merger” on page .

Q:	What will Newport Bancorp shareholders be entitled to receive in the merger?

A:	Under the agreement and plan of merger, each share of Newport Bancorp common stock will be converted into the right to receive either $17.55 in cash or 1.5129 shares of SI Financial common stock.

You will be able to elect to receive cash, SI Financial common stock or a combination of cash and SI Financial common stock for your shares of Newport Bancorp common stock. Regardless of your choice, however, elections will be limited by the requirement that 50% of Newport Bancorp common stock is converted into SI Financial common stock and 50% is exchanged for cash. Therefore, the allocation of cash and SI Financial common stock that you will receive will depend on the elections of other Newport Bancorp shareholders. The allocation of the consideration payable to Newport Bancorp shareholders will not be known until the exchange agent tallies the results of the cash/stock elections made by Newport Bancorp’s shareholders. If you do not make an election, the type of consideration you will receive will depend on the consideration elected by other Newport Bancorp shareholders.

Q:	What will my dividends be after the merger?

A:	SI Financial currently pays a quarterly dividend of $0.03 per share. Although SI Financial has paid quarterly dividends on its common stock without interruption since 2010, there is no guarantee that SI Financial will continue to pay dividends on its common stock. All dividends on SI Financial common stock are declared at the discretion of the SI Financial board of directors.

Q:	How do I elect to receive cash, stock or a combination of both for my Newport Bancorp stock?

A:	A form for making an election will be sent to you separately on or about the date this proxy statement/prospectus is mailed. For your election to be effective, your properly completed election form, along with your Newport Bancorp stock certificates or an appropriate guarantee of delivery, must be sent to and received by the exchange agent for the merger, Registrar and Transfer Company, on or before 5:00 p.m., Eastern time, on [Election Date]. Do not send your election form or stock certificates with your proxy card. Instead, use the separate envelope specifically provided for the election form and your stock certificates. If you own shares of Newport Bancorp common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the bank, broker or other nominee holding your shares. If you do not make a timely or proper election you will be allocated SI Financial common stock and/or cash depending on the elections made by other shareholders.

Q:	How do I exchange my stock certificates?

A:	If you make an election, you must return your Newport Bancorp stock certificates or an appropriate guarantee of delivery with your election form. Shortly after the merger, SI Financial’s transfer agent will allocate cash and SI Financial common stock among Newport Bancorp shareholders, consistent with their elections and the allocation and proration procedures in the agreement and plan of merger. If you do not submit an election form, SI Financial’s exchange agent will send you instructions on how and where to surrender your Newport Bancorp stock certificates after the merger is completed. Please do not send your Newport Bancorp stock certificates with your proxy card.

Q:	What are the tax consequences of the merger to me?

A:	The tax consequence of the merger to you will depend on whether you receive only cash, only SI Financial common stock, or a combination of cash and SI Financial common stock in exchange for your shares of Newport Bancorp common stock. If you exchange your shares solely for SI Financial common stock, you should not recognize gain or loss except with respect to the cash you receive instead of any fractional share of SI Financial common stock. If you exchange your shares solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares for a combination of SI Financial common stock and cash, you should recognize capital gain, but not any loss, on the exchange. Because the allocations of cash and SI Financial common stock that you receive will depend on the elections of other Newport Bancorp shareholders, you will not know the actual tax consequences of the merger to you until the allocations are completed.

You should read “Description of the Merger—Tax Consequences of the Merger” beginning on page      for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Are Newport Bancorp’s shareholders entitled to appraisal rights?

A:	No. Since the common stock of Newport Bancorp is traded on The Nasdaq Global Market, Maryland law does not provide for appraisal rights. Newport Bancorp is incorporated under Maryland law.

Q:	When is the merger expected to be completed?

A:	We will complete the merger as soon as possible. Before that happens, the agreement and plan of merger must be approved and adopted by SI Financial’s shareholders and Newport Bancorp’s shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least a majority of the outstanding shares of SI Financial common stock and of Newport Bancorp common stock both vote in favor of the agreement and plan of merger and we obtain the other necessary approvals, we expect to complete the merger in the third calendar quarter of 2013.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page .

Q:	What vote is required to approve the agreement and plan of merger?

A:	Holders of at least a majority of the outstanding shares of each of SI Financial common stock and Newport Bancorp common stock entitled to vote must vote in favor of the proposal to approve the agreement and plan of merger.

Q:	What are the quorum requirements for the shareholder meetings?

A:	The presence in person or by proxy of a majority of the votes entitled to be cast by SI Financial shareholders and by Newport Bancorp shareholders at their respective shareholder meetings will constitute a quorum.

Q:	When and where is the SI Financial annual meeting?

A:	The annual meeting of SI Financial shareholders is scheduled to take place at the [SI Meeting Place], [SI Meeting Address], Willimantic, Connecticut at : .m., local time, on [Meeting Date].

Q:	When and where is the Newport Bancorp annual meeting?

A:	The annual meeting of Newport Bancorp shareholders is scheduled to take place at the [NBI Meeting Place], [NBI Meeting Address], Newport, Rhode Island at : .m., local time, on [Meeting Date].

Q:	Who is entitled to vote at the shareholder meetings?

A:	Holders of shares of SI Financial common stock at the close of business on [Record Date], which is the record date, are entitled to vote at the annual meeting. As of the record date, 10,111,757 shares of SI Financial common stock were outstanding and entitled to vote.

Holders of shares of Newport Bancorp common stock at the close of business on [Record Date], which is the record date, are entitled to vote at the Newport Bancorp annual meeting. As of the record date, 3,544,722 shares of Newport Bancorp common stock were outstanding and entitled to vote.

Q:	If I plan to attend the shareholder meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the shareholder meeting, you should complete and return the enclosed proxy card. The failure of a shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the agreement and plan of merger.

Q:	What do I need to do now to vote my shares of common stock?

A:	After you have carefully read and considered the information contained in this document, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the shareholder meeting. If you are a shareholder of record, you may also vote in person at the shareholder meeting. If you do not return a properly executed proxy card and do not vote at the shareholder meeting, this will have the same effect as a vote against the agreement and plan of merger. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of approval and adoption of the agreement and plan of merger.

If you are the beneficial owner of shares held in “street name” through a broker, bank or other nominee, you should instruct your broker, bank or other nominee how to vote on your behalf. Please follow the voting instructions provided by your record holder to vote your shares. If your shares are held in “street name” and you want to vote in person at the shareholder meeting, please follow the instructions from your record holder for obtaining a “legal proxy” enabling you to vote at the meeting.

Q:	How do I change my vote after I have submitted my proxy?

A:	You may change your vote at any time before your proxy is voted at the meeting by revoking your proxy in any of the following ways: (1) filing with the Corporate Secretary a duly executed revocation of proxy, (2) submitting a new proxy card with a later date, or (3) voting in person at the meeting (your attendance at the meeting will not by itself revoke your proxy).

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of common stock on the proposal to approve and adopt the agreement and plan of merger or on the other proposals (except for the proposals to ratify the appointment of the independent auditors) unless you provide instructions on how to vote. Please instruct you broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve and adopt the agreement and plan of merger, your shares will not be voted, and this will have the effect of voting “AGAINST” the agreement and plan of merger. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	What are the deadlines for voting?

A:	You may: (1) vote by mail at any time before the meeting as long as your proxy is received before the time of the meeting or (2) if your shares are held in “street name,” you must vote your shares according to the voting instructions form by the deadline set by your broker or other nominee.

Q:	Why am I being asked to cast a non-binding advisory vote to approve the compensation that Newport Bancorp’s named executive officers will receive in connection with the merger?

A:	The SEC adopted rules that require Newport Bancorp to seek a non-binding advisory vote with respect to certain “golden parachute” compensation that Newport Bancorp’s named executive officers will receive in connection with the merger.

Q:	What will happen if the shareholders do not approve the compensation that Newport Bancorp’s named executive officers will receive in connection with the merger?

A:	The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on Newport Bancorp or SI Financial. Approval of the compensation that will be payable to Newport Bancorp’s named executive officers is not a condition to completion of the merger. Therefore, if the merger is approved by the shareholders and subsequently completed, the compensation will still be paid to the Newport Bancorp named executive officers, whether or not shareholders approve the compensation at the meeting.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form:

SI Financial	Newport Bancorp
Shareholders should contact:	Shareholders should contact:

AST Phoenix Advisors	Regan & Associates
110 Wall Street – 27th Floor	505 Eight Street – Suite 800
New York, New York 10015	New York, New York 10018
(877) 478-5038	(212) 587-3005
Banks and Brokers: (212) 493-3910

SUMMARY

This summary highlights selected information in this document and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

SI Financial Group, Inc.

803 Main Street

Willimantic, Connecticut 06226

(860) 423-4581

SI Financial, a Maryland corporation, is a savings and loan holding company headquartered in Willimantic, Connecticut. SI Financial’s common stock is listed on The Nasdaq Global Select Market under the symbol “SIFI.” SI Financial conducts its operations primarily through its wholly owned subsidiary, Savings Institute, a federally chartered bank founded in 1842. Savings Institute is independent, community oriented, and conducts a full-service banking business through 20 offices. At March 31, 2013, SI Financial had total assets of $957.2 million, total deposits of $713.2 million and shareholders’ equity of $125.7 million.

Newport Bancorp, Inc.

100 Bellevue Avenue

Newport, Rhode Island 02840

(401) 847-5500

Newport Bancorp, a Maryland corporation, is a savings and loan holding company headquartered in Newport, Rhode Island. Newport Bancorp’s common stock is listed on The Nasdaq Global Market under the symbol “NFSB.” Newport Bancorp’s sole business is operating its subsidiary, Newport Federal, a federally chartered bank originally founded as a Rhode Island institution in 1888. Newport Federal operates as a community-oriented financial institution offering financial services to consumers and businesses through its six full-service banking offices. As of March 31, 2013, Newport Bancorp had total assets of $430.6  million, total deposits of $281.5 million and total shareholders’ equity of $54.0 million.

Annual Meeting of SI Financial Shareholders; Required Vote (page     )

An annual meeting of SI Financial shareholders is scheduled to be held at the [SI Meeting Place], [SI Meeting Address], Willimantic, Connecticut at     :00 a.m., local time, on [Meeting Date]. At the annual meeting, you will be asked to vote on the approval of an agreement and plan of merger that provides for the acquisition of Newport Bancorp by SI Financial. You will also be asked to vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the agreement and plan of merger, to approve a non-binding advisory resolution approving the compensation payable to the named executive officers of SI Financial, to elect two directors for a term of three years or until their respective successors are elected and qualified, and to ratify the appointment of the independent auditors for the 2013 fiscal year.

Only SI Financial shareholders of record as of the close of business on [Record Date] are entitled to notice of, and to vote at, the SI Financial annual meeting and any adjournments or postponements of the meeting.

Approval of the agreement and plan of merger requires the affirmative vote of holders of a majority of the outstanding shares of SI Financial common stock entitled to vote. As of the record date, there were

10,111,757 shares of SI Financial common stock outstanding. The directors and executive officers of SI Financial, and their affiliates, as a group, beneficially owned 429,370 shares of SI Financial common stock, representing 4.2% of the outstanding shares of SI Financial common stock as of the record date.

Annual Meeting of Newport Bancorp Shareholders; Required Vote (page     )

An annual meeting of Newport Bancorp shareholders is scheduled to be held at the [NBI Meeting Place], [NBI Meeting Address], Newport, Rhode Island at     :         .m., local time, on [Meeting Date]. At the annual meeting, you will be asked to vote on the approval of an agreement and plan of merger that provides for the acquisition of Newport Bancorp by SI Financial. You will also be asked to vote on a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the annual meeting to approve the agreement and plan of merger, to approve a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, to elect two directors (the nominees to be elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated, for a term of three years or until their respective successors are elected and qualified), to ratify the appointment of the independent auditors for the 2013 fiscal year, to approve a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp, and to vote on the frequency of the advisory vote on the compensation payable to the named executive officers of Newport Bancorp.

Only Newport Bancorp shareholders of record as of the close of business on [Record Date] are entitled to notice of, and to vote at, the Newport Bancorp annual meeting and any adjournments or postponements of the meeting.

Approval of the agreement and plan of merger requires the affirmative vote of holders of a majority of the outstanding shares of Newport Bancorp common stock entitled to vote. As of the record date, there were 3,544,722 shares of Newport Bancorp common stock outstanding. The directors and executive officers of Newport Bancorp, and their affiliates, as a group, beneficially owned 326,851 shares of Newport Bancorp common stock, representing 9.2% of the outstanding shares of Newport Bancorp common stock as of the record date. All of the directors of Newport Bancorp, who collectively own 251,420 shares of Newport Bancorp common stock, which represents 7.1% of the outstanding shares of Newport Bancorp as of the record date, have agreed to vote their shares in favor of the merger at the annual meeting.

The Merger and the Agreement and Plan of Merger (page     )

SI Financial’s acquisition of Newport Bancorp is governed by an agreement and plan of merger. The agreement and plan of merger provides that, if all of the conditions are satisfied or waived, Newport Bancorp will be merged into SI Financial, with SI Financial as the surviving entity. We encourage you to read the agreement and plan of merger, which is included as Annex A to this document.

What Newport Bancorp Shareholders Will Receive in the Merger (page     )

If the merger is completed, each share of Newport Bancorp common stock will be converted into the right to receive either $17.55 in cash or 1.5129 shares of SI Financial common stock.

Each holder of Newport Bancorp common stock will be able to elect to receive cash, SI Financial common stock or a combination of cash and Newport Bancorp common stock for their shares of Newport Bancorp common stock. Regardless of your choice, however, elections will be limited by the requirement that 50% of the shares of Newport Bancorp common stock is exchanged for SI Financial common stock and 50% is exchanged for cash. Therefore, the allocation of SI Financial common stock and cash that you receive will depend on the elections of other Newport Bancorp shareholders.

Comparative Market Prices

The following table shows the closing price per share of SI Financial common stock, the closing price per share of Newport Bancorp common stock and the equivalent price per share of Newport Bancorp common stock, giving effect to the merger, on March 5, 2013, which is the last day on which shares of each of SI Financial common stock and Newport Bancorp common stock traded preceding the public announcement of the proposed merger, and on                 , 2013, the most recent practicable date before the mailing of this document. The equivalent price per share of Newport Bancorp common stock is computed by multiplying the price of a share of SI Financial common stock by the 1.5129 exchange ratio and does not include the value of any cash received by a Newport Bancorp shareholder. Shareholders who elect to receive, or are allocated, cash consideration in the merger will receive $17.55 in cash without interest. See “Description of the Merger—Consideration to be Received in the Merger” on page     .

	SI Financial Common Stock		Newport Bancorp Common Stock		Equivalent Price Per Share of Newport Bancorp Common Stock
March 5, 2013		$11.58		$15.77		$17.52
, 2013	$		$		$

Recommendation of SI Financial Board of Directors (page     )

The SI Financial board of directors has unanimously approved the agreement and plan of merger. The SI Financial board believes that the agreement and plan of merger, including the plan of bank merger under which Newport Federal will merge with and into Savings Institute, is fair to, and in the best interests of, SI Financial and its shareholders, and therefore unanimously recommends that SI Financial shareholders vote “FOR” the proposal to approve and adopt the agreement and plan of merger. In its reaching this decision, SI Financial’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—SI Financial’s Reasons for the Merger” beginning on page     .

SI Financial’s Financial Advisors Believe the Merger Consideration is Fair to SI Financial (page     )

In deciding to approve the merger, SI Financial’s board of directors considered the opinions of Keefe, Bruyette & Woods, a Stifel Company (“KBW”), and Loomis & Co., Inc. KBW and Loomis & Co. each delivered its opinion dated March 5, 2013 that the merger consideration to be paid by SI Financial to holders of Newport Bancorp common stock in connection with the merger pursuant to merger agreement is fair to SI Financial from a financial point of view. Copies of these opinions are included as Annexes B and C to the document. You should read the opinions carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by KBW and Loomis & Co. SI Financial has agreed to pay KBW fees totaling approximately $547,500, for its services in connection with the merger. A substantial portion of their fees is contingent on the closing of the merger. SI Financial has paid Loomis & Co. approximately $97,500 for its fairness opinion and fair value analysis of Newport Bancorp’s assets and liabilities, none of which is contingent on the closing of the merger.

Recommendation of Newport Bancorp Board of Directors (page     )

The Newport Bancorp board of directors has unanimously approved the agreement and plan of merger. The Newport Bancorp board believes that the agreement and plan of merger, including the plan of bank merger pursuant to which Newport Federal will merge with and into Savings Institute, is fair to, and in the best interests of, Newport Bancorp and its shareholders, and therefore unanimously recommends that Newport Bancorp shareholders vote “FOR” the proposal to approve and adopt the agreement and plan of merger. In its reaching this decision, Newport Bancorp’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—Background of and Newport Bancorp’s Reasons for the Merger” beginning on page     .

Newport Bancorp’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders (page     )

In deciding to approve the merger, Newport Bancorp’s board of directors considered the opinion of Sandler O’Neill & Partners, L.P. Sandler O’Neill, which served as financial advisor to Newport Bancorp’s board of directors, delivered its opinion dated March 5, 2013 that the merger consideration is fair to the holders of Newport Bancorp common stock from a financial point of view. A copy of this opinion is included as Annex D to the document. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by Sandler O’Neill. Newport Bancorp has agreed to pay Sandler O’Neill fees totaling approximately $700,000 for its services in connection with the merger.

Regulatory Approvals (page     )

Under the terms of the agreement and plan of merger, the bank merger cannot be completed unless it is first approved by the Office of the Controller of the Currency. SI Financial must also receive the prior approval of, or waiver from, the Board of Governors of the Federal Reserve System. As of the date of this document, SI Financial has not received any approvals or waivers from these regulators. While SI Financial does not know of any reason why it would not be able to obtain approval in a timely manner, SI Financial cannot be certain when or if it will receive regulatory approval.

Conditions to the Merger (page     )

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the agreement and plan of merger by at least a majority of the outstanding shares of SI Financial and of Newport Bancorp common stock entitled to vote;

•	approval of the transaction by the appropriate regulatory authorities;

•

receipt by each party of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the accuracy of representations and warranties made on the date of the agreement and plan of merger; and

•	such other conditions customary to merger transactions.

Termination (page     )

The agreement and plan of merger may be terminated by mutual written consent of SI Financial and Newport Bancorp at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the agreement and plan of merger, either SI Financial or Newport Bancorp may terminate the agreement and plan of merger if, among other things, any of the following occur:

•	the merger has not been consummated by December 31, 2013;

•	SI Financial shareholders or Newport Bancorp shareholders do not approve the agreement and plan of merger;

•	a required regulatory approval is denied or a governmental authority enjoins or prohibits the merger; or

•

any representation or warranty of the other party contained in the agreement and plan of merger has become untrue to the level of materiality required by the agreement and plan of merger, or there is a breach by the other party of any covenant or agreement contained in the agreement and plan of merger, either which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

SI Financial may terminate the agreement and plan of merger if Newport Bancorp materially breaches its agreements regarding the solicitation of other acquisition proposals and the submission of the agreement and plan of merger to shareholders, or if the board of directors of Newport Bancorp does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to SI Financial.

Newport Bancorp may terminate the agreement and plan of merger to accept an agreement for a superior proposal to be acquired by a third party but only if the failure to accept such third party proposal would constitute a breach of its fiduciary duties. SI Financial would have the right to adjust the terms of the merger to make the merger at least as favorable as the superior proposal.

Newport Bancorp may also terminate the agreement and plan of merger if SI Financial’s stock price declines by a certain percentage and also declines by a certain percentage relative to the Nasdaq Bank Index. If Newport Bancorp elects to terminate the agreement and plan of merger under this provision, SI Financial may elect to adjust the exchange ratio to an amount that would not make termination under this event possible, in which case no termination would occur.

Termination Fee (page     )

Under certain circumstances described in the agreement and plan of merger involving a competing offer, Newport Bancorp will be required to pay SI Financial a termination fee of $2,450,000 in connection with the termination of the agreement and plan of merger.

Interests of Certain Persons in the Merger that are Different from Yours (page     )

In considering the recommendation of the board of directors of Newport Bancorp to adopt the merger agreement, you should be aware that officers and directors of Newport Bancorp have employment and other compensation agreements or economic interests that give them interests in the merger that are different from, or in addition to, their interests as Newport Bancorp shareholders. These interests and agreements include:

•

Employment agreements for Kevin M. McCarthy, President and Chief Executive Officer of Newport Bancorp and Newport Federal, and Nino Moscardi, Executive Vice President and Chief Operating Officer of Newport Bancorp and Newport Federal, that provide for cash severance payments and continued life insurance and non-taxable medical and dental benefits if the executive’s employment is voluntarily terminated for good reason or involuntarily terminated without cause within two years following a change in control, which will be paid in accordance with a negotiated settlement agreement entered into between each of Messrs. McCarthy and Moscardi and SI Financial, Newport Bancorp and Newport Federal, which settles the amounts payable under the employment agreements, the supplemental executive retirement plan mentioned below, and with respect to Mr. Moscardi, the portion of his supplemental executive retirement agreement the vesting of which is accelerated due to his termination of employment as a result of the change in control. Under the settlement agreements, the maximum cash payment to Messrs. McCarthy and Moscardi is $1,034,659 and $679,429, respectively;

•

A supplemental executive retirement plan for the benefit of each of Messrs. McCarthy and Moscardi that provides for a lump sum cash payment in connection with a change in control (no payments will be made under the supplemental executive retirement plan as the result of the settlement agreements;

•

Accelerated vesting of Mr. Moscardi’s normal retirement benefit of $25,000 payable for 15 years under his supplemental executive retirement agreement (Mr. Moscardi would only be entitled to an annual benefit of $22,800 if his employment is terminated in 2013, without regard to the change in control);

•

Savings Institute and SI Financial entered into consulting and noncompetition agreements with each of Messrs. McCarthy and Moscardi. The aggregate cash payments under these agreements are $1,074,188 for Mr. McCarthy and $715,500 for Mr. Moscardi;

•

An employment agreement between Newport Federal and Ray D. Gilmore II, Executive Vice President and Chief Lending Officer of Newport Federal, and an employment agreement between Newport Bancorp and one other executive officer, that each provide for cash severance payments and continued life insurance and non-taxable medical and dental benefits if the executive’s employment is voluntarily terminated for good reason or involuntarily terminated without cause within two years following a change in control (the maximum cash severance payments under these agreements are $628,127 for Mr. Gilmore and $541,561 for the other executive officer);

•

A change in control agreement between Newport Federal and an executive officer that provides for cash severance payments and continued life insurance and non-taxable medical and dental benefits if the individual’s employment is voluntarily terminated for good reason or involuntarily terminated without cause within two years following a change in control (no additional benefit is payable under the change in control agreement to the executive officer who is also a party to an employment agreement under which he is entitled to a maximum cash severance of $541,561);

•

The termination of all outstanding Newport Bancorp stock options, whether or not vested, with a payment to the holder of the option (including officers and directors of Newport Bancorp) of cash equal to the product of (1) the number of shares of Newport Bancorp common stock subject to the stock option, multiplied by (2) the amount by which $17.55 exceeds the exercise price of such stock option, less required tax withholding (the aggregate cash payment to the executive officers and directors is $1,776,656);

•	The acceleration of vesting of all outstanding restricted stock awards (no executive officer or director holds any restricted stock);

•

The acceleration of vesting of the normal retirement pension benefit for the non-employee directors of Newport Federal under their supplemental director retirement agreements (the annual retirement benefit payable for 10 years to each director is $4,800, except in the case of directors Kaull and Harvey who will receive an annual benefit payable for 10 years equal to $7,000 and $7,500, respectively);

•	The appointment of Mr. McCarthy and two other members of Newport Bancorp’s board of directors to the boards of directors of SI Financial and Savings Institute immediately following the merger; and

•	Rights of Newport Bancorp officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Board of Directors

Immediately after the completion of the merger, the board of directors of SI Financial will consist of all the current directors of SI Financial plus Kevin McCarthy, the President and Chief Executive Officer of Newport Bancorp and Newport Federal, and two additional directors from Newport Bancorp. Mr. McCarthy and the additional directors also will join the board of directors of Savings Institute. SI Financial has not yet selected the two additional directors that will join its board and the board of Savings Institute. The board of directors of SI Financial has met each of the directors of Newport Bancorp and is in the process of considering candidates. SI Financial will consider each candidate’s background, qualifications and independence and the contributions that each can provide to the boards of directors of SI Financial and Savings Institute. There is no specific timeframe for finalizing the decision on who will be invited to join the board; however, SI Financial will finalize that decision before the closing of the transaction.

For information regarding Mr. McCarthy, see “Annual Meeting of Newport Bancorp Shareholders—Proposal No. 4—Election of Directors.”

Accounting Treatment of the Merger (page     )

The merger will be accounted for using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page     )

When the merger is completed, Newport Bancorp shareholders who are to receive shares of SI Financial will become SI Financial shareholders and their rights will be governed by Maryland law and by SI Financial’s articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page      for a summary of the material differences between the respective rights of Newport Bancorp and SI Financial shareholders.

Tax Consequences of the Merger (page     )

The federal tax consequences of the merger to shareholders of Newport Bancorp will depend primarily on whether they exchange their Newport Bancorp common stock solely for SI Financial common stock, solely for cash or for a combination of SI Financial common stock and cash. Newport Bancorp shareholders who exchange their shares solely for SI Financial common stock should not recognize gain or loss except with respect to the cash they receive instead of a fractional share. Newport Bancorp shareholders who exchange their shares solely for cash should recognize gain or loss on the exchange. Newport Bancorp shareholders who exchange their shares for a combination of SI Financial common stock and cash should recognize capital gain, but not any loss, on the exchange. The actual federal income tax consequences to Newport Bancorp shareholders of electing to receive cash, SI Financial common stock or a combination of cash and stock will not be ascertainable at the time Newport Bancorp shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all Newport Bancorp shareholders. Determining the actual tax consequences of the merger to Newport Bancorp shareholders can be complicated. Newport Bancorp shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to Newport Bancorp shareholders in greater detail, please see the section “Description of the Merger—Tax Consequences of the Merger” beginning on page     .

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” at page     .

Because the market price of SI Financial common stock will fluctuate, Newport Bancorp shareholders cannot be sure of the market value of the merger consideration they will receive.

Upon closing of the merger, each share of Newport Bancorp common stock will be converted at the election of the shareholder into the right to receive either 1.5129 shares of SI Financial common stock or $17.55 in cash. The exchange ratio is fixed in the agreement and plan of merger and will not be adjusted for changes in the market price of either SI Financial’s common stock or Newport Bancorp’s common stock. The market value of the merger consideration may vary from the closing price of SI Financial common stock on the date we announced the merger, on the date that this document was mailed to Newport Bancorp stockholders, on the date of the annual meeting of the Newport Bancorp stockholders and on the date we complete the merger. Therefore, at the time of the annual meeting, Newport Bancorp shareholders will not know or be able to calculate the market value of the SI Financial common stock they will receive upon completion of the merger. For example, based on the range of closing prices of SI Financial common stock during the period from March 5, 2013, the last trading day before public announcement of the merger, through                 , 2013, the last practicable date before the date of this document, the exchange ratio represented a market value ranging from a low of $        to a high of $        for each share of Newport Bancorp common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations.

Newport Bancorp shareholders may receive a form of consideration different from what they elect.

The consideration to be received by Newport Bancorp shareholders in the merger is subject to the requirement that 50% of the shares of Newport Bancorp common stock is exchanged for SI Financial common stock and 50% is exchanged for cash. The agreement and plan of merger contains proration and allocation procedures to achieve this desired result. If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in SI Financial common stock. If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash. The type of consideration you receive may also be affected by the requirement that the value of the stock portion of the merger consideration is equal to at least 40% of the total value of the merger consideration.

SI Financial may be unable to successfully integrate Newport Bancorp’s operations and retain Newport Bancorp’s employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include, among other things: integrating personnel with diverse business backgrounds; combining different corporate cultures; and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Newport Bancorp who are expected to be retained by SI Financial. SI Financial may not be successful in retaining these employees for the time period necessary to successfully integrate Newport Bancorp’s operations with those of SI Financial. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of SI Financial following the merger.

Additionally, SI Financial may not be able to successfully achieve the level of cost savings, revenue enhancements, and other synergies that it expects, and may not be able to capitalize upon the existing customer relationships of Newport Bancorp to the extent anticipated, or it may take longer, or be more difficult or expensive than expected, to achieve these goals. This could have an adverse affect on SI Financial’s business, results of operation and stock price.

The termination fee and the restrictions on solicitation contained in the agreement and plan of merger may discourage other companies from trying to acquire Newport Bancorp.

Until the completion of the merger, with certain exceptions, Newport Bancorp is prohibited from soliciting, initiating, encouraging or taking any other action to facilitate any inquiries, discussions or the making of any proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than SI Financial. In addition, Newport Bancorp has agreed to pay a termination fee to SI Financial in specified circumstances. These provisions could discourage other companies from trying to acquire Newport Bancorp even though those other companies might be willing to offer greater value to Newport Bancorp’s shareholders than SI Financial has offered in the merger.

Certain of Newport Bancorp’s officers and directors have interests that are different from, or in addition to, interests of Newport Bancorp’s shareholders generally.

The directors and officers of Newport Bancorp have interests in the merger that are different from, or in addition to, the interests of Newport Bancorp shareholders generally. These include: (1) employment and change in control agreements for officers of Newport Bancorp and Newport Federal that provide for cash severance payments and continued health insurance benefits upon completion of the merger; (2) a supplemental executive retirement plan for officers of Newport Bancorp and Newport Federal, which provides for a lump sum cash payment in connection with a change in control; (3) the accelerated vesting of Mr. Moscardi’s normal retirement benefit under a supplemental executive retirement agreement; (4) consulting and noncompetition agreements entered into with Messrs. McCarthy and Moscardi as a part of the merger; (5) a cash payment in connection with the termination of all outstanding Newport Bancorp stock options; (6) the acceleration of vesting of all outstanding restricted stock awards; (7) accelerated vesting of the normal retirement pension for certain non-employee directors under their supplemental director retirement agreements; (8) the appointment of Mr. McCarthy and two other members of Newport Bancorp’s board of directors to the boards of directors of SI Financial and Savings Institute immediately following the merger; and (9) provisions in the agreement and plan of merger relating to indemnification of directors and officers and insurance for directors and officers of Newport Bancorp for events occurring before the merger.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger” beginning on page     .

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of SI Financial and Newport Bancorp.

There can be no assurance that the merger will become effective. If the merger is not completed, the ongoing businesses of SI Financial and Newport Bancorp may be adversely affected and SI Financial and Newport Bancorp will be subject to a number of risks, including the following:

•

SI Financial and Newport Bancorp will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•

under the agreement and plan of merger, Newport Bancorp is subject to restrictions on the conduct of its business before completing the merger, which may adversely affect its ability to execute certain of its business strategies if the merger is terminated; and

•

matters relating to the merger may require substantial commitments of time and resources by SI Financial and Newport Bancorp management, which could otherwise have been devoted to other opportunities that may have been beneficial to SI Financial and Newport Bancorp as independent companies, as the case may be.

In addition, if the merger is not completed, SI Financial and/or Newport Bancorp may experience negative reactions from the financial markets and from their respective customers and employees. SI Financial and/or Newport Bancorp also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by SI Financial or Newport Bancorp against the other seeking damages or to compel the other to perform their obligations under the agreement and plan of merger. These factors and similar risks could have an adverse effect on the results of operation, business and stock prices of SI Financial and Newport Bancorp.

Both SI Financial and Newport Bancorp shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Each of SI Financial and Newport Bancorp shareholders currently have the right to vote in the election of their respective board of directors and on various other matters affecting their respective company. Upon the completion of the merger, Newport Bancorp’s shareholders will become shareholders of SI Financial with a percentage ownership of the combined organization that is substantially smaller than such shareholders’ percentage ownership of Newport Bancorp. Further, because shares of SI Financial common stock will be issued to existing Newport Bancorp shareholders, the shareholders of SI Financial will have their ownership and voting interests diluted approximately 20.0%.

Newport Bancorp shareholders who make elections may be unable to sell their shares in the market pending the completion of the merger.

Newport Bancorp shareholders may elect to receive cash, stock or mixed consideration in the merger by completing an election form that will be sent under separate cover. Making an election will require that shareholders turn in their Newport Bancorp stock certificates. This means that during the time between when the election is made and the date the merger is completed, Newport Bancorp shareholders will be unable to sell their Newport Bancorp common stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. Newport Bancorp shareholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. However, elections received after the election deadline will not be accepted or honored.

The fairness opinions obtained by each of SI Financial and Newport Bancorp from their respective financial advisors will not reflect changes in circumstances after the date of the fairness opinion.

KBW and Loomis & Co., SI Financial’s financial advisors, in connection with the merger, have delivered to the board of directors of SI Financial their respective opinion dated as of March 5, 2013. Sandler O’Neill, Newport Bancorp’s financial advisor in connection with the merger, has delivered to the board of directors of Newport Bancorp its opinion dated as of March 5, 2013. The opinions of the respective financial advisors state that as of the respective date of each opinion, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of Newport Bancorp common stock pursuant to the agreement and plan of merger was fair from a financial point of view to SI Financial and Newport Bancorp, respectively. The opinions do not reflect changes that may occur or may have occurred after the date of such opinions, including changes to the operations and prospects of SI Financial or Newport Bancorp, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which each opinion is based, may materially alter or affect the estimated valuation conclusions reached in such opinions for SI Financial and Newport Bancorp.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Shareholder Meetings,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—SI Financial’s Reasons for the Merger,” and “Description of the Merger—Background of and Newport Bancorp’s Reasons for the Merger.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page     , and those set forth under the caption “Risk Factors” in SI Financial’s and Newport Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2012 and other reports filed by SI Financial and Newport Bancorp with the SEC.

Because of these and other uncertainties, SI Financial’s actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, SI Financial’s and Newport Bancorp’s past results of operations do not necessarily indicate SI Financial’s and Newport Bancorp’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Neither Newport Bancorp or SI Financial is undertaking an obligation to update these forward-looking statements, even though their situations may change in the future, except as required under federal securities law. SI Financial and Newport Bancorp qualify all of their forward-looking statements by these cautionary statements.

We also discuss additional factors that could affect the financial condition, results of operations, liquidity or capital resources of SI Financial or Newport Bancorp before or after the merger. See “Information About Newport Bancorp” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Newport Bancorp” included in this proxy statement/prospectus regarding Newport Bancorp and see “Where You Can Find More Information” for a list of SI Financial documents incorporated by reference.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables present selected consolidated financial information for SI Financial and for Newport Bancorp at and for the dates indicated. The summary financial information for SI Financial is derived from and should be read in connection with the audited consolidated financial statements of SI Financial, which are presented in prior filings made with the Securities and Exchange Commission, which are incorporated by reference into this document. See “Where You Can Find More Information” on page     . The summary financial information for Newport Bancorp is derived from and should be read in connection with the audited consolidated financial statements of Newport Bancorp, which appear elsewhere in this proxy statement/prospectus.

Selected Historical Financial Data of SI Financial

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$957,178	$974,032	$953,250	$955,047	$926,409	$872,354	$853,122
Cash and cash equivalents	35,251	57,788	37,689	48,412	78,321	24,204	23,203
Securities available for sale	196,101	232,519	176,513	230,814	180,036	183,562	162,699
Loans receivable, net	671,770	632,198	685,163	618,626	606,214	607,692	617,263
Deposits (1)	714,895	722,937	708,355	705,217	664,139	662,378	624,276
Federal Home Loan Bank advances	96,069	100,069	98,069	100,069	114,169	116,100	139,600
Junior subordinated debt owed to unconsolidated trust	8,248	8,248	8,248	8,248	8,248	8,248	8,248
Total shareholders’ equity	125,715	131,581	125,759	130,517	81,104	77,462	72,927

OPERATING DATA
Net interest income	$6,345	$6,670	$26,191	$26,443	$26,051	$24,524	$24,040
Provision for loan losses	135	484	2,896	1,558	902	2,830	1,369
Noninterest income	2,440	2,761	8,717	11,127	10,685	10,181	3,136
Noninterest expenses	8,581	8,350	30,653	32,592	31,518	31,405	30,040
Income tax provision (benefit)	146	194	241	1,003	1,313	35	(1,360)
Net (loss) income	(77)	403	1,118	2,417	3,003	435	(2,873)

COMMON SHARE DATA(2)
Basic and diluted (loss) earnings per share	$(0.01)	$0.04	$0.11	$0.24	$0.29	$0.04	$(0.28)
Dividends declared per share	0.03	0.03	0.12	0.12	0.09	—	0.16
Book value per share	12.43	12.44	12.44	12.34	7.67	7.32	6.88
Outstanding shares	10,111,757	10,575,776	10,112,310	10,576,302	10,577,369	10,587,882	10,597,979

KEY OPERATING RATIOS
(Loss) return on average assets	(0.03)%	0.17%	0.12%	0.26%	0.34%	0.05%	(0.34)%
(Loss) return on average equity	(0.25)	1.23	0.86	1.85	3.70	0.58	(3.71)
Interest rate spread	2.59	2.66	2.63	2.67	2.88	2.67	2.61
Net interest margin	2.84	2.94	2.88	2.96	3.12	2.98	3.00
Noninterest expenses to average assets	3.65	3.49	3.21	3.44	3.55	3.61	3.55
Dividend payout ratio	(372.73)	74.44	104.74	49.28	13.49	41.61	(25.63)
Efficiency ratio	97.71	91.26	88.19	87.54	86.71	90.64	88.72
Allowance for loan losses as a percent of total loans	0.94	0.85	0.93	0.80	0.79	0.80	0.97
Non-performing loans to total loans	1.32	1.79	1.11	1.70	0.81	0.49	1.50
Non-performing assets to total assets	1.04	1.21	0.94	1.21	0.67	0.77	1.09
Allowance for loan losses as a percent of non-performing loans	70.83	47.26	83.45	46.93	97.44	162.65	64.83
Net charge-offs to average loans outstanding during the year	0.11	0.05	0.22	0.22	0.16	0.64	0.09
Average equity to average assets	13.27	13.71	13.59	13.80	9.14	8.68	9.16

CAPITAL RATIOS (Bank only)
Total risk-based capital ratio	21.15%	22.30%	21.41%	22.21%	15.34%	14.30%	13.32%
Tier 1 risk-based capital ratio	19.90	21.10	20.20	21.09	14.40	13.36	12.33
Tier 1 capital ratio	11.10	10.76	11.08	10.86	7.81	8.02	7.59

(1)	Includes mortgagors’ and investors’ escrow accounts.
(2)	On January 12, 2011, SI Financial converted from the mutual holding company to stock holding company form of organization. Concurrent with the completion of the conversion, each share of the former SI Financial’s outstanding common stock held by public shareholders was exchanged for 0.8981 shares of SI Financial common stock. All share-related information for periods prior to the conversion is converted at that ratio.

Selected Historical Financial Data of Newport Bancorp

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)
FINANCIAL CONDITION DATA
Investment securities	$19,436	$36,860	$22,307	$36,220	$47,021	$51,147	$58,552
Loans, net	356,106	353,543	355,038	348,492	356,049	351,499	333,029
Total assets	430,591	467,535	449,413	453,909	449,685	458,879	432,335
Deposits	281,509	273,080	289,674	264,769	261,050	261,946	229,123
Borrowings	91,321	138,724	102,797	133,696	135,236	141,468	145,438
Stockholders’ equity	53,965	52,195	53,155	51,654	49,703	51,391	54,313

OPERATING DATA
Net interest income	$3,400	$3,561	$13,805	$14,934	$15,152	$13,461	$12,056
Provision for loan losses	—	281	1,019	1,121	956	593	568
Noninterest income	521	543	2,457	2,386	2,183	2,130	1,576
Noninterest expenses	3,533	3,234	13,006	13,967	13,687	13,461	12,916
Income before income taxes	388	589	2,237	2,232	2,692	1,537	148
Net income (loss)	141	402	1,561	1,450	1,800	708	(848)

COMMON SHARE DATA
Basic earnings (loss) per share	$0.04	$0.12	$0.47	$0.44	$0.52	$0.18	$(0.20)
Diluted earnings (loss) per share	0.04	0.12	0.46	0.44	0.52	0.18	(0.20)
Dividends declared per share	—	—	—	—	—	—	—
Book value per share	15.22	14.89	15.19	14.73	14.25	13.42	12.86
Outstanding shares	3,544,722	3,506,206	3,499,722	3,506,406	3,488,777	3,830,177	4,222,414

KEY OPERATING RATIOS
Return (loss) on average assets	0.13%	0.35	0.34%	0.32%	0.40%	0.16%	(0.22)%
Return (loss) on average equity	1.05	3.08	2.96	2.83	3.57	1.34	(1.47)
Interest rate spread	3.32	3.39	3.21	3.49	3.50	2.95	2.76
Net interest margin	3.50	3.55	3.38	3.69	3.72	3.27	3.32
Noninterest expenses to average assets	3.24	2.84	2.80	3.07	3.02	2.99	3.29
Efficiency ratio	90.10	78.80	79.98	80.64	78.96	85.97	90.08
Allowance for loan losses to loans	1.10	1.03	1.12	1.05	1.02	0.98	0.87
Non-performing loans to total loans	0.52	0.84	0.60	0.54	0.03	0.24	—
Non-performing assets to total assets	0.44	0.76	0.48	0.42	0.02	0.19	—
Allowance for loan losses to non-performing loans	211.08	135.68	186.62	194.19	3,400.00	403.14	N/A
Net charge-offs to average loans	0.04	0.27	0.19	0.31	0.21	0.01	0.01
Average equity to average assets	12.31	11.45	11.36	11.25	11.15	11.77	14.66

CAPITAL RATIOS (Bank only)
Total risk-based capital ratio	17.42%	16.00%	17.10%	16.00%	15.20%	14.10%	14.30%
Tangible capital ratio	10.58	9.31	10.00	9.50	9.30	8.60	8.90
Leverage capital ratio	10.58	9.31	10.00	9.50	9.30	8.60	8.90

SUMMARY SELECTED PRO FORMA COMBINED DATA

The following tables show selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the period presented, in the case of balance sheet information, and at the beginning of the period presented, in the case of income statement information. The pro forma information reflects the acquisition method of accounting.

SI Financial anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of SI Financial following the merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of SI Financial would have been had our companies been combined during this period.

An exchange ratio of 1.5129 was used in preparing this selected pro forma information. You should read this selected summary pro forma information in conjunction with the information under “Pro Forma Financial Information” and with the historical information in this document on which it is based.

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
	(In thousands, except per share data)
Pro forma combined income statement data:
Interest and dividend income	$12,545	$53,414
Interest expense	2,765	13,137

Net interest income	9,780	40,277
Provision for loan losses	135	3,915

Net interest income after provision for loan losses	9,645	36,362
Noninterest income	2,961	11,174
Noninterest expenses (1)	11,031	44,243

Income before income taxes	1,575	3,293
Income tax expense	520	814

Net income	$1,055	$2,479

Pro forma per share data:
Basic earnings per share	$0.09	$0.20
Diluted earnings per share	$0.09	$0.20

		At March 31, 2013
		(In thousands)
Pro forma combined balance sheet data:
Total assets		$1,382,933
Loans receivable, net		1,024,996
Deposits		995,527
Borrowings		205,984
Total shareholders’ equity		155,410

(1)	Excludes merger-related transaction costs incurred in the three months ended March 31, 2013 of $1.2 million (pre-tax).

COMPARATIVE PER SHARE DATA

The following table shows information about SI Financial’s and Newport Bancorp’s earnings per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the date or at the beginning of the period indicated.

The information listed as “pro forma combined” was prepared using an exchange ratio of 1.5129. The information listed as “per equivalent Newport Bancorp share” was obtained by multiplying the pro forma amounts by an exchange ratio of 1.5129. We present this information to reflect that some Newport Bancorp shareholders will receive shares of SI Financial common stock for each share of Newport Bancorp common stock exchanged in the merger. SI Financial anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma combined information, while helpful in illustrating the financial characteristics of SI Financial following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma combined information also does not necessarily reflect what the historical results of SI Financial would have been had our companies been combined during this period.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in this document.

	SI Financial Historical	Newport Bancorp Historical	Pro Forma Combined (1) (2)	Per Equivalent Newport Bancorp Share
Book value per share:
At March 31, 2013	$12.43	$15.22	$12.17	$18.41

Cash dividends declared per share:
Three Months ended March 31, 2013	0.03	—	0.03	0.05
Year ended December 31, 2012	0.12	—	0.12	0.18

Basic earnings (loss) per share:
Three Months ended March 31, 2013	(0.01)	0.04	0.09	0.14
Year ended December 31, 2012	0.11	0.47	0.20	0.30

Diluted earnings (loss) per share:
Three Months ended March 31, 2013	(0.01)	0.04	0.09	0.14
Year ended December 31, 2012	0.11	0.46	0.20	0.30

(1)	Pro forma dividends per share represent SI Financial’s historical dividends per share.
(2)	The pro forma combined book value per share of SI Financial common stock is based upon the pro forma combined common shareholders’ equity for SI Financial and Newport Bancorp divided by total pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

SI Financial common stock is listed on The Nasdaq Global Select Market under the symbol “SIFI”. Newport Bancorp common stock is quoted on The Nasdaq Global Market under the symbol “NFSB”. The following table lists the high and low prices per share for SI Financial common stock and for Newport Bancorp common stock and the cash dividends declared by each company for the periods indicated.

	SI Financial Common Stock						Newport Bancorp Common Stock
	High		Low		Dividends		High		Low		Dividends
Quarter Ended
June 30, 2013 (through , 2013)	$		$		$		$		$		$—
March 31, 2013		12.29		11.44		0.03		17.53		15.42	—

December 31, 2012		$11.82		$10.76		$0.03		$17.25		$15.20	$—
September 30, 2012		11.90		11.08		0.03		14.85		13.70	—
June 30, 2012		11.75		10.38		0.03		14.19		13.25	—
March 31, 2012		11.59		9.69		0.03		14.07		12.47	—

December 31, 2011		$9.90		$8.76		$0.03		$13.39		$12.25	$—
September 30, 2011		10.38		9.01		0.03		14.03		12.00	—
June 30, 2011		10.53		9.67		0.03		14.48		13.41	—
March 31, 2011		10.50		8.50		0.03		14.45		11.71	—

You should obtain current market quotations for SI Financial and Newport Bancorp common stock, as the market price of SI Financial common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of [Record Date], there were approximately 922 holders of record of SI Financial common stock. As of [Record Date], there were approximately                  holders of record of Newport Bancorp common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of SI Financial’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of SI Financial, applicable state law and government regulations and other factors deemed relevant by SI Financial’s board of directors.

ANNUAL MEETING OF SI FINANCIAL SHAREHOLDERS

This proxy statement/prospectus is being provided to holders of SI Financial common stock as SI Financial’s proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the annual meeting of SI Financial shareholders to be held on [Meeting Date], and at any adjournment or postponement of the annual meeting.

Date, Time and Place of Meeting

The special meeting is scheduled to be held as follows:

Date: [Meeting Date]

Time:          .m., Eastern time

Place: [SI Meeting Place], [SI Meeting Address], Willimantic, Connecticut

Purpose of the Meeting

At the annual meeting, SI Financial’s shareholders will be asked to:

•

Approve the agreement and plan of merger, pursuant to which Newport Bancorp will merge with and into SI Financial, with SI Financial surviving the merger, and each outstanding share of Newport Bancorp common stock will be converted into the right to receive at the election of each holder of Newport Bancorp common stock, either $17.55 in cash or 1.5129 shares of SI Financial common stock, subject to proration and adjustment.

•

Approve a proposal, if necessary, to adjourn the annual meeting to permit the further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to achieve a quorum or approve the agreement and plan of merger and the merger.

•	Approve a non-binding advisory resolution approving the compensation of SI Financial’s named executive officers.

•	Elect two directors for a term of three years or until their respective successors are elected and qualified.

•	Ratify the appointment of Wolf & Company, P.C. as independent auditors for SI Financial for the fiscal year ended December 31, 2013.

•	Transact any other business that may properly come before the special meeting or any postponement or adjournment of the special meeting.

Who Can Vote at the Meeting

You are entitled to vote if the records of SI Financial showed that you held shares of SI Financial common stock as of the close of business on [Record Date]. Beneficial owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their recordholder how to vote their shares. As of the close of business on the record date, a total of 10,111,757 shares of SI Financial common stock were outstanding. Each share of common stock has one vote on each matter presented to shareholders. If you are a beneficial owner of shares of SI Financial common stock held in “street name” and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The annual meeting will conduct business only if a majority of the outstanding shares of SI Financial common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of SI Financial common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval and adoption of the agreement and plan of merger will require the affirmative vote of a majority of the outstanding shares of SI Financial common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the agreement and plan of merger. Broker non-votes and abstentions from voting will have the same effect as voting against the agreement and plan of merger.

The affirmative vote of the majority of votes cast is required if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, the non-binding advisory vote on the compensation payable to the named executive officers of SI Financial and to ratify the appointment of the auditors for the year ended December 31, 2013. Broker non-votes and abstentions will not be voted as votes cast and will have no effect on the voting of these proposals.

In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to any nominee or withhold votes as to all nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes withheld and broker non-votes will have no effect on the vote for the election of directors.

If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter except for the ratification of the independent auditors. SI Financial’s board of directors unanimously recommends a vote “FOR” approval and adoption of the agreement and plan of merger, “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the agreement and plan of merger, “FOR” the approval of the compensation payable to the named executive officers of SI Financial, “FOR” the election of directors and “FOR” the ratification of the appointment of independent auditors for the fiscal year ending December 31, 2013.

Shares Held by SI Financial Officers and Directors and by Newport Bancorp

As of [Record Date], directors and executive officers of SI Financial beneficially owned 429,370 shares of SI Financial common stock. This equals 4.2% of the outstanding shares of SI Financial common stock. As of the same date, neither Newport Bancorp nor any its subsidiaries, directors or executive officers owned any shares of SI Financial common stock.

Voting and Revocability of Proxies

You may vote in person at the annual meeting or by proxy. To ensure your representation at the annual meeting, SI Financial recommends that you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the annual meeting.

SI Financial shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. If your shares are held in “street name” and you wish to vote in person at the annual meeting, you will have to obtain a “legal proxy” from your recordholder entitling you to vote at the annual meeting.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval and adoption of the agreement and plan of merger. If you are the record holder of your shares of SI Financial common stock and submit your proxy without specifying a voting instruction, your shares of SI Financial common stock will be voted “FOR” the proposal to approve and adopt the agreement and plan of merger and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, “FOR” the approval of the resolution approving the compensation payable to the named executive officers of SI Financial, “FOR,” election of directors and “FOR” the ratification of the appointment of independent auditors for the fiscal year ending December 31, 2013. If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter except for the ratification of the independent auditors. SI Financial’s board of directors unanimously recommends a vote “FOR” approval and adoption of the agreement and plan of merger, “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the agreement and plan of merger, “FOR” the approval of the compensation payable to the named executive officers of SI Financial, “FOR” the election of directors and “FOR” the ratification of the appointment of independent auditors for the fiscal year ending December 31, 2013.

You may revoke your proxy at any time before it is voted by:

•	filing with the Corporate Secretary of SI Financial a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the annual meeting.

Attendance at the annual meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

SI Financial Group, Inc.

Laurie L. Gervais, Corporate Secretary

803 Main Street

Willimantic, Connecticut 06226

If any matters not described in this document are properly presented at the annual meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. SI Financial does not know of any other matters to be presented at the meeting.

Participants in the ESOP, 401(k) Plan and Equity Incentive Plans

If you participate in the Savings Institute Bank and Trust Company Employee Stock Ownership Plan, or the “ESOP”, or if you invest in SI Financial common stock through the stock fund in the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan, or the “401(k) Plan”, you will receive a voting instruction card for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of SI Financial common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of SI Financial common stock held by the ESOP and all allocated shares for which no timely voting instructions are received are voted by the ESOP trustee in the same proportion as shares for which the trustee received voting instructions from other plan participants, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants may direct the Stock Fund trustee how to vote the shares credited to their accounts. The Stock Fund trustee will vote all shares for which it does not receive timely instructions from participants in the same proportion as shares for which the trustee received voting instructions from other plan participants. Under the SI Financial Group, Inc. 2005 Equity Incentive Plan and the SI Financial Group, Inc. 2012 Equity Incentive Plan, participants may direct the plan trustee how to vote the unvested shares of restricted stock awards. The plan trustee will vote all shares held in the trust for which it does not receive timely instructions as directed by SI Financial. The deadline for returning your voting instruction cards is                 , 2013.

Solicitation of Proxies

SI Financial will pay for this proxy solicitation. In addition to soliciting proxies by mail, AST Phoenix Advisors, a proxy solicitation firm, will assist SI Financial in soliciting proxies for the annual meeting. SI Financial will pay $6,000 for these services plus out-of-pocket expenses. Additionally, directors, officers and employees of SI Financial may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. SI Financial will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1

APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER

At SI Financial’s annual meeting of shareholders, shareholders will consider and vote on a proposal to approve and adopt the agreement and plan of merger. Details about the merger, including each party’s reasons for the merger, the effect of approval and adoption of the agreement and plan of merger and the timing of effectiveness of the merger, are discussed in the section entitled “Description of The Merger” beginning on page      of this document.

Approval of the merger proposal requires the presence of a quorum and the affirmative vote of the holders of at a majority of the outstanding shares of common stock of SI Financial entitled to vote at the meeting.

SI Financial board of directors unanimously recommends

that SI Financial shareholders vote “FOR”

approval and adoption of the agreement and plan of merger and the merger.

PROPOSAL NO. 2

ADJOURNMENT OF THE SPECIAL MEETING

If there are insufficient proxies at the time of the meeting to approve and adopt the agreement and plan of merger, the SI Financial shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. The SI Financial board does not currently intends to propose adjournment at the meeting if there are sufficient votes to approve and adopt the agreement and plan of merger (Proposal No. 1).

SI Financial board of directors unanimously recommends a vote “FOR”

approval of the adjournment of the shareholder meeting if necessary to solicit additional proxies in favor of the approval and adoption of the agreement and plan of merger.

PROPOSAL NO. 3

ELECTION OF DIRECTORS

SI Financial’s board of directors consists of seven members. The board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The board of directors’ nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified, are Rheo A. Brouillard and Roger Engle.

It is intended that the proxies solicited by the board of directors will be voted for the election of the nominees named above. If either nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute nominee proposed by the board of directors. At this time, the board of directors knows of no reason why either nominee might be unable to serve.

The board of directors recommends a vote “FOR” the election of both of the nominees.

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated in each individual’s biography is as of December 31, 2012. There are no family relationships among the directors or executive officers. The indicated period for service as a director includes service as a director of Savings Institute.

Board Nominees for Terms Ending in 2016

Rheo A. Brouillard has been the President and Chief Executive Officer of Savings Institute and SI Financial since 1995 and 2004, respectively. Age 58. Director since 1995.

Mr. Brouillard’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which Savings Institute serves affords the Board valuable insight regarding the business and operations of Savings Institute. Mr. Brouillard’s knowledge of SI Financial’s and Savings Institute’s business and history, position him well to continue to serve as President and Chief Executive Officer.

Roger Engle was the President of The Crystal Water Company, a water supplier located in Danielson, Connecticut, from 1973 until his retirement in 2000. Mr. Engle served as the First Selectman for the town of Brooklyn, Connecticut from November 2005 until November 2009. As First Selectman, Mr. Engle oversaw all functions of the town, including the budgeting process, issuance of bonds and maintenance of public infrastructure. He was also a director of Connecticut Water Service, Inc. (NASDAQ: CTWS), which delivers water to customers throughout 42 towns in Connecticut and Massachusetts, from 2000 to 2005. Age 74. Director since 1998.

Mr. Engle’s experience as President of The Crystal Water Company and First Selectman provides the Board valuable management level experience, including insight into the budget process. In addition, Mr. Engle’s continued involvement in community organizations and local political matters is a vital component of a well-rounded board.

Directors with Terms Ending in 2014

Mark D. Alliod is the President and sole owner of Mark D. Alliod CPA PC, a public accounting firm in South Windsor, Connecticut. Age 49. Director since 2005.

Mr. Alliod provides expertise with regard to tax, financial and accounting matters. Also, as owner of an accounting firm, Mr. Alliod brings small business knowledge and management experience. He has the background to qualify as SI Financial’s audit committee financial expert.

Michael R. Garvey is a principal and owner of the public accounting firm of Garvey & Associates, LLC, which provides audit and tax services throughout Connecticut. As a principal of an accounting firm, Mr. Garvey is responsible for monitoring the firm’s risk management, strategic plan and overall firm operations. Mr. Garvey is also a principal and owner of Professional Payrolls, LLC, which provides payroll processing services to small, local businesses in New London, Connecticut. Age 48. Director since 2007.

Mr. Garvey is a certified public accountant and has the financial background and expertise in financial accounting, auditing and tax matters to qualify as an audit committee financial expert. In addition, Mr. Garvey possesses substantial small company management experience as the owner of Professional Payrolls, LLC.

Robert O. Gillard is the Chairman and owner of the O.L. Willard Company, Inc., a material supply company with locations in Storrs and Willimantic, Connecticut. Age 66. Director since 1999.

Mr. Gillard’s career as a small business executive provides SI Financial with organizational understanding and expertise. Further, through his business, Mr. Gillard has gained comprehensive knowledge of the homebuilding industry throughout Eastern Connecticut, which aids the Board in its oversight of the lending function. In addition, as an active member of the community, including being a member of the Design Review Subcommittee of the Mansfield Planning Board and his previous service on the Greater Windham Community Foundation, Mr. Gillard is knowledgeable of the local consumer environment.

Directors with Terms Ending in 2015

Donna M. Evan is a Sales Manager for WILI AM/FM, a commercial radio station located in Willimantic, Connecticut. Her responsibilities include working with local and regional businesses to market products and services, soliciting business from local and regional businesses and communicating with advertising agencies to coordinate advertising for national clients. Age 64. Director since 1996.

Ms. Evan brings significant business and management level experience from a setting outside of the financial services industry. In addition, through her business experience, Ms. Evan has gained significant marketing knowledge and valuable insight into current buying trends and the local economic environment, adding additional value to the Board.

Henry P. Hinckley is the Chairman of the Board of Directors of SI Financial and Savings Institute. Mr. Hinckley also was the President and owner of J.P. Mustard Agency, Inc., an insurance agency located in Willimantic, Connecticut until his retirement in June 2012. Age 72. Director since 1984.

Mr. Hinckley provides the Board with significant local marketing and sales insight and managerial and operational knowledge through his experience as president of an insurance agency. Mr. Hinckley has considerable experience in the insurance industry and the related risk assessment practice area necessary in banking operations.

PROPOSAL NO. 4

RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Risk Committee of the board of directors has appointed Wolf & Company, P.C. to be SI Financial’s independent registered public accounting firm for 2013, subject to ratification by shareholders. A representative of Wolf & Company, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast, the Audit and Risk Committee of the board of directors may consider other independent registered public accounting firms.

The board of directors recommends a vote “FOR” the ratification of the appointment of the independent registered public accounting firm.

Audit and Risk Committee Report

SI Financial’s management is responsible for SI Financial’s internal control over financial reporting. SI Financial’s independent registered public accounting firm is responsible for performing an independent audit of SI Financial’s consolidated financial statements and issuing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The independent registered public accounting firm is also responsible for issuing an opinion on SI Financial’s internal control over financial reporting based on criteria issued by the Committee on Sponsoring Organizations of the Treadway Commission. The Audit and Risk Committee oversees SI Financial’s internal control over financial reporting on behalf of the board of directors.

In this context, the Audit and Risk Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit and Risk Committee that SI Financial’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit and Risk Committee has reviewed and discussed the consolidated financial statements with management and SI Financial’s independent registered public accounting firm. The Audit and Risk Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the consolidated financial statements.

In addition, the Audit and Risk Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit and Risk Committee concerning independence and has discussed with the independent registered public accounting firm the firm’s independence from SI Financial and its management. In concluding that the independent registered public accounting firm is independent, the Audit and Risk Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit and Risk Committee discussed with SI Financial’s independent registered public accounting firm the overall scope and plans for their audit. The Audit and Risk Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of SI Financial’s internal control over financial reporting and the overall quality of SI Financial’s financial reporting process.

In performing all of these functions, the Audit and Risk Committee acts only in an oversight capacity. In its oversight role, the Audit and Risk Committee relies on the work and assurances of SI Financial’s management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm that, in its report, expresses an opinion on the conformity of SI Financial’s consolidated financial statements with U.S. generally accepted accounting principles. The Audit and Risk Committee’s oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit and Risk Committee’s considerations and discussions with management and the independent registered public accounting firm do not assure that SI Financial’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles, that the audit of SI Financial’s consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that SI Financial’s independent registered public accounting firm is “independent.”

In reliance on the reviews and discussions referred to above, the Audit and Risk Committee recommended to the board of directors, and the Board has approved, that the audited consolidated financial statements be included in SI Financial’s Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the

Securities and Exchange Commission. The Audit and Risk Committee has appointed, subject to stockholder ratification, the selection of SI Financial’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

Audit and Risk Committee of the board of directors

of SI Financial Group, Inc.

Mark D. Alliod – Chairperson

Roger Engle

Michael R. Garvey

Robert O. Gillard

Audit Fees

The following table sets forth the fees billed to SI Financial for the years ended December 31, 2012 and 2011 by Wolf & Company, P.C.:

	2012	2011
Audit Fees	$220,081	$221,427
Audit-Related Fees (1)	33,041	32,306
Tax Fees (2)	36,015	35,000
All Other Fees (3)	4,900	—

(1)	Represents fees for audits of the 401(k) Plan and the ESOP.
(2)	Represents services rendered for tax compliance, tax advice and tax planning, including the preparation of the annual tax returns and quarterly tax payments.
(3)	For 2012, represents services rendered in connection with the filing of a registration statement on Form S-8 for SI Financial’s 2012 Equity Incentive Plan and work performed related to acquisition due diligence.

Policy on Audit and Risk Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit and Risk Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit and Risk Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the independent registered public accounting firm does not provide any non-audit services to SI Financial that are prohibited by law or regulation.

In addition, the Audit and Risk Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the policy of auditor services must be specific as to the particular services to be provided.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2012, all services were approved, in advance, by the Audit and Risk Committee in compliance with these procedures.

PROPOSAL NO. 5

NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF SI FINANCIAL

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires, among other things, that SI Financial permit a non-binding advisory vote on the compensation of its named executive officers, as described in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in this proxy statement.

This proposal, commonly known as a “say-on-pay” proposal, gives SI Financial’s stockholders the opportunity to endorse or not endorse SI Financial’s executive compensation program and policies through the following resolution:

“Resolved, that SI Financial’s shareholders approve the compensation paid to SI Financial’s named executive officers, as described in the Compensation Discussion and Analysis and compensation tables and narrative disclosure in this proxy statement/prospectus.”

Because the vote is advisory, it will not be binding upon SI Financial or its board of directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements. We urge shareholders to read the Compensation Discussion and Analysis beginning on page      and related compensation tables and narrative on page     , which provide detailed information on our compensation policies and practices for our named executive officers.

The board of directors unanimously recommends a vote “FOR” approval of the compensation of the named executive officers.

ANNUAL MEETING OF NEWPORT BANCORP SHAREHOLDERS

This proxy statement/prospectus is being provided to holders of Newport Bancorp common stock as Newport Bancorp’s proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the annual meeting of Newport Bancorp shareholders to be held on [Meeting Date], and at any adjournment or postponement of the annual meeting. This proxy statement/prospectus is also being provided to you as SI Financial’s prospectus in connection with the offer and sale by SI Financial of its shares of common stock as a result of the proposed merger.

Date, Time and Place of Meeting

The annual meeting is scheduled to be held as follows:

Date: [Meeting Date]

Time:     :         .m., Eastern time

Place: The [NBI Meeting Place], [NBI Meeting Address], Newport, Rhode Island

Purpose of the Meeting

At the annual meeting, Newport Bancorp’s shareholders will be asked to:

•	Approve the agreement and plan of merger, pursuant to which Newport Bancorp will merge with and into SI Financial, with SI Financial surviving the merger, and each outstanding share of Newport

Bancorp common stock will be converted into the right to receive at the election of each holder of Newport Bancorp common stock, either $17.55 in cash or 1.5129 shares of SI Financial common stock.

•

Approve a proposal, if necessary, to adjourn the annual meeting to permit the further solicitation of proxies if there are not sufficient votes at the time of the special meeting to achieve a quorum or approve the agreement and plan of merger and the merger.

•	Approve a non-binding advisory resolution approving the compensation that Newport Bancorp’s named executive officers will receive in connection with merger.

•

Elect two directors (the nominees to be elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated, for a term of three years and until their respective successors are elected and qualified).

•	Ratify the appointment of Wolf & Company, P.C. as independent auditors for Newport Bancorp for the fiscal year ending December 31, 2013.

•	Vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp.

•	Vote on the frequency of the advisory vote on the compensation payable to the named executive officers of Newport Bancorp.

•	Transact any other business that may properly come before the annual meeting or any postponement or adjournment of the annual meeting.

Who Can Vote at the Meeting

You are entitled to vote if the records of Newport Bancorp showed that you held shares of Newport Bancorp common stock as of the close of business on [Record Date]. Beneficial owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their recordholder how to vote their shares. As of the close of business on the record date, a total of 3,544,722 shares of Newport Bancorp common stock were outstanding. Each share of common stock has one vote on each matter presented to shareholders. If you are a beneficial owner of shares of Newport Bancorp common stock held in “street name” and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The annual meeting will conduct business only if a majority of the outstanding shares of Newport Bancorp common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of Newport Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval and adoption of the agreement and plan of merger will require the affirmative vote of a majority of the outstanding shares of Newport Bancorp common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the agreement and plan of merger. Broker non-votes and abstentions from voting will have the same effect as voting against the agreement and plan of merger.

The affirmative vote of the majority of votes cast is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, to approve the non-binding advisory vote on the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, to ratify the appointment of the independent auditors for the year ending December 31, 2013, and to approve the non-binding advisory vote on the compensation payable to the named executive officers of Newport Bancorp.

In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to any nominee or withhold votes as to all nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes withheld and broker non-votes will have no effect on the vote for the election of directors.

In voting on the non-binding proposal with respect to the frequency that stockholders will vote on our executive compensation, a stockholder may: (1) select that stockholders consider the proposal every one year; (2) select that stockholders consider the proposal every two years; (3) select that stockholders consider the proposal every three years; or (4) abstain from voting on the proposal. Generally, approval of any matter presented to stockholders requires the affirmative vote of a majority of the votes cast. However, because this vote is advisory and non-binding, if none of the frequency options receive a majority of the votes cast, the option receiving the greatest number of votes will be considered the frequency recommended by our stockholders. Even though this vote will neither be binding on us or the board of directors, or impose any additional fiduciary duty on us or the board of directors, the board of directors will take into account the outcome of this vote in making a determination on the frequency that advisory votes on executive compensation will be included in our proxy statements.

If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter except for the ratification of the independent auditors. Newport Bancorp’s board of directors unanimously recommends a vote “FOR” approval and adoption of the agreement and plan of merger, “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the agreement and plan of merger, “FOR” the approval of the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, “FOR” the election of directors and “FOR” the ratification of the appointment of independent auditors for the fiscal year ending December 31, 2013.

Shares Held by Newport Bancorp Officers and Directors and by SI Financial

As of [Record Date], directors and executive officers of Newport Bancorp beneficially owned 326,851 shares of Newport Bancorp common stock. This equals 9.2% of the outstanding shares of Newport Bancorp common stock. As of the same date, neither SI Financial nor any its subsidiaries, directors or executive officers owned any shares of Newport Bancorp common stock. All of Newport Bancorp’s directors entered into voting agreements with SI Financial to vote the 251,420 shares of Newport Bancorp common stock owned by them in favor of the proposal to approve the agreement and plan of merger.

Voting and Revocability of Proxies

You may vote in person at the annual meeting or by proxy. To ensure your representation at the annual meeting, Newport Bancorp recommends that you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the annual meeting.

Newport Bancorp shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. If your shares are held in “street name” and you wish to vote in person at the annual meeting, you will have to obtain a “legal proxy” from your recordholder entitling you to vote at the annual meeting.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval and adoption of the agreement and plan of merger. If you are the record holder of your shares of Newport Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of Newport Bancorp common stock will be voted “FOR” the proposal to approve and adopt the agreement and plan of merger, “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, “FOR” the approval of the resolution approving the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, “FOR” the election of directors, “FOR” the ratification of the appointment of independent auditors for the fiscal year ending December 31, 2013, “FOR” the non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp and to hold the non-binding advisory vote to approve the compensation payable to the named executive officers of Newport Bancorp every year. If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter except for the ratification of the independent auditors. Newport Bancorp’s board of directors unanimously recommends a vote “FOR” approval and adoption of the agreement and plan of merger, “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the agreement and plan of merger, “FOR” the approval of the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, “FOR” the election of directors, “FOR” the ratification of the appointment of independent auditors for the fiscal year ending December 31, 2013, “FOR” the non-binding advisory resolution approving the compensation payable to the named executive officers of Newport Bancorp and to hold the non-binding advisory vote to approve the compensation payable to the named executive officers of Newport Bancorp every year.

You may revoke your proxy at any time before it is voted by:

•	filing with the Corporate Secretary of Newport Bancorp a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the annual meeting.

Attendance at the annual meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Newport Bancorp, Inc.

Judy Tucker, Corporate Secretary

100 Bellevue Avenue

Newport, Rhode Island 02840

If any matters not described in this document are properly presented at the annual meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. Newport Bancorp does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

Newport Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, Regan & Associates, a proxy solicitation firm, will assist Newport Bancorp in soliciting proxies for the annual meeting. Newport Bancorp will pay $6,000 for these services plus out-of-pocket expenses. Additionally, directors, officers and employees of Newport Bancorp and Newport Federal may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Newport Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1

APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER

At Newport Bancorp’s annual meeting of shareholders, shareholders will consider and vote on a proposal to approve and adopt the agreement and plan of merger. Details about the merger, including each party’s reasons for the merger, the effect of approval and adoption of the agreement and plan of merger and the timing of effectiveness of the merger, are discussed in the section entitled “Description of The Merger” beginning on page      of this document.

Approval of the merger proposal requires the presence of a quorum and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Newport Bancorp entitled to vote at the meeting.

Newport Bancorp board of directors unanimously recommends

that Newport Bancorp shareholders vote “FOR”

approval and adoption of the agreement and plan of merger and the merger.

PROPOSAL NO. 2

ADJOURNMENT OF THE ANNUAL MEETING

If there are insufficient proxies at the time of the meeting to approve and adopt the agreement and plan of merger, the Newport Bancorp shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. The Newport Bancorp board does not currently intend to propose adjournment at the meeting if there are sufficient votes to approve and adopt the agreement and plan of merger (Proposal No. 1).

Newport Bancorp board of directors unanimously recommends a vote “FOR”

approval of the adjournment of the shareholder meeting if necessary to solicit additional proxies in favor of the approval and adoption of the agreement and plan of merger.

PROPOSAL NO. 3

NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION PAYABLE TO THE

NAMED EXECUTIVE OFFICERS OF NEWPORT BANCORP IN CONNECTION WITH THE MERGER

In accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules of the Securities and Exchange Commission adopted thereunder, Newport Bancorp’s board of directors is providing shareholders with the opportunity to cast a non-binding advisory vote on the compensation payable to the named executive officers of Newport Bancorp in connection with the merger, as summarized in the table under the caption “Description of the Merger—Interests of Certain Persons in the Merger—Severance and Other Payments to Certain Persons” beginning on page      of this proxy statement/prospectus. This proposal gives Newport Bancorp shareholders the opportunity to express their views on the compensation that Newport Bancorp’s named executive officers will be entitled to receive that is based on or otherwise relates to the merger.

As described in greater detail under the caption “Description of the Merger—Interests of Certain Persons in the Merger—Severance and Other Payments to Certain Persons,” three of Newport Bancorp’s “named executive officers” will receive a payment from Newport Bancorp or SI Financial. Two of the named executive officers will also enter into a new consulting agreement with Savings Institute, as a result of the merger. Under Securities Exchange Commission rules, Newport Bancorp’s shareholders must be provided with the opportunity to vote on a non-binding advisory resolution to approve certain “golden parachute” payments that named executive officers will receive in connection with the merger. The payments to Messrs. McCarthy, Moscardi and Gilmore constitute “golden parachute” payments.

None of Messrs. McCarthy, Moscardi and Gilmore is expected to be offered an officer position with SI Financial following the merger. Under each executive’s agreement with Newport Bancorp and/or Newport Federal, the executive will be entitled to receive a severance payment upon the occurrence of a change in control and the loss of comparable employment.

Accordingly, at the annual meeting, Newport Bancorp is asking its shareholders to approve, in a non-binding advisory vote, the compensation payable to Messrs. McCarthy, Moscardi and Gilmore in connection with the merger through the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Messrs. McCarthy, Moscardi and Gilmore in connection with the merger, as disclosed in the table under the caption “Description of the Merger—Interests of Certain Persons in the Merger—Severance and Other Payments to Certain Persons” in this proxy statement/prospectus in accordance with Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The vote on this Proposal No. 3 is a vote separate and apart from the vote on Proposal No. 1 to approve the agreement and plan of merger. Accordingly, you may vote not to approve this Proposal No. 3 and to approve Proposal No. 1, and vice versa. Because the vote is advisory in nature only, it will not be binding on either Newport Bancorp or SI Financial, regardless of whether the agreement and plan of merger is approved. Accordingly, as the compensation to be paid in connection with the merger is a contractual obligation to Messrs. McCarthy, Moscardi and Gilmore, regardless of the outcome of this advisory vote, such compensation will be payable if the agreement and plan of merger is approved and the merger is completed, subject only to the contractual conditions applicable to such payment.

The affirmative vote of the majority of the votes cast is required to approve this proposal. Abstentions and broker non-votes will have no effect on this proposal.

Newport Bancorp’s Board of Directors unanimously recommends a vote “FOR”

approval, on an advisory non-binding basis, of the compensation payable in connection with the merger.

PROPOSAL NO. 4

ELECTION OF DIRECTORS

Newport Bancorp currently has eleven directors. The Board is divided into three classes with staggered three-year terms. The nominees for election this year are William R. Harvey and Kevin M. McCarthy, each of whom currently serves in the class of Newport Bancorp and Newport Federal directors with terms ending in 2013. Alicia S. Quirk, who also serves in the class of directors with terms ending in 2013, will retire on the date of the 2013 Annual Meeting of Stockholders. The Board of Directors has determined to decrease the number of directors from eleven to ten immediately following Ms. Quirk’s retirement.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named below unless other instructions are provided. If any nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated in the biography of each nominee and continuing director is at December 31, 2012.

The nominees standing for election are:

William R. Harvey is an attorney and partner in the law firm Harvey, Carr & Hadfield. Mr. Harvey’s extensive legal career, make his contributions to the Board in the areas of leadership, consensus building, corporate governance and litigation oversight very important. Mr. Harvey has been a director of Newport Federal since 1987 and director of Newport Bancorp since its formation. Mr. Harvey also provides legal services to Newport Bancorp and Newport Federal. Age 66.

Kevin M. McCarthy is President and Chief Executive Officer of Newport Federal and Newport Bancorp. Mr. McCarthy joined Newport Federal in 1989. Prior to joining Newport Federal, Mr. McCarthy served as Vice President, Director of Policy and Supervision at the Federal Home Loan Bank of Boston from 1977 to 1989 and was a savings and loan examiner with the Federal Home Loan Bank Board from 1973 to 1977. Currently, Mr. McCarthy serves on the Board of the Federal Home Loan Bank of Boston and the Community Bank Council of the American Bankers Association. Mr. McCarthy is a retired Captain in the U.S. Navy Reserve. Mr. McCarthy has been a director of Newport Federal since 1993 and director of Newport Bancorp since its formation. Age 65.

The following directors have terms ending in 2014:

Peter T. Crowley is the owner of La Forge Casino Restaurant. Mr. Crowley’s experience successfully managing and working in one of the premier restaurants in Newport for the last 42 years has resulted in management, financial and marketing expertise that has benefited Newport Federal. Mr. Crowley has been a director of Newport Federal since 1992 and a director of Newport Bancorp since its formation. Age 64.

Michael J. Hayes is the President of Michael Hayes Co. Mr. Hayes’ experience as the Chief Executive of a local clothing retailer gives him unique insights in Newport Bancorp’s challenges, opportunities and operations. In addition, his retail marketing skills have proven to be most helpful to Newport Federal. Mr. Hayes has been a director of Newport Federal since 1988 and a director of Newport Bancorp since its formation. Age 63.

Arthur H. Lathrop is a Certified Public Accountant. Mr. Lathrop was licensed as a Certified Public Accountant in Massachusetts in 1982 and in Rhode Island from 1987 to the present. He brings substantial financial, auditing and tax expertise to the Board. Mr. Lathrop has been a director of Newport Federal since 2005 and a director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Mr. Lathrop was a director of Westerly Savings Bank from 1993 until it merged with Newport Federal in 2005. Mr. Lathrop was also a director of Ocean State Tax-Exempt Fund until 2008. Age 58.

Kathleen A. Nealon is a Certified Public Accountant, the Chief Financial Officer and a manager in the Professional Planning Group, a Westerly, Rhode Island based company that provides an array of financial planning services. Ms. Nealon brings financial, accounting and management expertise to the Board. Ms. Nealon has been a director of Newport Federal since 2005 and a director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Ms. Nealon was a director of Westerly Savings Bank from 2004 until it merged with Newport Federal in 2005. Age 60.

The following directors have terms ending in 2015:

Donald N. Kaull is a retired independent property/casualty insurance agent. As the former Chief Executive of an insurance agency, Mr. Kaull brings extensive experience in management, corporate governance, finance and risk management to the Board. Mr. Kaull has been a director of Newport Federal since 1989 and a director of Newport Bancorp since its formation. Age 67.

Arthur P. Macauley is President of CM Publications, Inc. Prior to starting his own company, CM Publications, Mr. Macauley was the Director of Planning for a graphics company. His background in planning and management provides a unique perspective to the Board. Mr. Macauley has been a director of Newport Federal since 2005 and a director of Newport Bancorp since its formation. Before serving as a director with Newport Federal, Mr. Macauley was a director of Westerly Savings Bank from 1981 until it merged with Newport Federal in 2005. Age 70.

Nino Moscardi has been Executive Vice President, Chief Operating Officer and director of Newport Federal since October 2005 and Executive Vice President, Chief Operating Officer and director of Newport Bancorp since its formation. Before serving with Newport Federal, Mr. Moscardi was Chairman and Chief Executive Officer of Westerly Savings Bank from 1989 until it merged with Newport Federal in 2005. Mr. Moscardi currently serves on the Board and is a former chairman of the Rhode Island Bankers Association. He also is a Board member of the Ocean State Business Development Authority. Age 61.

Barbara Saccucci-Radebach is the General Manager of Saccucci Lincoln Mercury Honda, Inc. and has been since 1974. In addition to Ms. Saccucci-Radebach’s expertise in management and administration, she brings risk assessment skills and marketing expertise to the Board. Ms. Saccucci-Radebach has been a director of Newport Federal since 1991 and a director of Newport Bancorp since its formation. Age 60.

Newport Bancorp’s Board of Directors unanimously recommends

a vote “FOR” the election of each of the nominees.

PROPOSAL NO. 5

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Wolf & Company, P.C. to be Newport Bancorp’s independent registered public accounting firm for the 2013 fiscal year, subject to ratification by stockholders. A representative of Wolf & Company, P.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of Wolf & Company, P.C. is not approved by a majority of the votes cast by stockholders at the annual meeting, other independent registered public accounting firms may be considered by the Audit Committee of the Board of Directors.

The Board of Directors recommends that stockholders vote “FOR” the ratification of the appointment of Wolf & Company, P.C. as Newport Bancorp’s independent registered public accounting firm.

Audit and Non-Audit Fees

The following table sets forth the fees billed to Newport Bancorp for the fiscal years ended December 31, 2012 and December 31, 2011 by Wolf & Company, P.C.

	2012	2011
Audit fees (1)	$159,000	$153,500
Tax fees (2)	18,000	17,000
All other fees (3)	7,500	7,500

(1)	Includes quarterly reviews.
(2)	Includes tax return preparation and related tax compliance services.
(3)	Includes WolfPac IT risk assessment annual license fee.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to Newport Bancorp that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services. During the year ended December 31, 2012, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Audit Committee Report

Newport Bancorp’s management is responsible for Newport Bancorp’s internal controls and financial reporting process. Newport Bancorp’s independent registered public accounting firm is responsible for performing an independent audit of Newport Bancorp’s consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees Newport Bancorp’s internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that Newport Bancorp’s consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the consolidated financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning the independent registered public accounting firm’s independence, and has discussed such independence with the independent registered public accounting firm. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with Newport Bancorp’s independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their audit, their evaluation of Newport Bancorp’s internal controls, and the overall quality of Newport Bancorp’s financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of Newport Bancorp’s management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, expresses an opinion on the conformity of Newport Bancorp’s consolidated financial statements to generally accepted accounting principles. The Audit Committee’s oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions with management and the independent registered public accounting firm do not ensure that Newport Bancorp’s consolidated financial statements are presented in accordance with generally accepted accounting principles, that the audit of Newport Bancorp’s consolidated financial statements has been carried out in accordance with standards of the Public Company Accounting Oversight Board (United States) or that Newport Bancorp’s independent registered public accounting firm is in fact “independent.”

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the board has approved, that the audited consolidated financial statements be included in Newport Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to stockholder ratification, the selection of Newport Bancorp’s independent registered public accounting firm, for the fiscal year ending December 31, 2013.

Audit Committee of the Board of Directors of

Newport Bancorp, Inc.

Peter T. Crowley

William R. Harvey

Michael J. Hayes

Arthur H. Lathrop (Chair)

Kathleen A. Nealon

Newport Bancorp’s Board of Directors unanimously recommends a vote “FOR”

the ratification of the appointment of the independent registered public accounting firm.

PROPOSAL NO. 6

NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF NEWPORT BANCORP

The compensation of Newport Bancorp’s principal executive officer and its two other most highly compensated executive officers (the “named executive officers”) is described in the section of this proxy statement/prospectus entitled “Executive Compensation.” Stockholders are urged to read the Executive Compensation section prior to voting on this proposal.

In accordance with Section 14A of the Exchange Act, Newport Bancorp stockholders will be asked at the Newport Bancorp 2013 annual meeting of stockholders to provide their support with respect to the compensation of its named executive officers by voting on the following advisory, non-binding resolution:

RESOLVED, that the stockholders of Newport Bancorp, Inc. approve, on an advisory basis, the compensation of Newport Bancorp, Inc.’s named executive officers described in the Executive Compensation section of the Proxy Statement/Prospectus, the compensation tables and other narrative executive compensation disclosures set forth in that section.

This advisory vote, commonly referred to as a “say-on-pay” advisory vote, is non-binding on the Board of Directors. Although non-binding, the Board of Directors and the Compensation/Personnel Committee value constructive dialogue on executive compensation and other important governance topics with Newport Bancorp stockholders and encourages all stockholders to vote their shares on this matter. The Board of Directors and the Compensation/Personnel Committee will review the voting results and take them into consideration when making future decisions regarding Newport Bancorp’s executive compensation programs.

The Board of Directors unanimously recommends that you vote “FOR” the resolution set forth in this Proposal No. 6.

PROPOSAL NO. 7

FREQUENCY OF THE NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF NEWPORT BANCORP

In accordance with Section 14A of the Exchange Act, Newport Bancorp is providing a shareholder advisory vote to approve the compensation of its named executive officers (the “say-on-pay” advisory vote in Proposal No. 6 above) this year and will do so at least once every three years thereafter. Pursuant to Section 14A of the Exchange Act, at the Newport Bancorp 2013 annual meeting of stockholders, Newport Bancorp will also ask stockholders to vote on whether future “say-on-pay” advisory votes on executive compensation should occur every year, every two years or every three years.

After careful consideration, the Board of Directors recommends that future shareholder “say-on-pay” advisory votes on executive compensation be conducted every year. The determination was based upon the premise that named executive officer compensation is evaluated, adjusted and approved on an annual basis by the Board of Directors upon a recommendation from the Compensation/Personnel Committee and the belief that investor sentiment should be a factor taken into consideration by the Compensation/Personnel Committee in making its annual recommendation.

Although the Board of Directors recommends a “say-on-pay” vote every year, stockholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove of the Board of Directors’ recommendation.

Although this advisory vote regarding the frequency of “say-on-pay” votes is non-binding on the Board of Directors, the Board of Directors and the Compensation/Personnel Committee will review the voting results and take them into consideration when deciding how often to conduct future “say-on-pay” shareholder advisory votes.

The Board of Directors unanimously recommends that you vote “FOR” the “One Year” frequency option.

DESCRIPTION OF THE MERGER

The following summary of the agreement and plan of merger is qualified by reference to the complete text of the agreement and plan of merger. A copy of the agreement and plan of merger is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the agreement and plan of merger completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The agreement and plan of merger provides for the merger of Newport Bancorp with and into SI Financial, with SI Financial as the surviving entity. Immediately following the merger of Newport Bancorp with SI Financial, Newport Federal will merge with and into Savings Institute, with Savings Institute as the surviving entity.

Consideration to be Received in the Merger

When the merger becomes effective, each share of Newport Bancorp common stock issued and outstanding immediately before completion of the merger will automatically be converted into the right to receive, at the holder’s election, either $17.55 in cash or 1.5129 shares of SI Financial common stock, plus cash in lieu of any fractional share. Although shareholders of Newport Bancorp are being given the choice of whether to receive cash, SI Financial common stock or a combination of cash and SI Financial common stock in exchange for their shares of Newport Bancorp common stock, all elections will be subject to the allocation and proration procedures as well as other provisions in the agreement and plan of merger.

If SI Financial declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of SI Financial common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide Newport Bancorp shareholders with the same economic effect as contemplated by the agreement and plan of merger before any of these events.

Newport Bancorp’s shareholders will not receive fractional shares of SI Financial common stock. Instead, Newport Bancorp’s shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of SI Financial common stock to which he, she or it is entitled multiplied by (2) the average closing sales price of SI Financial common stock over the five trading days ending on the third business day before the closing date of the merger.

Cash, Stock or Mixed Election

Under the terms of the agreement and plan of merger, Newport Bancorp shareholders may elect to convert their shares into cash, SI Financial common stock or a mixture of cash and SI Financial common stock. All elections of Newport Bancorp shareholders are further subject to the allocation and proration procedures described in the agreement and plan of merger. These procedures provide that the number of shares of Newport Bancorp common stock to be converted into SI Financial common stock must equal 50% of the total number of shares of Newport Bancorp Common Stock outstanding at the effective time of the merger and that the number of shares of Newport Bancorp to be converted into cash in the merger must equal 50% of the total number of shares of Newport Bancorp common stock outstanding at the effective time of the merger. In addition, for federal income tax purposes and solely so as to ensure that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code, SI Financial in its sole discretion may elect to increase the number of shares of Newport Bancorp common stock that will be converted into shares of SI Financial common stock to ensure that the total value of the stock portion of the merger consideration will equal at least 40% of the merger consideration. Neither SI Financial nor Newport Bancorp is making any recommendation as to whether Newport Bancorp shareholders should elect to receive cash, SI Financial common stock or a mixture of cash and SI Financial common stock in the merger. Each holder of Newport Bancorp common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the agreement and plan of merger. As a result, the agreement and plan of merger describes procedures to be followed if Newport Bancorp shareholders in the aggregate elect to receive more or less of the SI Financial common stock than SI Financial has agreed to issue. These procedures are summarized below.

•

If Stock Is Oversubscribed: If Newport Bancorp shareholders elect to receive more SI Financial common stock than SI Financial has agreed to issue in the merger, then all Newport Bancorp shareholders who have elected to receive cash or who have made no election will receive cash for their Newport Bancorp shares and all shareholders who elected to receive SI Financial common stock will receive a pro rata portion of the available SI Financial shares plus cash for those shares not converted into SI Financial common stock.

•

If Stock Is Undersubscribed: If Newport Bancorp shareholders elect to receive fewer shares of SI Financial common stock than SI Financial has agreed to issue in the merger, then all Newport Bancorp shareholders who have elected to receive SI Financial common stock will receive SI Financial common stock and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•

If the number of shares held by Newport Bancorp shareholders who have made no election is sufficient to make up the shortfall in the number of SI Financial shares that SI Financial is required to issue, then all Newport Bancorp shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and SI Financial common stock in such proportion as is necessary to make up the shortfall.

•

If the number of shares held by Newport Bancorp shareholders who have made no election is insufficient to make up the shortfall, then all Newport Bancorp shareholders who made no election will receive SI Financial common stock and those Newport Bancorp shareholders who elected to receive cash will receive cash and SI Financial common stock in such proportion as is necessary to make up the shortfall.

Notwithstanding these rules, as described under “—Tax Consequences of the Merger,” it may be necessary for SI Financial to reduce the number of shares of Newport Bancorp common stock that will be converted into the right to receive cash and correspondingly increase the number of shares of Newport Bancorp common stock that will be converted into SI Financial common stock. If this adjustment is necessary, shareholders who elect to receive cash or a mixture of cash and stock may be required on a pro rata basis to receive a greater amount of SI Financial common stock than they otherwise would have received.

No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and the agreement and plan of merger, you may receive SI Financial common stock or cash in amounts that vary from the amounts you elect to receive.

Background of and Newport Bancorp’s Reasons for the Merger

Background of the Merger. The board of directors and management of Newport Bancorp, as part of its ongoing oversight of Newport Federal and with the interests of its shareholders in mind, regularly analyzed Newport Federal’s financial prospects and reviewed strategic options. As part of this process, consideration was given to Newport Bancorp’s prospects as an independent entity versus that of merging with another institution. In this regard, the board of directors authorized Mr. McCarthy to engage in informal discussions with potential strategic partners from time to time.

In February 2012, as part of its annual business planning and budgeting efforts, Newport Bancorp senior management met with its business planning consultant, Northeastern Banking Services Group (“NBSG”), to discuss the viability of Newport Bancorp’s long term business plan and discuss possible changes to its plan and operations to improve the profitability of Newport Bancorp in the context of the market, economic and regulatory environments facing financial institutions operating in Newport Bancorp’s market area. During this planning process NBSG worked with Newport Bancorp to analyze its potential financial performance under various economic environments and employing different growth strategies within those environments. Management concluded that Newport Bancorp’s most significant opportunities to enhance future earnings were to increase its commercial business lending capabilities as a means to improve its overall scale and efficiencies. As part of the planning process, management assessed its current lending staff and infrastructure and the additions that would be needed to establish a successful commercial lending capability in Newport Bancorp’s market. Management also considered the recent increase in community banks and savings institutions emphasizing the origination of commercial loans and the competition it could face in that regard. Based on that assessment, management determined that adding a successful commercial lending program would require material expenditures related to the addition of experienced commercial lenders, adequate underwriting and credit administration support staff, and enhancements to Newport Bancorp’s compliance and risk management capabilities that would be required to adequately monitor the increased risk associated with commercial lending. Management also concluded that in order for Newport Bancorp to improve its overall efficiency, it would likely be necessary to increase its scale and product offerings, which in turn would result in additional material expenditures related to infrastructure improvements and additional personnel.

At such time, management and NBSG also began looking at other strategic alternatives to achieving such improvements and efficiencies on a stand-alone basis, including merging or partnering with a larger organization with greater scale, infrastructure and product offerings that could take advantage of Newport Bancorp’s franchise, customer base and market area.

In June 2012, NBSG met at a special meeting with Newport Bancorp’s full board of directors and senior management to review the business plan and financial prospects of Newport Bancorp and assess strategic alternatives and potential strategic partners in Rhode Island and contiguous markets. At this meeting, Mr. McCarthy was authorized by the board to informally contact a select group of institutions and ascertain their general interest in pursuing a possible strategic partnership with Newport Bancorp. During July and August 2012, Mr. McCarthy met or had discussions with four financial institutions to assess on a preliminary basis whether they would have any interest in a partnership with Newport Bancorp.

Shortly after these preliminary contacts, the board of directors and management of Newport Bancorp met with Sandler O’Neill to review Newport Bancorp’s strategic alternatives and options, and to advise Newport Bancorp as to the current state of the financial institution merger market and to analyze potential merger partners with regard to their attractiveness to Newport Bancorp, capacity to consummate a merger transaction and ability to best utilize Newport Bancorp’s franchise. Sandler O’Neill presented its analysis to the Newport Bancorp board of directors and senior management at a meeting in September 2012. At such meeting the board determined that there were several potential merger partners that could be an attractive fit for Newport Bancorp but did not authorize management or Sandler O’Neill to make any additional contacts or solicitations at such time.

On October 3, 2012, Sandler O’Neill and Newport Bancorp’s special counsel, the law firm of Luse, Gorman, Pomerenk and Schick, P.C. (“Luse Gorman”) met with Newport Bancorp’s board of directors and senior management to discuss the board’s fiduciary duties in the context of a strategic transaction and to discuss the various methods, processes and timing involved with a merger transaction. At this meeting, based on the prior information provided by Sandler O’Neill and management, the board focused on several potential merger partners and determined that several of these possible partners should be solicited to gauge their interest in a merger with Newport Bancorp. The board also authorized management to work with Newport Bancorp’s advisors to prepare a confidential information memorandum and confidentiality agreement and to solicit the interest of 10 selected potential merger partners.

During late October through early December 2012, Sandler O’Neill solicited the interest of the 10 identified potential merger partners which resulted in 7 executing confidentially agreements and only one, Bank A, submitting a non-binding letter of interest. Two other institutions, including SI Financial, declined to submit proposals due to their belief that the level of their proposed pricing would not be consistent with Newport Bancorp pricing expectations.

On November 20, 2012, the CEO of Bank A met with Mr. McCarthy. At this meeting, the terms of the possible merger between the companies were discussed in general.

On December 13, 2012, the CEO of Bank A contacted Mr. McCarthy to restate his company’s interest in pursuing a strategic combination and, on December 14, 2012, Bank A submitted a non-binding indication of interest to Newport Bancorp. The letter reflected Bank A was prepared to offer $16.00 per share payable in stock of Bank A, subject to further due diligence.

On December 19, 2012, the Newport Bancorp board of directors met to discuss the results of the merger solicitation efforts and the terms of Bank A’s proposal. In attendance at the meeting were representatives from Sandler O’Neill and Luse Gorman. Sandler O’Neill presented an in depth analysis of Bank A and Newport Federal, including Bank A’s trading and acquisition history, and reviewed Bank A’s proposal and a pro forma analysis of the combined institutions. At the meeting, the Newport Bancorp board reviewed and discussed the various factors that could have contributed to the low level of interest in Newport Bancorp resulting from the merger partner solicitation process and discussed the current market conditions for bank mergers and acquisitions in general and in Newport Bancorp’s market area. At the conclusion of the meeting, the board concluded that Bank A’s proposal was not adequate and authorized Sandler O’Neill to contact the institutions, including SI Financial, that had previously indicated interest but did not submit proposals due to their concerns regarding Newport Bancorp’s perceived pricing expectations and provide them another opportunity to submit a merger proposal. Following this meeting, Mr. McCarthy was contacted by Rheo Brouillard, President and Chief Executive Officer of SI Financial, to discuss a possible merger between the companies.

In a letter dated December 21, 2012, SI Financial submitted a non-binding indication of interest to Newport Bancorp. The letter reflected SI Financial was prepared to offer a range between $17.00 and $18.00 per share, subject to certain conditions and performance of due diligence. On December 21, 2012, senior management and the board of Newport Bancorp met to discuss and compare SI Financial’s offer with that of Bank A. Attending the meeting by phone were representatives of Luse Gorman and Sandler O’Neill. Following a thorough discussion of the merits of each offer, it was decided to communicate to Bank A and SI Financial, Newport Bancorp’s willingness to allow both parties access to conduct on-site due diligence and further opportunity to discuss the terms of a merger, integration issues and the prospects of the combined company.

On January 4, 2013, Mr. McCarthy and Mr. Brouillard met to discuss SI Financial’s proposal and the overall merits of a strategic combination between SI Financial and Newport Bancorp.

On January 10, 2013, Mr. McCarthy and Mr. Brouillard met again, along with staff members of each institution to discuss merger integration issues and the products, services policies and procedures of each company.

On January 11 and January 16, 2013, Bank A performed its on-site due diligence review on Newport Bancorp and on January 18, 2013, SI Financial performed its on-site due diligence review on Newport Bancorp. Following the completion of their respective due diligence reviews Bank A and SI Financial both indicated that they would be submitting non-binding proposals.

On January 23, 2013, Newport Bancorp received a revised proposal from Bank A, which reiterated the terms of its prior proposal but increased its merger consideration at $16.50 per share payable in Bank A stock with a fixed exchange ratio. On the same day, SI Financial submitted a proposal wherein it indicated it was prepared to offer $18.10 per share with consideration being in the form of 50% cash and 50% stock with a fixed exchange ratio on the common stock component.

During the SI Financial and Bank A due diligence period, Newport Bancorp was requested by both parties to obtain a written estimate of the cost of terminating its defined benefit pension plan. Both SI Financial and Bank A, indicated that any final pricing for a merger transaction with Newport Bancorp would consider the estimate of the cost of termination of the pension plan and would likely result in a downward adjustment to the pricing reflected in their January 23, 2013 proposals.

On January 30, 2013, Newport Bancorp held a special board Meeting to review the proposals of Bank A and SI Financial. Also present were representatives from Sandler O’Neill and Luse Gorman. The benefit and value of each proposal to Newport Bancorp stockholders was discussed at length as well as a comparison of the manner in which integration issues would be resolved by each potential partner, including the retention of employees, board members and branch locations. Additionally, the upside potential of Bank A and SI Financial were considered as well as the potential ramifications of Newport Bancorp combining with an in-market merger partner as compared to an out-of-market merger partner. Sandler O’Neill provided a summary of the terms contained in the proposals submitted by Bank A and SI Financial. During the meeting it was noted that as a result of a preliminary estimate of the cost of terminating Newport Bancorp’s pension plan, SI Financial had adjusted their proposal pricing to a range of $17.50 to $18.10 per share (instead of $18.10 per share) and Bank A indicated that it would lower its proposed pricing by as much as $0.50 per share depending on the final written cost estimate. Sandler O’Neill provided an in-depth presentation on the valuation of the respective stocks of Newport Bancorp, SI Financial and Bank A, including peer and geographic comparisons, present value analyses, pro forma analyses and a relative comparison of the stock performance of Bank A and SI Financial. After the presentation by Sandler O’Neill and management, the independent members of the Newport Bancorp board convened to discuss the two proposals and voted unanimously to pursue the SI Financial proposal. After the vote of the independent board members, the full Newport Bancorp board members reconvened and unanimously voted to pursue SI Financial’s proposal and negotiate a definitive merger agreement, finalize the other outstanding merger related integration issues and conduct due diligence on SI Financial.

During early February 2013, Newport Bancorp and its advisors conducted due diligence on SI Financial, including on-site due diligence and staff interviews at SI Financial. A summary of the results of such due diligence was provided to Newport Bancorp’s full board of directors at a meeting on February 21, 2013.

On March 1, 2013, Newport Bancorp’s full board of directors met along with representatives from Luse Gorman and Sandler O’Neill. Luse Gorman presented a draft of the merger agreement and all ancillary agreements that had been negotiated by and between Newport Bancorp, SI Financial and their respective advisors. As a result of the receipt of the final written estimate of the pension plan termination cost, SI Financial had reflected in the terms of the merger agreement a merger consideration price of $17.55 per share with a fixed exchange ratio. All aspects of the proposed merger agreement were analyzed and discussed in depth. Sandler O’Neill also discussed the content of their preliminary fairness analysis of the SI Financial transaction at the meeting. After such presentation by Sandler O’Neill, the independent members of the Newport Bancorp board convened to discuss the terms of the SI Financial proposal and the merger agreement and voted unanimously to continue to pursue the SI Financial proposal and finalization of the merger agreement. After the vote of the independent board members, the full Newport Bancorp board reconvened and voted unanimously to continue to pursue the SI Financial proposal and finalization of the merger agreement.

On March 4, 2013, the SI Financial board of directors held a special meeting, also attended by SI Financial’s chief financial officer and outside financial and legal advisors, to review and discuss the proposed merger agreement. Kilpatrick Townsend & Stockton LLP, outside counsel to SI Financial, reviewed with the board the terms of the proposed merger agreement. Representatives of KBW and Loomis & Co. discussed financial analyses and fairness opinion analysis regarding the proposed transaction.

On March 5, 2013, the Newport Bancorp board held a special meeting with senior management of Newport Bancorp attending and representatives from Luse Gorman and Sandler O’Neill participating in the meeting via teleconference. Luse Gorman presented the terms of the final draft of the merger agreement, ancillary agreements and disclosure schedules to the merger agreement. Representatives of Sandler O’Neill discussed their financial analyses and fairness opinion regarding the proposed transaction. After a discussion regarding the merger agreement and the transaction, Sandler O’Neill rendered an oral opinion (subsequently confirmed in writing) to Newport Bancorp that the merger consideration to be received by the holders of the Newport Bancorp’s common stock in connection with the merger was fair to Newport Bancorp from a financial point of view. At this meeting, the independent members of the Newport Bancorp board convened to discuss the final merger agreement and ancillary agreements and voted unanimously to approve the merger agreement with SI Financial. After the vote of the independent board members, the full board of Newport Bancorp reconvened and, after additional discussion, the full board of Newport Bancorp unanimously approved the merger agreement with SI Financial.

Also on March 5, 2013, the SI Financial board of directors held a telephonic special meeting, also attended by SI Financial’s chief financial officer and outside financial and legal advisors to continue its review and discussion of the proposed merger agreement. Representatives of KBW and Loomis & Co. discussed financial analyses and fairness opinion analysis regarding the proposed transaction. After a discussion regarding the merger agreement and the transaction, each of KBW and Loomis & Co. rendered an oral opinion (that each subsequently confirmed in writing) to SI Financial that the merger consideration to be paid by SI Financial was fair to SI Financial from a financial point of view. Following further review and discussion among the members of the SI Financial board of directors, the SI Financial board of directors unanimously approved the merger agreement.

On March 5, 2013, Newport Bancorp and SI Financial executed the definitive merger agreement and issued a joint press release announcing the merger.

See “—Opinion of Newport Bancorp’s Financial Advisor” for a description of the fees Sandler O’Neill will receive for its services to Newport Bancorp in connection with the merger.

Newport Bancorp’s Reasons for the Merger. In reaching its decision to approve the merger agreement and recommend their approval to shareholders, the Newport Bancorp board of directors consulted with senior management, its legal counsel, Luse Gorman Pomerenk & Schick, P.C., its financial advisor, Sandler O’Neill, and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	the business strategy and strategic plan of Newport Bancorp, its prospects for the future, projected financial results, and expectations relating to the proposed merger with SI Financial;

•

a review of the risks and prospects of Newport Bancorp remaining independent, including the challenges of maintaining a small community bank in the current financial and regulatory climate versus aligning Newport Bancorp with a well-capitalized, well-managed larger organization;

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a review of Newport Bancorp’s opportunities to enhance future earnings, including increasing its commercial business lending capabilities as a means to improve its overall scale and efficiencies, and management’s conclusion that adding a successful commercial lending program would require material expenditures related to additional personnel, infrastructure improvements and enhanced risk management and compliance capabilities;

•

a review of potential merger opportunities available to Newport Bancorp for the foreseeable future based on an assessment of financial institutions operating in Newport Bancorp’s market area, in contiguous areas and out of Newport Bancorp’s market area that are of appropriate size and liquidity to engage in a transaction with Newport Bancorp;

•

a review of the historical financial statements and condition of Newport Bancorp and certain other internal information, primarily financial in nature, relating to the respective businesses, earnings and balance sheets of Newport Bancorp;

•	the form and amount of the merger consideration, including the tax effects of stock consideration compared to cash consideration;

•

the merger consideration that could reasonably be expected from other potential acquirers with apparent ability to consummate an acquisition of Newport Bancorp, including institutions that had expressed an interest in acquiring a depository institution such as Newport Bancorp;

•	the relative financial strength, size and infrastructure of SI Financial as a merger partner over the near and long term;

•	the strength and recent performance of SI Financial’s common stock;

•

the ability of Newport Bancorp’s shareholders to benefit from SI Financial’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to Newport Bancorp’s earnings and prospects on an independent basis;

•	the possibility that SI Financial might become the subject of a merger or acquisition transaction with an even larger financial institution;

•	the ability of SI Financial to execute a merger transaction from a financial and regulatory perspective;

•	the geographic fit and increased customer convenience of the expanded branch network of SI Financial;

•	the similar management style and strategies of SI Financial’s management team;

•	the continued representation of Newport Bancorp’s management and board on the board of directors of the combined entity;

•

the anticipated effect of the acquisition on Newport Bancorp’s employees (including the fact that SI Financial anticipates offering employment to the majority of Newport Bancorp’s employees following consummation of the merger);

•	the effect on Newport Bancorp’s customers and the communities served by Newport Bancorp;

•

the terms of the merger agreement, including the price protection provisions, the walk-away provisions, representations and warranties of the parties, the covenants, the consideration, the benefits to Newport Bancorp’s employees, the circumstances under which the Newport Bancorp board of directors may consider a superior proposal, the ability of Newport Bancorp to terminate the merger agreement, and the absence of burdensome contingencies in the merger agreement;

•	the increased legal lending limit available to borrowers by reason of the merger;

•	the increased level of products and services offered by SI Financial, including wealth management, trust services, and increased commercial lending products and capacity;

•	the likelihood of obtaining the necessary regulatory approvals within a reasonable time frame and without unusual or burdensome conditions; and

•

the long-term and short term interests of Newport Bancorp and its shareholders, the interests of the employees, customers, creditors and suppliers of Newport Bancorp, and community and societal considerations including those of the communities in which Newport Bancorp maintains offices.

Based on the factors described above, the board of directors of Newport Bancorp determined that the merger with SI Financial and the merger of Newport Federal with Savings Institute would be advisable and in the best interests of Newport Bancorp shareholders and other constituencies and unanimously approved the merger agreement.

Recommendation of Newport Bancorp’s Board of Directors

Newport Bancorp’s board of directors has unanimously approved the agreement and plan of merger and the merger and unanimously recommends that you vote “FOR” the agreement and plan of merger and the merger.

Opinion of Newport Bancorp’s Financial Advisor

By letter dated October 23, 2012, Newport Bancorp retained Sandler O’Neill to act as its financial advisor in connection with a sale of Newport Bancorp to SI Financial. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Company in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the meeting of the Board of Directors of Newport Bancorp on March 5, 2013, Sandler O’Neill delivered to the Board of Directors its oral opinion, subsequently followed by delivery of its written opinion, that, as of such date, the merger consideration was fair to the holders of Newport Bancorp common stock from a financial point of view. The full text of Sandler O’Neill’s written opinion dated March 5, 2013 is attached as Appendix D to this proxy statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Newport Bancorp shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Board of Directors of Newport Bancorp and is directed only to the fairness of the merger consideration to be paid to the holders of Newport Bancorp common stock from a financial point of view. It does not address the underlying business decision of Newport Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Newport Bancorp stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion on March 5, 2013, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Newport Bancorp that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of SI Financial that Sandler O’Neill deemed relevant;

(4)	certain internal financial projections for Newport Bancorp for the years ending December 31, 2013 through 2016 as provided by senior management of Newport Bancorp;

(5)	internal financial projections for SI Financial for the years ended December 31, 2013 through 2016 as provided by and discussed with senior management of SI Financial;

(6)	the pro forma financial impact of the merger on SI Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as determined by the senior management of SI Financial;

(7)	a comparison of certain financial and other information for Newport Bancorp and SI Financial with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

(8)	the relative contributions of assets, liabilities, equity and earnings of Newport Bancorp and SI Financial to the combined institution;

(9)	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

(10)	the current market environment generally and in the commercial banking sector in particular; and

(11)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Newport Bancorp the business, financial condition, results of operations and prospects of Newport Bancorp and held similar discussions with the senior management of SI Financial regarding the business, financial condition, results of operations and prospects of SI Financial.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Newport

Bancorp and SI Financial or that was otherwise reviewed by it and assumed such accuracy and completeness for purposes of preparing its fairness opinion. Sandler O’Neill further relied on the assurances of the management of Newport Bancorp and SI Financial that such managements are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Newport Bancorp or SI Financial or any of their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Newport Bancorp, SI Financial or the combined entity after the Merger and it has not reviewed any individual credit files relating to Newport Bancorp or SI Financial. Sandler O’Neill has assumed that the respective allowances for loan losses for both Newport Bancorp and SI Financial are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections as provided by the respective senior management of Newport Bancorp and SI Financial. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of SI Financial. With respect to those projections, estimates and judgments, the respective management of Newport Bancorp and SI Financial confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Newport Bancorp and SI Financial, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expresses no opinion as to such estimates or the assumptions on which they are based. Sandler O’Neill has assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Newport Bancorp and SI Financial since the date of the most recent financial data made available to us. Sandler O’Neill has also assumed in all respects material to its analysis that Newport Bancorp and SI Financial would remain as a going concern for all periods relevant to its analyses. Sandler O’Neill expresses no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection therewith.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date hereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Sandler O’Neill opinion was directed to the Board of Directors of Newport Bancorp in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of Newport Bancorp as to how any such shareholder should vote at the special meeting called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Newport Bancorp common stock and does not address the underlying business decision of Newport Bancorp to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Newport Bancorp or the effect of any other transaction in which Newport Bancorp might engage. Sandler O’Neill’s opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. Sandler O’Neill has consented to inclusion of its opinion and a summary thereof in this proxy statement/prospectus and in the registration statement on Form S-4 which includes this proxy statement/prospectus. Sandler O’Neill’s opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

In rendering its March 5, 2013 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Newport Bancorp or SI Financial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Newport Bancorp or SI Financial and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Newport Bancorp, SI Financial and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Board of Directors and senior management of Newport Bancorp and its subsidiaries at the March 5, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Newport Bancorp’s common stock or the prices at which Newport Bancorp’s common stock may be sold at any time. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by the Board of Directors and senior management of Newport Bancorp and its subsidiaries in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision the Board of Directors and senior management of Newport Bancorp and its subsidiaries with respect to the fairness of the merger.

At the March 5, 2013 meeting of the Board of Directors, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to the Board of Directors and senior management of Newport Bancorp and its subsidiaries, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal.

Sandler O’Neill reviewed the financial terms of the proposed transaction, which allow Newport Bancorp shareholders to elect to receive cash or stock, subject to the allocation and proration procedures as set forth in the merger agreement. Shares of Newport Bancorp common stock issued and outstanding immediately prior to the merger will be converted into shares of SI Financial common stock equal to a specified exchange ratio of 1.5129. Sandler O’Neill calculated an aggregate transaction value of approximately $63.8 million, which includes $2.4 million of deal value for 470 thousand stock options to be converted into SI Financial shares at a weighted average stock price of $12.50 and assumes 3.5 million Newport Bancorp common shares outstanding. Based upon financial information as or for the quarter ended December 31, 2012, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios
Price/Last twelve months’ earnings per share	38.2	x
Price/2013 Estimated earnings per share (1)	53.2	x
Price/Book value	116%
Price/Tangible book value	116%
Tangible book premium/Core deposits (2)	3.8%
Market Premium	6.2%

(1)	Based on FactSet 2013 median EPS estimate
(2)	Core deposits exclude jumbo deposits; reflects bank level regulatory data

Newport Bancorp—Comparable Company Analysis.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Newport Bancorp and a group of financial institutions selected by Sandler O’Neill.

The Newport Bancorp peer group consisted of the following northeast region publicly-traded thrifts with total assets between $250 million—$1 billion:

SI Financial Group, Inc.	Naugatuck Valley Financial Corporation
BSB Bancorp, Inc.	Guaranty Bancorp, Inc.
Hampden Bancorp, Inc.	Wellesley Bancorp, Inc.
Chicopee Bancorp, Inc.	Mayflower Bancorp, Inc.
Peoples Federal Bancshares, Inc.

The analysis compared publicly available financial information for Newport Bancorp and the median financial and market trading data for the Newport Bancorp peer group as of and for the last twelve months ended December 31, 2012. The table below sets forth the data for Newport Bancorp and the median data for the Newport Bancorp peer group as of and for the last twelve months ended December 31, 2012, with pricing data as of March 4, 2013.

(Dollars in millions)	Newport Bancorp	Comparable Group Median
Total Assets	$449	$577
Tangible Common Equity / Tangible Assets	11.83%	13.36%
Leverage Ratio	10.05%	11.08%
Total Risk Based Capital Ratio	17.14%	19.30%
Return on Average Assets	0.34%	0.33%
Return on Average Equity	2.96%	2.61%
Net Interest Margin	3.35%	3.50%
Efficiency Ratio	80.1%	78.2%
Loan Loss Reserve / Gross Loans	1.12%	0.96%
Non-performing Assets / Assets	1.28%	1.32%
Net Charge-offs / Average Loans	0.03%	0.09%
Price / Tangible Book Value	108.8%	97.4%
Price / LTM EPS	35.9	x	33.7	x
Current Dividend Yield	NA	1.0%
LTM Dividend Ratio	NA	35.3%
Market Capitalization	$58	$88

SI Financial - Comparable Company Analysis.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for SI Financial and a group of financial institutions selected by Sandler O’Neill.

The SI Financial peer group consisted of the following northeast region publicly-traded thrifts with total assets between $500 million - $2 billion:

Rockville Financial Inc.	BSB Bancorp, Inc.
First Connecticut Bancorp, Inc.	Hampden Bancorp, Inc.
Westfield Financial, Inc.	Chicopee Bancorp, Inc.
New Hampshire Thrift Bancshares, Inc.	Peoples Federal Bancshares, Inc.
Hingham Institution for Savings	Naugatuck Valley Financial Corporation

The analysis compared publicly available financial information for SI Financial and the median financial and market trading data for the SI Financial peer group as of and for the last twelve months ended December 31, 2012. The table below sets forth the data for SI Financial and the median data for the SI Financial peer group as of and for the most recent quarter ended December 31, 2012, with pricing data as of March 4, 2013.

(Dollars in millions)	SI Financial	Comparable Group Median
Total Assets	$953	$1,022
Tangible Common Equity / Tangible Assets	12.88%	13.97%
Leverage Ratio	11.08%	13.54%
Total Risk Based Capital Ratio	21.41%	19.98%
Return on Average Assets	0.31%	0.51%
Return on Average Equity	2.35%	3.97%
Net Interest Margin	2.87%	3.24%
Efficiency Ratio	82.5%	73.0%
Loan Loss Reserve / Gross Loans	0.92%	1.09%
Non-performing Assets / Assets	1.32%	1.33%
Net Charge-offs / Average Loans	0.05%	0.17%
Price / Tangible Book Value	96.4%	105.2%
Price / LTM EPS	NM	29.8	x
Current Dividend Yield	1.0%	1.3%
LTM Dividend Ratio	109.1%	51.7%
Market Capitalization	$118	$120

Newport Bancorp – Stock Price Performance.

Sandler O’Neill reviewed the history of the publicly reported trading prices of Newport Bancorp’s common stock for the one-year period ended March 4, 2013. Sandler O’Neill then compared the relationship between the movements in the price of Newport Bancorp’s common stock against the movements in the prices of the SNL U.S. Thrift Index and the S&P 500 Index.

Newport Bancorp’s One-Year Stock Performance.

	Beginning Index Value March 2, 2012	Ending Index Value March 4, 2013
Newport Bancorp	100.0%	128.5%
SNL Thrift Index	100.0	117.4
S&P 500 Index	100.0	111.4

SI Financial – Stock Price Performance.

Sandler O’Neill reviewed the history of the publicly reported trading prices and trading volume of SI Financial’s common stock for the one-year period ended March 4, 2013. Sandler O’Neill then compared the relationship between the movements in the price of SI Financial’s common stock against the movements in the prices of the SNL U.S. Thrift Index and the S&P 500 Index.

SI Financial’s One-Year Stock Performance.

	Beginning Index Value March 2, 2012	Ending Index Value March 4, 2013
SI Financial	100.0%	111.8%
SNL Thrift Index	100.0	117.4
S&P 500 Index	100.0	111.4

Newport Bancorp – Net Present Value Analysis.

Sandler O’Neill performed an analysis that estimated the present value of Newport Bancorp through December 31, 2016.

Sandler O’Neill based the analysis on Newport Bancorp’s projected earnings stream as derived from the internal financial projections provided by Newport Bancorp management for the years ending December 31, 2013 through 2016.

To approximate the terminal value of Newport Bancorp’s common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 70% to 120%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$4.33	$5.20	$6.06	$6.93	$7.79	$8.66
11.0%	4.18	5.01	5.85	6.68	7.52	8.35
12.0%	4.03	4.83	5.64	6.45	7.25	8.06
13.0%	3.89	4.67	5.44	6.22	7.00	7.78
14.0%	3.75	4.50	5.25	6.01	6.76	7.51
15.0%	3.62	4.35	5.07	5.80	6.52	7.25
16.0%	3.50	4.20	4.90	5.60	6.30	7.00

Tangible Book Value Per Share Multiples

Discount Rate	70%	80%	90%	100%	110%	120%
10.0%	$8.74	$9.99	$11.24	$12.49	$13.74	$14.98
11.0%	8.43	9.63	10.84	12.04	13.25	14.45
12.0%	8.13	9.29	10.46	11.62	12.78	13.94
13.0%	7.85	8.97	10.09	11.21	12.33	13.46
14.0%	7.58	8.66	9.74	10.82	11.91	12.99
15.0%	7.32	8.36	9.41	10.45	11.50	12.54
16.0%	7.07	8.08	9.09	10.10	11.11	12.12

Sandler O’Neill also considered and discussed with the Board of Directors of Newport Bancorp how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Newport Bancorp’s net income varied from 25% above projections to 25% below projections. This analysis resulted in the following reference ranges of indicated aggregate values for Newport Bancorp’s common stock, using a discount rate of 13.74%:

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$2.84	$3.41	$3.98	$4.55	$5.11	$5.68
(20.0%)	3.03	3.64	4.24	4.85	5.45	6.06
(15.0%)	3.22	3.86	4.51	5.15	5.80	6.44
(10.0%)	3.41	4.09	4.77	5.45	6.14	6.82
(5.0%)	3.60	4.32	5.04	5.76	6.48	7.20
0.0%	3.79	4.55	5.30	6.06	6.82	7.58
5.0%	3.98	4.77	5.57	6.36	7.16	7.95
10.0%	4.17	5.00	5.83	6.67	7.50	8.33
15.0%	4.36	5.23	6.10	6.97	7.84	8.71
20.0%	4.55	5.45	6.36	7.27	8.18	9.09
25.0%	4.73	5.68	6.63	7.58	8.52	9.47

SI Financial – Net Present Value Analysis.

Sandler O’Neill performed an analysis that estimated the present value of SI Financial through December 31, 2016.

Sandler O’Neill based the analysis on SI Financial’s projected earnings stream as derived from the internal financial projections provided by SI Financial’s management for the years ending December 31, 2012 through 2016.

To approximate the terminal value of SI Financial’s common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 100% to 150%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$3.04	$3.56	$4.08	$4.61	$5.13	$5.65
11.0%	2.94	3.44	3.95	4.45	4.95	5.46
12.0%	2.84	3.33	3.81	4.30	4.79	5.27
13.0%	2.75	3.22	3.69	4.16	4.63	5.10
14.0%	2.66	3.11	3.56	4.02	4.47	4.93
15.0%	2.57	3.01	3.45	3.89	4.32	4.76
16.0%	2.49	2.91	3.34	3.76	4.18	4.61

Tangible Book Value Per Share Multiples

Discount Rate	100%	110%	120%	130%	140%	150%
10.0%	$9.74	$10.67	$11.60	$12.53	$13.47	$14.40
11.0%	9.40	10.30	11.20	12.09	12.99	13.89
12.0%	9.07	9.94	10.81	11.68	12.54	13.41
13.0%	8.76	9.60	10.44	11.27	12.11	12.95
14.0%	8.47	9.27	10.08	10.89	11.70	12.50
15.0%	8.18	8.96	9.74	10.52	11.30	12.08
16.0%	7.91	8.66	9.42	10.17	10.92	11.68

Sandler O’Neill also considered and discussed with the Board of Directors of Newport Bancorp and its subsidiaries how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming SI Financial’s net income varied from 25% above projections to 25% below projections. This analysis resulted in the following reference ranges of indicated per share values for SI Financial’s common stock, using a discount rate of 13.74%:

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$2.11	$2.45	$2.79	$3.14	$3.48	$3.82
(20.0%)	2.22	2.59	2.95	3.32	3.69	4.05
(15.0%)	2.34	2.73	3.12	3.50	3.89	4.28
(10.0%)	2.45	2.86	3.28	3.69	4.10	4.51
(5.0%)	2.57	3.00	3.44	3.87	4.31	4.74
0.0%	2.68	3.14	3.60	4.05	4.51	4.97
5.0%	2.79	3.28	3.76	4.24	4.72	5.20
10.0%	2.91	3.41	3.92	4.42	4.92	5.43
15.0%	3.02	3.55	4.08	4.60	5.13	5.66
20.0%	3.14	3.69	4.24	4.79	5.33	5.88
25.0%	3.25	3.82	4.40	4.97	5.54	6.11

Analysis of Selected Merger Transactions.

Sandler O’Neill reviewed three sets of comparable merger and acquisition transactions.

The first set of mergers and acquisitions included 9 transactions announced from January 1, 2010 through March 4, 2013 with announced deal values in which the targets were northeast and Mid-Atlantic thrifts and assets between $250 million - $1 billion at announcement. Sandler O’Neill deemed these transactions to be reflective of the proposed Newport Bancorp and SI Financial combination. Sandler O’Neill reviewed the following multiples: transaction price to last twelve months’ earnings per share, transaction price to book value, transaction price to tangible book value, core deposit premium and 1-month market premium.

The second set of mergers and acquisitions included 7 transactions announced from January 1, 2010 through March 4, 2013 in which the targets were northeast banks or thrifts with assets between $250 million - $1 billion at announcement and announced transaction values greater than $15 million. Sandler O’Neill deemed these transactions to be reflective of the proposed Newport Bancorp and SI Financial combination. Sandler O’Neill reviewed the following multiples: transaction price to last twelve months’ earnings per share, transaction price to book value, transaction price to tangible book value, core deposit premium and 1-month market premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

The third set of mergers and acquisitions included 16 transactions announced from January 1, 2010 through March 4, 2013 in which the targets were thrifts with assets between $250 million—$1 billion at announcement and announced transaction values greater than $15 million. Sandler O’Neill deemed these transactions to be reflective of the proposed Newport Bancorp and SI Financial combination. Sandler O’Neill reviewed the following multiples: transaction price to last twelve months’ earnings per share, transaction price to book value, transaction price to tangible book value, core deposit premium and 1-month market premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

Summary of Comparable Transaction Multiples

	Newport Bancorp/ SI Financial		Median Regional (1)		Median Regional (2)		Median Nationwide
Transaction value/ Last 12 months earnings per share	38.2	x	32.3	x	23.0	x	22.8	x
Transaction value/ Book value per share	116%		111%		143%		111%
Transaction value/ Tangible book value per share	116		111		145		111
Tangible book premium/ Core deposits	3.8		2.5		6.5		1.8
Market premium	6.2		75.9		64.5		78.2

Pro Forma Merger Analysis.

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) Consideration of 50% common stock and 50% cash; (2) the merger is completed in the third quarter of 2013; (3) the deal value per share is equal to a $17.55 per Newport Bancorp share, given a 1.5129 exchange ratio of SI Financial’s common stock; (3) 34% cost savings of Newport Bancorp projected operating expense, fully phased-in by 2014; (4) approximately $20.0 million in pre-tax transaction costs and expenses; (5) Newport Bancorp’s performance was calculated in accordance with Newport Bancorp’s management’s prepared earnings projections; (6) SI Financial’s performance was calculated in accordance SI Financial’s management’s prepared earnings projections and guidance; (7) purchase accounting adjustments, including $2.5 million positive mark on HTM investment securities portfolio, $5.0 million credit mark and $8.1 million interest mark on the loan portfolio, $840 thousand deposit rate mark and $4.5 million FHLB mark; (8) and certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2014 and 2015, the merger (excluding transaction expenses) would be 69.4% and 69.8% accretive to SI Financial’s projected earnings per share, respectively. For the full years 2014 and 2015, the merger would be 10.3% and 7.9% dilutive to SI Financial’s tangible book value per share, respectively. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Pro Forma Contribution Analysis. Sandler O’Neill analyzed the relative contribution of assets, liabilities, capital, and earnings by Newport Bancorp and SI Financial in the transaction. Based upon the exchange ratio as described above in the Summary of Proposal section, the total ownership for Newport Bancorp shareholders in the pro forma company was estimated to be 20%.

(dollars in millions)	Newport Bancorp	SI Financial	SI Financial Contribution	Newport Bancorp Contribution
Total Assets	$449	$953	68%	32%
Gross Loans	359	697	66	34
Total Deposits	290	705	71	29
Tangible Common Equity	53	122	70	30
Nonperforming Assets	6	13	69	31
Market Capitalization	58	118	67	33
2012 Net Income Avail. To Common	1.6	1.1	42	58
2013 Net Income Avail. To Common	1.1	3.1	75	25

Sandler O’Neill’s Compensation and Other Relationships with Newport Bancorp

Sandler O’Neill has acted as financial advisor to the Board of Directors and senior management of Newport Bancorp and its subsidiaries in connection with the merger. The Board of Directors and senior management of Newport Bancorp and its subsidiaries agreed to pay Sandler O’Neill a fee in an amount equal to 1.1% of the aggregate purchase price, 20% of which was payable upon the signing of the definitive agreement, $100,000 of which was payable upon delivery of Sandler O’Neill’s opinion, and the remainder of which is contingent upon completion of the merger. Newport Bancorp has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its reasonable out-of-pocket expenses.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Newport Bancorp and SI Financial and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Newport Bancorp and SI Financial or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. During the two years preceding the date of its opinion, Sandler O’Neill did not receive any compensation from Newport Bancorp for investment banking services.

SI Financial’s Reasons for the Merger

SI Financial’s board of directors believes that the merger is in the best interests of SI Financial and its shareholders. In deciding to approve the merger, SI Financial’s board of directors considered a number of factors, including:

•	Newport Bancorp’s community banking orientation, its favorable reputation within its local community and its compatibility with SI Financial and its subsidiaries.

•	Management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of Newport Bancorp.

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining SI Financial and Newport Bancorp.

•	The expansion into the contiguous market of Rhode Island and the attractive demographics of such market.

•	SI Financial’s historic performance in similar markets.

•

The reports of SI Financial management and the financial presentation by KBW and Loomis & Co., to SI Financial’s board of directors concerning, among other things, the operations, financial condition and prospects of Newport Bancorp and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and regulatory capital ratios.

•	The historical and current market prices of SI Financial common stock and Newport Bancorp common stock, as well as the financial analyses prepared by KBW and Loomis & Co.

•

The opinions delivered to the SI Financial board of directors by KBW and Loomis & Co., to the effect that, as of the date of this respective opinions and based upon and subject to the considerations described in its opinion and other matters as KBW and Loomis & Co. considered relevant, the merger consideration to be paid by SI Financial to the holders of Newport Bancorp common stock in the merger was fair to SI Financial, from a financial point of view.

•

The review by the SI Financial board of directors with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger, the consideration to be paid to Newport Bancorp shareholders and the expectation of SI Financial’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to Newport Bancorp shareholders for U.S. federal income tax purposes.

•

That SI Financial’s management team will remain intact following the merger and that SI Financial and Savings Institute’s boards of directors will be increased to accommodate the addition of Mr. McCarthy and two current members of the Newport Bancorp board of directors.

•	The complementary nature of the business, market areas and corporate cultures of SI Financial and Newport Bancorp.

•	That the combined company will have an attractive commercial and community banking franchise.

•	SI Financial’s expectation that it will achieve cost savings equal to 34% of Newport Bancorp’s current annualized non-interest expenses.

•	For 2014, the first full year of combined operations, SI Financial expects the transaction to be accretive to its earnings per share.

•	The pro forma financial effects of the proposed transaction, including the expected dilution to tangible book value per share.

•	The likelihood of regulators approving the merger without undue conditions or delay.

While SI Financial’s board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. SI Financial’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of SI Financial’s shareholders. The terms of the merger were the result of arm’s length negotiations between representatives of SI Financial and representatives of Newport Bancorp.

Recommendation of SI Financial’s Board of Directors

SI Financial’s board of directors has unanimously approved the agreement and plan of merger and the merger and unanimously recommends that you vote “FOR” the agreement and plan of merger and the merger.

Opinions of SI Financial’s Financial Advisors

Opinion of Keefe, Bruyette & Woods

On February 1, 2013, SI Financial executed an engagement agreement with Stifel, Nicolaus & Company, Incorporated (an affiliate of Keefe, Bruyette & Woods, a Stifel Company). KBW’s engagement encompassed assisting SI Financial in analyzing, structuring, negotiating and effecting a transaction between SI Financial and Newport Bancorp. SI Financial selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with SI Financial and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On March 5, 2013, the SI Financial board of directors held a meeting to evaluate the proposed merger of Newport Bancorp with and into SI Financial. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing), to SI Financial that, as of such date, and based upon and subject to factors and assumptions set forth therein, the aggregate consideration in the merger is fair, from a financial point of view, to SI Financial. The SI Financial board of directors approved the agreement and plan of merger at this meeting.

The full text of KBW’s written opinion, dated March 5, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this document and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. SI Financial’s shareholders are urged to read the opinion in its entirety.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the SI Financial board and addresses only the fairness, from a financial point of view to SI Financial, of the aggregate consideration in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any SI Financial shareholder as to how the shareholder should vote at the SI Financial annual meeting on the merger or any related matter.

In connection with its opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of SI Financial and Newport Bancorp and the merger, including among other things, the following:

•	a draft of the agreement and plan of merger;

•

the Annual Reports on Form 10-K for the three years ended December 31, 2011 of SI Financial and the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2011 of Newport Bancorp;

•

certain interim reports to shareholders and Quarterly Reports on Form 10-Q of SI Financial and Newport Bancorp and certain other communications from SI Financial and Newport Bancorp to their respective stockholders; and

•	other financial information concerning the businesses and operations of SI Financial and Newport Bancorp furnished to KBW by SI Financial and Newport Bancorp for purposes of KBW’s analysis.

KBW also held discussions with members of senior management of SI Financial and Newport Bancorp regarding the past and current business operations, regulatory relations, financial condition, and future prospects of the respective companies and such other matters that KBW deemed relevant to its inquiry. In addition, KBW compared certain financial and stock market information for SI Financial and Newport Bancorp with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, and performed such other studies and analyses as KBW considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the managements of SI Financial and Newport Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW and KBW assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. KBW is not an expert in the independent valuation of the adequacy of allowances for loan losses, and without independent verification, assumed that the aggregate allowances for loan and lease losses for SI Financial and Newport Bancorp are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of SI Financial and Newport Bancorp, nor did they examine or review any individual credit files.

The projections and associated assumptions used by KBW in certain of its analyses were sourced from SI Financial’s and Newport Bancorp’s senior management teams. SI Financial and Newport Bancorp do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Any estimates or projections contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

KBW was not asked to, and it did not, offer any opinion as to the terms of the agreement and plan of merger or the form of the merger, other than the aggregate consideration, to the extent expressly specified in KBW’s opinion. Additionally, KBW’s opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for SI Financial, nor does it address the effect of any other business combination in which SI Financial might engage.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the agreement and plan of merger;

•	the representations and warranties of each party in the agreement and plan of merger and in all related documents and instruments referred to in the agreement and plan of merger are true and correct;

•	each party to the agreement and plan of merger and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers or modifications to the agreement and plan of merger; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as an acquisition transaction under generally accepted accounting principles and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of SI Financial common stock will trade since the announcement of the proposed merger, the actual value of the SI Financial common shares when issued pursuant to the merger or the prices at which the SI Financial common shares will trade following the completion of the merger.

In performing its analyses, KBW considered such financial and other factors we deemed appropriate under the circumstances, including, among others, the following: (1) the historical and current financial position and results of operations of SI Financial and Newport Bancorp; (2) the assets and liabilities of SI Financial and Newport Bancorp; and (3) the nature and terms of certain other merger transactions involving banks and bank holding companies. KBW also took into account our assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally.

The aggregate consideration was determined through negotiation between SI Financial and Newport Bancorp and the decision to enter into the merger was solely that of SI Financial’s board of directors. In addition, the KBW opinion was among several factors taken into consideration by the SI Financial board in making its determination to approve the Agreement and plan of merger and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the SI Financial board with respect to the fairness of the aggregate consideration in the merger.

Summary of Analysis by KBW

The following is a summary of the material financial analyses presented by KBW to the SI Financial board in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by KBW in rendering its opinion or the presentation made by

KBW to the SI Financial board, nor does the order of analysis described represent relative importance or weight given to any particular analysis by KBW and is qualified in its entirety by reference to the written opinion of KBW attached as Annex B. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying KBW’s opinion. In arriving at its opinion, KBW considered the results of its entire analysis and KBW did not attribute any particular weight to any analysis or factor that it considered. Rather, KBW made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance and financial condition of SI Financial to the following major exchange listed publicly traded banks and thrifts headquartered in New England with assets between $500 million and $2 billion and NPAs/Assets less than 5.0%. Companies included in this group were:

Rockville Financial, Inc.	First Connecticut Bancorp, Inc.
Merchants Bancshares, Inc.	Enterprise Bancorp, Inc.
First Bancorp, Inc.	Bar Harbor Bankshares
Westfield Financial, Inc.	New Hampshire Thrift Bancshares, Inc.
Hingham Institution for Savings	BSB Bancorp, Inc.
Northeast Bancorp	Hampden Bancorp, Inc.
Salisbury Bancorp, Inc.	Chicopee Bancorp, Inc.
Peoples Federal Bancshares, Inc.	Union Bankshares, Inc.

Using publicly available information, KBW compared the financial performance and financial condition of Newport Bancorp to the following major exchange listed publicly traded banks and thrifts headquartered in New England with assets between $200 million and $1 billion and NPAs/Assets less than 5.0%. Companies included in this group were:

SI Financial Group, Inc.	BSB Bancorp, Inc.
Northeast Bancorp	Hampden Bancorp, Inc.
Salisbury Bancorp, Inc.	Chicopee Bancorp, Inc.
Peoples Federal Bancshares, Inc.	Union Bankshares, Inc.
Wellesley Bancorp, Inc.	Mayflower Bancorp, Inc.
Georgetown Bancorp, Inc.

To perform this analysis, KBW used financial information as of or for the three month period ended December 31, 2012. Certain financial data prepared by KBW and set forth in the tables below reflect financial measures that were not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), such as core return on average assets and core return on average equity. Such financial measures are not standardized, and, therefore, do not correspond to the data presented in SI Financial’s and Newport Bancorp’s historical GAAP financial statements.

KBW’s analysis showed the following concerning SI Financial’s and Newport Bancorp’s financial performance:

	SI Financial	SI Financial Selected Companies Minimum	SI Financial Selected Companies Maximum
Core Return on Average Assets (1)	0.30%	(0.19%)	1.12%
Core Return on Average Equity (1)	2.26	(1.32)	14.94
Net Interest Margin	2.87	2.48	4.32
Fee Income / Revenue Ratio (2)	26.5	3.8	32.8
Efficiency Ratio	82.5	42.2	106.4

(1)	Core income excludes extraordinary items, non-recurring items and gains/losses on sale of securities.
(2)	Excludes gains/losses on sale of securities.

	Newport Bancorp	Newport Bancorp Selected Companies Minimum	Newport Bancorp Selected Companies Maximum
Core Return on Average Assets (1)	0.42%	0.22%	1.12%
Core Return on Average Equity (1)	3.70	1.34	14.94
Net Interest Margin	3.35	2.87	4.32
Fee Income / Revenue Ratio (2)	17.9	10.3	32.8
Efficiency Ratio	78.8	65.2	82.5

(1)	Core income excludes extraordinary items, non-recurring items and gains/losses on sale of securities.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis showed the following concerning SI Financial’s and Newport Bancorp’s financial condition:

	SI Financial	SI Financial Selected Companies Minimum	SI Financial Selected Companies Maximum
Tangible Common Equity / Tangible Assets	12.88%	5.50%	18.85%
Total Risk-Based Capital Ratio	21.41	11.46	29.35
Gross Loans Held for Investment / Total Deposits	98.1	78.3	119.5
Loan Loss Reserve / Gross Loans	0.93	0.22	1.77
Nonperforming Assets / Loans + OREO	1.80	0.27	5.71
Net Charge-Offs / Average Loans	0.05	0.00	1.73

	Newport Bancorp	Newport Bancorp Selected Companies Minimum	Newport Bancorp Selected Companies Maximum
Tangible Common Equity / Tangible Assets	11.83%	7.22%	18.85%
Total Risk-Based Capital Ratio	17.14	12.95	29.35
Gross Loans Held for Investment / Total Deposits	124.0	62.5	118.1
Loan Loss Reserve / Gross Loans	1.12	0.22	1.25
Nonperforming Assets / Loans + OREO	1.60	0.64	4.02
Net Charge-Offs / Average Loans	0.03	(0.01)	0.20

KBW’s analysis showed the following concerning SI Financial’s and Newport Bancorp’s market performance:

	SI Financial		SI Financial Selected Companies Minimum		SI Financial Selected Companies Maximum
Stock Price Performance: % One Year Price Change	11.8%		(22.2%)		31.8%
Stock Price Performance: % One Year Total Return	13.0%		(19.4%)		34.2%
Stock Price Performance: % YTD Price Change	1.3%		(0.2%)		11.4%
Stock Price / Book Value per Share	0.94	x	0.76	x	2.03	x
Stock Price / Tangible Book Value per Share	0.96	x	0.91	x	2.21	x
Stock Price / LTM EPS	NM		11.0	x	33.7	x
Dividend Yield	1.0%		—%		8.2%
LTM Dividend Payout Ratio	NM		—%		87.8%

Note: NM = Not meaningful

	Newport Bancorp		Newport Bancorp Selected Companies Minimum		Newport Bancorp Selected Companies Maximum
Stock Price Performance: % One Year Price Change	28.5%		(22.2%)		47.7%
Stock Price Performance: % One Year Total Return	28.5%		(19.4%)		48.1%
Stock Price Performance: % YTD Price Change	0.2%		1.0%		21.7%
Stock Price / Book Value per Share	1.09	x	0.76	x	2.03	x
Stock Price / Tangible Book Value per Share	1.09	x	0.85	x	2.21	x
Stock Price / LTM EPS	35.9	x	11.1	x	33.7	x
Dividend Yield	—%		—%		6.3%
LTM Dividend Payout Ratio	—%		—%		87.8%
Selected National Transactions Analysis. KBW reviewed publicly available information related to select acquisitions of banks and thrifts headquartered in the United States announced after January 1, 2011 with aggregate transaction values between $30 million and $100 million where the seller had NPAs/Assets less than 3.0%. The transactions included in the group were:

Acquiror:	Acquired Company:
Glacier Bancorp, Inc.	Wheatland Bankshares, Inc.
First Financial Bankshares, Inc.	Orange Savings Bank, SSB
Lakeland Bancorp, Inc.	Somerset Hills Bancorp
Old Florida Bancshares, Inc.	New Traditions National Bank
F.N.B. Corporation	Annapolis Bancorp, Inc.
Pacific Premier Bancorp, Inc.	First Associations Bank
MidSouth Bancorp, Inc.	PSB Financial Corporation
First PacTrust Bancorp, Inc.	Private Bank of California
WesBanco, Inc.	Fidelity Bancorp, Inc.
Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation
Independent Bank Corp.	Central Bancorp, Inc.
PacWest Bancorp	American Perspective Bank
FVNB Corp.	First State Bank
United Financial Bancorp, Inc.	New England Bancshares, Inc.
First Community Bancshares, Inc.	Peoples Bank of Virginia
Provident New York Bancorp	Gotham Bank of New York

Acquiror:	Acquired Company:
California United Bank	Premier Commercial Bancorp
ViewPoint Financial Group, Inc.	Highlands Bancshares, Inc.
NBT Bancorp Inc.	Hampshire First Bank
First Financial Corporation	Freestar Bank, National Association
First PacTrust Bancorp, Inc.	Beach Business Bank
BankUnited, Inc.	Herald National Bank
Grandpoint Capital Inc.	Orange Community Bancorp

Transaction multiples for the merger were derived from an implied aggregate offer price of $61.3 million (based on the 5-day average stock price as of March 4, 2013) for Newport Bancorp. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition, and

•	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	SI Financial/ Newport Bancorp Merger	Selected Regional Transactions Minimum		Selected Regional Transactions Maximum
Tangible Book Value	1.16x	0.92	x	1.79x
Core Deposit Premium	3.0%	(4.1%)		10.4%
Market Premium	6.2%	0.1%		101.7%

No company or transaction used as a comparison in the above analysis is identical to SI Financial, Newport Bancorp or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Regional Transactions Analysis. KBW reviewed publicly available information related to select acquisitions of banks and thrifts headquartered in the Mid-Atlantic and New England announced after January 1, 2011 with aggregate transaction values between $30 million and $100 million where the seller had NPAs/Assets less than 3.0%. The transactions included in the group were:

Acquiror:	Acquired Company:
Lakeland Bancorp, Inc.	Somerset Hills Bancorp
F.N.B. Corporation	Annapolis Bancorp, Inc.
WesBanco, Inc.	Fidelity Bancorp, Inc.
Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation
Independent Bank Corp.	Central Bancorp, Inc.
United Financial Bancorp, Inc.	New England Bancshares, Inc.
Provident New York Bancorp	Gotham Bank of New York
NBT Bancorp Inc.	Hampshire First Bank
BankUnited, Inc.	Herald National Bank

Transaction multiples for the merger were derived from an implied aggregate offer price of $61.3 million (based on the 5-day average stock price as of March 4, 2013) for Newport Bancorp. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition, and

•	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	SI Financial/ Newport Bancorp Merger		Selected Regional Transactions Minimum		Selected Regional Transactions Maximum
Tangible Book Value	1.16	x	1.28	x	1.67	x
Core Deposit Premium	3.0%		4.1%		8.4%
Market Premium	6.2%		0.1%		101.7%

No company or transaction used as a comparison in the above analysis is identical to SI Financial, Newport Bancorp or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of SI Financial and Newport Bancorp. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of SI Financial. In the course of this analysis, KBW used an earnings estimate for SI Financial for 2013 and 2014 from SI Financial management and used an earnings estimate for Newport Bancorp for 2013 and 2014 from SI Financial management. This analysis indicated that the merger is expected to be accretive to SI Financial’s estimated earnings per share in 2013 and 2014. The analysis also indicated that the merger is expected to be dilutive to book value per share and dilutive to tangible book value per share for SI Financial and that SI Financial would maintain capital ratios in excess of those required for SI Financial to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by SI Financial following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Newport Bancorp. In this analysis, KBW assumed discount rates ranging from 12.0% to 16.0% to derive (1) the present value of the estimated free cash flows that Newport Bancorp could generate over a five-year period, including certain cost savings forecasted as a result of the merger, and (2) the present value of Newport Bancorp’s terminal value at the end of year five. Terminal values for Newport Bancorp were calculated based on a range of 12.0x to 16.0x estimated year six earnings. In performing this analysis, KBW used estimates per SI Financial management for Newport Bancorp. Certain data was adjusted to account for certain restructuring charges anticipated by management to result from the merger. KBW assumed that Newport Bancorp would maintain a tangible common equity /tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Newport Bancorp.

Based on these assumptions, KBW derived a range of implied value of Newport Bancorp of $13.62 per share to $18.93 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Newport Bancorp.

The SI Financial board retained KBW as an independent contractor to act as financial adviser to SI Financial regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, SI Financial and Newport Bancorp. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of SI Financial and Newport Bancorp for KBW’s own account and for the accounts of its customers.

SI Financial and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger. SI Financial agreed to pay KBW a cash fee of $75,000 concurrently with the rendering of its opinion. In addition, SI Financial agreed to pay to KBW at the time of closing a cash fee equal to $472,500. Pursuant to the KBW engagement agreement, SI Financial also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify KBW and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

During the two years preceding the date of its opinion to SI Financial, KBW acted as financial advisor and bookrunner in connection with SI Financial’s conversion from the mutual holding company form of organization to stock form and the concurrent offering of its common stock. This transaction was completed in January 2011 and KBW was paid approximately $737,000 for its services.

Opinion of Loomis & Co., Inc.

By letter executed February 8, 2013, SI Financial retained Loomis & Co., Inc. and its wholly owned subsidiary, Northeast Capital & Advisory, Inc. to act as its financial advisor in connection with a possible business combination with Newport Bancorp. Loomis & Co. is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Loomis & Co. is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Loomis & Co. acted as financial advisor to SI Financial in connection with the proposed merger, however its participation in due diligence was limited to reviewing materials in the respective data rooms, review of due diligence reports conducted by SI Financial management and conversations with SI Financial management and its other financial advisor, KBW. Loomis & Co. did not participate in any on-site due diligence or any negotiations leading to the Merger Agreement.

On March 4, 2013, using market data through March 1, 2013, Loomis & Co. presented preliminary informational materials and analyses at a meeting of the SI Financial board of directors held to consider the proposed merger. On March 5, 2013, at another meeting of the SI Financial board of directors to approve the proposed merger, Loomis & Co. updated its analyses and materials using market data through March 4, 2013. Loomis & Co. delivered to the board of directors its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration as provided and described in the merger agreement was fair to SI Financial and its shareholders, from a financial point of view.

The full text of Loomis & Co.’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Loomis & Co. in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge SI Financial shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Loomis & Co.’s opinion speaks only as of the date of the opinion. The opinion was directed to the SI Financial board and concerns only the fairness of the merger consideration to SI Financial and its shareholders from a financial point of view. It does not address the underlying business decision of SI Financial to engage in the merger or any other aspect of the merger, nor the relative merits of the merger as compared to any other alternative business strategies that might exist for SI Financial, and is not a recommendation to any SI Financial shareholder as to how such shareholder should vote at the annual meeting with respect to the merger or any other matter that may come before the annual meeting. Loomis & Co. has consented to the inclusion of its opinion and a summary thereof in this proxy statement/prospectus and in the registration statement on Form S-4, which includes this proxy statement/prospectus.

In arriving at its March 5, 2013 opinion, Loomis & Co. reviewed and considered, among other things:

•	The merger agreement and certain of the exhibits and schedules thereto;

•	Certain publicly available financial statements and other historical financial information of SI Financial and Newport Bancorp that Loomis & Co. deemed relevant;

•

Internal financial projections for SI Financial for the year ending December 31, 2013 and an estimated growth and performance rate for the years thereafter, in each case as provided by, and reviewed with, SI Financial management;

•

Internal financial projections for Newport Bancorp for the years ending December 31, 2013, 2014 and 2015 as provided by Newport Bancorp management and as adjusted by SI Financial management, as well as a long term estimated growth rate for the years thereafter as provided by SI Financial management;

•	Certain operating and financial information provided to Loomis & Co. by SI Financial and Newport Bancorp relating to their business and prospects;

•

The pro forma financial impact of the merger on SI Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by SI Financial management;

•

The publicly reported historical price and trading activity for SI Financial and Newport Bancorp’s common stock, including a comparison of certain financial and stock market information for SI Financial and Newport Bancorp with similar publicly available information for certain other companies, the securities of which are publicly traded;

•	The financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

•	The current market environment, generally, and the banking environment in particular; and

•	Such other information, financial studies, and analyses and investigations, and financial, economic, and market criteria as we considered relevant.

In performing its reviews and analyses and in rendering its opinion, Loomis & Co. assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of SI Financial and Newport Bancorp that they were not aware of any facts or circumstances that would make the information inaccurate or misleading. Loomis & Co. was not asked to and did not independently verify the accuracy or completeness of any such information and it does not assume any responsibility or liability for the accuracy and completeness of any such information. Loomis & Co. did not make an independent evaluation or appraisal of the assets, the collateral securing the assets or the liabilities, contingent or otherwise of SI Financial or Newport Bancorp or any of their respective subsidiaries, nor the collectability of any such assets. Loomis & Co. is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of SI Financial or Newport Bancorp, nor did it review any of the individual credit files relating to SI Financial or Newport Bancorp in connection with its engagement. With SI Financial’s consent, Loomis & Co. assumed that the respective allowances for loan losses for both SI Financial and Newport Bancorp were adequate to cover their losses and will be adequate, on a pro forma basis, for the combined entity. With SI Financial’s consent, Loomis & Co. also relied without independent verification, upon the financial forecasts, estimates, pro forma effects, deal costs and potential cost savings made by SI Financial (including timing, amount and achievability thereof) which are anticipated to result from the merger. Loomis & Co. also assumed that the merger in all respects is, and will be undertaken and consummated in compliance with all applicable approvals, consents, laws and regulations, and that both SI Financial and Newport Bancorp would comply with all terms of the merger agreement, without waiver, modification or amendment in any material respect.

Loomis & Co.’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to Loomis & Co. and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Loomis & Co. has not undertaken to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring after the date of the opinion. Loomis & Co. expressed no opinion as to what the value of SI Financial common stock will be when issued to Newport Bancorp shareholders pursuant to the merger agreement or the prices at which either SI Financial or Newport Bancorp common stock may trade at any time. Loomis & Co. further assumed, in all respects material to its analysis, that all the representations and warranties contained in the Merger Agreement and all related agreements are true and correct; that all the covenants will be performed as required by such party to the Merger Agreement; that no conditions precedent in the Merger Agreement are waived. Loomis & Co. also assumed, with SI Financial’s consent, that there has been no material adverse change in SI Financial’s or Newport Bancorp’s assets, financial condition, results of operation, business or prospects since the date of the last financial statements made available to them; that SI Financial and Newport Bancorp will remain going concerns for all periods relevant to its analyses; and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with SI Financial’s consent, Loomis & Co. relied upon the advice SI Financial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and other transactions contemplated by the merger agreement.

In connection with rendering its March 5, 2013 opinion to the SI Financial board of directors, Loomis & Co. performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Loomis & Co. in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to SI Financial, Newport Bancorp or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

Loomis & Co. believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular or summary format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Loomis & Co.’s analyses and opinion. None of the analyses performed by Loomis & Co. was assigned greater significance or reliance by Loomis & Co. than any other. Loomis & Co. arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. Loomis & Co. did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

The estimates of the future performance of SI Financial and Newport Bancorp derived from SI Financial management or public sources which underlie Loomis & Co.’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Loomis & Co. considered industry performance, general business and economic conditions and other matters, many which are beyond the control of SI Financial and Newport Bancorp. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which companies actually may be sold.

Loomis & Co.’s opinion and financial analyses were only one of many factors considered by the SI Financial board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the SI Financial board of directors or management with respect to the merger or the Merger Consideration. Loomis & Co. was not asked, nor expressed any opinion as to the fairness of the amount or nature of the consideration to be received in the merger by any SI Financial or Newport Bancorp officer, director, or employee, or class of such persons, relative to the consideration to be received in the merger by any other shareholders.

The following is a brief summary of the material financial analyses performed by Loomis & Co. and reviewed with the SI Financial board of directors in connection with its opinion relating to the proposed merger.

Summary of Merger Consideration

Loomis & Co. reviewed the financial terms of the proposed transaction. Based upon the five day average closing price of SI Financial’s common stock ending March 4, 2013 of $11.60, which was used to determine the fixed exchange ratio and assuming (1) that 50% of Newport Bancorp’s shares are converted into SI Financial common stock at an exchange ratio of 1.5129, (2) the remaining 50% are converted into $17.55 per share in cash in the merger, and (3) the ESOP loan is paid off in full, Loomis & Co. calculated an implied aggregate transaction value of approximately $61.26 million. The implied aggregate transaction value was based upon approximately 3.5 million shares of Newport Bancorp common stock outstanding as of December 31, 2012, plus the value of outstanding options to purchase 469,767 shares of Newport Bancorp common stock calculated using the implied transaction value per share less a weighted average exercise price of $12.50 per share, less the ESOP loan balance of approximately $2.5 million. The fixed exchange ratio is subject to adjustment as provided in the Merger Agreement. Based upon financial information for Newport Bancorp for the twelve months ended December 31, 2012, Loomis & Co. calculated the following ratios:

Transaction Ratios

Based upon financial information for Newport Bancorp for the twelve months ended December 31, 2012, Loomis & Co. calculated the following ratios using the aggregate deal price:

Price per share/ Last 12 months’ earnings per share	39.2	x
Price per share / Tangible book value per share	115.2%
Price per share / Stated book value per share	115.2%
Tangible book premium/ Core deposits*	2.9%

*	Core deposits measured as total deposits less jumbo CDs based on regulatory financials.

For purposes of these analyses, earnings per share were based on fully diluted earnings per share. Loomis & Co. noted that the pro rata per share Merger Consideration represented a 5.9% premium to Newport Bancorp’s closing price on March 4, 2013.

Stock Trading History

Loomis & Co. reviewed the history of the reported trading prices and volume of SI Financial and Newport Bancorp common stock for the one-year period ended March 4, 2013 and compared the relationship between the movements in the prices of SI Financial’s and Newport Bancorp’s common stock to movements in the prices of the NASDAQ Bank Index, the Standard & Poor’s 500 Index and the SNL New England thrift index.

During the one-year period ended March 4, 2013, the common stock of SI Financial has outperformed the SNL New England Thrift Index and the Standard & Poor’s 500 Index, and underperformed the NASDAQ Bank Index, while the common stock of Newport Bancorp has outperformed each of the selected indices.

	Index Value March 4,2012	Index Value March 4,2013
SI Financial	100.00%	111.80%
Newport Bancorp	100.00	128.53
Standard & Poor’s 500 Index	100.00	111.36
NASDAQ Bank Index	100.00	117.49
SNL New England Thrift Index	100.00	108.48

Contribution Analysis

Loomis & Co. analyzed the relative contributions to, among other things, pro forma loans, assets, deposits, total equity, tangible equity, trailing twelve months’ earnings, and projected next twelve months’ earnings adjusted for estimated cost savings to be made by SI Financial and Newport Bancorp to the combined entity on a pro forma basis, before considering any purchase accounting or restructuring adjustments. In determining SI Financial and Newport Bancorp’s respective contribution to next twelve months’ earnings adjusted for estimated cost savings, Loomis & Co. also allocated the half year phase-in of pre-tax estimated cost savings of the merger, splitting the cost equally between SI Financial and Newport Bancorp, assuming that the deal closes at the end of the second quarter of 2013. The results of this analysis are set forth in the table below.

	At December 31, 2012
	SI Financial	Newport Bancorp	Pro Forma	SI Financial	Newport Bancorp
Loans (Net)	$690,232	$355,038	$1,045,270	66.0%	34.0%
Assets	953,250	449,413	1,402,663	68.0	32.0
Deposits	705,148	289,674	994,822	70.9	29.1
Equity	125,759	53,155	178,914	70.3	29.7
Tangible Equity	122,308	53,155	175,463	69.7	30.3
Last Twelve Months’ Earnings Before Taxes	1,359	2,237	3,596	37.8	62.2
Projected Next Twelve Months’ Earnings Before Taxes Excluding Cost Savings and Transaction Expenses	4,594	1,610	6,204	74.0	26.0
Ownership (Not Including Options)	10,112,310	2,647,419	12,759,729	79.3	20.7
Projected Next Twelve Months’ Earnings Before Taxes Adjusted for Estimated Cost Savings	5,423	2,439	7,862	69.0	31.0

SI Financial Comparable Company Analysis

Loomis & Co. reviewed and compared selected financial information for SI Financial with corresponding financial information of a peer group of eleven selected publicly traded banks and thrifts in New York and New England outside of major metropolitan cities with total assets of $500 million to $2 billion, with NPAs less than

3% of total assets, and last twelve months ROAA under 0.75%. These selected companies included the following banks and thrifts:

BSB Bancorp, Inc.

Chicopee Bancorp, Inc.

Community National Bank

First Connecticut Bancorp, Inc.

Hampden Bancorp, Inc.

New Hampshire Thrift Bancshares, Inc.

Northeast Bancorp

Peoples Federal Bancshares, Inc.

Salisbury Bancorp, Inc.

Suffolk Bancorp

Westfield Financial, Inc.

Loomis & Co. selected these companies because they were publicly traded companies that, for purposes of its analysis, Loomis & Co. considered reasonably similar to SI Financial in that these companies are of similar size to SI Financial, are located in the New York or New England market, and have a similar business focus.

	SI Financial		Peer 25th Percentile		Peer Median		Peer 75th Percentile
Total Assets (000’s)	$953,250		$624,224		$704,710		$1,285,970
Total Equity/Total Assets	13.19%		11.38%		13.36%		15.45%
NPAs/Total Assets	1.32		1.02		1.61		1.89
Net Interest Margin	2.88		3.14		3.41		3.55
Noninterest Income/ Average Assets	0.90		0.55		0.56		0.83
Noninterest Expense/ Average Assets	3.21		2.70		2.94		3.16
ROAA	0.12		0.26		0.41		0.50
ROAE	0.86		1.52		2.97		3.72

Market Multiples
Stock Price March 4, 2013	$11.65
Price/Last Twelve Months’ Core EPS	115.4	x	27.1	x	32.6	x	52.6	x
Price/Book Value	93.7%		90.1%		93.7%		102.2%
Price/Tangible Book Value	96.3		93.9		97.6		106.8
Premium Over Tangible Book Value/Deposits	(1.13)		(1.72)		(0.46)		1.38
Dividend Yield	1.03		0.80		1.29		3.54

Loomis & Co. compared the financial data for SI Financial for the twelve month period ended December 31, 2012 to that of the peer group for the twelve month period ended December 31, 2012. The table above compares selected statistics of SI Financial with the bottom 25%, median, and top 25% (75th percentile) ratios for the eleven selected banks and thrifts comprising the peer group.

Loomis & Co. noted that the performance of SI Financial as measured by return on average assets was below that of the peer group median due in part to its lower net interest margin and higher level of noninterest expense to average assets. Additionally, Loomis & Co. noted that SI Financial has a level of non-performing assets as a percentage of total assets that is lower to the peer group median. In terms of capital as measured by total equity to total assets, SI Financial is in line with the peer group median.

Lastly, Loomis & Co. noted that SI Financial was trading at a higher multiple to latest twelve-month core earnings per share and at a comparable percentage of tangible book value, than its peer median. SI Financial’s dividend yield at 1.03% was below that of the peer group median of 1.29%.

Newport Bancorp Comparable Company Analysis:

Loomis & Co. reviewed and compared selected financial information for Newport Bancorp with corresponding financial information of a peer group of twelve selected publicly traded banks and thrifts in New York and New England outside of major metropolitan cities with total assets of $200 million to $1 billion, with NPAs less than 3% of total assets, and last twelve months ROAA under 1.00%. These selected companies included the following banks and thrifts:

BSB Bancorp, Inc.

Chicopee Bancorp, Inc.

Elmira Savings Bank

Georgetown Bancorp, Inc.

Hampden Bancorp, Inc.

Mayflower Bancorp, Inc.

Northeast Bancorp

Oneida Financial Corp.

Peoples Federal Bancshares, Inc.

Salisbury Bancorp, Inc.

SI Financial Group, Inc.

Wellesley Bancorp, Inc.

Loomis & Co. selected these companies because they were publicly traded companies that, for purposes of its analysis, Loomis & Co. considered reasonably similar to Newport Bancorp, are located in the New York or New England market, and have a similar business focus.

Loomis & Co. compared the financial data for Newport Bancorp for the twelve month period ended December 31, 2012 to that of the peer group for the twelve month period ended December 31, 2012. The following table compares selected statistics of Newport Bancorp with the bottom 25%, median, and top 25% (75th percentile) ratios for the twelve selected banks and thrifts comprising the peer group:

	Newport Bancorp		Peer 25th Percentile		Peer Median		Peer 75th Percentile
Total Assets (000’s)	$449,413		$496,714		$600,398		$687,221
Total Equity/Total Assets	11.83%		12.34%		13.51%		15.22%
NPAs/Total Assets	1.28		0.69		1.28		1.70
Net Interest Margin	3.38		3.33		3.43		3.62
Noninterest Income/ Average Assets	0.53		0.55		0.75		1.16
Noninterest Expense/ Average Assets	2.80		2.78		3.05		3.33
ROAA	0.34		0.33		0.44		0.56
ROAE	2.96		2.32		3.20		5.94

Market Multiples
Stock Price March 4, 2013	$16.52
Price/Last Twelve Months’ Core EPS	36.1	x	16.5	x	28.4	x	65.8	x
Price/Book Value	108.8%		90.1%		94.9%		99.3%
Price/Tangible Book Value	108.8		94.3		97.0		105.5
Premium Over Tangible Book Value/Deposits	1.61		(1.11)		(0.50)		1.20
Dividend Yield	NA		1.21		1.77		3.74

Loomis & Co. noted that the performance of Newport Bancorp as measured by return on average assets was below that of the peer group median due in part to its lower net interest margin and noninterest income as a percentage of average assets. Compared to the peer group median, Newport Bancorp has a lower level of noninterest expense as a percentage of average assets. Additionally, Loomis & Co. noted that Newport Bancorp has a level of non-performing assets as a percentage of total assets that is in line with the peer group median. In terms of capital as measured by total equity to total assets, Newport Bancorp is more leveraged than the peer group median.

Lastly, Loomis & Co. noted that Newport Bancorp was trading at a higher multiple to latest twelve-month earnings and at a higher percentage of tangible book value, than its peer median. Newport Bancorp has not paid any cash dividends.

Analysis Of Selected Merger Transactions

Loomis & Co. reviewed 16 transactions announced since January 1, 2010 involving acquisitions of New England based banks or thrifts with total assets under $2 billion (“New England Banks & Thrifts”), for which pricing data pertaining to the transactions was publicly available.

Loomis & Co. also reviewed 42 transactions announced since January 1, 2012 involving acquisitions of banks or thrifts throughout the U.S. with total assets of between $100 million and $3.3 billion and nonperforming assets less than 3% of total assets (“National Banks & Thrifts”), for which pricing data pertaining to the transactions was publicly available.

Loomis & Co. selected these two different sets of mergers because they were business combinations that, for purposes of the analysis, Loomis & Co. considered reasonably comparable and similar in structure to the merger. The selected mergers may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions, the region of the target, and the dates that the transactions were announced and consummated.

The results of these comparisons, along with the implied multiples for the SI Financial/ Newport Bancorp transaction, which are based on the five-day average closing stock price of SI Financial common stock ending March 4, 2013 of $11.60 and the merger consideration, are illustrated in the chart below:

	New England Banks & Thrifts	National Banks & Thrifts	Implied Multiples for Newport Bancorp
Median Target Assets ($000)	278,121	283,321	449,413
Median Price/ Tangible Book Value (%)	144.0	131.6	115.2
Median Price/ LTM Earnings (x)	22.9	19.1	39.2
Median Franchise Premium/ Core Deposits (%)	5.8	4.1	2.9

Discounted Cash Flow Analysis

SI Financial:

As of March 4, 2013, Loomis & Co. calculated the estimated present value of the estimated future stream of after tax dividend flows of SI Financial, using a discount rate of 12.65%. Loomis & Co. applied an exit price-to-earnings multiple (terminal value multiple) for SI Financial of 15X 2017 estimated earnings. This analysis resulted in an estimated present value of the implied SI Financial common stock per share value of approximately $10.70. In its calculation, Loomis & Co. assumed that SI Financial would have net income of $3.1 million in 2013, $3.6 million in 2014, $4.1 million in 2015, $4.7 million in 2016, and $5.3 million in 2017. Loomis & Co. also assumed that SI Financial would have a target tangible common equity to tangible asset value of 6.0% and compound annual loan and deposit growth rates of 5.0% between 2014 and 2017. Loomis & Co. also provided a sensitivity analysis of SI Financial’s value, by ranging the discount rate between 10.7% and 14.7%, and a range of earnings multiples of 10-20 times 2017’s earnings. The values ranged between $8.93 and $12.78 per share.

Newport Bancorp:

As of March 4, 2013, Loomis & Co. calculated the estimated present value of the estimated future stream of after tax dividend flows of Newport Bancorp, using a discount rate of 12.65%. Loomis & Co. applied an exit price-to-earnings multiple (terminal value multiple) for Newport Bancorp of 15X 2015 estimated earnings. This analysis resulted in an estimated present value of the implied Newport Bancorp common stock per share value of approximately $18.26. In its calculation, Loomis & Co. assumed that Newport Bancorp would have a net loss of $4.9 million in 2013 after merger transaction costs and adjustment for cost savings expected by SI Financial management, with 2014 net income of $3.2 million and $4.9 million in 2015. Loomis & Co. also assumed that Newport Bancorp would have a target tangible common equity to tangible asset value of 6.0% and compound annual loan and deposit growth rates of 3.5% and 2.4%, respectively, between 2012 and 2015. Loomis & Co. also provided a sensitivity analysis of Newport Bancorp’s value, by ranging the discount rate between 10.7% and 14.7%, along with a range of earnings multiples 10-20 times 2015’s earnings. The values ranged between $12.67 and $24.44 per share.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of SI Financial or Newport Bancorp common stock. The discounted cash flow analysis is a widely used valuation methodology, but Loomis & Co. noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, certain minimum tangible equity to assets ratios, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Pro Forma Impact Analysis

Loomis & Co. analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes at the end of the second quarter of 2013, (2) 50% of the Newport Bancorp shares are exchanged for SI Financial common stock at an exchange ratio of 1.5129 and the remaining 50% of Newport Bancorp’s shares are exchanged for $17.55 in cash, (3) earnings per share projections for Newport Bancorp and SI Financial are consistent with per share estimates for 2013 as provided by SI Financial management, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings, including the timing of such cost savings, as determined by SI Financial’s senior management. The analysis indicated that for the year ending December 31, 2013, the merger would be 18.8% accretive to SI Financial’s projected earnings per share excluding onetime deal costs. The analysis also indicated that, using balance sheet data as of December 31, 2012, the merger would be dilutive to tangible book value per share by 8.68%. Forward-looking projections may be effected by many factors beyond the control of SI Financial and Newport Bancorp, including the future direction of interest rates, economic conditions in the companies’ market places, the actual amount and timing of cost savings achieved through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Miscellaneous

Loomis & Co. has provided services in the past to SI Financial, for which services Loomis & Co. has received customary compensation. In the ordinary course of our business, Loomis & Co. or its subsidiaries or affiliates, may purchase securities from or sell securities to SI Financial. We may also trade debt and/or equity securities of SI Financial for the accounts of our customers or affiliates and, accordingly, may have a position in such securities. Loomis & Co. or its subsidiaries or affiliates may, in the future, trade the securities of SI Financial and Newport Bancorp for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities. Loomis & Co. did not receive any compensation for any services for SI Financial during the two years preceding the date of its opinion to SI Financial.

SI Financial has agreed to pay Loomis & Co. a fairness opinion fee in connection with the merger of approximately $97,500, which has been paid, and is not contingent upon the closing of the Merger. SI Financial has also agreed to have Loomis & Co. exclusively provide certain other consulting services to SI Financial management during and upon closing of the Merger. In addition, SI Financial has agreed to reimburse Loomis & Co. and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Financial Forecasts

During due diligence, each of SI Financial and Newport Bancorp provided to the other party and its financial advisors certain internal financial forecasts. These financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information, or GAAP and are included in this proxy statement/prospectus only because they were provided to the other party and its financial advisors in connection with the due diligence conducted during the merger discussions between the parties. Neither party’s independent auditor examined or compiled any of these estimates or expressed any conclusion or provided any form of assurance with respect to these estimates.

The financial forecasts described below are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from such estimates and should be read with caution. Although presented with numerical specificity, these estimates are based upon a variety of assumptions made by SI Financial’s and Newport Bancorp’s managements with respect to, among other things, industry performance, general economic, market, interest rate, and financial conditions, operating and other revenues and expenses, effective tax rates, capital expenditures, working capital and other matters. None of the assumptions may be realized, and as historical performance suggests, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of SI Financial or Newport Bancorp.

Accordingly, the assumptions made in preparing these estimates may prove to be inaccurate and actual results may differ materially from these estimates. In addition, the forecasts do not take into account any of the expense savings or charges expected to result from the merger or any other matters contemplated by the merger agreement.

For these reasons, the description of the financial forecasts in this proxy statement/prospectus should not be regarded as an indication that they are an accurate prediction of future events and they should not be relied on as such. No one has made, or makes, any representation regarding these estimates and, except as may be required by applicable securities laws, neither SI Financial nor Newport Bancorp intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

Newport Bancorp provided a projected income statement for each of the years from 2012 through 2017. The income statement projected net interest income ranging from $16.0 million for 2013 to $20.6 million for 2017. Net income was estimated to increase from $2.4 million for 2013 to $4.8 million for 2017. SI Financial provided projections for 2013. SI Financial forecasted total assets as of December 31, 2013 of approximately $1.0 billion and total liabilities of approximately $905.8 million. The 2013 budgeted income statement projected net interest income of approximately $29.9 million and net income of approximately $3.1 million for the year ending December 31, 2013.

Newport Bancorp Stock Options and Restricted Stock Awards

At the effective time of the merger, each option to purchase shares of Newport Bancorp common stock outstanding at the effective time of the merger, whether or not vested, will be cancelled in exchange for a cash payment equal to the product of (1) $17.55 minus the exercise price of such option, multiplied by (2) the number of shares subject to such option, less required tax withholding.

At the effective time of the merger, each outstanding share of restricted stock will become vested and receive at the election of the holder of such Newport Bancorp common stock, either $17.55 or 1.5129 shares of SI Financial common stock.

Election Procedures; Surrender of Stock Certificates

An election form is being mailed separately from this proxy statement/prospectus to holders of shares of Newport Bancorp common stock on or about the date this proxy statement/prospectus is being mailed. Each election form entitles each holder of Newport Bancorp common stock to elect to receive cash, SI Financial common stock, or a combination of cash and stock, or make no election with respect to the form of merger consideration they wish to receive.

To make an effective election, you must submit a properly completed election form, along with your Newport Bancorp stock certificates representing all shares of Newport Bancorp common stock covered by the election form (or an appropriate guarantee of delivery), to the exchange agent, Registrar and Transfer Company, on or before 5:00 p.m., Eastern time, on [Election Deadline]. Registrar and Transfer Company will act as exchange agent in the merger and in that role will process the exchange of Newport Bancorp common stock for cash and/or SI Financial common stock. Shortly after the merger, the exchange agent will allocate cash and stock among Newport Bancorp shareholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Newport Bancorp stock certificates after the merger is completed. In any event, do not forward your Newport Bancorp stock certificates with your proxy cards.

You may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed later-dated election form which is received by the exchange agent before the election deadline or by withdrawal of your stock certificates by written notice before the election deadline. All elections will be revoked automatically if the agreement and plan of merger is terminated. If you have a preference for receiving either SI Financial stock and/or cash for your Newport Bancorp stock, you should complete and return the election form. If you do not make an election, you will be allocated SI Financial common stock and/or cash depending solely on the elections made by other shareholders.

Neither SI Financial nor Newport Bancorp makes any recommendation as to whether you should elect to receive cash, stock or a combination of cash and stock in the merger. You must make your own decision with respect to your election. Generally, the merger will be a tax-free transaction for Newport Bancorp shareholders to the extent they receive SI Financial common stock. See “–Tax Consequences of the Merger.”

If your certificates for Newport Bancorp common stock are not immediately available or you are unable to send the election form and other required documents to the exchange agent before the election deadline, Newport Bancorp shares may be properly exchanged, and an election will be effective, if:

•

such exchanges are made by or through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or by a commercial bank or trust company having an office, branch or agency in the United States;

•

the exchange agent receives, before the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

•

the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Newport Bancorp shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Newport Bancorp shareholders who do not submit a properly completed election form or revoke their election form before the election deadline will have their shares of Newport Bancorp common stock designated as non-election shares. Newport Bancorp stock certificates represented by elections that have been revoked will be promptly returned without charge to the Newport Bancorp shareholder revoking the election upon written request.

If you own shares of Newport Bancorp common stock in “street name” through a broker or other financial institution, you should receive or seek instructions from the institution holding your shares concerning how to make your election. “Street name” holders may be subject to an election deadline earlier than the deadline applicable to holders of shares in registered form. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow such broker’s directions for revoking or changing those instructions.

After the completion of the merger, the exchange agent will mail to Newport Bancorp shareholders who do not submit election forms, or who have revoked their election, a letter of transmittal, together with instructions for the exchange of their Newport Bancorp common stock certificates for the merger consideration. Until you surrender your Newport Bancorp stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any SI Financial common stock into which your Newport Bancorp shares have been converted. When you surrender your Newport Bancorp stock certificates, SI Financial will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of Newport Bancorp common stock. Newport Bancorp stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your Newport Bancorp stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates, that they were lost, stolen or destroyed, and post a bond in such amount as the exchange agent may direct before you receive any consideration for your shares. The letter of transmittal includes instructions on how to provide evidence of ownership.

Accounting Treatment

SI Financial will account for the merger under the “acquisition” method of accounting according to U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities of Newport Bancorp will be recorded by SI Financial at their respective fair values at the time of the completion of the merger. The excess of SI Financial’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be recorded as goodwill.

Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of Newport Bancorp common stock who surrenders all of his or her common stock for shares of SI Financial common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Internal Revenue Code (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of Newport Bancorp common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Newport Bancorp common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, persons that are, or hold their shares of Newport Bancorp common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Newport Bancorp common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address the alternative minimum tax or any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Newport Bancorp shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of SI Financial and Newport Bancorp that they each receive an opinion from their respective legal counsel to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, and that each of SI Financial and Newport Bancorp will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. SI Financial and Newport Bancorp expect to be able to obtain the tax opinion if, as expected:

•	SI Financial and Newport Bancorp are able to deliver customary representations to their respective legal counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the agreement and plan of merger allows both SI Financial and Newport Bancorp to waive the condition that a tax opinion be delivered, neither party currently anticipates doing so. However, if this condition were waived, Newport Bancorp would re-solicit the approval of its shareholders before completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Kilpatrick Townsend & Stockton LLP and Luse Gorman Pomerenk & Schick, P.C. has each delivered its opinion to SI Financial and Newport Bancorp, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and, with respect to Kilpatrick Townsend & Stockton LLP’s opinion only, confirming the tax discussion under “Description of the Merger—Tax Consequences of the Merger.” Copies of these opinions have been filed as exhibits to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of SI Financial and Newport Bancorp, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. The opinions of Kilpatrick Townsend & Stockton LLP and Luse Gorman Pomerenk & Schick, P.C. are not binding on the IRS or any court.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange Solely for SI Financial Common Stock. No gain or loss will be recognized by a Newport Bancorp shareholder who receives solely shares of SI Financial common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for his or her shares of Newport Bancorp common stock. The tax basis of the shares of SI Financial common stock received by a Newport Bancorp shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of SI Financial common stock, as discussed below) to the basis of the Newport Bancorp common stock surrendered in exchange for the SI Financial common stock. The holding period of the SI Financial common stock received will include the holding period of shares of Newport Bancorp common stock surrendered in exchange for the SI Financial common stock, provided that such shares were held as capital assets of the Newport Bancorp shareholder at the effective time of the merger.

Exchange Solely for Cash. A Newport Bancorp shareholder who receives solely cash in exchange for all of his or her shares of Newport Bancorp common stock (and is not treated as constructively owning SI Financial common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the Newport Bancorp common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the Newport Bancorp shareholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the Newport Bancorp shareholder’s holding period is more than one year at the effective time of the merger. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for SI Financial Common Stock and Cash. A Newport Bancorp shareholder who receives a combination of SI Financial common stock and cash in exchange for his or her Newport Bancorp common stock will not be permitted to recognize any loss for federal income tax purposes. Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a Newport Bancorp shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of SI Financial common stock received exceeds (b) the shareholder’s basis in the Newport Bancorp common stock to be surrendered in the exchange for the cash and SI Financial common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of SI Financial common stock received by such Newport Bancorp shareholder will be the same as the basis of the shares of Newport Bancorp common stock surrendered in exchange for the shares of SI Financial common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the gain recognized and/or cash received in exchange for such shares of Newport Bancorp common stock. The holding period for shares of SI Financial common stock received by such Newport Bancorp shareholder will include such shareholder’s holding period for the Newport Bancorp common stock surrendered in exchange for the SI Financial common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

A Newport Bancorp shareholder’s federal income tax consequences will also depend on whether his or her shares of Newport Bancorp common stock were purchased at different times at different prices. If they were, the Newport Bancorp shareholder could realize gain with respect to some of the shares of Newport Bancorp common stock and loss with respect to other shares. Such Newport Bancorp shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the SI Financial common stock received, but could not recognize loss with respect to those shares in which the Newport Bancorp shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the SI Financial common stock received. Any disallowed loss would be included in the adjusted basis of the SI Financial common stock. Such a Newport Bancorp shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. In certain circumstances, a Newport Bancorp shareholder who receives solely cash or a combination of cash and SI Financial common stock in the merger may receive dividend income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of cash “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the Newport Bancorp shareholder’s proportionate interest in SI Financial after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely SI Financial common stock in the merger. This could happen because the shareholders purchase (or the purchase by a family member or certain entities described below) of additional SI Financial stock or a repurchase of shares by SI Financial. For purposes of this comparison, the Newport Bancorp shareholder may be deemed to constructively own shares of SI Financial common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of SI Financial common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Newport Bancorp at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Newport Bancorp shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. A Newport Bancorp shareholder who holds Newport Bancorp common stock as a capital asset and who receives in the merger, in exchange for such stock, solely SI Financial common stock and cash in lieu of a fractional share interest in SI Financial common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to, and will, withhold 28% of any cash payments to which a Newport Bancorp shareholder is entitled pursuant to the merger, unless the Newport Bancorp shareholder signs the substitute IRS Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Newport Bancorp shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. Federal income tax liability, provided you timely furnish the required information to the IRS.

Tax Treatment of the Entities. No gain or loss will be recognized by SI Financial or Newport Bancorp as a result of the merger.

Reporting Requirements. A holder of Newport Bancorp common stock that receives SI Financial common stock as a result of the merger may be required to retain records related to such shareholder’s Newport Bancorp common stock and file with its U.S. Federal income tax return a statement setting forth facts relating to the merger.

Regulatory Matters Relating to the Merger

SI Financial will file a notice with the Federal Reserve Board requesting confirmation that it may acquire Newport Bancorp without the filing of a formal application. Pursuant to applicable regulations, formal application to the Federal Reserve Board is not required if: (1) the bank merger occurs simultaneously with the acquisition of the shares of the acquired savings and loan holding company and the acquired bank is not operated as a separate entity; (2) the transaction requires the prior approval of a federal supervisory agency under the Bank Merger Act; (3) the transaction does not involve the acquisition of any non-bank company requiring approval under the Bank Holding Company Act; (4) both before and after the transaction, the acquired savings and loan holding company meets the Federal Reserve Board’s capital adequacy guidelines; and (5) the acquiring savings and loan holding company provides the Federal Reserve Board at least ten days prior written notice of the transaction, including a description of the transaction and a copy of the application made to the appropriate federal regulatory agency.

Immediately following the merger of Newport Bancorp with and into SI Financial, SI Financial expects to merge Newport Federal with and into Savings Institute. The bank merger is subject to the approval by the Office of the Comptroller of the Currency under the Bank Merger Act. In granting its approval under the Bank Merger Act, the Office of the Comptroller of the Currency must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Savings Institute filed the requisite application for the bank merger with the Office of the Comptroller of the Currency in April 2013.

In addition, a period of 15 to 30 days must expire following approval by the Office of the Comptroller of the Currency before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While SI Financial and Newport Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “Description of the Merger—Conditions to Completion of the Merger” and “—Termination.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “Description of the Merger—Conditions to Completion of the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the exchange ratio for converting Newport Bancorp common stock to SI Financial common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merger

Share Ownership. On the record date for the annual meeting, Newport Bancorp’s directors and officers beneficially owned, in the aggregate, 326,851 shares of Newport Bancorp’s common stock, representing approximately 9.2% of the outstanding shares of Newport Bancorp common stock.

As described below, certain of Newport Bancorp’s officers and directors have interests in the merger that are in addition to, or different from, the interests of Newport Bancorp’s shareholders generally. Newport Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.

Employment Agreements with Kevin M. McCarthy and Nino Moscardi. The employment agreements between Newport Bancorp, Newport Federal and each of Messrs. McCarthy and Moscardi provide for a lump sum cash payment in the event of a voluntary termination of employment for “good reason” or an involuntary termination of employment without cause within two years following a change in control. The amount of the cash payment is equal to three times the executive’s average annual compensation for the prior five calendar years. In addition, Messrs. McCarthy and Moscardi each would be entitled to receive a lump sum payment equal to the contributions that would have been made on the executive’s behalf to any employee benefit plans of Newport Bancorp and Newport Federal for a 36-month period following his date of termination. Finally, Newport Bancorp or Newport Federal would be required to continue to provide each of Messrs. McCarthy and Moscardi with continued life insurance and non-taxable medical and dental coverage for a 36-month period following the executive’s date of termination, provided, however, if Messrs. McCarthy and Moscardi are no longer eligible to receive such coverage, Newport Bancorp or Newport Federal will pay Messrs. McCarthy and Moscardi the value of such coverage within ten days following the executive’s termination. In lieu of any payments under their employment agreements, each of Messrs. McCarthy and Moscardi, have agreed to a termination of their employment agreements in exchange for benefits and amounts payable under a settlement agreement entered into contemporaneously with the execution of the merger agreement.

Termination of Supplemental Executive Retirement Plan. Newport Federal maintains a supplemental executive retirement plan (“SERP”) for Messrs. McCarthy and Moscardi. The SERP provides benefits that cannot be provided under the Newport Federal 401(k) Plan as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the 401(k) Plan but for these Internal Revenue Code limitations. No amount has been accrued under the plan with respect to the 401(k) Plan benefits. The plan also provides supplemental benefits upon a change in control prior to the scheduled repayment of the employee stock ownership plan loan. In lieu of any payments under the SERP, the SERP will be terminated and each of Messrs. McCarthy and Moscardi will receive a cash payment under settlement agreements that each executive entered into contemporaneously with the execution of the merger agreement.

Accelerated Vesting of Retirement Benefits under Certain Supplemental Executive Retirement Agreements. Each of Messrs. McCarthy, Moscardi and Gilmore and one other executive are participants in supplemental executive retirement agreements. Messrs. McCarthy and Gilmore are fully vested in their retirement age benefit under their agreement ($50,000 per year for Mr. McCarthy and $25,000 per year for Mr. Gilmore), without regard to the change in control. Mr. Moscardi and one other executive are vested in an early retirement benefit but will each become fully vested in their full retirement age benefit of $25,000 per year as the result of the change in control. The benefits payable under the supplemental executive retirement agreements will be paid in equal monthly installments over a period of 15 years. Mr. Moscardi’s settlement agreement gives him the right to reduce the cash severance payment by a dollar amount equal to the parachute value of the additional vested benefit under the settlement agreement to receive the full normal retirement benefit under the supplemental executive retirement agreement.

Settlement Agreements with Messrs. McCarthy and Moscardi. Contemporaneously with the execution of the merger agreement, SI Financial, Newport Bancorp and Newport Federal entered into settlement agreements with Messrs. McCarthy and Moscardi to settle the severance and benefits the executives would be entitled to under their employment agreements, the SERP, and in the case of Mr. Moscardi, the portion of his benefit under the supplemental executive retirement agreement that vests as the result of the change in control. The cash severance amounts to be paid to each executive under the settlement agreements are $1,034,659 for Mr. McCarthy and $679,429 for Mr. Moscardi, provided, however, that this cash severance payment will be reduced to the extent that the executive wishes to receive life insurance and/or non-taxable medical or dental benefits from SI Financial after the change in control for the period set forth in his employment agreement. In the case of Mr. Moscardi, the cash severance payment will be further reduced to the extent that he elects to receive the normal retirement benefit of $25,000 paid each year for 15 years under his supplemental executive retirement agreement, rather than the amount of $22,800, to which he would otherwise be entitled on a termination of employment occurring on the effective date of the change in control without regard to the change in control.

Non-Competition and Consulting Agreements with Messrs. McCarthy and Moscardi. Savings Institute and each of Messrs. McCarthy and Moscardi entered into a consulting agreement pursuant to which Messrs. McCarthy and Moscardi will perform consulting services as Savings Institute may reasonably request, including providing assistance with matters relating to the integration of the businesses of Savings Institute and Newport Federal for a period of twelve months following the merger. In addition, pursuant to a non-competition agreement that each of Messrs. McCarthy and Moscardi entered into with SI Financial, Messrs. McCarthy and Moscardi will agree not to compete with SI Financial and Savings Institute for a period of twenty-four months following the expiration of the twelve-month consulting period. During such twenty-four-month period, Messrs. McCarthy and Moscardi have also agreed not to solicit or offer employment to any employee of SI Financial or Savings Institute or any of their subsidiaries or affiliates that would cause such person(s) to terminate employment and accept employment with or provide services to any business that competes with SI Financial or Savings Institute. In exchange for the consulting services, Messrs. McCarthy and Moscardi will receive $22,849 and $15,875 per month, respectively, for twelve months. In exchange for the non-competition agreement, Mr. McCarthy will receive $400,000 on the closing date of the merger and $200,000 on each of the first and second anniversaries of the closing date of the merger. In exchange for the non-competition agreement,

Mr. Moscardi will receive $325,000 on the closing date of the merger and $100,000 on each of the first and second anniversaries of the closing date of the merger.

Employment Agreements with Ray D. Gilmore II and One Other Executive Officer. The employment agreements between Newport Federal and Mr. Gilmore and Newport Bancorp and one other executive officer each provide for a lump sum cash payment in the event of a voluntary termination of employment for “good reason” or an involuntary termination of employment without cause within two years following a change in control. With respect to Mr. Gilmore’s agreement, the amount of the cash payment is equal to 2.99 times his average annual compensation for the prior five calendar years. With respect to the other executive officer, the amount of the cash severance payment is equal to two times his average annual compensation for the prior five calendar years plus the value of benefits he would have received for a 24-month period following his termination of employment under retirement programs in which he participated prior to his termination. Finally, Newport Federal, in the case of Mr. Gilmore and Newport Bancorp, in the case of the other executive officer, would be required to provide continued life insurance and non-taxable medical and dental coverage for a 36-month period, in the case of Mr. Gilmore, and a 24-month period, in the case of the other executive officer, following the executive’s date of termination, provided, however, if Mr. Gilmore and the other executive officer are no longer eligible to receive such coverage, Newport Federal or Newport Bancorp, as applicable, will pay to the executive the value of such coverage within ten days following his termination. Notwithstanding the foregoing, the cash severance payments and benefits will be reduced, to the extent necessary to avoid an excess parachute payment and excise tax payable under the Internal Revenue Code. The employment agreements entered into with Mr. Gilmore and the other officer, if payable, provide for total cash severance payments of up to approximately $628,167 and $541,561, respectively, after taking into account any reductions required to avoid an excess parachute payment.

Change in Control Agreements with Newport Federal. Newport Federal is a party to a change in control agreement with one executive officer. The change in control agreement provides that upon a voluntary termination for good reason (as defined in the agreement) or an involuntary termination of employment following a change in control, for a reason other than cause, the executive will be paid as cash severance a sum equal to two times the executive’s “base amount” (as defined under the Internal Revenue Code). In addition, the executive would be entitled to continued group life, medical and dental coverage for 24 months following termination of employment. The severance and benefits payable under the change in control agreements would be reduced to the extent necessary to avoid an excess parachute payment and excise tax under the Internal Revenue Code. The executive officer who is a party to the change in control agreement is also a party to the two-year employment agreement with Newport Bancorp discussed above. The benefits and payments available to the executive officer under both agreements will be reduced so that his aggregate payments and benefits will not result in an excess parachute payment or excise tax. Accordingly, the maximum benefit payable under both such agreements will not exceed approximately $541,561, but could be less than this amount if the executive elects to receive other benefits that could cause an excess parachute payment in lieu of a portion of the cash severance payment.

Cash Payment for Outstanding Options. Under the terms of the merger agreement, all outstanding Newport Bancorp stock options, whether or not vested, will be terminated and the holder of the option will receive cash equal to the product of (1) the number of shares of Newport Bancorp common stock subject to the stock option, multiplied by (2) the amount by which $17.55 exceeds the exercise price of such stock option, less required tax withholding. The stock options held by all executive officers and directors are fully vested. Messrs. McCarthy, Moscardi and Gilmore, who hold 105,000, 65,000 and 55,000 stock options, respectively, will receive a cash payment of $528,500, $327,700 and $277,500, respectively, upon termination of the stock options. Directors Crowley, Harvey, Hayes, Kaull, Lathrop, MacCauley, Nealon, Saccucci-Radebach and Quirk, who each hold 9,200 options, will each receive a cash payment of $46,184.

Acceleration of Vesting of Restricted Stock Awards. Under the terms of the merger agreement, restricted stock awards that have not yet vested will become fully vested upon the occurrence of a change in control. No directors or executive officers have any unvested restricted stock awards.

Acceleration of Normal Retirement Pension under the Supplemental Director Retirement Agreements. Under the terms of their individual supplemental director retirement agreements, Directors Crowley, Harvey, Hayes, Kaull, Lathrop, Macauley, Nealon, Quirk and Saccucci-Radebach will become vested in a normal retirement pension benefit if their service is involuntarily terminated within two years following the change in control. Without regard to a change in control, upon a director’s retirement at age 72, the director is entitled to a pension benefit, payable monthly, for a period of 10 years. If retirement occurs prior to age 72 but after attainment of age 67, the benefit is decreased by 10% from the normal retirement benefit for each year prior to age 72 in which the director retires, with the minimum benefit of 50% of the normal retirement benefit payable to a director who retires on or after age 67. However, in the event of a change in control followed by a director’s involuntary termination of employment, the director will become vested in the full normal retirement benefit as if the director had reached age 72. The annual normal retirement pension for all directors upon termination at age 72 or within two years of a change in control is $4,800, except in the case of Directors Harvey and Kaull, who will be entitled an annual normal retirement pension of $7,000 and $7,500, respectively.

New Directors. The merger agreement provides that Mr. McCarthy and two other members of the Newport Bancorp board of directors will be appointed and elected to the SI Financial and Savings Institute boards of directors.

Continued Director and Officer Liability Coverage. For a period of five years following the effective time of the merger, SI Financial has agreed to indemnify and hold harmless the current and former officers and directors of Newport Bancorp and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the merger to the same extent as Newport Bancorp currently provides for indemnification of its officers and directors. SI Financial has also agreed to maintain in effect for a period of five years following the effective time of the merger the directors’ and officers’ liability insurance policy currently maintained by Newport Bancorp or to provide a policy with comparable coverage, provided that, to obtain such insurance coverage, SI Financial is not obligated to expend an annual amount exceeding 200% of the amount of the annual premiums currently paid by Newport Bancorp for such insurance.

Severance and other Payments to Certain Persons. The following table sets forth the estimated potential severance benefits to Newport Bancorp’s named executive officers on termination of employment in connection with a change in control. This table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control:

	Cash ($)(1)	Equity ($)(2)	Pension/ Non-qualified Deferred Compensation (4)(3)	Perquisites/ Benefits ($) (4)	Other ($)		Total ($)
Kevin M. McCarthy	$993,423	$528,500	$—	$41,236	$1,074,188	(5)	$2,637,347
Nino Moscardi	614,729	327,700	91,610	37,822	715,500	(6)	1,787,361
Ray D. Gilmore II	594,972	277,500	—	33,155	—		905,627

(1)	Assumes date of change in control is July 1, 2013. Further assumes that Mr. McCarthy elected to receive non-taxable medical and dental benefits for a 36-month period in lieu of a portion of the cash severance payment of $1,034,659 available under his settlement agreement; assumes that Mr. Moscardi elected to receive the full normal retirement age benefit under the supplemental executive retirement agreement and non-taxable medical and dental benefits in lieu of a portion of the cash severance payment of $679,429 available under his settlement agreement; and assumes that Mr. Gilmore elected to receive non-taxable medical and dental benefits for a 36-month period in lieu of a portion of the cash severance payment of $628,127 available under his employment agreement.

(2)	Consists of the cash settlement of options to acquire 105,000, 65,000 and 55,000 shares of Newport Bancorp common stock for Messrs. McCarthy, Moscardi and Gilmore, respectively. The cash settlement is determined by subtracting the exercise price for each option by the per share cash merger consideration of $17.55.
(3)	Assumes Mr. Moscardi elects to receive the accelerated vesting of his normal retirement age benefit under his supplemental executive retirement agreement, in lieu of a portion of the lump sum cash settlement payment to which he is entitled. The amount shown reflects the present value of the difference between the early retirement age benefit to which he would otherwise be entitled and the benefit that would be due to him following a change in control.
(4)	Represents projected employer premiums for continued non-taxable medical and dental insurance coverage continuation on behalf of Messrs. McCarthy, Moscardi and Gilmore for 36 months, 36 months and 36 months, respectively. It is assumed, for purposes of this presentation, that each executive elects to receive the non-taxable medical and dental benefits to which they are entitled. The present value of the non-taxable medical and dental insurance benefits to which each executive is entitled has been subtracted from the lump sum cash settlement payment otherwise payable to Messrs. McCarthy and Moscardi under their settlement agreements. The present value of the non-taxable medical and dental benefits available to Mr. Gilmore is subtracted from the lump sum cash settlement payment to which he is entitled under his employment agreement on termination of employment following the change in control to avoid an excess parachute payment and excise taxes.
(5)	Consists of (A) $22,849 to be paid monthly for twelve months under a consulting agreement entered into between Savings Institute and Mr. McCarthy and (B) $800,000 to be paid under a noncompetition agreement entered into between SI Financial and Mr. McCarthy, with $400,000 to be paid on the date of the merger and $200,000 to be paid on each of the first and second anniversaries of the merger date.
(6)	Consists of (A) $15,875 to be paid monthly for twelve months under a consulting agreement entered into between Savings Institute and Mr. Moscardi and (B) $525,000 to be paid under a noncompetition agreement entered into between SI Financial and Mr. Moscardi, with $325,000 to be paid on the date of the merger and $100,000 to be paid on each of the first and second anniversaries of the merger date.

Employee Matters

For continuing employees of Newport Bancorp and Newport Federal, SI Financial will maintain or cause to be maintained employee benefit plans and compensation opportunities that are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of SI Financial or Savings Institute except that any pre-existing condition, eligibility waiting period or other limitations or exclusion otherwise applicable under such plans to new employees will not apply to a continuing employee or their covered dependents who were covered under a similar Newport Bancorp plan at the closing of the merger.

Continuing employees of Newport Bancorp and Newport Federal will not receive prior service credit for benefit accrual purposes under any of SI Financial’s compensation and benefit plans, programs or policies, except for SI Financial’s vacation and sick leave programs. Continuing employees will receive credit for service with SI Financial for purposes of vesting and determination of eligibility to participate in Savings Institute’s 401(k) plan and employee stock ownership plan. Newport Bancorp will take all necessary and appropriate actions to cause its 401(k) plan to be frozen as to future contributions effective immediately before the effective time of the merger.

Each full time employee of Newport Bancorp or Newport Federal whose employment is involuntarily terminated by SI Financial (other than for cause) or voluntarily resigns following a material decrease in base salary within one year of the effective time of the merger and who is not covered by a separate severance, change in control, or employment agreement shall, upon executing an appropriate release in the form reasonably determined by SI Financial, receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Newport Bancorp or Newport Federal, as applicable, with a minimum payment of $5,000 and a maximum payment equal to 26 weeks of base pay.

For a period of six months following the merger, SI Financial will provide all employees of Newport Federal whose employment was terminated other than for cause, disability or retirement at or following the merger, job counseling and outplacement assistance services to assist such employees in locating new employment. SI Financial will notify all such employees of opportunities for positions with Savings Institute for which Savings Institute reasonably believes such persons are qualified and will consider any application for such positions submitted by such persons, provided, however, that any decision to offer employment to any such person shall be made in the sole discretion of Savings Institute. The total costs expended for such job counseling and outplacement assistance services will not exceed $10,000 in the aggregate.

Newport Federal Employee Stock Ownership Plan

In connection with the closing of the merger, the Newport Federal employee stock ownership plan will be terminated and the indebtedness repaid by delivering a sufficient number of unallocated shares of Newport Bancorp common stock to Newport Bancorp. All shares of Newport Bancorp common stock held by the employee stock ownership plan will be converted into the right to receive the merger consideration and the balance of any assets remaining in the employee stock ownership plan but not allocated to the account of a participant will be allocated as provided in the employee stock ownership plan governing documents. The employee stock ownership plan assets will be distributed to the participants as soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service. Newport Bancorp and, following the effective time, SI Financial have agreed to adopt any amendments to the Newport Federal employee stock ownership plan necessary to affect the foregoing matters.

Operations of Newport Federal after the Merger

After the merger of Newport Federal and Savings Institute, two of the former offices of Newport Federal will operate as branch offices of Savings Institute under the name “Savings Institute Bank and Trust Company.” The other four former offices of Newport Federal will operate as branch offices of Savings Institute under the name “Newport Federal Savings Bank, a Division of Savings Institute Bank and Trust Company.”

Restrictions on Resale of Shares of SI Financial Common Stock

The shares of SI Financial common stock to be issued to shareholders of Newport Bancorp under the agreement and plan of merger have been registered under the Securities Act of 1933 and may be freely traded by such shareholders without restriction (unless they are affiliates of SI Financial, in which case certain restrictions under the securities laws may apply).

Time of Completion

Unless the parties agree otherwise and unless the agreement and plan of merger has otherwise been terminated, the closing of the merger will take place on a date designated by SI Financial within 30 days following the date on which all of the conditions to the merger contained in the agreement and plan of merger are satisfied or waived. See “—Conditions to Completion of the Merger.” On the closing date, SI Financial will file articles of merger with the Maryland State Department of Assessments and Taxation merging Newport Bancorp into SI Financial. The merger will become effective at the time stated in the articles of merger.

SI Financial and Newport Bancorp are working hard to complete the merger quickly. It is currently expected that the merger will be completed during the third calendar quarter of 2013. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

SI Financial’s and Newport Bancorp’s obligations to consummate the merger are conditioned on the following:

•	approval and adoption of the agreement and plan of merger by each of the SI Financial and Newport Bancorp shareholders;

•	receipt of all required regulatory approvals and the expiration of all statutory waiting periods;

•

no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

•	there has not been a material adverse change to the business, financial condition or results of operations of the other party;

•

receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on SI Financial after completion of the merger;

•

the registration statement of which this proxy statement/prospectus forms a part being declared effective by the SEC, the absence of any pending or threatened proceeding by the SEC to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•	SI Financial filing a notice with The Nasdaq Stock Market for the listing of the shares of SI Financial common stock to be issued by SI Financial;

•

receipt by SI Financial of an opinion from Kilpatrick Townsend & Stockton LLP and receipt by Newport Bancorp of an opinion from Luse Gorman Pomerenk & Schick, P.C., in each case to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that each of Newport Bancorp and SI Financial is a party to the reorganization; and

•

the other party having performed in all material respects its obligations under the agreement and plan of merger, the other party’s representations and warranties being true and correct as of the date of the agreement and plan of merger and as of the closing date, and receipt of a certificate signed by the other party’s chief executive officer and chief financial officer to that effect.

In addition, SI Financial will not be obligated to consummate the merger unless none of the regulatory approvals containing any condition or requirement that would so materially and adversely impact the economic or business benefits to SI Financial of the merger that, had such condition or requirement been known, SI Financial would not, in its reasonable judgment, have entered into the agreement and plan of merger.

SI Financial and Newport Bancorp cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Newport Bancorp has agreed that, until completion of the merger and unless permitted by SI Financial, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•

fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•

take any action that would adversely affect or delay its ability to perform its obligations under the agreement and plan of merger or to consummate the transactions contemplated by the agreement and plan of merger;

Indebtedness

•

incur, modify, extend or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for the obligations of any person or entity, other than the creation of deposit liabilities in the ordinary course of business consistent with past practice and advances from the Federal Home Loan Bank with a maturity of not more than one year;

•	prepay any indebtedness so as to cause itself to incur a prepayment penalty thereunder;

•	purchase any brokered certificates of deposit;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

•	make, declare or pay any dividends or make any other distribution on its capital stock;

•	grant any person any right to acquire any of its shares of capital stock;

•	issue any additional shares of capital stock or any securities convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of outstanding stock options;

•	redeem, purchase or otherwise acquire any shares of its capital stock;

Dispositions

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or assets or cancel, release or assign any indebtedness, other than in the ordinary course of business consistent with past practice;

Investments

•	make any equity investment or form any new subsidiary;

•

enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

Contracts

•

enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or contracts, other than those specifically permitted by the agreement and plan of merger;

Loans

•

make, renegotiate, renew, increase, extend, modify or purchase any loans, advances, credit enhancements or extensions or make any commitment in respect of any of the foregoing, other than existing loan commitments and those in conformity with lending policies in effect as of the date of the agreement and plan of merger in amounts not to exceed $100,000 if such loan is not fully secured, $1.0 million if such loan is fully secured, or $2,000,000 with respect to any one borrower and its family members and affiliates;

•

except for loans made in accordance with Regulation O of the Federal Reserve Board, make or increase any loan or extension of credit or commit to make or increase any such loan or extension of credit to any director or executive officer of Newport Bancorp or Newport Federal or any entity controlled by such persons;

•

make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, generally accepted accounting principles, or the direction of a governmental entity;

Employees

•

increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to the policies then in effect;

•	pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

•

become a party to, amend, renew, extend or commit to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change-in-control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

•

amend, modify or revise the terms of any outstanding stock options or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

•	elect to any office with the title of senior vice president or higher any person who does not hold such office as of the date of the agreement and plan of merger or elect a new director;

•	hire any employee with an annualized salary in excess of $40,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

Settling Claims

•	commence any action other than to enforce any obligation owed to Newport Bancorp or Newport Federal in accordance with past practice;

•	settle any claim against it for more than $50,000 or agree to material restrictions on its operations or the operations of any of its subsidiaries;

Governing Documents

•	amend its articles of incorporation or bylaws;

Deposits

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

Investment in Debt Securities

•	purchase any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities less than one year;

Capital Expenditures

•	make any capital expenditures greater than $50,000, other than pursuant to binding commitments and expenditures reasonably necessary to maintain existing assets in good repair;

Branches

•	establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of any banking office;

Communications

•

issue any communication of a general nature to employees without prior consultation with SI Financial and, to the extent relating to post-closing employment, benefit or compensation information, without the prior consent of SI Financial or issue any communication of a general nature to customers without the prior approval of SI Financial, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger or other transactions contemplated thereby;

Foreclosures

•

except in connection with foreclosure actions already in process, foreclose upon or take a deed or title to any commercial real estate (1) without providing prior notice to SI Financial and conducting a Phase I environmental assessment of the property, or (2) if the Phase I environmental assessment reflects the presence of any hazardous material or underground storage tank;

Taxes

•

make, change or rescind any material tax election, file any amended tax return, enter into any closing agreement with respect to taxes, settle or compromise any material tax claim or assessment, or surrender any right to claim a tax refund or obtain any tax ruling;

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or regulatory guidelines;

Agreement and Plan of Merger

•

take any action that is intended or expected to result in any of its representations and warranties under the agreement and plan of merger being or becoming untrue in any material respect at any time before the effective time of the merger or in any of the conditions to the merger not being satisfied or in a violation of a provision of the agreement and plan of merger;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code; or

Other Agreements

•	agree to take, commit to take any or adopt any resolutions in support of any of the actions prohibited by the agreement and plan of merger.

SI Financial has agreed that, until the completion of the merger and unless permitted by Newport Bancorp, it will not:

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•

fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•

take any action that would adversely affect or delay its ability to perform its obligations under the agreement and plan of merger or to consummate the transactions contemplated by the agreement and plan of merger;

•

make, declare or pay any dividends or make any other distribution on its capital stock, except for regular cash dividends at a rate no greater than $0.03 per share or increase such dividend, except for dividend increases consistent with past practice;

•

take any action that is intended or expected to result in any of its representations and warranties under the agreement and plan of merger being or becoming untrue in any material respect at any time before the effective time of the merger or in any of the conditions to the merger not being satisfied or in a violation of a provision of the agreement and plan of merger;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code;

•	agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the agreement and plan of merger;

•

amend, repeal or modify any provision of its articles of incorporation or bylaws in a manner that would adversely affect Newport Bancorp or any Newport Bancorp shareholder or the transactions contemplated by the agreement and plan of merger; or

•

consummate or enter into any agreement with respect to any transaction involving a third party that would constitute an acquisition proposal with respect to such third party; except for such acquisitions in which the total consideration to be paid is less than $60,000,000.

Covenants of Newport Bancorp and SI Financial

Agreement Not to Solicit Other Proposals. Newport Bancorp has agreed not to (1) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an acquisition proposal by a third party, (2) furnish any information or data regarding Newport Bancorp or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that would reasonably be expected to lead to an acquisition proposal, (3) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person regarding an acquisition proposal, (4) approve, endorse or recommend any acquisition proposal or (5) enter into or consummate any agreement, arrangement or understanding contemplating any acquisition or requiring it to abandon, terminate or fail to consummate the transactions contemplated by the agreement and plan of merger. An acquisition proposal includes a proposal or offer with respect to any of the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving Newport Bancorp or its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of Newport Bancorp in a single transaction or series of transactions;

•

any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Newport Bancorp or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; and

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of Newport Bancorp not to solicit other acquisition proposals, the board of directors of Newport Bancorp may generally have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that the Newport Bancorp board of directors:

•

after consultation with and receipt of advice from outside legal counsel, in good faith deems such action to be necessary for the proper discharge of its fiduciary duties to Newport Bancorp shareholders under applicable law;

•

determines the acquisition proposal is, or is reasonably likely to result in a superior proposal, which, for purposes of the agreement and plan of merger means an unsolicited bona fide offer for all of the outstanding Newport Bancorp common stock or all or substantially all of the assets of Newport Bancorp and its subsidiaries, and that in the good faith determination of the Newport Bancorp board of directors, after consultation with its outside legal counsel and financial advisor, would result in a transaction more favorable to the shareholders of Newport Bancorp than the merger with SI Financial, taking into account all factors relating to such proposed transaction deemed relevant by the Newport Bancorp board of directors, involving the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, any financing or other conditions; and

•

at least two business days before furnishing any nonpublic information to, or entering into discussions with, such person, Newport Bancorp gives SI Financial written notice of the identity of such person and of Newport Bancorp’s intention to furnish nonpublic information to, or enter into discussions with, such person and Newport Bancorp receives from such person an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between SI Financial and Newport Bancorp.

If Newport Bancorp receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, Newport Bancorp must immediately notify SI Financial and provide SI Financial with information about the third party and its proposal.

Certain Other Covenants. The agreement and plan of merger also contains other agreements relating to the conduct of SI Financial and Newport Bancorp before consummation of the merger, including the following:

•

Each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (1) any representation or warranty made by it contained in the agreement and plan of merger becoming untrue or inaccurate in any material respect or (2) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the agreement and plan of merger;

•

Newport Bancorp will give SI Financial reasonable access during normal business hours to its property, books, records, contracts, properties, and personnel and furnish such other information as may reasonably be requested;

•

Newport Bancorp will promptly provide SI Financial with a copy of each report filed with a governmental entity, a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its board of directors, a copy of each press release made available to the public and all other information concerning its business, properties and personnel as SI Financial may reasonably request;

•

SI Financial will promptly provide Newport Bancorp with a copy of each report filed with a governmental entity and a copy of each periodic report to its senior management and all materials resulting to its business or operations furnished to its board of directors;

•

Each party will not, and will cause its representatives not to, use any information obtained in connection with the three immediately preceding bullet points for any purpose unrelated to the consummation of the transactions contemplated by the agreement and plan of merger;

•

Newport Bancorp will invite a non-voting designee of SI Financial to attend all regular and special board of directors meetings of Newport Bancorp and Newport Federal, except that SI Financial’s designee will not attend portions of any meeting during which there is being discussed: (a) matters involving the agreement and plan of merger, (b) pending or threatened litigation or investigations if, in the opinion of counsel to Newport Bancorp, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (c) matters involving an acquisition proposal;

•	Newport Bancorp will meet with SI Financial on a regular basis to discuss and plan for the conversion of Newport Bancorp data processing and related electronic information systems;

•	Newport Bancorp will provide SI Financial with an updated list of certain loans specified in the agreement and plan of merger within ten business days of the end of each calendar month;

•

SI Financial and Newport Bancorp will use their reasonable best efforts to submit, and cause their respective subsidiaries to submit, all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•	SI Financial and Newport Bancorp will use their reasonable best efforts to obtain, and cause their respective subsidiaries to obtain, all third party consents necessary to consummate the merger;

•

Newport Bancorp and Newport Federal will take any necessary action to exempt SI Financial and the transactions contemplated by the agreement and plan of merger from any anti-takeover provisions contained in Newport Bancorp’s articles of incorporation or bylaws or federal or state law;

•	SI Financial and Newport Bancorp will use all reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the agreement and plan of merger;

•

SI Financial and Newport Bancorp will consult with one another before issuing any press release or otherwise making public statements with respect to the merger and any filings with any governmental entity;

•

Newport Bancorp will take all actions necessary to convene a meeting of its shareholders to vote on the agreement and plan of merger and any other matters required to be approved or adopted by shareholders in order to carry out the agreement and plan of merger;

•

Each of the SI Financial and the Newport Bancorp board of directors will recommend at their respective shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval unless, for the Newport Bancorp board of directors, it determines, in good faith after consultation with its outside legal advisors, that such actions would not comply with its fiduciary obligations to Newport Bancorp shareholders. Where the decision to withdraw or modify the recommendation of the board of directors relates to an acquisition proposal from a third party, Newport Bancorp is required to provide certain disclosures to SI Financial, provide SI Financial three business days to propose revisions to the terms of the merger, and negotiate in good faith with respect to any proposed revisions, and the board of directors shall have determined in good faith that the proposal is a superior proposal;

•

SI Financial will file a registration statement, of which this proxy statement/prospectus forms a part, with the SEC registering the shares of SI Financial common stock to be issued in the merger to Newport Bancorp shareholders;

•	SI Financial will use its reasonable best efforts to have the registration statement, of which this proxy statement/prospectus forms a part, declared effective by the SEC;

•	SI Financial will take any action required to be taken under any applicable state securities laws in connection with the merger;

•

Before completion of the merger, SI Financial will notify The NASDAQ Global Select Market of the additional shares of SI Financial common stock that SI Financial will issue in exchange for shares of Newport Bancorp common stock;

•

SI Financial and Newport Bancorp will notify each other of any material contract defaults and any events that would reasonably be likely to result in a material adverse effect on the other. They also will notify each other of any communication from a third party regarding the need to obtain that party’s consent in connection with the merger;

•

Newport Bancorp will adopt resolutions, to the extent required, providing that Newport Bancorp’s health and welfare plans will be terminated effective immediately before the Effective Time (or such later date as may be requested by SI Financial) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date;

•

Newport Bancorp will give SI Financial the opportunity to participate in the defense or settlement of any shareholder litigation against Newport Bancorp and/or its directors relating to the transactions contemplated by the agreement and plan of merger, and no such settlement will be agreed to without SI Financial’s prior written consent; and

•

SI Financial will take all steps required to cause any acquisitions of SI Financial common stock in the merger by persons subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3.

•

SI Financial will establish an advisory board to advise SI Financial on its operations in the area served by Newport Federal’s offices and generating additional business contacts for SI Financial in such area. Each director of Newport Bancorp as of the date the merger agreement was signed, other than the three directors appointed to serve on the Boards of Directors of SI Financial and Savings Institute, will be invited to serve on the advisory board. Each advisory director will serve for a minimum term of two years and be paid $10,000 annually.

Representations and Warranties Made by SI Financial and Newport Bancorp and Newport Federal

SI Financial and Newport Bancorp and Newport Federal have made certain customary representations and warranties to each other in the agreement and plan of merger relating to their businesses. For information on these representations and warranties, please refer to the agreement and plan of merger attached as Annex A. The representations and warranties must be true in all material respects at and as of the closing date of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “—Conditions to Completion of the Merger.”

Terminating the Agreement and Plan of Merger

The agreement and plan of merger may be terminated at any time before the completion of the merger, either before or after approval of the agreement and plan of merger by Newport Bancorp shareholders, as follows:

•	by the written mutual consent of SI Financial and Newport Bancorp;

•

by either party, if the shareholders of SI Financial and Newport Bancorp fail to approve the agreement and plan of merger (provided that a party will only be entitled to terminate for this reason if it has complied with its obligations under the agreement and plan of merger with respect to its shareholder meeting);

•

by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the agreement and plan of merger;

•

by either party, if the merger is not consummated by December 31, 2013, unless failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

•

by either party, if the other party breaches a covenant or agreement or if any representation or warranty of the other party shall have become untrue and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to the party in default;

•

by SI Financial, if Newport Bancorp materially breaches its agreements regarding the solicitation of other acquisition proposals, the submission of the agreement and plan of merger to shareholders, or if the board of directors of Newport Bancorp does not recommend approval and adoption of the agreement and plan of merger in the proxy statement/prospectus or withdraws, modifies or changes its recommendation in a manner adverse to SI Financial;

•

by Newport Bancorp, at any time during the five-day period following the later of; (a) the date on which the last required regulatory approval is obtained with respect to the merger and the bank merger, without regard to any requisite waiting period in respect thereof, or (b) the date on which the shareholders of Newport Bancorp approve the agreement and plan of merger; if both of the following conditions are satisfied:

(1)	The number obtained by dividing (x) the average of the closing prices of a share of SI Financial common stock as reported on The Nasdaq Stock Market for the ten consecutive trading days ending on the trading day before the date set forth above by (y) $11.58 is less than 0.8; and

(2)	The ratio described above is less than the number obtained by dividing (x) the average closing values of The Nasdaq Bank Index for the ten consecutive trading days ending on the trading day before the date set forth above by (y) $2,208.29 and subtracting 0.2 from such quotient.

If Newport Bancorp elects to terminate the agreement and plan of merger under this provision, SI Financial may elect to adjust the exchange ratio to an amount that would not make termination under this event possible, in which case no termination would occur; and

•

by Newport Bancorp, at any time before the adoption and approval of the agreement and plan of merger, to enter into an agreement with respect to a superior proposal, but only if (1) Newport Bancorp’s board of directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the board of directors to violate its fiduciary duties under applicable law and (2) Newport Bancorp has not materially breached its obligations related to acquisition proposals under the agreement and plan of merger.

Termination Fee

The agreement and plan of merger requires Newport Bancorp to pay SI Financial a fee of $2,450,000 if Newport Bancorp terminates the agreement and plan of merger to enter into an agreement with respect to a superior proposal.

Additionally, Newport Bancorp must pay the termination fee if SI Financial terminates the agreement and plan of merger as a result of a breach by Newport Bancorp of its covenants regarding acquisition proposals, or its obligation to call a shareholder meeting, or if Newport Bancorp’s board of directors fails to recommend approval of the merger or, after recommending the approval of the agreement and plan of merger, it withdraws, modifies or changes its recommendation.

If either party terminates the agreement and plan of merger as a result of the failure of Newport Bancorp’s shareholders to approve the merger, or if SI Financial terminates the agreement and plan of merger if Newport Bancorp breaches any of its covenants or agreements or if any of its representations or warranties become untrue and such breach or untrue representation or warranty has not been or cannot be cured within thirty days following written notice thereof from SI Financial, then Newport Bancorp must pay the termination fee if (1) SI Financial is not in material breach of any representation, warranty, or material covenant, (2) an acquisition proposal has been publicly announced, disclosed or communicated before the shareholder meeting in the case where Newport Bancorp’s shareholders fail to approve the merger or the date of termination in the case where Newport Bancorp breaches any of its covenants or agreements or any of its representations or warranties become untrue, and (3) within twelve month of termination of the agreement and plan of merger, Newport Bancorp consummates or enters into an agreement with respect to an acquisition proposal.

Expenses

Each of SI Financial and Newport Bancorp will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Agreement and Plan of Merger

Before the completion of the merger, SI Financial and Newport Bancorp may agree to waive, amend or modify any provision of the agreement and plan of merger other than the conditions to closing requiring regulatory approval and shareholder approval. However, after the vote by Newport Bancorp shareholders, SI Financial and Newport Bancorp can make no amendment or modification that would reduce the amount or alter the kind of consideration to be received by Newport Bancorp’s shareholders under the terms of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to the merger of SI Financial with Newport Bancorp. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical information of SI Financial and Newport Bancorp as of March 31, 2013 and assumes that the merger was completed on that date. The unaudited pro forma combined condensed consolidated statement of operations combine the historical financial information of SI Financial and Newport Bancorp and give effect to the mergers as if they had been completed as of January 1, 2012. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the merger been completed on the date described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information. Certain reclassifications have been made to Newport Bancorp historical financial information in order to conform to SI Financial’s presentation of financial information.

The actual value of SI Financial’s common stock to be recorded as consideration in the merger will be based on the closing price of SI Financial’s common stock at the time of the merger completion date. The proposed merger is targeted for completion in the third quarter of 2013. There can be no assurance that the merger will be completed as anticipated. For purposes of the pro forma financial information, the fair value of SI Financial common stock to be issued in connection with the merger of Newport Bancorp was based on SI Financial’s average five-day closing stock price of $11.61 as of March 1, 2013.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of Newport Bancorp at their respective fair values and represents the pro forma estimates by SI Financial based on available fair value information as of the dates of the agreement and plan of merger. In some cases, where noted, more recent information has been used to support estimated adjustments in the pro forma financial information.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the merger will be determined after it is completed and after completion of thorough analyses to determine the fair value of Newport Bancorp tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact SI Financial’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Newport Bancorp’s shareholders’ equity, including results of operations from March 31, 2013 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined condensed consolidated financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of SI Financial, which are incorporated in this proxy statement/prospectus by reference and of Newport Bancorp, which appear elsewhere in this proxy statement/prospectus.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Financial Condition

As of March 31, 2013 *

(In Thousands)

	SIFI Historical	NFSB Historical	Pro Forma Adjustments			Pro Forma Combined
ASSETS
Cash and cash equivalents	$35,251	$20,295	$(15,027)		(1)	$40,519
Investment securities	196,101	19,436	2,532		(2)	218,069
Loans receivable	678,098	360,089	(6,863)		(3)	1,031,324
Allowance for loan losses	(6,328)	(3,983)	3,983		(3)	(6,328)

Loans, net	671,770	356,106	(2,880)			1,024,996
Loans held for sale	4,911	—	—			4,911
Other real estate owned	999	—	—			999
Accrued interest receivable	3,147	1,126	—			4,273
Deferred tax asset, net	4,619	2,848	(1,518)		(4)	5,949
Stock in the Federal Home Loan Bank of Boston	7,753	5,356	—			13,109
Banking premises and equipment, net	11,660	13,265	—			24,925
Bank-owned life insurance	9,128	11,123	—			20,251
Core deposit intangible	—	—	3,211		(5)	3,211
Goodwill	3,451	—	7,856		(6)	11,307
Other assets	8,388	1,036	—			9,424

Total assets	$957,178	$430,591	$(5,826)			$1,381,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$713,178	$281,509	$840		(7)	$995,527
Federal Home Loan Bank of Boston advances	96,069	76,321	18,455		(8)	190,845
Repurchase agreement	—	15,000	139		(9)	15,139
Subordinated debentures	8,248	—	—			8,248
Accrued expenses and other liabilities	13,968	3,796	—			17,764

Total liabilities	831,463	376,626	19,434			1,227,523

Shareholders’ equity:
Common stock	101	49	(23)		(10)	127
Paid-in capital	94,910	50,142	(20,304)		(10)	124,748
Retained earnings	36,363	21,984	(23,143	)(10)		35,204
Unearned restricted shares	(2,091)	—	—			(2,091)
Unallocated common stock held by ESOP	(4,968)	(2,016)	2,016		(10)	(4,968)
Treasury stock, at cost	—	(16,194)	16,194		(10)	—
Accumulated other comprehensive income, net of taxes	1,400	—	—			1,400

Total shareholders’ equity	125,715	53,965	(25,260)			154,420

Total liabilities and shareholders’ equity	$957,178	$430,591	$(5,826)			$1,381,943

	Savings Institute Historical	Newport Federal Historical	Pro Forma Combined
CAPITAL RATIOS (Bank only)
Tier 1 (Core) capital ratio	11.10%	10.58%	9.43%
Tier 1 risk-based capital	19.90%	16.17%	15.90%
Total risk-based capital	21.15%	17.42%	16.71%

*	Assumes that the acquisition of Newport Bancorp was completed as of March 31, 2013 utilizing the acquisition method of accounting. Estimated fair value adjustments for loans, investment securities, core deposit intangible, deposits, borrowed funds and repurchase agreement were determined by the management of SI Financial and Newport Bancorp. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income.
(1)	The adjustment results from the assumption that cash and cash equivalents will be used to pay for after tax one-time merger and integration expenses of Newport Bancorp. These expenses are actually charged against income of Newport Bancorp and result in a charge to SI Financial’s goodwill. The adjustment also includes cash consideration of $32.0 million paid to Newport Bancorp shareholders and option holders of in-the-money Newport Bancorp stock options, cash received from Federal Home Loan Bank borrowings of $14.3 million and funds received from loan sales of $10.0 million.
(2)	Represents the estimated fair value adjustment to Newport Bancorp’s investment portfolio.
(3)	The pro forma adjustment of $6.9 million includes a credit component of $5.0 million and an interest component of $8.1 million. The adjustment also includes the sale of loans totaling $10.0 million. The existing Newport Bancorp allowance for loan losses of $4.0 million cannot be carried over.
(4)	Represents adjustments in the net deferred tax assets resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles and other deferred tax items. The actual tax liability adjustment will depend on facts and circumstances existing at the completion of the merger. The fair value adjustment of the net deferred tax asset assumes a tax rate of 34.0%.
(5)	Represents the recognition of the fair value of the core deposit intangible asset, which is assumed to be 1.5% of core deposit liabilities assumed. Core deposits are defined as total deposits less time deposits.
(6)	Calculated to reflect the acquisition accounting adjustments related to the acquisition of Newport Bancorp. The consideration paid to acquire Newport Bancorp consists of cash of $32.0 million and the issuance of 2,572,269 shares of SI Financial common stock based upon the fixed exchange rate of 1.5129 on 50% of 3,400,448 common shares of Newport Bancorp shares outstanding, net of the retirement of unallocated shares utilized to terminate Newport Federal’s employee stock ownership plan. The value of SI Financial common stock to be issued is based upon the average five-day closing stock price of $11.61 as of March 1, 2013. Acquisition accounting adjustments assume that Newport Bancorp’s equity is eliminated and the purchase price, goodwill and intangible assets are reflected on the financial statements of SI Financial pursuant to the application of acquisition accounting.

	Note
		(In thousands)
Assumptions/Inputs:
Value of SI Financial common stock to be issued		$29,864
Cash paid to Newport Bancorp’s shareholders and option holders		31,959

Total deal value at date merger agreement signed		$61,823

Newport Bancorp’s net assets:
Newport Bancorp’s shareholders’ equity		$53,965
Less: incremental Newport Bancorp’s transaction costs (net of tax)		(6,211)

Newport Bancorp’s shareholders’ equity, net of transaction costs		$47,754
Fair value adjustments:
Investment securities	(2)	$2,532
Loans	(3)	7,120
Core deposit intangible	(5)	3,211
Time deposits	(7)	(840)
FHLB advances	(8)	(4,153)
Repurchase agreement	(9)	(139)

	Note
Fair value adjustments		7,731
Tax effect of fair value adjustments **	(4)	(1,518)

Total adjustment of net assets acquired		6,213

Adjusted net assets acquired		53,967

Estimated goodwill	(6)	$7,856

(**)	Assumed effective tax rate of 34.0%
(7)	Yield adjustment to reflect the difference between portfolio yields and market rates for time deposits acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow was discounted to present value using market rates for similar deposits. The yield adjustment is the aggregate present value of the difference.
(8)	Yield adjustments reflect the difference between portfolio yields and market rates for borrowings acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow for each month was calculated as the difference between projected interest costs of the remaining borrowings and hypothetical costs using current market rates based on advances from the Federal Home Loan Bank of Boston. Cash flow was discounted to present value using market rates. The adjustment also includes new Federal Home Loan Bank advances of $14.3 million.
(9)	Reflects the difference between the fair value and net carrying value of the repurchase agreement.
(10)	Reflects elimination of Newport Bancorp’s equity accounts, issuance of 2,572,269 shares of SI Financial common stock and additional merger-related transaction costs for SI Financial of $1.2 million, net of tax. Through March 31, 2013, SI Financial incurred merger-related transaction costs of $684,000 ($574,000 net of tax).

Unaudited Combined Condensed Consolidated Pro Forma Statement of Operations

For the Three Months Ended March 31, 2013 (1)

(In Thousands, Except Share Data)

	SIFI Historical	NFSB Historical	Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Loans	$7,523	$4,136	$(224	) (2)	$11,435
Investments	1,022	274	(211	) (2)	1,085
Other interest-earning assets	10	15	—		25

Total interest and dividend income	8,555	4,425	(435)		12,545
Interest expense:
Deposits	1,352	287	(63	) (2)	1,576
FHLB advances/repurchase agreement	775	738	(407	) (2)	1,106
Subordinated debt	83	—	—		83

Total interest expense	2,210	1,025	(470)		2,765
Net interest income before provision for loan losses	6,345	3,400	35		9,780
Provision for loan losses	135	—	—		135

Net interest income after provision for loan losses	6,210	3,400	35		9,645
Noninterest income:
Service fees	1,216	414	—		1,630
Wealth management fees	257	—	—		257
Increase in cash surrender value of bank-owned life insurance	68	94	—		162
Net gain on sales of securities	3	—	—		3
Mortgage banking fees	579	—	—		579
Net gain on derivatives	47	—	—		47
Other income	270	13	—		283

Total noninterest income	2,440	521	—		2,961
Noninterest expenses:
Salaries and employee benefits	4,408	1,575	—		5,983
Occupancy and equipment	1,383	546	—		1,929
Computer and electronic banking services	868	424	—		1,292
Outside professional services	268	112	—		380
Marketing and advertising	130	129	—		259
Supplies	100	31	—		131
FDIC deposit insurance and regulatory assessment	233	66	—		299
Acquisition-related expenses	684	530	(1,214)		—
Other	507	120	131	(2)	758

Total noninterest expenses	8,581	3,533	(1,083	) (3)	11,031
Income before income taxes	69	388	1,118		1,575
Income tax expense	146	247	127	(2)	520

Net (loss) income	$(77)	$141	$991		$1,055

Earnings (loss) per share:
Basic	$(0.01)	$0.04			$0.09
Diluted	$(0.01)	$0.04			$0.09
Weighted average shares outstanding:
Basic	9,555,940	3,303,120	(730,851)		12,128,209	(4)
Diluted	9,555,940	3,392,494	(768,449)		12,179,985	(4)

Unaudited Combined Condensed Consolidated Pro Forma Statement of Income

For the Year Ended December 31, 2012 (1)

(In Thousands, Except Share Data)

	SIFI Historical	NFSB Historical	Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Loans	$30,462	$17,800	$(951)		$47,311
Investments	5,316	1,510	(844)		5,982
Other interest-earning assets	46	75	—		121

Total interest and dividend income	35,824	19,385	(1,795)		53,414
Interest expense:
Deposits	6,019	1,190	(278)		6,931
FHLB advances/repurchase agreements	3,276	4,390	(1,798)		5,868
Subordinated debt	338	—	—		338

Total interest expense	9,633	5,580	(2,076)		13,137
Net interest income before provision for loan losses	26,191	13,805	281	(2)	40,277
Provision for loan losses	2,896	1,019	—		3,915

Net interest income after provision for loan losses	23,295	12,786	281		36,362
Noninterest income:
Service fees	4,935	1,880	—		6,815
Wealth management fees	1,975	—	—		1,975
Increase in cash surrender value of bank-owned life insurance	284	368	—		652
Net gain on sales of securities	273	—	—		273
Mortgage banking fees	1,893	—	—		1,893
Net loss on derivatives	(358)	—	—		(358)
Impairment loss on securities	(123)	—	—		(123)
Other income (loss)	(162)	209	—		47

Total noninterest income	8,717	2,457	—		11,174
Noninterest expenses:
Salaries and employee benefits	15,868	6,885	—		22,753
Occupancy and equipment	5,480	2,192	—		7,672
Computer and electronic banking services	3,738	1,682	—		5,420
Outside professional services	1,309	670	—		1,979
Marketing and advertising	705	577	—		1,282
Supplies	442	103	—		545
FDIC deposit insurance and regulatory assessment	933	339	—		1,272
Other	2,178	558	584	(2)	3,320

Total noninterest expenses	30,653	13,006	584	(3)	44,243
Income before income taxes	1,359	2,237	(303	) (2)	3,293
Income tax expense	241	676	(103	) (2)	814

Net income	$1,118	$1,561	$(200)		$2,479

Earnings per share:
Basic	$0.11	$0.47			$0.20
Diluted	$0.11	$0.46			$0.20
Weighted average shares outstanding:
Basic	9,730,797	3,306,817	(768,588)		12,269,026	(5)
Diluted	9,755,692	3,358,195	(819,966)		12,293,921	(5)

(1)	Assumes that the acquisition of Newport Bancorp was completed as of the beginning of the period presented utilizing the acquisition method of accounting. Estimated fair value adjustments for investment securities, loans, core deposit intangible, time deposits, borrowed funds and repurchase agreement were determined by the management of SI Financial and Newport Bancorp. The resulting premiums and discounts for purposes of the unaudited combined condensed consolidated pro forma financial data, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income over the estimated remaining lives of the respective assets and liabilities.
(2)	The following table summarizes the estimated full year impact of the amortization (accretion) of the non-credit related acquisition accounting adjustments on the pro forma statement of income (in thousands).

Category	Premium/ (Discounts)	Estimated Life in Years	Amortization (Accretion) Method	Amortization (Accretion)
				Year Ended December 31, 2013
Loans	$4,035	5.0	EY	$895
Investment securities	2,532	3.0	SL	844
Core deposit intangible	3,211	10.0	SD	525
Time deposits	(840)	4.0	EY	(251)
FHLB advances	(4,153)	3.0	EY	(1,629)
Repurchase agreement	(139)	1.0	SL	—

EY	- effective yield method
SL	- straight line method
SD	- sum-of-the years digit method

The following table summarizes the estimated impact of the amortization (accretion) of the acquisition accounting adjustments made in connection with the merger on SI Financial’s results of operations for the years following the merger assuming such transaction was effected on January 1, 2012 (in thousands).

Amounts for the Years Ended December 31,	Amortization of Intangibles	Net Amortization (Accretion)	Net Decrease in Income Before Taxes
2012	$584	$(281)	$(303)
2013	525	(141)	(384)
2014	467	596	(1,063)
2015	408	741	(1,149)
2016	350	520	(870)
thereafter	877	—	(877)

The income tax adjustment is based upon total pre-tax acquisition accounting adjustments and a 34.0% effective tax rate.

(3)

Noninterest expenses also do not include one-time merger and integration expenses which will be expensed against income and which are accounted for as balance sheet adjustments to cash and equity in these pro forma financial statements. Those amounts, on an after-tax basis, total $8.4 million. In determining the fair value of the assets acquired in this transaction, remaining costs of $6.2 million to be incurred by Newport Bancorp are deducted from Newport Bancorp’s total equity in determining the fair value of assets acquired and are not included in the pro forma income statement adjustments. In addition, SI Financial will incur approximately $1.7 million, on an after-tax basis, in total transaction costs as a result of the proposed merger. Through March 31, 2013, transaction costs of $684,000 and $530,000 have been recognized by SI Financial and Newport Bancorp, respectively. All of SI Financial’s total transaction costs are expected to be incurred during the year ending December 31, 2013. A summary of SI Financial’s transaction costs is as follows (in thousands):

Professional fees	$1,258
Merger related compensation and benefits	10
Other merger related expenses	975

Estimated pre-tax transaction costs	2,243
Less related tax benefit	509

Estimated transaction costs, net of taxes	$1,734

Professional fees include investment banking, legal, accounting and other professional fees and expenses associated with the merger transaction. Merger related compensation and benefits include employee outplacement services. Other merger related expenses include marketing, printing, integration, contract termination costs and other expenses. The foregoing estimates may be refined subsequent to the completion of the merger.

(4)	Basic and diluted weighted average common shares outstanding were determined by adding the number of shares issuable to Newport Bancorp’s shareholders to SI Financial’s historical weighted average basic and diluted outstanding common shares and reflect 51,776 incremental diluted shares of SI Financial as a result of pro forma income as compared to its historical loss for the quarter ended March 31, 2013. The stock consideration paid to acquire Newport Bancorp consists of the issuance of 2,572,269 shares of SI Financial’s common stock based upon the fixed exchange rate of 1.5129 established in the merger agreement on 50% of 3,400,448 common shares of Newport Bancorp outstanding. The share amounts above reflect the impact related to the retirement of unallocated shares utilized to terminate the Newport Federal’s employee stock ownership plan.
(5)	Basic and diluted weighted average common shares outstanding were determined by adding the number of shares issuable to Newport Bancorp’s shareholders to SI Financial’s historical weighted average basic and diluted outstanding common shares. The stock consideration paid to acquire Newport Bancorp consists of the issuance of 2,538,229 shares of SI Financial’s common stock based upon the fixed exchange rate of 1.5129 established in the merger agreement on 50% of 3,355,448 common shares of Newport Bancorp outstanding. The share amounts above reflect the impact related to the retirement of unallocated shares utilized to terminate the Newport Federal’s employee stock ownership plan.

DESCRIPTION OF SI FINANCIAL CAPITAL STOCK

The following summary describes the material terms of SI Financial’s capital stock and is subject to, and qualified by, SI Financial’s articles of incorporation and bylaws and Maryland law. See “Where You Can Find More Information” as to how to obtain a copy of SI Financial’s articles of incorporation and bylaws.

General

SI Financial is authorized to issue 35,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. At [Record Date], 10,111,757 shares of common stock were outstanding. At that date, no shares of preferred stock were outstanding.

Common Stock

Dividends. The holders of common stock of SI Financial are entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available for dividends, after payment of all dividends on preferred stock, if any is outstanding. SI Financial is not subject to regulatory restrictions on the payment of dividends. However, its ability to pay dividends may depend, in part, upon dividends it receives from Savings Institute. Applicable regulations limit dividends and other distributions by Savings Institute.

Voting Rights. The holders of common stock of SI Financial possess exclusive voting rights. They elect SI Financial’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share on all matters presented to shareholders. SI Financial’s articles of incorporation provide that record owners of SI Financial’s common stock who beneficially own, either directly or indirectly, more than 10% of SI Financial’s outstanding shares are not entitled to vote the shares held in excess of that 10% limit. Holders of common stock are not entitled to accumulate their votes in the election of directors. If SI Financial issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. Upon liquidation, dissolution or winding up of SI Financial, holders of common stock are entitled to receive all of the assets of SI Financial available for distribution after payment or provision for payment of all its debts and liabilities. If SI Financial issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of SI Financial’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

SI Financial’s articles of incorporation authorizes its board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, powers, preferences, dividend rates and rights as the board of directors may from time to time determine. The issuance of preferred stock with voting, dividend, liquidation and conversion rights could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The Transfer Agent and Registrar for SI Financial’s common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Restrictions on Ownership

Federal Reserve Board Regulations. Federal Reserve Board regulations provide that for a period of three years following January 12, 2011, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of the equity securities of SI Financial without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of the equity securities of SI Financial without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The acquisition of 10% or more of the outstanding common stock of SI Financial may trigger provisions of the Bank Holding Company Act, the Change in Bank Control Act of 1978, the Federal Reserve Board’s Regulation Y and Office of the Comptroller of the Currency regulations. The Federal Reserve Board and Office of the Comptroller of the Currency also require persons who at any time intend to acquire control of a federally-chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board and the Office of the Comptroller of the Currency.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Federal Reserve Board and Office of the Comptroller of the Currency regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Federal Reserve Board and the Office of the Comptroller of the Currency to disapprove a proposed acquisition on certain specified grounds.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of SI Financial are currently governed by SI Financial’s articles of incorporation, bylaws and Maryland General Corporation Law. The rights of shareholders of Newport Bancorp are currently governed by Newport Bancorp’s articles of incorporation, bylaws and applicable provisions of the Maryland General Corporation Law. If the merger is completed, Newport Bancorp shareholders will become SI Financial shareholders and their rights will likewise be governed by SI Financial’s articles of incorporation and bylaws and Maryland General Corporation Law.

The following is a summary of the material differences between the rights of a Newport Bancorp shareholder and the rights of a SI Financial shareholder. This summary is not a complete statement of the differences between the rights of Newport Bancorp shareholders and the rights of SI Financial shareholders and is qualified in its entirety by reference to the articles of incorporation and bylaws of each corporation. Copies of SI Financial’s articles of incorporation and bylaws are on file with the SEC and are available on written request addressed to Laurie L. Gervais, Corporate Secretary, SI Financial Group, Inc., 803 Main Street, Willimantic, Connecticut 06226. Copies of Newport Bancorp’s articles of incorporation and bylaws are on file with the SEC and are available upon written request addressed to Judy Tucker, Corporate Secretary, Newport Bancorp, Inc., 100 Bellevue Avenue, Newport, Rhode Island 02840.

Authorized Stock
SI Financial	Newport Bancorp

•   The SI Financial articles of incorporation authorize 36,000,000 shares of capital stock, consisting of 35,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock per share, par value $0.01 per share.

•   The Newport Bancorp articles of incorporation authorize 20,000,000 shares of capital stock, consisting of 19,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock per share, par value $0.01 per share.

Authorized Stock
SI Financial	Newport Bancorp

• As of [Record Date], there were 10,111,757 shares of SI Financial common stock issued and outstanding.	• As of [Record Date], there were 3,544,722 shares of Newport Bancorp common stock issued and outstanding.

• As of [Record Date], there were no shares of SI Financial preferred stock issued and outstanding.	• As of [Record Date], there were no shares of Newport Bancorp preferred stock issued and outstanding.

Voting Rights
SI Financial	Newport Bancorp
• There is no cumulative voting by shareholders of any class or series in the election of directors.	• Same.
• Each share of common stock has one vote. Beneficial owners of 10% or more of SI Financial’s outstanding shares are not entitled to vote the shares in owns in excess of that 10% limit.	• Same.

Preemptive Rights
SI Financial	Newport Bancorp
• No holder of any stock has any preemptive rights to subscribe for or purchase any stock other than such as the Board of Directors, in its sole discretion, may determine, if any.	• Same.

Required Vote for Authorization of Certain Actions
SI Financial	Newport Bancorp

•    Under Maryland law, a two-thirds vote is generally required for approval of mergers, consolidations, share exchange or certain transfers of all or substantially all of the assets of a corporation not in the ordinary course of business, unless otherwise provided in a company’s articles of incorporation. SI Financial’s articles of incorporation provide that such transactions can be approved by the affirmative vote of the holders of a majority of the total shares outstanding.

• Same.

Required Vote for Authorization of Business Combinations with Interested Shareholders
SI Financial	Newport Bancorp
• SI Financial’s articles of incorporation do not contain any additional provisions regarding transactions with interested shareholders.

•   Newport Bancorp’s articles of incorporation provides that certain transactions (including, a merger, consolidation, a sale of certain assets equaling or exceeding 25% or more of Newport Bancorp’s assets, a transfer or issuance of securities having a value of at least 25% of Newport Bancorp’s common stock the securities, the adoption of certain plans of liquidation or dissolution or certain reclassifications of Newport Bancorp’s securities or recapitalization of Newport Bancorp) involving and any person who beneficially owns at least 10% of the corporation’s stock and such persons, affiliates or associates (an “interested shareholder”). Such a business combination must be:

•   approved by the affirmative vote of at least 80% of the voting power of all outstanding shares of voting stock unless, among other things,

•   the business combination is approved by a majority of the members of the Board of Directors who are “disinterested directors,” and

•   the common shareholders receive a price generally equal to the higher of the “fair market value” of the common stock and the highest price paid by the interested shareholders for any shares of common stock.

Dividends
SI Financial	Newport Bancorp
• Holders of common stock are entitled, when declared by the Board of Directors, to receive dividends out of legally available funds.	• Same.

Shareholders’ Meetings
SI Financial	Newport Bancorp

•   Notice of a meeting must be delivered and, in the case of a special meeting, a description of its purpose, no fewer than 10 days and no more than 90 days before the meeting to each shareholder entitled to vote.

• Same.

•   The chairman of the board, president, two-thirds of the board of directors or the secretary, upon the written request of the holders of not less than a majority of all shares outstanding and entitled to vote at the meeting, may call a special meeting.

•   The chairman of the board, the president, a majority of the board of directors or the secretary, upon the written request of the holders of not less than a majority of all shares outstanding and entitled to vote at the meeting, may call a special meeting.

• For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 90 days nor less than 10 days before the meeting.	• Same.

•   To nominate a director or propose new business, shareholders must give written notice to the secretary not less than 90 days before the meeting. However, if less than 100 days’ notice of the meeting is provided, written notice of the nomination or shareholder proposal must be delivered to the secretary not later than 10 days following the date notice of the meeting was mailed to shareholders or public disclosure was made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

• Same.

Action by Shareholders Without a Meeting
SI Financial	Newport Bancorp
• SI Financial’s governing documents are silent on the rights of shareholders to conduct a vote in the absence of a meeting.	• Same.

Board of Directors
SI Financial	Newport Bancorp

•   The bylaws provide that the number of directors may be fixed from time to time by vote of the Board of Directors pursuant to the bylaws, but shall never be less than the minimum number permitted by Maryland General Corporate Law.

• The bylaws provide that the number of directors shall be between five and 15.

• The Board of Directors is divided into three classes as equal as possible and approximately one-third of the directors are elected at each meeting.	• Same.

•   Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors. Any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

• Vacancies on the board of directors will be filled by a majority of the remaining directors. Any director elected to fill a vacancy shall hold office only until the next annual meeting.

•   Any director or the entire Board of Directors may be removed, at any time, but only for cause and only by the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.

•   Any director or the entire Board of Directors may be removed, at any time, but only for cause and only by the affirmative vote of the holders of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Amendment of the Bylaws
SI Financial	Newport Bancorp
• The bylaws may be amended or repealed either by the approval of a majority of the board of directors or by the vote of 75% of the outstanding shares entitled to vote.	• The bylaws may be amended or repealed by a majority vote of the board of directors.

Amendment of the Articles of Incorporation
SI Financial	Newport Bancorp
• The articles of incorporation may be amended upon a majority vote of the outstanding shares of capital stock entitled to vote.	• Same.

•   Article Sixth (Limitation of Voting on Common Stock), Article Seventh (Classification of Directors); Article Eighth (Amendment of Bylaws and Directors Liability) and Article Tenth (Amendment of Articles of Incorporation) of the articles of incorporation may only be amended upon the approval of the affirmative vote of the holders of not less than 75% of the issued and outstanding shares of capital stock entitled to vote.

•   The affirmative vote of the holders of 80% or more of the combined voting power of the then outstanding voting stock shall be required to amend portions of Articles Fifth (Limitation of Voting Common Stock), Seventh (Classification and Removal of Directors), Eighth (Amendment of Governing Instruments and Provisions Regarding Business Judgment Considerations in a Change in Control) and Ninth (Approval of Interested Transactions) of the articles of incorporation.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After completion of the merger, the board of directors of SI Financial will consist of all the current directors of SI Financial plus Mr. McCarthy and two additional directors from Newport Bancorp. Mr. McCarthy and the additional directors also will join the board of directors of Savings Institute. For information regarding Mr. McCarthy, see “Annual Meeting of Newport Bancorp Shareholders—Proposal No. 4—Election of Directors.”

For information regarding the current directors of SI Financial, executive compensation and relationships and related transactions, see “Annual Meeting of SI Financial Shareholders – Proposal No. 4 – Election of Directors” and portions of SI Financial’s Annual Report on Form 10-K, which is incorporated by reference in this proxy statement/prospectus.

Management

The executive officers of SI Financial and Savings Institute will not change as a result of the merger.

Operations

While there can be no assurance as to the achievement of business and financial goals, SI Financial currently expects to achieve cost savings equal to approximately 34% of Newport Bancorp’s current annualized non-interest expenses through the elimination of redundant senior management and back-office staffing and other operating efficiencies (such as the elimination of duplicative data processing services). SI Financial expects to achieve most of these savings in the first full year following the merger. See “A Warning About Forward-Looking Statements.”

CORPORATE GOVERNANCE AND BOARD MATTERS OF SI FINANCIAL

Director Independence

SI Financial’s board of directors currently consists of seven members, all of whom are independent under the listing standards of The NASDAQ Stock Market, except for Rheo A. Brouillard, who is President and Chief Executive Officer of SI Financial and Savings Institute. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between SI Financial and its directors that are not required to be disclosed under the heading “Other Information Relating to Directors and Executive Officers of SI Financial –Transactions with Related Persons,” including loans or lines of credit that the Bank has directly or indirectly made to directors Mark D. Alliod, Roger Engle, Robert O. Gillard and Henry P. Hinckley.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance board independence and oversight. Moreover, the separation of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to better focus on his responsibilities of running SI Financial, enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Henry P. Hinckley serves as Chairman of the Board of Directors. Mr. Hinckley is independent under the listing requirements of The NASDAQ Stock Market.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks SI Financial faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing SI Financial. Senior management attends the board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of SI Financial’s management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Committees of the Board of Directors

The following table identifies SI Financial’s standing committees and their members as of March 13, 2013. All members of each committee are independent in accordance with the listing requirements of The NASDAQ Stock Market. Each committee operates under a written charter that is approved by the board of directors that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Governance Documents portion of the Investor Relations section of SI Financial’s Web site (www.mysifi.com).

Director	Audit and Risk Committee		Compensation Committee		Nominating and Corporate Governance Committee
Mark D. Alliod	X	*	X		X
Rheo A. Brouillard
Roger Engle	X		X	*	X
Donna M. Evan			X		X	*
Michael R. Garvey	X
Robert O. Gillard	X
Henry P. Hinckley			X		X
Number of meetings in 2012	4		7		5

*	Chairperson

Audit and Risk Committee. The Audit and Risk Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The committee also receives and reviews the reports and findings and other information presented to them by SI Financial’s officers regarding financial reporting policies and practices. The Audit and Risk Committee selects the independent registered public accounting firm and meets with them to discuss the results of the annual audit and any related matters. The board of directors has determined that Mr. Alliod is an “audit committee financial expert” under the rules of the Securities and Exchange Commission. Mr. Alliod is independent under the listing standards of The NASDAQ Stock Market applicable to audit committee members.

Compensation Committee. The Compensation Committee approves the compensation objectives for SI Financial and the Savings Institute, establishes the compensation for the President and Chief Executive Officer and other executives and establishes personnel policies. The Compensation Committee reviews all components of compensation including base salary, bonus, equity compensation, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship and how all elements, in the aggregate, comprise the executives’ total compensation package. The Chief Executive Officer makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other officers. Those recommendations consider the objectives of the compensation philosophy and the range of compensation programs authorized by the Compensation Committee. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full board of directors. The Compensation Committee also assists the board of directors in evaluating potential candidates for executive positions.

Consistent with applicable Securities and Exchange Commission disclosure requirements, we have assessed our compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on SI Financial. The Compensation Committee assessed SI Financial’s executive and broad-based compensation and benefits to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control and the support of the programs and their risks to Company strategy. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to SI Financial as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage significant risks; are compatible with effective internal controls; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

The Compensation Committee, in conjunction with the Nominating and Corporate Governance Committee, considers the appropriate levels and form of director compensation and makes recommendations to the board of directors regarding director compensation.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee takes a leadership role in shaping governance policies and practices, including recommending to the board of directors the corporate governance policies and guidelines applicable to SI Financial and monitoring compliance with these policies and guidelines. In addition, the Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board the director nominees for election at the next annual meeting of stockholders. It recommends director candidates for each committee for appointment by the Board.

Minimum Qualifications. The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the board of directors. A candidate must meet the eligibility requirements set forth in SI Financial’s bylaws, which include an age limitation and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the board of directors, the Nominating and Corporate Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

•	contributions to the range of talent, skill and expertise appropriate for the Board;

•

financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;

•	familiarity with SI Financial’s market area and participation in and ties to local businesses and local civic, charitable and religious organizations;

•	personal and professional integrity, honesty and reputation;

•	the ability to represent the best interests of the stockholders of SI Financial and the best interests of the institution;

•	the ability to devote sufficient time and energy to the performance of his or her duties;

•	independence under applicable Securities and Exchange Commission and listing definitions; and

•	current equity holdings in SI Financial.

The Committee will also consider any other factors it deems relevant, including age, size of the board of directors and regulatory disclosure obligations. Further, when identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

In addition, before nominating an existing director for re-election to the board of directors, the Nominating and Corporate Governance Committee will consider and review an existing director’s Board and Committee attendance and performance; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The Nominating and Corporate Governance Committee adheres to the following process when it identifies and evaluates individuals to be nominated for election to the board of directors:

For purposes of identifying nominees for the board of directors, the Nominating and Corporate Governance Committee relies on personal contacts of the Committee members and other members of the board of directors, as well as its knowledge of members of Savings Institute’s local communities. The Nominating and Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating and Corporate Governance Committee has not previously used an independent search firm in identifying nominees.

In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the board of directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating and Corporate Governance Committee will conduct a check of the individual’s background and interview the candidate.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating and Corporate Governance Committee of the board of directors of SI Financial to consider director candidates recommended by stockholders who appear to be qualified to serve on SI Financial’s board of directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the board of directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the board of directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee’s resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating and Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairperson of the Nominating and Corporate Governance Committee, care of the Corporate Secretary, at the main office of SI Financial:

1.	The name of the person recommended as a director candidate;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	As to the stockholder making the recommendation, the name and address, as they appear on SI Financial’s books, of such stockholder; provided, however, that if the stockholder is not a registered holder of SI Financial’s common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of SI Financial’s common stock; and

5.	A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at SI Financial’s annual meeting of stockholders, the recommendation must be received by the Nominating and Corporate Governance Committee at least 120 calendar days before the date SI Financial’s proxy statement was released to stockholders in connection with the previous year’s annual meeting, advanced by one year.

Directors’ Compensation

The following table provides the compensation received by individuals who served as non-employee directors of SI Financial during 2012. The table excludes perquisites, which did not exceed $10,000 in the aggregate, for each director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark D. Alliod	$34,000	$33,030	$—	$3,309	$149	$70,488
Roger Engle	37,200	33,030	—	—	90	70,320
Donna M. Evan	35,200	33,030	—	—	90	68,320
Michael R. Garvey	33,200	33,030	—	—	120	66,350
Robert O. Gillard	34,000	33,030	—	7,382	90	74,502
Henry P. Hinckley	47,600	55,050	—	—	150	102,800

(1)	Reflects the aggregate grant date fair value of the granting of 1,500 shares of restricted stock and 1,500 performance shares (2,500 shares of restricted stock and 2,500 performance shares for Mr. Hinckley) computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 – Share Based Payment (“ASC 718”), based on a per share value of $11.01, which represented SI Financial’s stock price on the date of grant. See footnote 1 under “Stock Ownership of SI Financial” for the number of unvested shares of restricted stock and performance awards held in trust under SI Financial’s Equity Incentive Plans for each director at December 31, 2012.
(2)	As of December 31, 2012, Messrs. Alliod, Engle, Gillard and Ms. Evan each held stock options to purchase 17,962 shares of SI Financial’s common stock, Mr. Garvey held stock options to purchase 8,981 shares of SI Financial’s common stock and Mr. Hinckley held stock options to purchase 22,452 shares of SI Financial’s common stock.
(3)	Reflects the above market earnings on the deferred fee arrangements between Savings Institute and Messrs. Alliod and Gillard. Under the terms of the arrangements, Messrs. Alliod and Gillard defer a portion of their director fees.
(4)	Reflects dividends paid on unvested restricted stock awards.

Cash Retainer and Meeting Fees for Non-Employee Directors. The following table sets forth the applicable retainers and fees to be paid to non-employee directors for their service on Savings Institute’s and SI Financial’s board of directors during 2013.

Quarterly Retainer (for service on SI Financial’s board of directors)	$2,000
Monthly Retainer (for service on Savings Institute’s board of directors)	1,000
Monthly Retainer for Savings Institute’s Chairman of the Board	2,000
Fee per Board or Committee Meeting	400

Board and Committee Meetings

During the year ended December 31, 2012, the board of directors of SI Financial and the Savings Institute held 13 and 12 meetings, respectively. No director attended fewer than 75% of the meetings of the board of directors and Board committees on which they served in 2012.

Director Attendance at Annual Meeting of Shareholders

While SI Financial has no formal policy on director attendance at annual meetings of shareholders, directors are encouraged to attend. Each of the directors attended the 2012 annual meeting of shareholders.

COMPENSATION DISCUSSION AND ANALYSIS OF SI FINANCIAL

Overview

The following discussion describes our decision making process and philosophy for compensating our named executive officers in 2012. This discussion also describes the material components of each named executive officer’s total compensation package and details the reasoning behind the compensation decisions made in 2012. This discussion should be read together with the compensation tables for our named executive officers that can be found in the “Executive Compensation” section of below.

Our 2012 named executive officers were Rheo A. Brouillard—President/Chief Executive Officer, Brian J. Hull – Chief Operating Officer/Chief Financial Officer/Treasurer, David T. Weston – Senior Trust Officer, Michael J. Moran – Senior Credit Officer and Laurie L. Gervais – Director, Human Resources/Corporate Secretary.

Executive Summary

It is the intent of the Compensation Committee to provide our named executive officers with a market competitive compensation package that promotes the achievement of our strategic objectives and maximizes stockholder value without encouraging excessive risk taking.

Fiscal Year 2012 Performance

In 2012, we began to realize the positive results from the investments that we have made in staff and infrastructure. Some of our highlights include:

•	An increase of $89.3 million in our commercial loan portfolio, which represented 60.2% of total loans at December 31, 2012;

•	Increased residential mortgage loan originations, many of which were sold in the secondary market, which resulted in an increase in our non-interest income that supplemented our net interest income;

•	Improved asset quality as non-performing loans decreased from $10.6 million at December 31, 2011 to $7.7 million at December 31, 2012; and

•

An increased focus on improving operating efficiencies, with the sale of SI Trust Servicing and the closing of our New London, Connecticut branch office, which while negatively affecting earnings in the short-term, will reduce expenses in the long-term.

Fiscal 2012 Compensation Decisions

We believe our 2012 executive compensation program for our named executive officers was consistent with the objectives of our compensation philosophy and with our performance. The compensation actions taken by our Compensation Committee and our Board of Directors are summarized below:

•

Base Salary. During fiscal 2012, our named executive officers received no adjustments to their base salaries. In September 2012, we engaged McLagan, an independent compensation consultant, to conduct a review of our executive compensation program as compared to our peers. The 2012 review concluded that base salaries for the majority of our named executive officers were 17% below the median level of our peer group. See “Benchmarking and Peer Group Analysis” for a list of the companies in our 2012 peer group. In connection with each named executive officer’s 2012 performance review and in light of the peer group data provided by McLagan, the Compensation Committee approved base salary increases of between 2% and 9% for our named executive officers (other than our Chief Executive Officer) and an increase in base pay of 11.9% for our Chief Executive Officer. Effective March 1, 2013, base pay for our named executive officers is as follows:

Rheo Brouillard	$375,000
Brian Hull	240,000
David Weston	167,000
Michael Moran Laurie Gervais	165,000 160,000

We believe current base salary levels for our named executive officers are consistent with our stated pay positioning strategy. See “Base Salary.”

•

Annual Short-term Cash Based Incentive Opportunities. As a result of our financial performance in 2012, our named executive officers earned payouts under our 2012 Pay-for-Performance Plan (“2012 PFP”). See “Short-Term Cash-Based Incentive Compensation” for information on the terms and conditions of the 2012 PFP. See also “Executive Compensation—Summary Compensation Table” for the payouts made to our named executive officers under the 2012 PFP.

•

Executive Agreements. SI Financial renewed the Two-Year Change in Control Agreements for Messrs. Weston and Moran and Ms. Gervais through September 30, 2014, unless otherwise extended or terminated in accordance with the terms of the agreements. In addition, SI Financial and Savings Institute extended the term of the Three-Year Employment Agreements with Messrs. Brouillard and Hull through September 30, 2015, unless otherwise extended or terminated in accordance with the terms of the agreements. We believe the current management team will position SI Financial for continued growth and success and the employment and change in control agreements provide our named executive officers with financial security and SI Financial with management stability.

•

Equity Awards. In 2012, equity compensation continued to be an important component of the overall compensation package for our named executive officers. The grant of equity awards reflects our pay for performance approach, goal to align our executives with shareholders. See “Executive Compensation – Grants of Plan-Based Awards” for specific information on 2012 equity awards.

Compensation Philosophy

We have designed a compensation and benefits program for our named executive officers that is focused on motivating and retaining talented executives that can help us build our franchise and enhance long-term stockholder value. More specifically, our program is designed to accomplish the following objectives:

•	Align the interests of our named executive officers with the interests of stockholders in the creation of long-term stockholder value;

•	Tie annual cash incentives to the achievement of measurable corporate and individual performance;

•	Reward executives for enhancing long-term stockholder value;

•	Balance rewards for the achievement of both short-term and long-term SI Financial objectives and ensure sound risk management; and

•	Encourage ownership of SI Financial common stock.

Management and the Compensation Committee of the Board of Directors work together to ensure that executives are held accountable and rewarded for delivering superior performance and enhanced stockholder returns.

Elements of Our Compensation and Benefits Program

To achieve our objectives we have structured a compensation and benefits program that provides our named executive officers with the following:

•	Competitive Base Pay;

•	Short-term Cash-Based Incentives;

•	Long-term Equity Incentives;

•	Retirement Benefits; and

•	Employment/Change in Control Agreements.

The elements of a named executive officer’s total compensation package will vary depending upon the executive’s job position and responsibilities with SI Financial and Savings Institute.

Role of Compensation Committee

The Compensation Committee reviews all of the elements of compensation for our named executive officers annually to ensure we are competitive in the market place and that the mix of benefits accurately reflects our compensation philosophy. The Committee operates under a written charter that establishes the Compensation Committee’s responsibilities. The Compensation Committee and Board of Directors review the charter annually to ensure that the scope of the charter is consistent with the Compensation Committee’s role. Under the charter, the Compensation Committee is charged with general responsibility for the oversight and administration of our compensation program. The charter also authorizes the Compensation Committee to engage consultants and other professionals without management approval to the extent deemed necessary to discharge its responsibilities.

Role of Management

The chief executive officer develops recommendations regarding the appropriate mix and level of compensation for the other named executive officers. The recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee.

The chief executive officer meets with the Compensation Committee to discuss the recommendations. The chief executive officer also provides input on his own compensation. However, he does not participate in Committee discussions or the review of Committee documents relating to the determination of his compensation.

Role of Compensation Consultant

In 2012, the Compensation Committee retained the services of McLagan to perform a competitive assessment of SI Financial’s executive compensation programs and develop a peer group, with the assistance of our Compensation Committee, which we could use to compare our compensation programs. See “Peer Group” for information on SI Financial’s 2012 peer group.

The McLagan executive compensation review included, but was not limited to, an assessment of SI Financial’s compensation program compared to its peers, recommendations for total cash compensation opportunities (base salary and cash incentives), assessment of perquisites, retirement benefits and bonuses for named executive officers, an assessment of SI Financial’s financial performance relative to its peers, a review of board and committee compensation and equity compensation. The executive compensation review provided the Compensation Committee with a broad array of information from which to assess the effectiveness of our compensation programs and serve as a foundation for compensation decisions. A representative from McLagan attended two Compensation Committee meetings during the 2012 fiscal year.

While the Compensation Committee considers input from McLagan when making compensation decisions, the Committee’s final decisions reflect many factors and considerations.

Peer Group

The Compensation Committee considers information about the practices of its peers and other comparable companies, as well as evolving market practices when it makes compensation decisions. The Committee considers the compensation levels and arrangements of similarly situated executives in addition to other factors in connection with its decision making process. Duties, responsibilities and tenure with SI Financial also weigh in on the Committee’s compensation decisions. The peer group noted below was developed by McLagan using objective parameters that reflect banks of similar asset sizes and was approved by the Compensation Committee.

The Compensation Committee reviews SI Financial peer group on an annual basis and updates the peer group as appropriate to ensure that the peer group continues to consist of financial institutions with business models and demographics similar to SI Financial. In 2012, McLagan developed a new peer group for SI Financial that consists of 21 financial institutions located in Connecticut, New York, Massachusetts, Vermont, New Hampshire, and New Jersey with special consideration given to institutions located in Connecticut. The 2012 peer group’s asset size ranged between $600 million and $2 billion, positioning us at approximately the 39th percentile of our peer group.

Company	Total Assets MRQ ($000)
Rockville Financial Inc.	$1,928,399
Canandaigua National Corp.	1,848,371
First Connecticut Bancorp, Inc.	1,687,431
United Financial Bancorp	1,653,626
Enterprise Bancorp Inc.	1,615,082
Merchants Bancshares Inc.	1,601,765
Alliance Financial Corp.	1,422,838
Westfield Financial Inc.	1,318,633
Chemung Financial Corp.	1,267,459

Company	Total Assets MRQ ($000)
Hingham Institution for Savings	1,159,005
New Hampshire Thrift Bancshares	1,141,875
Cape Bancorp Inc.	1,048,310
Ocean Shore Holding Co.	1,026,273
Evans Bancorp Inc.	778,122
BSB Bancorp Inc.	755,371
Oneida Financial Corp.	676,274
Patriot National Bancorp Inc.	644,267
Hampden Bancorp Inc.	615,957
Chicopee Bancorp Inc.	604,866
Salisbury Bancorp Inc.	600,857
Naugatuck Valley Financial Corporation	557,962

Base Salary

Our goal is to provide our executive officers with base salaries that are competitive, that reflect their tenure and individual experience and that are consistent with their individual performance. The Compensation Committee has established base salary ranges for each named executive officer using the median base salaries paid to similarly situated executives in our peer group as a target. See “Executive Compensation – Summary Compensation Table” for the base salaries paid to our named executive officers in 2012.

Short-Term Cash-Based Incentive Compensation

Our named executive officers are eligible to receive annual cash incentive compensation awards through our Pay-for-Performance Program (“PFP”). The program provides for quarterly and annual payouts for some participants; however, our named executive officers are only eligible for annual cash incentives. The Compensation Committee, in conjunction with the Asset Liability Committee, establishes the performance goals for each of our named executive officers on an annual basis, focusing on performance measures that are critical to our growth. The 2012 PFP targeted three performance measures: (1) return on average assets, (2) noninterest expenses, and (3) earnings per share. The Committee assigns a weighting to each goal. In 2012, the highest weighting was assigned to earnings per share 40%, while noninterest expenses and return on average assets each were assigned a 30% weighting. In addition, each goal is assigned a target level with maximum and threshold performance levels set approximately 10% above and below the target, respectively. The threshold, target and maximum levels are then linked to an incentive opportunity that is calculated based on the midpoint of each executive’s pay grade and position. The 2012 incentive pay opportunities for our president and chief executive officer ranged from 25% of base salary at the threshold level, 37.5% at the target and 50% at the maximum level and for our other named executive officers the opportunities ranged from 20% of base salary at the threshold level, 30% at the target level and 40% at the maximum level. To be eligible to receive a 2012 PFP payout, plan participants must be employed by Savings Institute as of the payment date of the award. However, the Compensation Committee, in its sole discretion, may pay awards on a pro rata basis if the named executive officers are not employed as of the payment date due to retirement or disability. Before awards are distributed under the 2012 PFP, our president and chief executive officer certifies that all of the other named executive officers have met the goals set forth on their performance profile sheets. The Compensation Committee certifies to the president and chief executive officer’s achievement of his stated goals. The actual 2012 PFP payouts varied based on the achievement of the stated SI Financial performance goals. See “Executive Compensation—Summary Compensation Table” for details on PFP awards earned in 2012. See also “Executive Compensation—Grant of Plan-Based Awards” for additional information on the threshold, target and maximum levels for the 2012 PFP.

2012 PFP Payouts

The following charts set forth the 2012 PFP payouts made to each of our named executive officers, as well as the Compensation Committee’s assessment of the executive in relation to Savings Institute’s achievement of the noted performance measures. The charts list each performance measure and the weight given to each measure. The charts also illustrates the threshold, target and maximum levels for measuring the performance and the weight given to the achievement at each level and provides information on Savings Institute’s actual performance under the noted measures and the corresponding payout.

Rheo A. Brouillard

	Performance Goals							Payment Range as a Percentage of Midpoint Base Salary			Actual Achievement
Bank Measure	Weight	Threshold		Target		Maximum		Threshold	Target	Maximum	Actual Performance		Actual Payout
Return on Average Assets	30.0%	30.7	bp	34.1	bp	37.5	bp	$27,013	$40,520	$54,026	11.83	bp
Noninterest Expenses	30.0	$33,671		$30,610		$27,549		27,013	40,520	54,026	$30,178
Earnings Per Share	40.0	$0.28		$0.33		$0.39		36,017	54,026	72,035	$0.11

Total	100.0%												$40,520

Brian J. Hull

	Performance Goals							Payment Range as a Percentage of Midpoint Base Salary			Actual Achievement
Bank Measure	Weight	Threshold		Target		Maximum		Threshold	Target	Maximum	Actual Performance		Actual Payout
Return on Average Assets	30.0%	30.7	bp	34.1	bp	37.5	bp	$15,133	$22,700	$30,266	11.83	bp
Noninterest Expenses	30.0	$33,671		$30,610		$27,549		15,133	22,700	30,266	$30,178
Earnings Per Share	40.0	$0.28		$0.33		$0.39		20,177	30,266	40,355	$0.11

Total	100.0%												$22,700

David T. Weston, Michael J. Moran and Laurie L. Gervais

	Performance Goals							Payment Range as a Percentage of Midpoint Base Salary			Actual Achievement
Bank Measure	Weight	Threshold		Target		Maximum		Threshold	Target	Maximum	Actual Performance		Actual Payout
Return on Average Assets	30.0%	30.7	bp	34.1	bp	37.5	bp	$8,976	$13,465	$17,952	11.83	bp
Noninterest Expenses	30.0	$33,671		$30,610		$27,549		8,976	13,465	17,952	$30,178
Earnings Per Share	40.0	$0.28		$0.33		$0.39		11,968	17,952	23,937	$0.11

Total	100.0%												$13,465

Long-Term Equity Incentives

Our named executive officers currently participate in our 2005 Equity Incentive Plan and the 2012 Equity Incentive Plan. The Compensation Committee has developed a long-term incentive program that utilizes our equity incentive plans to align the interests of our named executive officers with our stockholders and focuses our executives on long-term sustained performance through the grant of stock options, restricted stock and performance awards. Equity awards granted under the 2005 Equity Incentive Plan to Messrs. Brouillard, Hull and Moran and Ms. Gervais are fully vested. Mr. Weston was granted an equity award under the 2005 Equity

Incentive Plan in March 2009 which vests ratably over a five-year period and will be fully vested in 2014. In October 2012, our Compensation Committee utilized our new 2012 Equity Incentive Plan to award each of our named executive officers a stock option that vests ratably over a five-year period commencing on October 24, 2013, a restricted stock award that vests ratably over a four-year period commencing on October 24, 2013 and a performance award that vests upon the attainment of certain performance goals relating to annual growth in tangible book value and the average closing price of SI Financial’s common stock over a four-year period commencing on February 26, 2014. Any performance shares that do not vest on a particular vesting date due to the failure to achieve the performance standard will vest on the next scheduled vesting date if the tangible book value per share of Company common stock equals or exceeds that which it was on the grant date of the award. See “Executive Compensation – Grants of Plan Based Awards” for specific information on equity awards made to our named executive officers in 2012.

Stock Compensation Grant and Award Practices; Timing Issues

The Compensation Committee considers whether to make stock option grants and/or award other forms of equity on an annual basis based on the shares available under SI Financial’s Equity Incentive Plans. The Compensation Committee’s process with respect to the determination of grant dates or the stock option exercise prices is made after carefully considering the timing of earnings releases and/or other material nonpublic information to ensure that there is no manipulation of the market to the executive’s benefit. The Compensation Committee’s decisions are reviewed and ratified by the full Board of Directors. SI Financial never times the release of material nonpublic information to affect the value of executive compensation. In general, the release of such information reflects established timetables for the disclosure of material nonpublic information such as earnings reports or, with respect to other events reportable under federal securities laws, the applicable requirements of such laws with respect to timing of disclosure. In accordance with SI Financial’s Equity Incentive Plans, options are granted at an exercise price equal to the closing price of our common stock on the Nasdaq Stock Market on the date of grant.

Retirement Benefits

All of our named executive officers participate in Savings Institute’s qualified retirement plans available to all employees, including Savings Institute’s ESOP and 401(k) Plan. In addition to the tax-qualified plans, Savings Institute maintains non-qualified supplemental retirement arrangements with certain of its named executive officers. The agreements provide retirement benefits based on a fixed percentage of each executive’s three highest years of compensation. Savings Institute also maintains a nonqualified supplemental plan for its chief executive officer to make up for the potential shortfall in his retirement benefits attributable to the limitations that reduce benefits for highly compensated executives under tax-qualified retirement plans. The Committee reviews these programs on an annual basis to ensure that they are consistent with prevailing market practices, our overall executive compensation philosophy and are cost effective to Savings Institute. See “Executive Compensation—Non-Qualified Plans” for details on these programs.

Our retirement plans and arrangements are consistent with the arrangements provided to senior executive officers in the banking industry and assist us in attracting and retaining top talent by providing executives with financial security in retirement.

Employment/Change in Control Agreements

We recognize that an important consideration in our ability to attract and retain key personnel is our ability to minimize the impact on our management team of the possible disruption associated with our analysis of strategic opportunities. Accordingly, we believe that it is in the best interest of SI Financial and its stockholders to provide our key personnel with reasonable financial arrangements in the event of termination of employment. In addition, the use of such arrangements by our competitors necessarily influences our use of such arrangements to maintain our ability to attract and retain key personnel. We currently maintain employment agreements with our chief executive officer and our chief operating and financial officer and change in control agreements with our other named executive officers. See “Executive Compensation—Employment and Change in Control Agreements” for the details of these arrangements. The employment agreements provide for a three-year term and the change in control agreements provide for a two-year term. The agreements may be renewed annually for an additional year so that the term remains fixed at three years for the employment agreements and two years for the change in control agreements. The Compensation Committee’s decision to extend the term of an agreement with a named executive officer is discretionary and reflects the Committee’s evaluation of the executive’s role in SI Financial and Savings Institute and his or her overall job performance.

Perquisites

We provide our named executive officers with reasonable perquisites to further their ability to promote the business interests of SI Financial in our markets and to reflect competitive practices for similarly situated officers employed by our peers. The perquisites are reviewed periodically and adjusted as necessary.

Tax and Accounting Considerations

We consider the tax consequences of our compensation and benefit arrangements (to the individual and to SI Financial) in making design decisions on the plans. Specifically, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code which provides that SI Financial may not deduct compensation of more than $1.0 million if paid to certain individuals unless such compensation is “performance-based.” The Company does not consider base salary and the grant of options and stock under the Equity Incentive Plan to be performance-based compensation and, therefore, such compensation would not be deductible to SI Financial to the extent it exceeds $1.0 million. However, in 2012, no such compensation exceeded $1.0 million for any named executive officer.

Stock Ownership Guidelines

We have not adopted formal stock ownership requirements for our named executive officers. As a practical matter, our officers and directors are expected to hold a meaningful interest in our stock.

Risk Assessment

At the direction of the Compensation Committee, SI Financial has reviewed its compensation and benefit programs to determine if the programs create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to Company strategy. The results of the risk assessment concluded that our compensation policies and practices do not encourage excessive risk-taking; are compatible with effective internal controls and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

EXECUTIVE COMPENSATION OF SI FINANCIAL

Summary Compensation Table. The following table provides information concerning total compensation earned or paid to the principal executive officer, principal financial officer and the three other most highly compensated executive officers of SI Financial who served in such capacities at December 31, 2012. These five officers are referred to as the named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Stock Awards ($)(2)	Non-equity Incentive Plan Compensation($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)		All Other Compensation ($)(4)	Total ($)

Rheo A. Brouillard President and Chief Executive Officer	2012 2011 2010	$335,000 333,269 320,192	$138,850 41,060 22,880	$440,400 — —	$40,520 47,273 90,486	$	— 375,970 141,350	$32,612 23,739 26,051	$987,382 821,311 600,959

Brian J. Hull Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer	2012 2011 2010	225,500 220,029 207,404	111,080 30,795 11,440	275,250 — —	22,700 22,070 42,243		34,300 119,855 197,659	26,558 16,901 18,122	695,388 409,650 476,868

David T. Weston Senior Vice President, Senior Trust Officer	2012 2011 2010	161,000 160,135 154,962	60,169 18,505 11,440	55,050 — —	13,465 15,709 30,068		— — —	15,494 11,595 11,117	305,178 205,944 207,587

Michael J. Moran Senior Vice President, Senior Credit Officer	2012 2011 2010	151,460 150,647 145,789	55,540 20,530 11,440	55,050 — —	13,465 15,709 30,068		15,781 46,762 43,064	21,950 18,015 18,180	313,246 251,663 248,541

Laurie L. Gervais Senior Vice President, Director Human Resources	2012 2011 2010	150,000 148,789 140,750	83,310 20,530 11,440	220,200 — —	13,465 15,709 30,068		— 154,581 86,598	15,779 11,894 11,036	482,754 351,503 279,892

(1)	Reflects the aggregate grant date fair value for stock options granted during the year computed in accordance with FASB ASC 718. The amounts were based upon a fair value using the Black-Scholes option pricing model of $4.629 for Mr. Weston with respect to 1,000 stock options and $2.777 for 20,000 stock options and $2.777 for all of the other named executive officers. For information on the assumptions used to compute the fair value, see note 11 of the notes to the consolidated financial statements. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value estimated above.
(2)	These amounts reflect the aggregate grant date fair value for outstanding restricted stock awards and performance awards granted during the year indicated, computed in accordance with FASB ASC 718. The amounts were calculated assuming that all performance conditions have been satisfied and based on SI Financial’s stock price as of the date of grant, which was $11.01.
(3)	The present value of the benefits payable to Mr. Brouillard and Ms. Gervais under the Savings Institute Executive Supplemental Retirement Plan decreased by $190,262 and $57,557, respectively, for 2012 due to changes in actuarial assumptions regarding future eligible compensation under the plans.

(4)	Details of the amounts reported in the “All Other Compensation” column for 2012 are provided in the following table. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each named executive officer.

	Mr. Brouillard	Mr. Hull	Mr. Weston	Mr. Moran	Ms. Gervais
Employer matching contributions to 401(k) Plan	$7,350	$7,427	$5,301	$5,014	$4,971
Fair market value of allocations under the ESOP	12,934	12,807	9,111	8,618	8,543
Economic benefit of employer-paid premiums for split- dollar life insurance agreements	11,128	4,327	690	8,168	1,665
Dividends paid on unvested restricted stock awards	1,200	750	392	150	600
Disability premium	—	1,247	—	—	—

Employment and Change in Control Agreements

SI Financial and Savings Institute maintain employment agreements with Messrs. Brouillard and Hull. The employment agreements provide for a base salary and, among other things, participation in discretionary bonuses or other incentive compensation provided to senior management, and participation in stock benefit plans and other fringe benefits applicable to executive personnel. In connection with each executive’s annual review, the Board of Directors may renew the agreements for an additional year so that the remaining term will be three years. The Board of Directors has renewed the employment agreements through September 30, 2015.

The employment agreements with Messrs. Brouillard and Hull also contain a restrictive covenant that would subject the executives to a one year non-competition agreement if they terminate their employment for good reason (as defined in the agreement) or they are terminated without cause (as defined in the agreement).

Savings Institute maintains change in control agreements with Messrs. Weston and Moran and Ms. Gervais. The agreements provide each executive with cash severance and the continuation of certain benefits if their employment is terminated in connection with a change in control. In connection with each executive’s annual review, the Board of Directors may renew the agreements for an additional year so that the remaining term will be two years. The Board of Directors has renewed the change in control agreements through September 30, 2014.

See “Potential Post-Termination Benefits” for a discussion of the benefits and payments Messrs. Brouillard, Hull, Weston and Moran and Ms. Gervais may receive under their agreements upon termination of employment.

Grants of Plan-Based Awards

The following table provides information concerning awards granted to the named executive officers during the year ended December 31, 2012.

Name	Grant Date	Estimate Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Number of Shares of Stock or Units		Number of Securities Underlying Options (2)	Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold	Target	Maximum
Rheo A. Brouillard	—	$90,043	$135,066	$180,087	—		—	$—	$—
	10/24/2012						50,000	11.01	138,850
	10/24/2012				20,000	(4)	—	—	220,200
	10/24/2012				20,000	(5)	—	—	220,200
Brian J. Hull	—	50,443	75,666	100,887	—		—	—	—
	10/24/2012						40,000	11.01	111,080
	10/24/2012				12,500	(4)	—	—	137,625
	10/24/2012				12,500	(5)	—	—	137,625
David T. Weston	—	29,920	44,882	59,841	—		—	—	—
	03/21/2012						1,000	11.20	4,629
	10/24/2012						20,000	11.01	55,540
	10/24/2012				2,500	(4)	—	—	27,525
	10/24/2012				2,500	(5)	—	—	27,525
Michael J. Moran	—	29,920	44,882	59,841	—		—	—	—
	10/24/2012						20,000	11.01	55,540
	10/24/2012				2,500	(4)	—	—	27,525
	10/24/2012				2,500	(5)	—	—	27,525
Laurie L. Gervais	—	29,920	44,882	59,841	—		—	—	—
	10/24/2012						30,000	11.01	83,310
	10/24/2012				10,000	(4)	—	—	110,100
	10/24/2012				10,000	(5)	—	—	110,100

(1)	These columns illustrate the possible payouts for each named executive officer under the 2012 Pay-for-Performance Program.
(2)	Vest in five equal annual installments beginning on the first anniversary of the date of grant.
(3)	Sets forth the grant date fair value of stock awards computed in accordance with FASB ASC 718. The grant date fair value of all stock awards is equal to the number of awards multiplied by $11.01, the closing price for SI Financial’s common stock on the date of grant. With respect to the performance awards, the calculations assume that all performance conditions have been satisfied. Also reflects the aggregate grant date fair value for stock options granted during the year computed in accordance with FASB ASC 718. The amounts were based upon a fair value of each option using the Black-Scholes option pricing model of $4.629 for Mr. Weston with respect to 1,000 stock options and $2.777 for 20,000 stock options and $2.777 for each of the other named executive officers.
(4)	Stock awards vest in four equal annual installments commencing on the first anniversary of the date of grant.
(5)	The performance stock awards vest in four equal annual installments commencing on February 26, 2014 and in each case is subject to continued employment with SI Financial and the achievement of certain performance metrics. If such performance metrics have not been satisfied as of such dates, the awards may vest on a subsequent vesting date if the tangible book value of SI Financial’s common stock on that date equals or exceeds the value on the grant date. All unvested award shares after the fourth vesting date will be forfeited.

Pay-for-Performance Program

Our 2012 Pay-for-Performance Program was designed to reward employees for their contribution towards our success. Our named executive officers received payouts under this program based on SI Financial’s achievement of specific financial performance measures. See “Compensation Discussion and Analysis” for a detailed discussed of the 2012 Pay-for-Performance Program. See “Summary Compensation Table” for the actual 2012 payouts.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning options and stock awards that have not vested as of December 31, 2012 for each named executive officer.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options exercisable (#)(1)	Number of securities underlying unexercised options unexercisable (#)(1)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(2)
Rheo A. Brouillard	89,810	—	$11.25	05/17/2015	—		$—
	3,592	5,389	5.68	02/24/2020	—		—
	2,000	8,000	9.40	02/16/2021	—		—
	—	50,000	11.01	10/24/2022	—		—
	—	—	—	—	20,000	(3)	230,000
	—	—	—	—	20,000	(4)	230,000
Brian J. Hull	35,924	—	11.25	05/17/2015	—		—
	1,796	2,694	5.68	02/24/2020	—		—
	1,500	6,000	9.40	02/16/2021	—		—
	—	40,000	11.01	10/24/2022	—		—
	—	—	—	—	12,500	(3)	143,750
	—	—	—	—	12,500	(4)	143,750
David T. Weston	8,981	—	11.25	05/17/2015	—		—
	1,796	2,694	5.68	02/24/2020	—		—
	1,000	4,000	9.50	09/21/2021	—		—
	—	1,000	11.20	03/21/2022	—		—
	—	20,000	11.01	10/24/2022	—		—
	—	—	—	—	2,500	(3)	28,750
	—	—	—	—	2,500	(4)	28,750
	—	—	—	—	1,796	(5)	20,654
Michael J. Moran	24,249	—	11.25	05/17/2015	—		—
	1,796	2,694	5.68	02/24/2020	—		—
	1,000	4,000	9.40	02/16/2021	—		—
	—	20,000	11.01	10/24/2022	—		—
	—	—	—	—	2,500	(3)	28,750
	—	—	—	—	2,500	(4)	28,750
Laurie L. Gervais	24,249	—	11.25	05/17/2015	—		—
	1,796	2,694	5.68	02/24/2020	—		—
	1,000	4,000	9.40	02/16/2021	—		—
	—	30,000	11.01	10/24/2022	—		—
	—	—	—	—	10,000	(3)	115,000
	—	—	—	—	10,000	(4)	115,000

(1)	All stock options granted vest in five equal annual installments commencing on the first anniversary of the date of grant.
(2)	Based on $11.50 per share, the closing price of SI Financial’s common stock on December 31, 2012.
(3)	Stock awards vest in four annual installments commencing on the first anniversary of the date of grant.
(4)	The performance stock award vests in four equal annual installments commencing on February 26, 2014 and in each case is subject to continued employment with SI Financial and the achievement of certain performance metrics. If such performance metrics have not been satisfied as of such dates, the awards may vest on a subsequent vesting date if the tangible book value of SI Financial’s common stock on that date equals or exceeds the value on the grant date. All unvested award shares after the fourth vesting date will be forfeited.
(5)	Stock awards vest in five annual installments commencing on the first anniversary of the date of grant.

Stock Vested

The following table provides information concerning the vesting of stock awards for each named executive officer, on an aggregate basis, during the year ended December 31, 2012. No stock options were exercised during the year ended December 31, 2012.

Stock Awards
Name	Number of shares acquired on vesting	Value realized on vesting
Rheo A. Brouillard	—	$—
Brian J. Hull	—	—
David T. Weston	898	10,022	(1)
Michael J. Moran	—	—
Laurie L. Gervais	—	—

(1)	Based upon SI Financial’s closing stock price of $11.16 on March 19, 2012.

Pension Benefits

The following table presents an estimation of the present value of the pension benefits payable to each named executive officer at December 31, 2012. Mr. Weston has not entered into an executive retirement supplemental arrangement or any other defined benefit pension arrangement with SI Financial or Savings Institute.

Name	Plan Name	Present Value of Accumulated Benefit ($)(1)
Rheo A. Brouillard	Savings Institute Executive Supplemental Retirement Plan	$2,171,980
Brian J. Hull	Savings Institute Executive Supplemental Retirement Plan	1,314,015
Michael J. Moran	Savings Institute Executive Supplemental Retirement Plan	880,517
Laurie L. Gervais	Savings Institute Executive Supplemental Retirement Plan	975,891

(1)	The present value has been calculated assuming the named executive officer will remain in service until Normal Retirement Age (as defined in the plan) without a reduction in benefits. The accumulated benefit is calculated in accordance with FASB ASC Topic 710 – Compensation and Topic 715 – Compensation – Retirement Benefits, using a 6.00% discount rate.

Executive Supplemental Retirement Plan. Savings Institute maintains an executive supplemental retirement plan arrangement for Messrs. Brouillard, Hull and Moran and Ms. Gervais. Each executive is entitled to a retirement benefit based on a fixed percentage of his or her highest three years compensation for the calendar years preceding his or her termination of employment. Benefits are payable upon the earlier of an executive’s termination of employment (other than for cause) at or after attaining age 65, or on the date when the sum of the executive’s years of service and age total 80 for Messrs. Brouillard and Moran and Ms. Gervais or 78 for Mr. Hull. If an executive terminates employment before satisfaction of these requirements, he or she may receive an early retirement benefit that would be adjusted by 2% for each point by which the sum of his or her age and years of service is less than 80 for Messrs. Brouillard and Moran and Ms. Gervais or 78 for Mr. Hull. Executives may elect to receive their plan benefits in a single life annuity with 15 guaranteed annual payments or a lump sum equal to the actuarial equivalent of the annuity payment. See “Potential Post-Termination Benefits” for a description of the benefits provided under the supplemental executive retirement plan arrangements.

Split-Dollar Life Insurance Agreements. Savings Institute maintains individual split-dollar life insurance agreements with Messrs. Brouillard and Hull to encourage the officers to continue to render high quality service to Savings Institute in exchange for financial protection for their beneficiaries if they die. The death benefits provided under the split-dollar life insurance agreements are funded through bank-owned life insurance policies. Savings Institute pays all of the life insurance premiums. See “Potential Post-Termination Benefits” for a description of the benefits provided under the agreements.

Nonqualified Deferred Compensation Plan

The following table provides information with respect to the Savings Institute Bank and Trust Company Supplemental Executive Retirement Plan (“SERP”). Only Mr. Brouillard participates in the SERP.

Name	Plan Name	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Balance at Last Fiscal Year End ($)
Rheo A. Brouillard	Supplemental Executive Retirement Plan	$13,002	$4,737	$73,239

(1)	Represents dividends paid and stock price appreciation with respect to shares and Company common stock credited to Mr. Brouillard in fiscal 2012 under the terms of the SERP.

Supplemental Executive Retirement Plan. Savings Institute maintains a supplemental executive retirement plan that provides restorative payments to executives designated by the Board of Directors who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula and the full matching contribution under the 401(k) Plan. Savings Institute’s Board of Directors has designated Mr. Brouillard to participate in the plan. The restorative payments under the plan consist of payments in lieu of shares that cannot be allocated to the participant’s account under the ESOP and payments for employer matching contributions that cannot be allocated under the 401(k) Plan due to the legal limitations imposed on tax-qualified plans. The benefits under the plan will be paid to Mr. Brouillard at the same time benefits are paid under the ESOP and 401(k) Plan. See “Potential Post-Termination Benefits” for a description of the benefits provided under the plan.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. If a named executive officer is terminated for cause, he or she will receive his or her base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided. All unvested stock options and restricted stock awarded to the named executive officers under the Equity Incentive Plans would be forfeited upon termination for cause.

All benefits credited to Mr. Brouillard under the supplemental executive retirement plan are non-forfeitable and therefore payable to him if he is terminated for cause.

Payments Made Upon Termination without Cause or for Good Reason. Under the terms of the employment agreements with Messrs. Brouillard and Hull, if SI Financial or Savings Institute elects to terminate Messrs. Brouillard or Hull for reasons other than for cause, or if Messrs. Brouillard or Hull resign for good reason (as defined below), the executives (or, in the event of death, their beneficiaries) are entitled to a lump sum severance payment equal to the base salary payments due for the remaining term of the employment agreement, along with all contributions that would have been made on behalf of the executive during the remaining term of the agreement pursuant to any of SI Financial or Savings Institute sponsored-employee benefit plan. In addition, Savings Institute or SI Financial would continue and/or pay for each executive’s life, medical, disability and dental coverage for the remaining term of the employment agreement.

“Good Reason” means the material breach of the agreement by Savings Institute or SI Financial, including: (1) a material change to the executive’s responsibilities or authority; (2) assignment to executive of duties of a non-executive nature or duties for which he is not reasonably equipped by his skills or experience; (3) the failure to nominate or renominate the executive to the Board of Directors of Savings Institute or SI Financial; (4) a reduction in salary or benefits; (5) termination or material reduction of incentive and benefits plans, programs or arrangements; (6) relocation of executive’s principal business office by more than twenty-five miles; or (7) the liquidation or dissolution of SI Financial or Savings Institute.

If Messrs. Weston or Moran or Ms. Gervais are terminated without cause or for good reason, each would retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

All benefits credited to Mr. Brouillard under the supplemental executive retirement plan are non-forfeitable and therefore payable to him if he is terminated for good reason or without cause.

All unvested stock options and restricted stock awarded under the Equity Incentive Plans to named executive officers would be forfeited upon termination without cause or for good reason.

Payments Made Upon Disability. Under the employment agreements with Messrs. Brouillard and Hull, if they become disabled and their employment is terminated, they will be entitled to disability pay equal to 100% of their bi-weekly base salary in effect at the date of termination. They would continue to receive disability payments until the earlier of: (1) the date they return to full employment with us; (2) their death; or (3) age 65. All disability payments would be reduced by the amount of any benefits payable under our disability plans. In addition, Messrs. Brouillard and Hull would continue to be covered to the greatest extent possible under all benefit plans in which they participated before their disability as if they were actively employed by us.

If Mr. Weston, Mr. Moran or Ms. Gervais becomes disabled and his or her employment is terminated, each will be entitled to benefits payable under our disability plans.

All benefits credited to Mr. Brouillard under the supplemental executive retirement plan are non-forfeitable and therefore payable to him if he becomes disabled and his employment is terminated.

Under the terms of the supplemental executive retirement plan arrangements, if an executive becomes disabled, Savings Institute will transfer funds to a contingent liability trust equal to its accrued plan liability for the executive as of the date of the disability. When the accrued liability balance is transferred, Savings Institute’s obligation ends and a bank-owned disability policy from MassMutual Life Insurance Company covering the executive makes payments to the Contingent Liability Trust during the disability period.

Upon termination due to disability, outstanding stock options granted pursuant to the Equity Incentive Plans vest and remain exercisable until the earlier of one year from the date of termination of employment due to disability or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest upon termination of employment due to disability.

Payments Made Upon Death. Under their employment agreements, Messrs. Brouillard’s and Hull’s estates are entitled to receive the compensation due to them through the end of the month in which their death occurs.

Messrs. Weston’s or Moran’s or Ms. Gervais’ estate is entitled to receive compensation due to him or her through the date of his or her death.

All benefits credited to Mr. Brouillard under the supplemental executive retirement plan are non-forfeitable and therefore payable to his beneficiary if he dies.

Under the terms of the supplemental executive retirement plan arrangements, should an executive die while employed with Savings Institute or after the payments have begun, the executive’s designated beneficiary will receive the balance in the executive’s plan liability account on the date of death in a lump sum cash payment.

Pursuant to the split-dollar life insurance agreements with Messrs. Brouillard and Hull, if an executive dies following his termination of employment, the death benefit provided under his split-dollar life insurance agreement is determined in accordance with the methodology set forth in his agreement. The death benefit will not exceed the excess of the net-at-risk amount under the policies for the inactive officer provided, however, that the death benefit provided to a beneficiary of an inactive officer will be reduced to three times the officer’s compensation (as defined in the agreement), if, as of the officer’s death, the officer had an irrevocable election to receive a lump sum distribution of his benefits (if any) payable under the executive supplemental retirement plan agreement.

Upon termination of employment due to death, outstanding stock options granted pursuant to the Equity Incentive Plans vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted under the plans also vest upon death.

Payments Made Upon a Change in Control. Messrs. Brouillard’s and Hull’s employment agreements provide that in the event of a change in control followed by voluntary termination of employment (upon circumstances discussed in the agreement) or involuntary termination of employment for reasons other than cause, the executives receive a severance payment equal to 2.99 times the average of each executive’s five preceding taxable years’ annual compensation (“base amount”). For this calculation, annual compensation will include all taxable income plus any retirement contributions or benefits made or accrued during the period. In addition, Messrs. Brouillard and Hull will also receive the contributions they would have received under our retirement programs for a period of thirty-six months, as well as health, life, dental and disability coverage for that same time period. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the “base amount” constitute “excess parachute payments.” Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. The executives’ employment agreements provide that if the total value of the benefits provided and payments made to them in connection with a change in control, either under their employment agreements alone or together with other payments and benefits that they have the right to receive from SI Financial and Savings Institute, exceed three times their base amount (“280G Limit”), their severance payment will be reduced or revised so that the aggregate payments do not exceed their 280G Limit.

The change in control agreements with Messrs. Weston and Moran and Ms. Gervais provide that if, following a change in control, the officer’s employment is terminated without cause or he or she voluntarily terminates employment for good reason, he or she will be entitled to a severance payment equal to two times the average of his or her annual compensation over the five calendar years preceding the change in control, plus coverage under Savings Institute’s health and welfare plans for twenty-four months. The terms “change in control” and “good reason” are defined in the change in control agreement. The change in control agreements provide that the total value of the benefits provided and payments made may not exceed his or her 280G Limit and that to avoid such a result the severance payment would be reduced.

Under the terms of the executive supplemental retirement plan agreements, if a participant terminates employment in connection with a change in control (as defined in the plan), the participant will be entitled to a lump sum cash amount specified in the executive’s plan agreement payable within 30 days of the participant’s termination of employment. Payments made under the agreements upon a change in control may be categorized as parachute payments and, therefore, count towards each executive’s 280G Limit.

Under the terms of the ESOP, upon a change in control (as defined in the plan), the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds will be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under the ESOP are not categorized as parachute payments and, therefore, do not count towards each executive’s 280G Limit.

In addition to providing for benefits lost under the ESOP and 401(k) Plan as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. The supplemental benefit is equal to the benefit the participants would have received under the ESOP had the participants remained employed throughout the term of the plan’s acquisition loan, less the benefits actually provided. All benefits received under this plan count towards the participant’s 280G Limit.

In the event of a change in control of SI Financial or Savings Institute, outstanding stock options granted pursuant to the Equity Incentive Plans vest and, if the option holder is terminated other than for cause within twelve months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted to these officers under the plans also vest upon a change in control. The value of the accelerated options and restricted stock grants count towards an executive’s 280G Limit.

Potential Post-Termination Benefits Tables. The amount of compensation payable to each named executive officer upon termination for cause, termination without cause or for good reason, a change in control followed by termination of employment, disability, death and retirement is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus, include amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The amounts do not include the executive’s account balances in Savings Institute’s tax-qualified retirement plans to which each executive has a non-forfeitable interest. The amounts shown relating to unvested options and restricted stock awards are based on the fair market value of SI Financial’s common stock on December 31, 2012, which was $11.50. The actual amounts to be paid out can only be determined at the time of such executive’s separation from SI Financial.

The following table provides the amount of compensation payable to Mr. Brouillard for each of the situations listed below.

	Payments Due Upon
	Termination For Cause	Termination Without Cause or for Good Reason	Disability (1)	Death	Retirement	Change in Control with Termination of Employment
Cash payment	$—	$921,250	$942,916	$—	$—	$1,245,445
Health and welfare benefits	—	47,663	105,436	—	—	51,996	(2)
401(k) Plan matching contribution and ESOP benefit	—	42,595	—	—	—	—
Executive supplemental retirement plan benefit	—	2,413,309	1,900,988	1,900,988	2,171,980	2,413,309
Income attributable to accelerated value of stock options	—	72,658	72,658	72,658	—	72,658
Income recognized upon vesting of restricted stock	—	460,000	460,000	460,000		460,000
Split-dollar benefit	—	—	—	2,206,000	—	—
Supplemental executive retirement plan benefit	73,239	73,239	73,239	73,239	73,239	73,239

Total payment	$73,239	$4,030,714	$3,555,237	$4,712,885	$2,245,219	$4,316,647	(3)

(1)	Disability payment equals the executive’s base salary as of his termination date assuming coverage is continued until executive reaches 65 years of age.
(2)	Reflects the value of coverage under Savings Institute’s life, medical, health and dental insurance programs for a period of 36 months following a change in control.
(3)	Mr. Brouillard’s employment agreement provides that in the event of a change in control followed by voluntary termination of employment (upon circumstances discussed in the agreement) or involuntary termination of employment for reasons other than cause, his severance payment cannot exceed 2.99 times the average of his five preceding taxable years’ annual compensation (280G Limit). If a change in control had occurred on December 31, 2012, the amount shown would have been reduced by $822,000 to reflect Mr. Brouillard’s 280G limit. See “Potential Post-Termination Benefits – Payments Made Upon a Change in Control.”

The following table provides the amount of compensation payable to Mr. Hull for each of the situations listed below.

	Payments Due Upon
	Termination For Cause	Termination Without Cause or for Good Reason	Disability (1)	Death	Retirement	Change in Control with Termination of Employment
Cash payment	$—	$620,125	$456,000	$—	$—	$762,891
Health and welfare benefits	—	47,663	207,984	—	—	51,996	(2)
401(k) Plan matching contribution and ESOP benefit	—	42,181	—	—	—	—
Executive supplemental retirement plan benefit	—	1,516,169	1,283,066	385,689	1,314,015	1,516,169
Income attributable accelerated value of stock options	—	47,879	47,879	47,879	—	47,879
Income recognized upon vesting of restricted stock	—	287,500	287,500	287,500		287,500
Split-dollar benefit	—	—	—	1,617,000	—	—

Total payment	$—	$2,561,517	$2,282,429	$2,338,068	$1,314,015	$2,666,435	(3)

(1)	Disability payment equals the executive’s base salary as of his termination date assuming coverage is continued until executive reaches 65 years of age.
(2)	Reflects the value of coverage under Savings Institute’s life, medical, health and dental insurance programs for a period of 36 months following a change in control.
(3)	Mr. Hull’s employment agreement provides that in the event of a change in control followed by voluntary termination of employment (upon circumstances discussed in the agreement) or involuntary termination of employment for reasons other than cause, his severance payment cannot exceed 2.99 times the average of his five preceding taxable years’ annual compensation (280G Limit). If a change in control had occurred on December 31, 2012, the amount shown would have been reduced by $587,000 to reflect Mr. Hull’s 280G limit. See “Potential Post-Termination Benefits – Payments Made Upon a Change in Control.”

The following table provides the amount of compensation payable to Mr. Weston for each of the situations listed below.

	Payments Due Upon
	Termination For Cause	Disability	Death	Retirement	Change in Control with Termination of Employment
Cash payment	$—	$—	$—	$—	$325,588
Health and welfare benefits (1)	—	—	—	—	34,664
Income attributable to accelerated value of stock options	—	25,479	25,479	—	25,479
Income recognized upon vesting of restricted stock	—	78,154	78,154	—	78,154

Total payment	$—	$103,633	$103,633	$—	$463,885

(1)	Reflects the value of coverage under Savings Institute’s life, medical, health and dental insurance programs for a period of 24 months following a change in control.

The following table provides the amount of compensation payable to Mr. Moran for each of the situations listed below.

	Payments Due Upon
	Termination For Cause	Termination Without Cause or for Good Reason	Disability	Death	Retirement	Change in Control with Termination of Employment
Cash payment	$—	$—	$—	$—	$—	$362,833
Health and welfare benefits (1)
Executive supplemental retirement plan benefit	—	880,517	863,374	206,052	880,517	880,517
Income attributable to accelerated value of stock options	—	—	33,879	33,879	—	33,879
Income recognized upon vesting of restricted stock	—	—	57,500	57,500	—	57,500
Split-dollar benefit	—			1,081,000	—	—

Total payment	$—	$880,517	$954,753	$1,378,431	$880,517	$1,334,729

(1)	Reflects the value of coverage under Savings Institute’s life, medical, health and dental insurance programs for a period of 24 months following a change in control.

The following table provides the amount of compensation payable to Ms. Gervais for each of the situations listed below.

	Payments Due Upon
	Termination For Cause	Termination Without Cause or for Good Reason	Disability	Death	Retirement	Change in Control with Termination of Employment
Cash payment	$—	$—	$—	$—	$—	$331,646
Health and welfare benefits (1)		—	—	—	—	25,232
Executive supplemental retirement plan benefit	—	975,891	855,495	305,694	975,891	1,038,189
Income attributable to accelerated value of stock options	—	—	38,779	38,779	—	38,779
Income recognized upon vesting of restricted stock	—	—	230,000	230,000	—	230,000
Split-dollar benefit	—	—	—	975,000	—	—

Total payment	$—	$975,891	$1,124,274	$1,549,473	$975,891	$1,663,846	(2)

(1)	Reflects the value of coverage under Savings Institute’s life, medical, health and dental insurance programs for a period of 24 months following a change in control.
(2)	Ms. Gervais’ change in control agreement provides that if, following a change in control, Ms. Gervais’ employment is terminated without cause or she voluntarily terminates employment for good reason, she will be entitled to a severance payment equal to two times the average of her annual compensation over the five calendar years preceding the change in control (280G Limit). If a change in control had occurred on December 31, 2012, the amount shown would have been reduced by $190,486 to reflect Ms. Gervais’ 280G limit. See “Potential Post-Termination Benefits – Payments Made Upon a Change in Control.”

COMPENSATION COMMITTEE REPORT OF SI FINANCIAL

The Compensation Committee has reviewed the Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission. Based on such review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement. See “Compensation Discussion and Analysis of SI Financial.”

Compensation Committee of the Board of Directors

of SI Financial Group, Inc.

Roger Engle - Chairperson

Mark D. Alliod

Donna M. Evan

Henry P. Hinckley

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS OF SI FINANCIAL

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires SI Financial’s executive officers and directors, and persons who own more than 10% of any registered class of SI Financial’s equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and shareholders who own greater than 10% of our common stock are required by regulation to furnish SI Financial with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to SI Financial from the individuals required to file the reports, SI Financial believes that each of its executive officers and directors complied with applicable reporting requirements for transactions in SI Financial common stock during 2012.

Policies and Procedures for Approval of Related Persons Transactions

SI Financial maintains a Policy and Procedures Governing Related Persons Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of voting securities of SI Financial, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

•	the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;

•	SI Financial is, will or may be expected to be a participant; and

•	any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

•	any compensation paid to an executive officer of SI Financial if the Compensation Committee of the board of directors approved (or recommended that the board approve) such compensation;

•	any compensation paid to a director of SI Financial if the board or an authorized committee of the board approved such compensation; and

•

any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of SI Financial business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to SI Financial’s employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit and Risk Committee. In determining whether to approve or ratify a related person transaction, the Audit and Risk Committee will consider all relevant factors, including:

•	whether the terms of the proposed transaction are at least as favorable to SI Financial as those that might be achieved with an unaffiliated third party;

•	the size of the transaction and the amount of consideration payable to the related person;

•	the nature of the interest of the related person;

•	whether the transaction may involve a conflict of interest; and

•	whether the transaction involves the provision of goods and services to SI Financial that are available from unaffiliated third parties.

A member of the Audit and Risk Committee who has an interest in the transaction will abstain from voting on the approval of the transaction but may, if so requested by the Chair of the Committee, participate in some or all of the discussion relating to the transaction.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by SI Financial to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by

Savings Institute to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Savings Institute is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Savings Institute to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. All outstanding loans made by Savings Institute to its directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Savings Institute, and did not involve more than the normal risk of collectability or present other unfavorable features.

In accordance with banking regulations, the board of directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Savings Institute’s capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the board of directors. Additionally, pursuant to SI Financial’s Code of Ethics and Business Conduct, all executive officers and directors of SI Financial must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of SI Financial. Such potential conflicts of interest include, but are not limited to, the following: (1) SI Financial conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (2) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or in competition with SI Financial.

STOCK OWNERSHIP OF SI FINANCIAL

The following table provides information as of [Record Date] with respect to persons and entities known to SI Financial to be the beneficial owner of more than 5% of SI Financial’s outstanding common stock. A person or entity may be considered to beneficially own any shares of common stock over which the person or entity has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned		Percent of Common Stock Outstanding
Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	971,295	(1)	9.6%

Savings Institute Bank & Trust Company Employee Stock Ownership Plan 803 Main Street Willimantic, Connecticut 06226	789,749	(2)	7.8%

Lawrence B. Seidman 100 Misty Lane, 1st Floor Parsippany, New Jersey 07054	621,504	(3)	6.1%

Paradigm Capital Management, Inc. Nine Elk Street Albany, New York 12207	581,661	(4)	5.8%

Name and Address	Number of Shares Owned		Percent of Common Stock Outstanding
Castine Capital Management, LLC Paul Magidson One International Place, Suite 2401 Boston, Massachusetts 02110	528,106	(5)	5.2%

(1)	Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2013.
(2)	Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 6, 2013. Under the terms of the plan, participants are entitled to direct the trustee (First Bankers Trust Services Inc.) how to vote all shares of SI Financial common allocated to their accounts. In accordance with the terms of the ESOP and ESOP Trust Agreement, all unallocated shares of SI Financial common stock held by the ESOP and all allocated shares for which no timely voting instructions are received are voted by First Bankers Trust Services in the same proportion as shares for which the trustee received voting instructions from other plan participants, subject to the exercise of its fiduciary duties. As a directed trustee, First Bankers Trust Services votes the shares of SI Financial in accordance with the ESOP Plan and Trust.
(3)	Based on information contained in a Schedule 13D filed with the U.S. Securities and Exchange Commission on June 29, 2011.
(4)	Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 12, 2013. Jonathan S. Vyorst, Senior Vice President of Paradigm Capital Management, has voting and investment control over the shares of SI Financial common stock owned by Paradigm Capital Management.
(5)	Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 14, 2013.

The following table provides information as of April 1, 2013 about the shares of SI Financial common stock that may be considered to be owned by each director, each executive officer named in the Summary Compensation Table and by all directors and executive officers of the Company as a group. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The number of shares beneficially owned by all directors and executive officers as a group totaled 7.4% of our outstanding common stock as of April 1, 2013. Each director and named executive officer owned less than 1.0% of our outstanding common stock as of that date, except for Messrs. Brouillard and Hull who owned 2.1% and 1.2% of our common stock, respectively.

Name	Common Stock (1)	Options Exercisable Within 60 Days	Total
Directors
Mark D. Alliod	12,792 (2)	17,962	30,754
Rheo A. Brouillard	118,454 (3)	99,198	217,652
Roger Engle	19,478 (4)	17,962	37,440
Donna M. Evan	21,961	17,962	39,923
Michael R. Garvey	9,020	8,981	18,001
Robert O. Gillard	24,140 (5)	17,962	42,102
Henry P. Hinckley	20,892	22,452	43,344
Named Executive Officers Who Are Not Also Directors
Laurie L. Gervais	52,837 (6)	28,943	81,780
Brian J. Hull	79,432 (7)	41,618	121,050
Michael J. Moran	31,728	28,943	60,671
David T. Weston	14,702	12,875	27,577
All Directors and Executive Officers as a group (13 persons)	429,870	344,001	773,871

(1)	This column includes the following:

	Unvested Shares of Restricted Stock and Performance Awards Held in Trust	Allocated Shares Held in ESOP Trust	Shares Held in Trust in 401(k) Plan
Mr. Alliod	3,360	—	—
Mr. Brouillard	40,000	6,998	33,017
Mr. Engle	3,000	—	—
Ms. Evan	3,000	—	—
Mr. Garvey	3,180	—	—
Mr. Gillard	3,000	—	—
Mr. Hinckley	5,000	—	—
Ms. Gervais	20,000	4,117	17,496
Mr. Hull	25,000	6,448	17,534
Mr. Moran	5,000	4,596	11,619
Mr. Weston	5,898	4,844	1,274

(2)	Includes 1,212 shares held by Mr. Alliod’s daughter, 250 shares held by the individual retirement account of Mr. Alliod’s daughter and 2,229 shares held by the individual retirement account of Mr. Alliod’s spouse.
(3)	Includes 898 shares held by Mr. Brouillard’s spouse and 2,659 shares held by the individual retirement account of Mr. Brouillard’s spouse.
(4)	Includes 22 shares and 43 shares held in a custodian account for Mr. Engle’s two children, under which Mr. Engle’s spouse has voting and investment power.
(5)	Includes 3,959 shares held by the individual retirement account of Mr. Gillard’s spouse.
(6)	Includes 449 shares held in custodian accounts for each of Ms. Gervais’ two children.
(7)	Includes an aggregate of 898 shares held in custodian accounts for two of Mr. Hull’s children.

INFORMATION ABOUT NEWPORT BANCORP

General

Newport Bancorp, Inc. Newport Bancorp, Inc. is a Maryland chartered company established in March 2006 to become the holding company for Newport Federal Savings Bank, or “Newport Federal”, in connection with Newport Federal’s mutual-to-stock conversion. Newport Bancorp’s business activity is the ownership of Newport Federal’s capital stock and the management of the offering proceeds it retained in connection with Newport Federal’s conversion. Newport Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Newport Federal with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement.

Newport Federal Savings Bank. Newport Federal is a federally chartered savings bank originally founded as a Rhode Island institution in 1888. Newport Federal operates as a community-oriented financial institution offering financial services to consumers and businesses in its market area. Newport Federal attracts deposits from the general public and uses those funds to originate one-to-four family residential mortgage loans, commercial and multi-family residential mortgage loans, equity loans and lines of credit, construction loans, commercial loans and consumer loans. At December 31, 2012, 98.5% of the loans in our portfolio were collateralized by real estate.

In connection with Newport Bancorp’s initial stock offering, in July 2006, Newport Bancorp established and funded the Newportfed Charitable Foundation (the “Foundation”) with shares of Newport Bancorp common stock equal to 7.4% of the shares sold in the stock offering. The Foundation provides funding to support charitable causes and community development activities in the communities served by Newport Bancorp.

Newport Bancorp’s Website and Availability of Securities and Exchange Commission Filing

Newport Bancorp’s internet website address is www.newportfederal.com. Information on Newport Bancorp’s website should not be considered a part of this registration statement on Form S-4. Newport Bancorp makes available free of charge on or through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports filed or furnished pursuant to the Securities and Exchange act of 1934, as soon as reasonably practicable after Newport Bancorp electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

Market Area

Newport Federal is headquartered in Newport, Rhode Island. In addition to its main office located in Newport, Newport Federal operates five full-service branch offices located in Middletown, Wakefield, Westerly and Portsmouth, Rhode Island, and Stonington, Connecticut. Newport Federal considers Newport and Washington Counties, Rhode Island to be its primary market area. The economy in Newport Federal’s market area is primarily oriented to the retail and hospitality industries.

Competition

Newport Federal faces significant competition for the attraction of deposits and origination of loans. Newport Federal’s competition for loans comes primarily from financial institutions and credit unions in its market area.

Newport Federal’s most direct competition for deposits has historically come from the several financial institutions operating in its market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Newport Federal also faces competition for investors’ funds, from money market funds, mutual funds and other corporate and government securities. At June 30, 2012, which is the most recent date for which data is available from the FDIC, Newport Federal held approximately 12.10% of the deposits in Newport County, Rhode Island, and approximately 2.36% of the deposits in Washington County, Rhode Island. In addition, banks owned by large holding companies such as Bank of America, Citizens and Sovereign also operate in Newport Federal’s market area. These institutions are significantly larger than Newport Federal and, therefore, have significantly greater resources.

Newport Federal expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit Newport Federal’s growth in the future.

Lending Activities

General. The largest segment of Newport Federal’s loan portfolio is real estate mortgage loans, primarily one-to-four family residential loans. The other significant segment of Newport Federal’s loan portfolio is commercial and multi-family residential mortgage loans. To a lesser degree, Newport Federal also originates equity loans and lines of credit and construction loans. Newport Federal also offers commercial business loans and consumer loans, which constituted 0.28% and 0.09%, respectively, of total loans at December 31, 2012. Newport Federal originates loans for investment purposes, although Newport Federal occasionally may sell a portion of Newport Federal’s one-to-four family residential loans into the secondary market.

One-to-Four Family Residential Mortgage Loans. Newport Federal’s origination of mortgage loans enables borrowers to purchase or refinance existing homes located in Rhode Island, Southeastern Connecticut and, to a lesser extent, Southeastern Massachusetts, although Newport Federal’s primary lending market is Newport and Washington Counties, Rhode Island.

Newport Federal’s residential lending policies and procedures conform to the secondary market guidelines as Newport Federal occasionally sells qualifying fixed-rate loans into the secondary market. Newport Federal offers fixed-rate mortgage loans with terms of 10 to 30 years, and to a lesser extent, 40 years. Newport Federal also offers adjustable-rate mortgage loans. Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to an initially discounted interest rate and loan fees for multi-year adjustable-rate mortgages (“ARMs”). The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by Newport Federal on the basis of its own pricing criteria and competitive market conditions.

Interest rates and payments on Newport Federal’s adjustable-rate mortgage loans generally adjust annually after an initial fixed period that typically ranges from one to three years. Interest rates and payments on Newport Federal’s adjustable-rate loans generally are adjusted to a rate typically equal to a percentage above the one-year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. Newport Federal does not offer loans with negative amortization and generally does not offer interest-only loans.

Newport Federal generally does not make conventional loans with loan-to-value ratios exceeding 95%. Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance. Newport Federal requires all properties securing first mortgage loans to be appraised by an independent appraiser who is approved by the Board of Directors. Newport Federal generally requires title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Equity Loans and Lines of Credit. Newport Federal offers home equity loans with a maximum combined loan to value ratio of 80% or less. Newport Federal’s home equity lines of credit have adjustable rates of interest that are indexed to the Prime Rate as published by The Wall Street Journal. Home equity loans have fixed interest rates and terms that typically range from five to 15 years, but may have terms as long as 20 years.

Commercial and Multi-Family Residential Mortgage Loans. Newport Federal offers fixed- and adjustable-rate mortgage loans secured by commercial and multi-family real estate. Newport Federal’s commercial and multi-family real estate loans are generally secured by five to ten unit apartment buildings, small office buildings, two to four unit mixed-use retail and residential properties and hospitality establishments. These properties are primarily located in Newport and Washington Counties in Rhode Island, and to a lesser extent other cities and towns in Rhode Island, Connecticut and Massachusetts.

Newport Federal originates a variety of fixed- and adjustable-rate commercial real estate and multi-family real estate loans generally for terms up to 10 years, and to a lesser extent, 20 years. These adjustable-rate loans include loans that adjust based on the five-year FHLB Classic Rate Advance Index, adjustable every five years. Loans are secured by first mortgages, and amounts generally do not exceed 75% of the property’s appraised value.

As of December 31, 2012, Newport Federal’s largest loan secured by commercial real estate was $3.8 million. This loan is secured by retail commercial property and was performing in accordance with its original terms at December 31, 2012.

Construction Loans. Newport Federal originates construction loans for one-to-four family homes and commercial, multi-family and other nonresidential purposes. Newport Federal’s residential construction loans generally provide for the payment of only interest during the construction phase, which is usually six to twelve months. At the end of the construction phase, the loan converts to a permanent mortgage loan. One-to-four family residential construction loans are made with a maximum loan to value ratio of 80% of the market value of the real estate and improvements. Commercial, multi-family and other nonresidential loans can be made with a maximum loan to value ratio of 75% of the upon completion market value of the real estate and improvements. At December 31, 2012, Newport Federal’s largest construction loan was for $1.4 million, of which $982,000 was advanced. This loan was secured by a real property and was performing according to its original terms at December 31, 2012. Construction loans to individuals are generally made on the same terms as Newport Federal’s one-to-four family mortgage loans.

Commercial Business Loans. Newport Federal occasionally offers commercial loans, which are secured by business assets or are unsecured. At December 31, 2012, commercial business loans totaled $998,000, or 0.28% of total loans.

Consumer Loans. Newport Federal offers a variety of consumer and other loans, including auto loans and loans secured by passbook savings or certificate accounts. At December 31, 2012, consumer loans totaled $311,000, or 0.09% of total loans.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While Newport Federal anticipates that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make Newport Federal’s asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-family Residential Mortgage Loans. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential real estate loans. Of primary concern in multi-family and commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, Newport Federal requires borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and commercial real estate loans. In reaching a decision on whether to make a multi-family or commercial real estate loan, Newport Federal considers and reviews a global cash flow analysis of the borrower and considers the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. Newport Federal has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and/or cost overruns. If the estimate of construction costs proves to be inaccurate, Newport Federal may be required to advance funds beyond the amount originally committed to permit completion of the building. Also, Newport Federal may be confronted, at or before the maturity of the loan, with a building having a value that is insufficient to assure full repayment. If Newport Federal is forced to foreclose on such a building before or at completion due to a default, there can be no assurance that Newport Federal will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Business Loans and Consumer Loans. Commercial business loans and consumer loans may entail greater risk than do residential real estate loans, particularly in the case when these loans are unsecured or secured by assets that depreciate rapidly, such as inventory or motor vehicles. In the latter case, repossessed collateral for a defaulted commercial or consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. Occasionally, Newport Federal sells loan that it has originated. The decision to sell loans is based on prevailing market interest rate conditions and interest rate management. Newport Federal did not sell any loans in 2012 or 2011.

From time to time, Newport Federal will purchase whole loans or participation loans to supplement its lending portfolio. Whole loans purchased totaled $541,000 at December 31, 2012. Newport Federal performs its own underwriting analysis on each loan purchased using the same standards used for loans originated.

Loan participations in which Newport Federal is not the lead lender, which are referred to herein as purchased participation loans, totaled $260,000 at December 31, 2012. Loan participations are also subject to the same credit analysis and loan approvals as loans that Newport Federal originates. Newport Federal is permitted to review all of the documentation relating to any loan in which Newport Federal participates. However, as with purchased whole loans, Newport Federal does not service purchased participation loans. Thus, with respect to purchased whole loans and purchased participation loans, Newport Federal is subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

Loan Approval Procedures and Authority. Newport Federal’s lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by the Board of Directors and management. Under such procedures, the President, Chief Lending Officer and Chief Operating Officer have authority to approve secured loans in amounts up to $2.8 million and unsecured loans up to $300,000. Secured loans from $2.8 million to $3.2 million must be approved by four of the following persons: Commercial Loan

Manager, Retail Loan Manager, Chief Lending Officer, President, Chief Operating Officer or one non-employee member of the Board of Directors. Secured loans from $3.2 million to $3.6 million must be approved by a majority of the Executive Committee of the Board of Directors. Unsecured loans over $600,000 and secured loans greater than $3.6 million up to the legal lending limit must be approved by a majority vote of the Board of Directors. Smaller loans may be approved by individual loan officers.

Loans to One Borrower. The maximum amount Newport Federal may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of he Newport Federal’s unimpaired capital and surplus. At December 31, 2012, Newport Federal’s regulatory limit on loans to one borrower was $7.4 million. At that date, Newport Federal’s largest lending relationship was $4.2 million and was secured by real property. This relationship consisted of three construction loans and one commercial real estate loan, each of which was performing in accordance with its original terms at December 31, 2012.

Loan Commitments. Newport Federal issues commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to Newport Federal’s customers. Generally, these loan commitments expire after 60 days.

Investment Activities

Newport Federal has legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, Newport Federal also may invest a portion of its assets in corporate securities and mutual funds. Newport Federal is also required to maintain an investment in Federal Home Loan Bank of Boston stock.

At December 31, 2012, Newport Federal’s investment portfolio consisted of mortgage-backed securities issued by U.S. government-sponsored enterprises, primarily Fannie Mae.

Newport Federal’s investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Newport Federal’s Board of Directors has the overall responsibility for the investment portfolio, including approval of the investment policy. The Chief Executive Officer and Chief Financial Officer are responsible for implementation of the investment policy and monitoring investment performance. Newport Federal’s Board of Directors reviews the status of the investment portfolio on a quarterly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of Newport Federal’s funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. The majority of Newport Federal’s depositors are residents of Rhode Island. Deposits are attracted from within Newport Federal’s market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of deposit accounts, Newport Federal considers the rates offered by Newport Federal’s competition, its liquidity needs, the profitability of such deposits, matching deposit and loan products and customer preferences and concerns. Newport Federal generally reviews the deposit mix and pricing weekly. Newport Federal’s current strategy is to offer competitive rates and to be in the middle of the market for rates on all types of deposit products; however, Newport Federal selectively competes for various certificates of deposit.

In addition to deposit accounts for individuals, Newport Federal offers deposit accounts designed for the businesses operating in Newport Federal’s market area. Newport Federal’s business banking deposit products include commercial checking accounts and money market accounts.

Borrowings. Newport Federal utilizes advances from the Federal Home Loan Bank of Boston to supplement Newport Federal’s investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, Newport Federal is required to own capital stock in the Federal Home Loan Bank and is authorized to apply for advances on the security of such stock and certain of Newport Federal’s mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

Personnel

At December 31, 2012, Newport Federal had 66 full-time employees and 17 part-time employees, none of whom is represented by a collective bargaining unit. Newport Federal believes that its relationship with its employees is good.

Subsidiaries

Newport Bancorp conducts its principal business activities through its wholly-owned subsidiary, Newport Federal. Newport Federal has one wholly-owned subsidiary, NewportFed Investments, Inc., which was established to hold certain investments, consisting primarily of commercial mortgages and loans.

Regulation and Supervision of Newport Bancorp and Newport Federal

General

Newport Federal is examined and supervised by the Office of the Comptroller of the Currency, or the “OCC”, and is subject to examination by the Federal Deposit Insurance Corporation, or the “FDIC”. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. Newport Federal also is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the twelve regional banks in the Federal Home Loan Bank System. Newport Federal is also regulated to a lesser extent by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) governing reserves to be maintained against deposits and other matters. The Office of the Comptroller of the Currency examines Newport Federal and prepares reports for the consideration of its board of directors on any operating deficiencies. Newport Federal’s relationship with its depositors and borrowers is also regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Newport Federal’s mortgage documents.

As a savings and loan holding company, Newport Bancorp is required to comply with the rules and regulations of the Federal Reserve Board and to file certain reports with and is subject to examination by the

Federal Reserve Board. Newport Bancorp is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in these laws or regulations, whether by the FDIC, the OCC, the Federal Reserve Board or Congress, could have a material adverse impact on Newport Bancorp and Newport Federal and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) made extensive changes in the regulation of federal savings banks such as Newport Federal. Under the Dodd-Frank Act, the Office of Thrift Supervision was eliminated and responsibility for the supervision and regulation of federal savings banks has been transferred to the OCC, which is also primarily responsible for the regulation and supervision of national banks. Responsibility for the regulation and supervision of savings and loan holding companies, such as Newport Bancorp was transferred to the Federal Reserve Board, which also supervises bank holding companies. Additionally, a new Consumer Financial Protection Bureau has been established as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau has assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations, a function previously assigned to prudential regulators, and has authority to impose new requirements. However, institutions of less than $10 billion in assets such as Newport Federal continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and are subject to the primary enforcement authority of, their primary regulator rather than the Consumer Financial Protection Bureau. The Dodd-Frank Act also, among other things, changed the base for FDIC insurance assessments, provided for originators of certain securitized loans to retain a percentage of the risk for transferred credits, directed the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contained a number of reforms related to mortgage originations.

Set forth below is a brief description of certain regulatory requirements that are applicable to Newport Bancorp and Newport Federal. The description below is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Newport Bancorp and Newport Federal.

Federal Banking Regulation

Business Activities. A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the OCC. Under these laws and regulations, Newport Federal may invest in mortgage loans secured by residential and nonresidential real estate, commercial business loans and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. Newport Federal also may invest, subject to specified limits, subsidiaries that may engage in activities not otherwise permissible for Newport Federal, including real estate investment and securities and insurance brokerage. The Dodd-Frank Act authorized the payment of interest on commercial checking accounts, effective July 21, 2011.

Capital Requirements. OCC regulations require federal savings banks to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for savings banks receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.

The risk-based capital standard for federal savings banks requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings bank that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the purchaser’s recourse to the savings bank. Newport Federal does not typically engage in asset sales. At December 31, 2012, Newport Federal’s capital exceeded all applicable requirements.

On June 6, 2012, the OCC and the other federal bank regulatory agencies issued a series of proposed rules that would revise their leverage and risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The proposed rules would apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other things, the proposed rules establish a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets) and a higher minimum Tier 1 capital to risk-based assets requirement (6% of risk-weighted assets) and assign higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. The proposed rules also require unrealized gains and losses on certain securities holdings to be included for purposes of calculating regulatory capital requirements. The proposed rules limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of a specified amount of common equity Tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The proposed rules indicated that the final rules would become effective on January 1, 2013, and the changes set forth in the final rules will be phased in from January 1, 2013 through January 1, 2019. However, due to the volume of public comments received, the final rule has been delayed past January 1, 2013.

Loans to One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2012, Newport Federal was in compliance with the loans-to-one-borrower limitations.

Qualified Thrift Lender Test. As a federal savings bank, Newport Federal must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, Newport Federal must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine months of the most recent 12 months. A savings bank that fails the qualified thrift lender test must operate under specified restrictions. The Dodd-Frank Act made noncompliance with the QTL Test potentially subject to agency enforcement action for a violation of law. At December 31, 2012, Newport Federal held 96.9% of its “portfolio assets” in “qualified thrift investments,” and satisfied the QTL Test.

Capital Distributions. OCC regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings bank must file an application for approval of a capital distribution if:

•

the total capital distributions for the applicable calendar year exceed the sum of the savings bank’s net income for that year to date plus the savings bank’s retained net income for the preceding two years;

•	the savings bank would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or OCC imposed condition; or

•	the savings bank is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings bank that is a subsidiary of a holding company must still file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.

The Federal Reserve Board or the OCC may disapprove a notice or application if:

•	the savings bank would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•

the capital distribution would violate a prohibition contained in any statute, regulation, agreement with a federal banking regulatory agency or condition, imposed in connection with an application or notice.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would be undercapitalized.

Liquidity. A federal savings bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.

Community Reinvestment Act and Fair Lending Laws. All savings banks have a responsibility under the Community Reinvestment Act and related regulations of the OCC to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings bank, the OCC is required to assess the association’s record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice. Newport Federal received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings bank’s authority to engage in transactions with its affiliates is limited by federal regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing Regulation W. An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as Newport Federal. Newport Bancorp is an affiliate of Newport Federal. In general, loan transactions between an insured depository institution and its affiliate are subject to certain quantitative and collateral requirements. In this regard, transactions between an insured depository institution and its affiliate are limited to 10% of the institution’s unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates. Collateral in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the insured depository institution. In addition, federal regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. The OCC requires savings banks to maintain detailed records of all transactions with affiliates.

Newport Federal’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features (subject to an exception for bank-wide lending programs available to all employees), and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Newport Federal’s capital. In addition, extensions of credit in excess of certain limits must be approved by Newport Federal’s board of directors. Extensions of credit to executive officers are subject to additional restrictions, including limits on various types of loans.

Enforcement. The OCC has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order, to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The FDIC also has the authority to terminate deposit insurance or to recommend to the OCC that enforcement action be taken with respect to a particular savings institution. If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the OCC is required and authorized to take supervisory actions against undercapitalized savings banks. For this purpose, a savings bank is placed in one of the following five categories based on the savings bank’s capital:

•	well-capitalized – at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital;

•	adequately capitalized – at least 4% leverage capital (3% for savings banks with a composite examination rating of 1), 4% Tier 1 risk-based capital and 8% total risk-based capital;

•	undercapitalized – less than 4% leverage capital (less than 3% for savings banks with a composite examination rating of 1), 4% Tier 1 risk-based capital or 8% total risk-based capital;

•	significantly undercapitalized – less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital; or

•	critically undercapitalized – less than 2% tangible capital.

Generally, the OCC is required to appoint a receiver or conservator for a savings bank that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date a savings bank receives notice that it is “undercapitalized,”

“significantly undercapitalized” or “critically undercapitalized.” The criteria for an acceptable capital restoration plan include, among other things, the establishment of the methodology and assumptions for attaining adequately capitalized status on an annual basis, procedures for ensuring compliance with restrictions imposed by applicable federal regulations, the identification of the types and levels of activities the savings bank will engage in while the capital restoration plan is in effect, and assurances that the capital restoration plan will not appreciably increase the current risk profile of the savings bank. Any holding company for the savings bank required to submit a capital restoration plan must guarantee the lesser of: an amount equal to 5% of a savings bank’s assets at the time it was notified or deemed to be undercapitalized by the OCC, or the amount necessary to restore the savings bank to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the OCC has the authority to require payment and collect payment under the guarantee. Failure by a holding company to provide the required guarantee will result in certain operating restrictions on the savings bank, such as restrictions on the ability to declare and pay dividends, pay executive compensation and management fees, and increase assets or expand operations. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized savings banks, including the issuance of a capital directive and the replacement of senior executive officers and directors.

The recently proposed rules that would increase regulatory capital requirements would adjust the prompt corrective categories accordingly. At December 31, 2012, Newport Federal met the criteria for being considered “well-capitalized.”

Insurance of Deposit Accounts. Newport Federal’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Dodd-Frank Act permanently increased the deposit insurance limit to $250,000 per account owner. In addition, certain non-interest-bearing transaction accounts were fully insured, regardless of the dollar amount, until December 31, 2012.

Under the FDIC’s risk-based assessment system, insured institutions are assigned a risk category based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Institutions deemed less risky pay lower assessments. The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act required the FDIC to revise its procedures to base its assessments upon each insured institution’s total assets less tangible equity instead of deposits. The FDIC finalized a rule, effective April 1, 2011, that set the assessment range at 2.5 to 45 basis points of total assets less tangible equity.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution’s deposit assessment base, in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary. In lieu of further special assessments, however, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which included an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings has been recorded for each regular assessment with an offsetting credit to the prepaid asset.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the quarter ended December 31, 2012 equaled 0.66 basis points of total assets less tangible capital.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has recently exercised that discretion by establishing a long range fund ratio of 2%.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Newport Federal. Newport Federal cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. Newport Federal do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Prohibitions Against Tying Arrangements. Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. Newport Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Boston, Newport Federal is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of December 31, 2012, Newport Federal was in compliance with this requirement.

Federal Reserve System

Federal Reserve Board regulations require savings banks to maintain noninterest-earning reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts. At December 31, 2012, Newport Federal was in compliance with these reserve requirements.

Other Regulations

Interest and other charges collected or contracted for by Newport Federal are subject to state usury laws and federal laws concerning interest rates. Newport Federal’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Newport Federal also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

The USA PATRIOT Act, which requires savings banks to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

Newport Bancorp is a unitary savings and loan holding company, subject to regulation and supervision by the Federal Reserve Board. The Federal Reserve Board has enforcement authority over Newport Bancorp and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Newport Federal.

Activities. The activities of a savings and loan holding company, such as Newport Bancorp, are limited to those activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. The Dodd-Frank Act added that any savings and loan holding company that engages in activities permissible for a financial holding company must meet the qualitative requirements for a bank holding company to be a financial holding company and conduct the activities in accordance with the requirements that would apply to a financial holding company’s conduct of the activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting shares of another savings institution or savings and loan holding company, without prior written approval of the Federal Reserve Board. It also generally prohibits the acquisition or retention of more than 5% of the voting shares of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider factors such as the financial and managerial resources and future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive effects.

Capital Requirements. Savings and loan holding companies have not historically been subjected to consolidated regulatory capital requirements. However, the Dodd-Frank Act requires the Federal Reserve Board to set, for all savings and loan holding companies, minimum consolidated capital levels that are as stringent as those required for their insured depository institution subsidiaries. The components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. That would exclude instruments such as trust preferred securities and cumulative preferred stock that are currently permitted for bank holding companies. The Dodd-Frank Act provides that instruments issued before May 19, 2010 will be grandfathered for companies of consolidated assets of $15 billion or less. The Dodd-Frank Act further provides that holding companies that were not regulated by the Federal Reserve Board as of May 19, 2010 (which would include most savings and loan holding companies) are subject to a five-year transition period from the July 21, 2010 date of enactment of the Dodd-Frank Act before such capital requirements apply. The proposed capital rules discussed earlier would implement the consolidated capital requirements for savings and loan holding companies. However, the proposed rules did not incorporate the referenced grandfather for instruments issued before May 19, 2010 or the transition period, notwithstanding the Dodd-Frank statutory language. Similarly, the proposed rule did not extend to savings and loan holding companies, the existing exemption applicable for bank holding companies of less than $500 million in consolidated assets. Accordingly, it is uncertain whether any final rule will do so.

Source of Strength. The Dodd-Frank Act extended to savings and loan holding companies the Federal Reserve Board’s “source of strength” doctrine, which has long applied to bank holding companies. The regulatory agencies must promulgate regulations implementing the “source of strength” policy, which requires holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Capital Distributions. The Federal Reserve Board has issued a policy statement regarding capital distributions by bank holding companies that it has suggested is applicable to savings and loan holding companies as well. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary depository institution becomes undercapitalized. These regulatory policies could affect the ability of Newport Bancorp to pay dividends or otherwise engage in capital distributions.

Federal Securities Laws

Newport Bancorp common stock is registered with the Securities and Exchange Commission. Newport Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Properties

Newport Federal conducts its business through its main office and branch offices. The following table sets forth certain information relating to these facilities as of December 31, 2012.

Location	Year Opened	Square Footage	Date of Lease Expiration	Owned/ Leased	Net Book Value
	(Dollars in thousands)
Main Office:
100 Bellevue Avenue Newport, RI 02840	1964	12,000	N/A	Owned	$3,051

Branches:
165 East Main Road Middletown, RI 02842	1978	3,000	5/30/2020	Leased	$362

1430 East Main Road Portsmouth, RI 02871	2009	6,754	N/A	Owned	$3,151

121 Old Tower Hill Road Wakefield, RI 02879	1996	3,000	5/14/2021	Leased	$281

18 Post Road (1) Westerly, RI 02891	2011	3,800	12/31/2041	Leased	$1,943

445 Liberty Street Stonington, CT 06379	2009	3,500	4/30/2029	Leased	$1,608

(1)	Newport Federal opened its new branch on 18 Post Road in Westerly in January, 2011, and closed its branch at 2 Wilder Avenue, Westerly at the same time. Newport Federal sold its 2 Wilder Avenue property in August 2012, for a net gain of $16,000.

Legal Proceedings

Periodically, there have been various claims and lawsuits against Newport Federal and Newport Bancorp, such as claims are generally to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

CORPORATE GOVERNANCE OF NEWPORT BANCORP

General

Newport Bancorp periodically reviews its corporate governance policies and procedures to ensure that Newport Bancorp meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern Newport Bancorp’s operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for Newport Bancorp.

Director Independence

All of the directors are independent as defined by the listing rules listing rules of the Nasdaq Stock Market, Inc., or “Nasdaq”, except for Kevin M. McCarthy and Nino Moscardi, who are executive officers of Newport Bancorp. In determining director independence, the Board of Directors considered transactions, relationships and arrangements between Newport Bancorp and its directors, including relationships that are not required to be disclosed in the section of this proxy statement/prospectus entitled “Transactions with Related Persons.” The Board of Directors considered the legal services provided to Newport Bancorp and Newport Federal by Mr. Harvey’s law firm, and determined that the amounts paid by Newport Bancorp and Newport Federal for such services were not material and would not interfere with Mr. Harvey’s exercise of independent judgment in carrying out his responsibilities as a director.

Code of Ethics and Business Conduct

Newport Bancorp has adopted a Code of Ethics and Business Conduct that is designed to promote the highest standards of ethical conduct by Newport Bancorp’s directors, executive officers and employees. The Code of Ethics and Business Conduct requires that Newport Bancorp’s directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in Newport Bancorp’s best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct can be found in the “About Us—Corporate Governance” section of Newport Bancorp’s website, www.newportfederal.com.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, Newport Bancorp has established procedures for receiving, retaining and addressing complaints regarding accounting, internal accounting controls and auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits Newport Bancorp from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code of Ethics and Business Conduct.

Meetings of the Board of Directors

Newport Bancorp conducts business through meetings of its Board of Directors and through activities of its committees. During 2012, the Board of Directors held 18 meetings. During 2012, no director attended fewer than 75% of the total meetings of Newport Bancorp’s Board of Directors and the committees on which such director served.

Board Leadership Structure

At Newport Bancorp, Inc. the positions of Chairman of the Board and Chief Executive Officer have always been held by different individuals. The Chairman of the Board provides guidance to the Chief Executive Officer, is active in setting the agenda for Board meetings and presides over meetings of the full Board and the Executive Committee. The Chief Executive Officer is responsible for setting the strategic direction for Newport Bancorp and the day to day leadership and performance of Newport Bancorp. Pursuant to stock exchange rules, the Audit, Nominating/Corporate Governance and Compensation/Personnel Committees are comprised solely of directors who are independent as defined by the Nasdaq listing rules.

Board’s Role in Risk Oversight

The Board’s role in Newport Bancorp’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk to Newport Bancorp, including operational, financial, legal and regulatory, strategic and reputational risks. The full Board (or the appropriate committee in the case of risks that are reviewed and discussed at committee meetings) receives these reports from the appropriate “risk owner” within the organization to enable the Board or appropriate committee to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the Chairman of the relevant committee reports on the discussion to the full Board at the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of the Board of Directors

The following table identifies the standing committees of Newport Bancorp’s Board of Directors and their members as of March 31, 2013. All members of each committee are independent as defined by Nasdaq listing rules. Each committee operates under a written charter available in the “About Us—Corporate Governance” section of Newport Bancorp’s website, www.newportfederal.com.

Director	Audit Committee		Compensation/ Personnel Committee		Nominating/ Corporate Governance Committee
Peter T. Crowley	X
William R. Harvey	X		X		X
Michael J. Hayes	X
Donald N. Kaull			X		X
Arthur H. Lathrop	X	*
Arthur P. Macaulay			X		X
Kevin M. McCarthy
Nino Moscardi
Kathleen A. Nealon	X
Alicia S. Quirk			X	*	X	*
Barbara Saccucci-Radebach			X		X
Number of Meetings in 2012	7		4		1

*	Denotes Chairperson.

Audit Committee. The Audit Committee assists the Board of Directors in its oversight of Newport Bancorp’s accounting and reporting practices, the quality and integrity of Newport Bancorp’s financial reports and its compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging Newport Bancorp’s independent registered public accounting firm and monitoring its conduct and independence. The Board of Directors has designated Arthur H. Lathrop as the audit committee financial experts under the rules of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in the section of this proxy statement/prospectus entitled “Proposal No. 5 Ratification of Independent Registered Public Accounting Firm—Audit Committee Report.”

Compensation/Personnel Committee. The Compensation/Personnel Committee approves the compensation objectives for Newport Bancorp and Newport federal and establishes the compensation for the Chief Executive Officer and other executives. Our Chief Executive Officer and Chief Operating Officer attend committee meetings at the invitation of the committee and make recommendations to the Compensation/Personnel Committee from time to time regarding the appropriate mix and level of compensation for their subordinates. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation/Personnel Committee. Our Chief Executive Officer and Chief Operating Officer do not participate in committee discussions or the review of committee documents relating to the determination of their own compensation. The Compensation/Personnel Committee reviews all compensation components for Newport Bancorp’s Chief Executive Officer and other highly compensated executive officers’ compensation including base salary, annual incentive, long-term incentives and perquisites. In addition to reviewing competitive market values, the committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executives’ total compensation package. Decisions by the Compensation/Personnel Committee with respect to the compensation of executive officers are approved by the full Board of Directors.

Nominating/Corporate Governance Committee. Newport Federal’s Nominating/Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees, in monitoring a process to assess

Board effectiveness and in developing and implementing Newport Bancorp’s corporate governance guidelines. The Nominating/Corporate Governance Committee also considers and recommends the nominees for director to stand for election at Newport Bancorp’s annual meeting of stockholders. The procedures of the Nominating/Corporate Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are included in the section of this proxy statement/prospectus entitled “Nominating/Corporate Governance Committee Procedures.”

Stockholder Communications

Newport Bancorp encourages stockholder communications to the Board of Directors and/or individual directors. All communications from stockholders should be addressed to Newport Bancorp, Inc., 100 Bellevue Avenue, Newport, Rhode Island 02840. Communications to the Board of Directors should be in the care of Judy Tucker, Corporate Secretary. Communications to individual directors should be sent to such director at Newport Bancorp’s address. Stockholders who wish to communicate with a Committee of the Board should send their communications to the care of the Chair of the particular committee, with a copy to Alicia S. Quirk, the Chair of the Nominating/Corporate Governance Committee. It is in the discretion of the Nominating/Corporate Governance Committee whether any communication sent to the full Board should be brought before the full Board.

Director Attendance at the Annual Meeting

The Board of Directors encourages each director to attend the annual meetings of stockholders. Newport Bancorp’s Annual Meeting of Shareholders in 2012 was attended by all 12 directors then serving.

Director Compensation

The following table provides the compensation received by individuals who served as directors of Newport Bancorp during the 2012 fiscal year and who are not also executive officers of Newport Bancorp.

Name	Fees Earned or Cash	Stock Awards (1)	Option Awards (1)	All Other Compensation (2)	Total
Peter T. Crowley	$25,200	—	—	$625	$25,825
William R. Harvey	32,700	—	—	—	32,700
Michael J. Hayes	29,100	—	—	545	29,645
Donald N. Kaull	26,700	—	—	912	27,612
Arthur H. Lathrop	29,100	—	—	340	29,440
Robert S. Lazar (3)	31,000	—	—	1,122	32,122
Arthur P. Macauley	24,300	—	—	1,237	25,537
Kathleen A. Nealon	25,900	—	—	391	26,291
Alicia S. Quirk	25,900	—	—	1,363	27,263
Barbara Saccucci-Radebach	24,300	—	—	391	24,691

(1)	No stock awards or option awards were granted in 2012. At December 31, 2012, the aggregate number of stock options held by each non-employee director was 9,200.
(2)	Includes imputed income recognized by each director under his or her split dollar arrangement.
(3)	Mr. Lazar passed away in November 2012.

Cash Retainer and Meeting Fees for Non-Employee Directors

The following information sets forth the applicable retainers and fees that will be paid to our non-employee directors for their service on the Boards of Directors of Newport Bancorp and Newport Federal during 2013.

Newport Bancorp
Annual retainer	$5,000
Fee per meeting attended	700
Fee per meeting attended (Chair)	900

Committee fees (generally):
Per meeting attended	400
Per meeting attended (Chair)	800

Executive committee retainer	2,000
Fee per meeting attended	500
Fee per meeting attended (Chair)	700

Newport Federal
Annual retainer	$6,500
Annual retainer (Chair)	7,500

Director Split Dollar Life Insurance Agreements

Newport Federal maintains split dollar life insurance agreements with directors. The agreements provide participating directors with a cash payment in the event the director dies while in service with Newport Federal. Under the terms of the agreements, Newport Federal is the owner of the life insurance policies under which the individuals are insured. Newport Federal and the participating directors each pay a portion of the annual premiums due on the life insurance policies. Under the directors’ split-dollar arrangements, upon the director’s death his designated beneficiary is entitled to receive from a life insurance policy an amount equal to the lesser of $30,000 ($35,000 for the Chairman of the Board), or the total insurance proceeds less the cash value of the policy. The remainder of the death benefit under the agreements is payable to Newport Federal.

Supplemental Director Retirement Agreements

Newport Federal maintains supplemental director retirement agreements, which were amended and restated in March 2007 and further amended in 2008 and 2011. The agreements are unfunded and are not qualified for tax purposes. The annual supplemental retirement benefits are payable over a ten-year period commencing on the first of the month following the participating director’s retirement at or after the attainment of age 72. If a participating director retires after attaining age 67, but prior to age 72, and has completed 10 years of service, his or her annual supplemental retirement benefit will be reduced by a specific percentage (as specified in the agreement) based on the participating director’s age. If a participating director is terminated for cause, all supplemental retirement benefits will be forfeited. The agreements also provide for benefits upon a participating director’s death, disability, and upon a change in control of Newport Bancorp followed by the participating director’s involuntary termination of service. If a participating director’s service with the Bank is involuntarily terminated within two years after a change in control of Newport Bancorp, the participating director will be entitled to receive his or her benefits in monthly installments equal to the benefits he or she would have received had the director continued in service until age 72. Messrs. Kaull and Harvey are entitled to receive a $7,000 and $7,500 annual supplemental retirement benefit, respectively, and all other participating directors are entitled to receive a $4,800 annual supplemental retirement benefit.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE PROCEDURES OF NEWPORT BANCORP

General

It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of Newport Bancorp to consider director candidates recommended by stockholders who appear to be qualified to serve on Newport Bancorp’s Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating/Corporate Governance Committee’s resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders

To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of Newport Bancorp:

1.	The name of the person recommended as a director candidate;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	As to the stockholder making the recommendation, the name and address of such stockholder as they appear on Newport Bancorp’s books; provided, however, that if the stockholder is not a registered holder of Newport Bancorp’s common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of Newport Bancorp’s common stock; and

5.	A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at Newport Bancorp’s annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days before the date Newport Bancorp’s proxy statement was released to stockholders in connection with the previous year’s annual meeting, advanced by one year.

Process for Identifying and Evaluating Nominees

The process that the Nominating/Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by Newport Federal. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under certain criteria, which are described below. If such individual fulfills these criteria, the Nominating/Corporate Governance Committee will conduct a check of the individual’s background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board of Directors.

Qualifications

The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in Newport Bancorp’s bylaws, which include an age restriction, a residency requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Nominating/Corporate Governance Committee will then evaluate the following criteria in selecting nominees:

•	financial, regulatory and business experience;

•	familiarity with and participation in the local community;

•	integrity, honesty and reputation in connection with upholding a position of trust with respect to customers;

•	dedication to Newport Bancorp and its stockholders; and

•	independence.

The Committee will also consider any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations. We do not maintain a specific diversity policy, but diversity is considered in our review of candidates. Diversity includes not only gender, race and ethnicity, but the various perspectives that come from having differing viewpoints, geographic and cultural backgrounds, and life experiences.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director’s board and committee attendance and performance; length of board service; experience, skills and contributions that the existing director brings to the Board; and independence.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS OF NEWPORT BANCORP

Transactions With Related Persons

Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and must not involve more than the normal risk of repayment or present other unfavorable features. Notwithstanding this rule, federal regulations permit Newport Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all Newport Federal employees and does not give preference to any executive officer or director over any other employee. Newport Federal maintains loan programs whereby employees, including executive officers and directors, may obtain loans with a one percent interest rate discount and reduced closing costs. The following information is furnished for loans to executive officers and directors under these loan programs during 2012 and 2011.

Executive Officer/Director	Largest Aggregate Principal Outstanding for 2012	Principal Outstanding at December 31, 2012	Principal Paid During 2012	Interest Paid During 2012	Interest Rate Payable
Michael J. Hayes	$1,529,323	$786,455	$742,869	$18,969	2.000%
Nino Moscardi	383,399	371,404	11,995	13,705	3.625%
Ray D. Gilmore, II	176,832	166,699	10,133	4,090	2.375%
William R. Harvey	289,909	205,073	87,387	5,805	2.750%
Donald N. Kaull	305,777	299,184	6,593	11,118	2.750%
Alicia S. Quirk	63,312	57,477	5,853	2,426	4.000%
Kevin M. McCarthy	92,185	81,923	10,261	3,939	4.500%
Bruce Walsh	199,183	185,376	16,707	4,493	2.000%
Barbara Saccucci-Radebach	538,923	262,920	116,642	3,085	1.750%

Executive Officer/Director	Largest Aggregate Principal Outstanding for 2011	Principal Outstanding at December 31, 2011	Principal Paid During 2011	Interest Paid During 2011	Interest Rate Payable
Michael J. Hayes	$810,952	$729,323	$81,629	$26,186	3.125%
Nino Moscardi	394,481	383,399	11,082	14,117	3.625%
Ray D. Gilmore, II	184,514	176,832	7,682	5,331	2.375%
William R. Harvey	221,792	211,065	12,127	5,591	2.750%
Robert S. Lazar	202,383	190,271	13,258	6,122	4.000%
Donald N. Kaull	311,163	305,777	5,386	11,674	4.125%
Alicia S. Quirk	127,241	63,312	63,929	2,862	4.000%
Kevin M. McCarthy	161,892	92,185	69,707	3,603	4.500%
Bruce Walsh	208,788	195,056	13,732	8,317	3.875%
Barbara Saccucci-Radebach	411,598	269,423	142,175	10,739	2.250%

From time to time, Newport Federal also makes loans and extensions of credit, directly and indirectly, to its executive officers and directors that are not part of the loan programs discussed above. These loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Newport Federal, and do not involve more than the normal risk of collectability or present other unfavorable features.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Newport Bancorp’s executive officers and directors, and persons who own more than 10% of any registered class of Newport Bancorp’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish Newport Bancorp with copies of all Section 16(a) reports they file.

Based solely on Newport Bancorp’s review of copies of the reports it has received and written representations provided to it from the individuals required to file the reports, Newport Bancorp believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Newport Bancorp common stock during the year ended December 31, 2012.

EXECUTIVE COMPENSATION OF NEWPORT BANCORP

Summary Compensation Table

The following information is provided for our Chief Executive Officer and two other most highly compensated executive officers who received compensation totaling $100,000 or more for the year ended December 31, 2012, referred to herein as the “named executive officers.”

Name and Principal Position	Year	Salary	Option Awards	All Other Compensation (1)	Total
Kevin M. McCarthy	2012	$274,186	$—	$36,674	$310,860
President and Chief Executive Officer	2011	255,000	—	35,791	290,791

Nino Moscardi	2012	190,500	—	26,695	217,195
Executive Vice President and Chief Operating Officer	2011	173,750	—	26,748	200,498

Ray D. Gilmore II	2012	175,400	—	24,387	199,787
Executive Vice President and Chief Lending Officer	2011	163,200	—	24,465	187,665

(1)	Details of the amounts reported in the “All Other Compensation” column for 2012 are provided in the table below. Amounts do not include perquisites, which did not total in the aggregate more than $10,000 for any of the named executive officers.

Compensation Item	Mr. McCarthy	Mr. Moscardi	Mr. Gilmore
Employer contributions to 401(k) Plan	$10,000	$8,436	$7,798
ESOP allocation market value	18,862	15,301	14,373
Imputed income under split dollar arrangements	7,812	2,958	2,216

Employment Agreements

Newport Federal maintains three-year employment agreements with Messrs. McCarthy, Moscardi and Gilmore and Newport Bancorp, Inc. maintains three-year employment agreements with Messrs. McCarthy and Moscardi. The continued success of Newport Federal and Newport Bancorp, Inc. depends to a significant degree on the skills and competence of these executives.

The terms of the Newport Federal employment agreements extend annually unless written notice of non-renewal is given by the Board of Directors of Newport Federal or the executive. The terms of the Newport Bancorp, Inc. employment agreements extend daily, unless written notice of non-renewal is given to the Board of Directors of Newport Bancorp, Inc. or the executive. The employment agreements provide that the executive’s base salary will be reviewed annually. The current base salaries for Messrs. McCarthy, Moscardi and Gilmore are $266,200, $181,400 and $168,200, respectively. In addition to base salary, the employment agreements provide for, among other things, participation in benefit plans and other fringe benefits applicable to executive personnel. Under the terms of the agreements each executive is entitled to severance payments and benefits in the event his employment is terminated: (i) without Cause (as defined in the agreements); (ii) with Good Reason (as defined in the agreements); (iii) as a result of the executive becoming disabled; or (iv) following a change in control. If the executive’s termination of employment is for reasons other than a change in control, he must adhere to a one-year non-competition agreement.

The employment agreements provide for termination for cause, as defined in the employment agreements, at any time. If an executive is terminated for cause he is entitled only to his wages earned as of his termination date, along with any accrued benefits under the Newport Federal tax-qualified plans. If Newport Federal or Newport Bancorp choose to terminate an executive’s employment for reasons other than for cause, or if an executive resigns under circumstances that would constitute Good Reason under his employment agreement, the executive would be entitled to receive a lump sum cash payment equal to the remaining base salary payments due to him for the remaining term of the employment agreement and under the Newport Bancorp, Inc. employment agreements, the contributions that would have been made on an executive’s behalf to any employee benefit plans of Newport Federal during the remaining term of the employment agreement. Newport Federal or Newport Bancorp (as applicable) would continue and/or pay for the executive’s life, health, and dental coverage for the remaining term of the employment agreement.

If Messrs. McCarthy, Moscardi or Gilmore are involuntarily terminated in connection with a change in control, or if they voluntarily terminate employment following a change in control under certain circumstances specified in the employment agreements, the executives or their beneficiaries would be entitled to receive a lump sum cash severance payment equal to three times the executive’s average annual compensation over the five preceding tax years (or if the executive is employed less than five years, the years of employment) for Messrs. McCarthy and Moscardi and 2.99 times the executive’s average annual compensation over the five preceding tax years for Mr. Gilmore. Under the Newport Bancorp, Inc. employment agreements, Messrs. McCarthy and Moscardi would receive a lump sum cash payment in an amount equal to the benefits the executives would have received under the Newport Federal retirement programs in which the executives participated before a change in control. The Newport Federal and the Newport Bancorp, Inc. employment agreements would also continue the executives’ medical, dental and life insurance coverage for 36 months following termination of employment. Under Mr. Gilmore’s employment agreement, all payments made in connection with a change in control (under the employment agreement and otherwise) are limited to one dollar less than three times the executive’s average annual compensation in order to avoid excess parachute payments and a resulting federal excise tax. Under the Newport Bancorp, Inc. employment agreements for Messrs. McCarthy and Moscardi, the executives would be entitled to receive a tax indemnification payment if the change in control payments under their employment agreements or other payments outside of their employment agreements trigger liability under the Internal Revenue Code as an excise tax on payments constituting excess parachute payments.

The employment agreements also provide for a disability benefit equal to 75% of an executive’s bi-weekly rate of base salary in effect as of the executive’s termination date. Disability payments are reduced by any disability benefits provided by a policy or program sponsored by Newport Federal and/or Newport Bancorp. Disability payments end upon the earlier of the executive’s full-time employment with Newport Federal or Newport Bancorp, Inc., death, attainment of age 65 or the termination of the executive’s agreement.

To the extent that salary payments, other cash payments and benefits under the Newport Bancorp agreements are paid to or received by the executives under the Newport Federal employment agreements, such compensation payments and benefits paid by Newport Federal will be subtracted from any amount due simultaneously to the executives under similar provisions of the Newport Bancorp agreements. Payments pursuant to the Newport Bancorp employment agreement and the Newport Federal employment agreement will be allocated in proportion to the level of activity and the time expended on such activities by the executives as determined by Newport Bancorp and Newport Federal.

Executive Split Dollar Arrangements

Newport Federal maintains split dollar life insurance agreements with Messrs. McCarthy, Moscardi and Gilmore. Under the terms of the agreements, Newport Federal is the owner of the life insurance policies under which each individual is insured. Newport Federal and the executives each pay a portion of the annual premiums due on the life insurance policies. Under the split-dollar arrangements, upon an executive’s death while he is actively employed, his designated beneficiary is entitled to, in the case of Messrs. McCarthy and Gilmore, an amount equal to $100,000 plus the cash asset value of the life insurance policies and, in the case of Mr. Moscardi, the cash asset value of the life insurance policy. If an executive dies after retiring or being terminated for reasons other than cause and the executive had at least ten years of employment with Newport Federal, his beneficiary will receive a benefit equal to the lesser of $300,000, $150,000 and $100,000 for the beneficiaries of Messrs. McCarthy, Moscardi and Gilmore, respectively, or the total insurance proceeds less the cash value of the policy for each executive. The remainder of the death benefit under the split dollar arrangements is payable to Newport Federal.

Stock Based Compensation. Set forth below is certain information regarding outstanding equity awards granted to the named executive officers at December 31, 2012. All awards were made under the Newport Bancorp, Inc. 2007 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

	Option awards				Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested
Kevin M. McCarthy	100,000	—	$12.53	10/1/2017	—	$—
	5,000	—	12.25	1/4/2020
Nino Moscardi	60,000	—	12.53	10/1/2017	—	—
	5,000	—	12.25	1/4/2020
Ray D. Gilmore, II	50,000	—	12.53	10/1/2017	—	—
	5,000	—	12.25	1/4/2020

Pension Benefits

Pentegra Defined Benefit Plan. Newport Federal is a participating member of the Pentegra Defined Benefit Plan for Financial Institutions (“Pension Plan”), which is a multiple employer tax-qualified defined benefit plan, for the purpose of providing eligible employees with retirement benefits. The plan provides benefits based primarily on a formula that takes into account the employee’s years of service and salary history. Effective July 1, 2006, Newport Federal amended the plan formula prospectively, to be based upon 1% of an employee’s career average earnings. The employee’s annual earnings taken into account under this formula include base salary in effect for each month of the plan year (January 1 to December 31) and may not exceed the Internal Revenue Code limitations ($250,000 for 2012). Prior to July 1, 2006, plan benefits were determined based on a formula that integrated 1.5%/2.0% of the average of a participant’s highest three years of compensation with the fixed compensation level in effect as of a participant’s retirement date. Benefits provided under this plan are payable as of a participant’s retirement at age 65. However, an employee can elect to retire as early as age 55, in which case, benefits will be actuarially reduced by 6% per year for retirement between ages 60 to 65, 4% for retirement between age 55 to 60 and 3% if retirement occurs at age 55. The normal form of benefit payment is a monthly annuity for life with a 10 year certain death benefit feature. An employee becomes vested in a pension benefit after 5 years of service.

Supplemental Executive Retirement Arrangements. Newport Federal maintains supplemental executive retirement arrangements (“SERAs”) with Messrs. McCarthy, Moscardi and Gilmore. The SERAs are unfunded and are not qualified for tax purposes. The SERAs provide for a fixed annual benefit payable monthly over a fifteen-year period following the executive’s retirement at or after age 65. The annual supplemental retirement benefits are $25,000 for Messrs. Moscardi and Gilmore, and $50,000 for Mr. McCarthy. If an executive retires after attaining age 60, but prior to age 65 and has completed 10 years of service, his annual supplemental retirement benefit will be reduced by a specific percentage (as specified in the agreement) based on the executive’s age. All benefits are forfeited under the agreements if an executive is terminated for cause. The agreements also provide for retirement benefits upon an executive’s death, disability or termination of employment following a change in control. If, within two years of a change in control, Newport Federal or its successor elects to terminate the employment of an executive, the executive would be entitled to receive the monthly benefit he would have received had the executive continued to be employed by Newport Federal (or its successor) until age 65. Years of credited service have no bearing on an executive’s benefit under his SERA.

Nonqualified Deferred Compensation

Newport Federal maintains a supplemental executive retirement plan for Messrs. McCarthy and Moscardi. The plan provides benefits that cannot be provided under the 401(k) Plan as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plan but for these Internal Revenue Code limitations. The Plan also provides supplemental benefits upon a change in control prior to the scheduled repayment of the employee stock ownership plan loan. Upon a change in control, the supplemental executive retirement plan provides Messrs. McCarthy and Moscardi with a cash payment equal to the benefit the executive would have received under the employee stock ownership plan, had the executive remained employed throughout the term of the loan, less the benefits actually provided under the employee stock ownership plan on the participant’s behalf. Benefits will be paid in a lump sum within 90 days following the first to occur of: a change in control of Newport Bancorp, death, or a separation from service, provided that a payment upon separation from service will be delayed until the executive attains age 65.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF NEWPORT BANCORP

Overview

Income. Newport Federal’s primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that Newport Federal earns on its loans and investments, and interest expense, which is the interest that Newport Federal pays on deposits and borrowings. Other significant sources of pre-tax income are customer service fees (mostly from service charges on deposit accounts), loan servicing fees and income from bank-owned life insurance.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. Management evaluates the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The non-interest expenses Newport Federal incurs in operating its business consist of salaries and employee benefits, occupancy and equipment, data processing and other expenses.

Salaries and employee benefits consist primarily of salaries and wages paid to Newport Federal’s employees, stock-based compensation, payroll taxes, expenses for health insurance, retirement plans, and other employee benefits.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected term of the lease. The expected term includes lease option periods to the extent that the exercise of such options is reasonably assured.

Data processing expenses are the fees paid to third parties for processing customer information, deposits and loans.

Other expenses include expenses for professional services, marketing, office supplies, postage, telephone, insurance, charitable contributions, FDIC deposit insurance and OCC assessments and other miscellaneous operating expenses.

Critical Accounting Policies

Newport Bancorp considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on results of operations to be critical accounting policies. Newport Bancorp considers the allowance for loan losses and the valuation of the net deferred tax asset to be its critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management evaluates the level of the allowance at least quarterly and establishes the provision for loan losses based upon a review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other factors related to the collectability of the loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Although management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the OCC, as an integral part of its examination process, periodically reviews Newport Federal’s allowance for loan losses. Such agency may require Newport Federal to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.

The allowance consists of general and allocated loss components. For loans that are classified as impaired, an allocated loss allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that Newport Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis by the fair value of the collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Newport Bancorp does not separately identify individual consumer loans for impairment disclosures.

Income Taxes. Management considers accounting for income taxes as a critical accounting policy due to the subjective nature of certain estimates that are involved in the calculation. Newport Bancorp uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance related to deferred tax assets is established when, in the judgment of management, it is more likely than not that all or a portion of such deferred tax assets will not be realized. Management assesses the realizability of its deferred tax assets by (1) reviewing taxable income in allowable federal carry-back periods, and (2) assessing the likelihood of Newport Bancorp generating federal and state taxable income, as applicable, in future periods in amounts sufficient to offset the deferred tax charges that are expected to reverse. Adjustments to increase or decrease the valuation allowance are generally charged or credited, respectively, to income tax expense.

Comparison of Financial Condition at March 31, 2013 and December 31, 2012

Total assets at March 31, 2013 were $430.6 million, a decrease of $18.8 million, or 4.2%, compared to $449.4 million at December 31, 2012. The decrease in assets was concentrated in cash and cash equivalents and securities held to maturity, as funds were used to pay down long-term borrowings and fund deposit outflows.

Cash and cash equivalents decreased by $15.7 million, or 43.7%, and a decline in securities held to maturity of $2.9 million, or 12.9%, provided funding for an $8.2 million decrease in deposits and an $11.5 million decrease in long-term borrowings.

The net loan portfolio increased by $1.1 million, or 0.3%, during the first quarter of 2013. The loan portfolio increase was attributable to an increase in one-to-four family residential mortgage loans (an increase of $1.7 million, or 0.8%), and construction loans (an increase of $2.5 million, or 60.5%), partially offset by decreases in home equity loans and lines (a decrease of $732,000, or 4.3%), and commercial and multi-family residential mortgage loans (a decrease of $2.4 million, or 2.2%).

Deposit balances decreased by $8.2 million, or 2.8%. The decrease in deposits occurred in NOW/Demand accounts (a decrease of $8.6 million, or 6.6%), and time deposit accounts (a decrease of $2.1 million, or 2.7%), partially offset by an increase in money market accounts (an increase of $2.0 million, or 4.4%), and savings accounts (an increase of $561,000, or 1.5%).

Borrowings, consisting of FHLB advances and one repurchase agreement totaling $15.0 million, decreased $11.5 million, or 11.2%, to $91.3 million at March 31, 2013, due to FHLB advances that matured during the quarter, compared to an outstanding balance of $102.8 million at December 31, 2012.

Total stockholders’ equity at March 31, 2013 was $54.0 million compared to $53.2 million at December 31, 2012. The increase in stockholders’ equity was primarily attributable to net income and exercised stock options.

Comparison of Operating Results for the Three Months Ended March 31, 2013 and 2012

General. Net income decreased by $261,000, or 64.9%, to $141,000 for the three months ended March 31, 2013, compared to $402,000 for the three months ended March 31, 2012. The decrease was primarily due to a decrease in net interest income, an increase in non-interest expenses and an increase in the provision for income taxes, partially offset by a decrease in the provision for loan losses.

Net Interest Income. Net interest income was $3.4 million and $3.6 million for the quarters ended March 31, 2013 and 2012, respectively. The decrease in net interest income was primarily due to a decrease in the interest earned on loans and securities, partially offset by a decrease in interest expense from long-term borrowings. The Company’s first quarter 2013 interest rate spread decreased to 3.32% from 3.39% for the first quarter of 2012, a decrease of 7 basis points.

The following table summarizes average balances and average yields and costs for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013			2012
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$356,151	$4,136	4.65%	$348,867	$4,559	5.23%
Securities	21,077	274	5.20	36,623	433	4.73
Other interest-earning assets	11,419	15	0.53	15,232	18	0.47

Total interest-earning assets	388,647	4,425	4.55	400,722	5,010	5.00

Bank-owned life insurance	11,218			11,125
Noninterest-earning assets	36,825			44,088

Total assets	$436,690			$455,935

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$76,411	50	0.26	$72,428	57	0.31
Savings accounts	39,029	8	0.08	32,736	3	0.04
Money market accounts	46,319	28	0.24	49,873	32	0.26
Certificates of deposit	74,707	201	1.08	70,043	226	1.29

Total interest-bearing deposits	236,466	287	0.49	225,080	318	0.57
Borrowings	95,982	738	3.08	134,009	1,131	3.38

Total interest-bearing liabilities	332,448	1,025	1.23	359,089	1,449	1.61

Demand deposits	45,883			39,437
Noninterest-bearing liabilities	4,623			5,186

Total liabilities	382,954			403,712
Stockholders’ equity	53,736			52,223

Total liabilities and stockholders’ equity	$436,690			$455,935

Net interest income		$3,400			$3,561

Interest rate spread			3.32%			3.39%
Net interest margin			3.50%			3.55%
Average interest-earning assets to average interest-bearing liabilities			116.90%			111.59%

Total interest and dividend income decreased $585,000, or 11.7%, between the two periods primarily due to a decrease in interest earned on loans and securities. Interest earned on loans decreased $423,000, or 9.3%, for the three months ended March 31, 2013 due to a decrease in the average yield earned on loans, partially offset by an increase in the average balance of loans. Average loans increased 2.1% to $356.2 million for the three months ended March 31, 2013 from $348.9 million for the three months ended March 31, 2012, while the yield earned on loans decreased to 4.65% for 2013 from 5.23% for 2012. Interest earned on securities decreased $159,000 due to the decrease in the average balance of securities to $21.1 million for the three months ended March 31, 2013 from $36.6 million for the three months ended March 31, 2012, partially offset by the 47 basis point increase in the average yield earned on securities, due to the maturity of a low yielding short-term U.S. Treasury security purchased during the first quarter of 2012. Interest earned on other-interest earning assets decreased slightly by $3,000 for the three months ended March 31, 2013 from the three months ended March 31, 2012, due to the decrease in the average balance of other interest-earning assets.

Total interest expense decreased $424,000 to $1.0 million for the three months ended March 31, 2013 from $1.4 million for the three months ended March 31, 2012, due to a 38 basis point decrease in the total average cost of interest-bearing liabilities, including an 8 basis point decrease in the total average cost of interest-bearing deposits. The reductions in interest expense related to interest-bearing deposits were seen in demand deposit accounts (a decrease of $7,000, and 5 basis points in the average cost), money market accounts (a decrease of $4,000, and 2 basis points in the average cost), and certificate of deposit accounts (a decrease of $25,000, and 21 basis points in the average cost), partially offset by an increase in savings accounts (an increase of $5,000, and 5 basis points in the average cost). The cost of total borrowings for the three months ended March 31, 2013 totaled $738,000 and decreased $393,000, or 34.7%, from the three months ended March 31, 2012, due to a $38.0 million decrease in the average balance to $96.0 million from $134.0 million, and a 30 basis point decrease in the average cost.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rates (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionately to the volume and rate changes. The net column represents the sum of the prior columns.

	For the Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012
	Increase (Decrease) Due to
	Volume	Rate	Net
	(Dollars in thousands)
Interest Income:
Loans	$574	$(997)	$(423)
Securities	(408)	249	(159)
Other interest-earning assets	(13)	10	(3)

Total interest-earning assets	153	(738)	(585)

Interest Expense:
Deposits	86	(117)	(31)
Borrowings	(299)	(94)	(393)

Total interest-bearing liabilities	(213)	(211)	(424)

Change in net interest income	$366	$(527)	$(161)

Provision for Loan Losses. The Company’s management reviews the level of the allowance for loan losses on a quarterly basis and establishes the provision for loan losses based upon the volume and types of lending, delinquency levels, loss experience, the amount of impaired and classified loans, economic conditions and other factors related to the collectability of the loan portfolio. There was no loan loss provision for the quarter ended March 31, 2013, compared to $281,000 for the quarter ended March 31, 2012. The provision for the first quarter of 2013 decreased compared to the provision for the first quarter of 2012, due to changes in the loan portfolio mix, a decrease in non-performing loans as a result of loan payoffs and a decrease in charge-offs, offset by loan growth and an increase in allocated reserves for loans that have been restructured. At March 31, 2013 there were $21.8 million of classified and criticized loans compared to $21.3 million of such loans at December 31, 2012. At March 31, 2013, loans classified as special mention totaled $11.5 million, which consisted of commercial and multi-family real estate mortgages, compared to $10.4 million at December 31, 2012. Loans classified as substandard, including all impaired loans, totaled $10.3 million at March 31, 2013, compared to $10.9 million at

December 31, 2012. Total classified and criticized loans represent 6.0% of the Company’s total gross loans at March 31, 2013, compared to 5.0% at March 31, 2012. There were no changes in the methodology of calculating the allowance for loan losses from the first quarter of 2012 through the first quarter of 2013. The allowance for loan losses to total loans was 1.10%, 1.12% and 1.03% for the periods ended March 31, 2013, December 31, 2012 and March 31, 2012, respectively.

The following table provides information with respect to our non-performing assets at the dates indicated. There were no accruing loans past due 90 days or more at the dates presented.

	March 31, 2013	December 31, 2012	March 31, 2012
	(Dollars in thousands)
Nonaccrual loans:
One-to-four family residential	$—	$518	$1,133
Commercial and multi-family	1,887	1,586	1,656
Equity loans and lines of credit	—	56	182

Total nonaccrual loans	1,887	2,160	2,971
Foreclosed real estate	—	—	587

Total non-performing assets	1,887	2,160	3,558

Performing troubled debt restructurings	2,995	3,116	—

Total non-performing assets and performing troubled debt restructurings	$4,842	$5,276	$3,558

Total non-performing loans to total loans	0.52%	0.60%	0.84%
Total non-performing assets to total assets	0.44%	0.48%	0.76%

Non-performing assets were $1.9 million at March 31, 2013, a decrease of $273,000, from December 31, 2012. There were $3.6 million of non-performing assets at March 31, 2012. The decrease in non-performing loans is a result of loan payoffs.

Net loan charge-offs totaling $48,000 and $311,000 were recognized during the quarters ended March 31, 2013 and 2012, respectively.

Non-interest Income. Non-interest income for the first quarter of 2013 totaled $521,000, a decrease of $22,000, or 4.1%, compared to the first quarter of 2012. The decrease in non-interest income between the periods is primarily due to a $23,000 decrease in net fees earned on checking accounts and a $5,000 decrease in bank-owned life insurance income, partially offset by a $6,000 increase in miscellaneous income.

Non-interest Expense. Total non-interest expense increased to $3.5 million for the quarter ended March 31, 2013 from $3.2 million for the quarter ended March 31, 2012, an increase of $299,000, or 9.2%. The increase between periods is attributable primarily to expenses of $530,000 related to the Agreement and Plan of Merger entered into by the Company on March 5, 2013. In addition, there were smaller increases in occupancy and equipment expense and data processing fees, and decreases in salaries and employee benefits, professional fees, marketing costs, FDIC insurance and other general and administrative costs. The increase in occupancy and equipment expense is due to a stormier winter during 2013 compared to the same period in 2012, which resulted in an increase of operating costs associated with the maintenance of the Bank’s branches. The decrease in salaries and benefits is primarily due to a reduction in pension costs and the conclusion of the stock-based compensation expense amortization in 2012 associated with option grants and restricted stock awards. The decrease in professional fees is due to the reduction in annual audit expenses. The decrease in marketing costs is the result of a continued effort by management to control advertising and marketing expenses. The decrease in FDIC insurance is due to the decrease in consolidated total assets less tangible equity in the first quarter of 2013 compared to the first quarter of 2012, resulting in a lower expense in deposit insurance coverage.

Income Taxes. The provision for income taxes for the three months ended March 31, 2013 was $247,000 compared to $187,000 for the three months ended March 31, 2012. The effective tax rate for the first quarter of 2013 was 63.7%, versus 31.7% for the 2012 period. The increase in the effective tax rate is due to $360,000 of non-tax deductible merger-related expenses recorded in the first quarter of 2013 as a result of the Agreement and Plan of Merger entered into by the Company on March 5, 2013.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At March 31, 2013, cash and cash equivalents totaled $20.3 million. On March 31, 2013, we had $76.3 million of borrowings outstanding with the Federal Home Loan Bank of Boston and we had the ability to borrow an additional $78.9 million from the Federal Home Loan Bank of Boston.

At March 31, 2013, we had $27.5 million in loan commitments outstanding, which consisted of $7.3 million of real estate loan commitments, $14.1 million in unused equity loans and lines of credit, $2.9 million in construction loan commitments and $2.4 million in commercial lines of credit commitments. Certificates of deposit due within one year of March 31, 2013 totaled $37.4 million, or 50.8% of certificates of deposit. This percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2013. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management. At March 31, 2013, we are subject to various regulatory capital requirements administered by the OCC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2013, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

For the three months ended March 31, 2013, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Qualitative Aspects of Market Risk. The Company’s most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and periodically selling fixed-rate mortgage loans.

We have an Asset Liability Management Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net economic value of equity (EVE) of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net EVE represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in EVE over a variety of interest rate scenarios.

The following table presents the change in our net EVE at February 28, 2013 (the most current information available), that would occur in the event of an immediate change in interest rates based on OCC assumptions, with no effect given to any steps that we might take to counteract that change. The Bank expects that its EVE at March 31, 2013 is consistent with the table below.

Basis Point (“bp”) Change in Rates	Net EVE			Net EVE as % of Portfolio Value of Assets
	Amount	Change	% Change	EVE Ratio	Change (bp)
	(Dollars in thousands)
400	$42,383	$(15,643)	(27.0)	10.69%	(238)
300	46,099	(11,927)	(20.6)	11.28%	(178)
200	51,140	(6,886)	(11.9)	12.15%	(91)
100	55,497	(2,529)	(4.4)	12.82%	(25)
0	58,026	—	—	13.07%	—
(100)	51,144	(6,882)	(11.9)	11.46%	(161)

The OCC uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Balance Sheet Analysis at December 31, 2012 and 2011

Overview. During the year ended December 31, 2012, Newport Bancorp’s assets decreased by $4.5 million, or 1.0%, to $449.4 million. The decrease in assets was primarily due to a $13.9 million, or 38.4%, decrease in securities and a $1.2 million, or 8.3%, decrease in premises and equipment, offset in part by a $5.0 million, or 16.0%, increase in cash and cash equivalents and a $6.5 million, or 1.9%, increase in net loans. The decrease in securities was attributable to principal payments received on the mortgage-backed securities, which contributed to the increase in cash and cash equivalents. The decrease in net premises and equipment is attributable to the sale of the former Westerly, Rhode Island branch and normal depreciation and amortization.

During the year ended December 31, 2012, liabilities decreased by $6.0 million, or 1.5%, due to a $30.9 million, or 23.1%, decrease in borrowings, offset by a $24.9 million, or 9.4%, increase in deposits.

Loans. Newport Federal’s primary lending activity is the origination of loans secured by real estate. Newport Federal originates one-to-four family residential real estate loans, equity loans and lines of credit and commercial and multi-family mortgage loans. To a lesser extent, Newport Federal originates construction loans, commercial and consumer loans. Net loans increased 1.9% from $348.5 million at December 31, 2011 to $355.0 million at December 31, 2012. Net loans represented 79.0% of total assets at December 31, 2012.

The largest segment of Newport Federal’s loan portfolio is one-to-four family residential mortgage loans, which increased by $20.7 million in 2012. One-to-four family loans totaled $228.4 million, which represented 63.4% of total loans at December 31, 2012, compared to $207.8 million, which represented 58.8% of total loans at December 31, 2011. Newport Federal offers fixed and adjustable-rate one-to-four family residential loans. At December 31, 2012, Newport Federal had $218.3 million in fixed-rate and $10.1 million in adjustable-rate one-to-four family residential loans.

Equity loans and lines of credit totaled $17.0 million, representing 4.7% of total loans at December 31, 2012, a decrease of $2.6 million from $19.6 million at December 31, 2011.

Commercial and multi-family residential mortgage loans totaled $109.4 million and represented 30.4% of total loans at December 31, 2012, compared to $119.5 million, representing 33.8% of total loans at December 31, 2011. Construction loans totaled $4.1 million, representing 1.1% of total loans at December 31, 2012, compared to $5.0 million, representing 1.4% of total loans at December 31, 2011.

Commercial business loans, which consist of commercial loans not secured by real estate, totaled $998,000, representing 0.3% of total loans at December 31, 2012, compared to $1.1 million at December 31, 2011. Newport Federal also originates consumer loans secured by automobiles or passbook or certificate accounts. Consumer loans totaled $311,000 at December 31, 2012, compared to $399,000 at December 31, 2011.

The following table sets forth the composition of Newport Federal’s loan portfolio at the dates indicated.

	At December 31,
	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Mortgage loans:
One-to-four family residential	$228,428	63.41%	$207,773	58.79%	$203,893	56.49%	$191,154	53.67%	$183,767	54.53%
Equity loans and lines of credit	16,995	4.72	19,597	5.55	23,112	6.40	25,891	7.27	30,425	9.03
Commercial and multi-family residential	109,372	30.36	119,486	33.81	127,071	35.21	127,255	35.74	108,866	32.30
Construction	4,117	1.14	5,016	1.42	4,948	1.37	9,736	2.73	11,204	3.32

Total mortgage loans	358,912	99.63	351,872	99.57	359,024	99.47	354,036	99.41	334,262	99.18
Other Loans:
Commercial loans	998	0.28	1,116	0.32	1,638	0.45	1,885	0.53	2,145	0.64
Consumer loans	311	0.09	399	0.11	288	0.08	223	0.06	601	0.18

Total loans	360,221	100.00%	353,387	100.00%	360,950	100.00%	356,144	100.00%	337,008	100.00%

Less:
Allowance for loan losses	(4,031)		(3,709)		(3,672)		(3,467)		(2,924)
Net deferred loan fees	(1,152)		(1,186)		(1,229)		(1,178)		(1,055)

Loans, net	$355,038		$348,492		$356,049		$351,499		$333,029

The following table sets forth certain information at December 31, 2012 regarding the dollar amount of loan principal repayments coming due during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause actual repayments to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One-to-Four Family Residential Mortgage Loans	Equity Loans & Lines of Credit	Commercial and Multi-family Mortgage Loans	Construction Mortgage Loans
	(In thousands)
Amounts due in:
One year or less	$122	$607	$6,215	$1,343
More than one year to five years	1,980	4,338	35,909	2,774
More than five years to ten years	25,297	7,068	64,287	—
More than ten years to twenty years	87,624	4,926	2,753	—
More than twenty years	113,405	56	208	—

Total	$228,428	$16,995	$109,372	$4,117

	Commercial Loans	Consumer Loans	Total Loans
	(In thousands)
Amounts due in:
One year or less	$231	$273	$8,791
More than one year to five years	337	38	45,376
More than five years to ten years	430	—	97,082
More than ten years to twenty years	—	—	95,303
More than twenty years	—	—	113,669

Total	$998	$311	$360,221

The following table sets forth the dollar amount of all loans at December 31, 2012 that are due after December 31, 2013 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude the allowance for loan losses and net deferred loan fees.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Mortgage loans:
One-to-four family residential	$218,182	$10,124	$228,306
Equity loans and lines of credit	5,140	11,248	16,388
Commercial and multi-family residential	44,343	58,814	103,157
Construction	—	2,774	2,774
Other loans:
Commercial loans	428	339	767
Consumer loans	—	38	38

Total	$268,093	$83,337	$351,430

Securities. The securities portfolio consists of the following:

	At December 31,
	2012		2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Securities held to maturity:
Mortgage-back securities	$22,307	$24,506	$36,220	$39,248	$47,021	$49,314

All mortgage-backed securities are backed by residential mortgage loans and are issued by U.S. government-sponsored enterprises. Other than mortgage-backed securities issued by U.S. government-sponsored enterprises, Newport Bancorp had no investments in one issuer that had an aggregate book value in excess of 10% of Newport Bancorp’s equity at December 31, 2012.

There were no sales of securities during the years ended December 31, 2012 and 2011.

The following table sets forth the stated maturities and weighted average yields of debt securities at December 31, 2012. At December 31, 2012, Newport Bancorp had no debt securities with maturities of ten years or less.

	More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Securities held to maturity:
Mortgage-backed securities	$22,307	4.42%	$22,307	4.42%

Deposits. Newport Federal’s deposit base is comprised of demand deposits, money market and savings accounts and time deposits. Newport Federal considers demand deposits, money market and savings accounts to be core deposits. Deposits increased $24.9 million, or 9.4%, for the year ended December 31, 2012. The increase in deposits in 2012 resulted from an $18.1 million, or 16.0%, increase in NOW/Demand accounts, a $6.3 million, or 19.5%, increase in savings accounts and a $5.1 million, or 7.2%, increase in time deposits, offset by a $4.6 million, or 9.4%, decrease in money market accounts. Time deposits represented 26.1% of Newport Bancorp’s total deposit balances at December 31, 2012, compared to 26.6% at December 31, 2011. NOW/Demand accounts represented 45.3% and 42.7% of Newport Bancorp’s total deposit balances at December 31, 2012 and 2011, respectively.

The following table sets forth the balances of Newport Federal’s deposit products at the dates indicated.

	At December 31,
	2012	2011	2010
	(In thousands)
Noninterest-bearing demand deposits	$49,173	$39,868	$37,026
Interest-bearing demand deposits	82,059	73,233	72,842
Money market deposit accounts	44,404	48,986	51,778
Regular savings	38,418	32,143	29,728
Certificates of deposit	75,620	70,539	69,676

Total	$289,674	$264,769	$261,050

At December 31, 2012, certificates of deposit include $9.9 million of brokered certificates of deposit. Beginning in November 2013, and monthly thereafter, $5.0 million of these accounts become callable by Newport Federal.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of December 31, 2012. Jumbo certificates of deposit require minimum deposits of $100,000. Newport Federal does not offer special rates for jumbo certificates.

Maturity Period	Amount
(In thousands)
Three months or less	$3,083
Over three through six months	4,186
Over six through twelve months	5,705
Over twelve months	10,079

Total	$23,053

Borrowings. Newport Federal utilizes borrowings from the Federal Home Loan Bank of Boston and repurchase agreements to supplement Newport Federal’s supply of funds for loans and investments.

Newport Bancorp’s borrowings decreased by $30.9 million to $102.8 million at December 31, 2012, due to excess liquidity available as borrowings matured. For additional information regarding borrowings, see Note 7 to the Notes to Consolidated Financial Statements included in this proxy statement/prospectus.

Comparison of Operating Results for the Years Ended December 31, 2012 and 2011

Overview. The following table provides selected performance, capital and asset quality ratios for the years ended December 31, 2012 and 2011, expressed as percentages.

	At or For the Years Ended December 31,
	2012	2011
Performance Ratios:
Return on average assets	0.34%	0.32%
Return on average equity	2.96	2.83
Interest rate spread (1)	3.21	3.49
Net interest margin (2)	3.38	3.69
Non-interest expense to average assets	2.80	3.07
Efficiency ratio (3)	79.98	80.64
Average interest-earning assets to average interest-bearing liabilities	112.81	112.26
Average equity to average assets	11.36	11.25

Capital Ratios (Bank Only):
Tangible capital	10.00	9.50
Leverage capital	10.00	9.50
Total risk-based capital	17.10	16.00

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans (4)	1.12	1.05
Allowance for loan losses as a percent of nonperforming loans	186.62	194.19
Net charge-offs to average outstanding loans during the period	0.19	0.31
Non-performing loans as a percent of total loans (4)	0.60	0.54

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Total loans are presented before the allowance for loan losses but include deferred costs/fees. Construction loans are included net of unadvanced funds.

Net income in 2012 was $1.6 million compared to $1.5 million in 2011. The increase was due to the $102,000 decrease in the provision for loan losses, the $71,000 increase in non-interest income, the $961,000 decrease in non-interest expenses and the $106,000 decrease in the tax provision, partially offset by the $1.1 million decrease in Newport Bancorp’s net interest income.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using daily average balances, nonaccrual loans are included in average balances only, and loan fees are included in interest income on loans. None of the income reflected in the following table is tax-exempt income.

	Years Ended December 31,
	2012			2011
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$358,929	$17,800	4.96%	$353,495	$19,176	5.42%
Securities	34,792	1,510	4.34	41,892	2,041	4.87
Other interest-earning assets	14,626	75	0.51	9,299	48	0.52

Total interest-earning assets	408,347	19,385	4.75	404,686	21,265	5.25

Bank-owned life insurance	11,262			10,886
Other noninterest-earning assets	44,525			39,138

Total assets	$464,134			$454,710

Liabilities and equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$76,726	223	0.29	$71,732	442	0.62
Savings accounts	35,186	28	0.08	31,003	43	0.14
Money market accounts	47,074	120	0.25	51,107	296	0.58
Certificates of deposit	69,529	819	1.18	70,355	969	1.38

Total interest-bearing deposits	228,515	1,190	0.52	224,197	1,750	0.78

Borrowings	133,467	4,390	3.29	136,305	4,581	3.36

Total interest-bearing liabilities	361,982	5,580	1.54	360,502	6,331	1.76

Noninterest-bearing demand deposits	44,078			38,874
Other noninterest-bearing liabilities	5,332			4,187

Total liabilities	411,392			403,563
Equity	52,742			51,147

Total liabilities and equity	$464,134			$454,710

Net interest income		$13,805			$14,934

Interest rate spread			3.21%			3.49%
Net interest margin			3.38%			3.69%
Average interest-earning assets to average interest-bearing liabilities			112.81%			112.26%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on Newport Bancorp’s net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2012 Compared to 2011
	Increase (Decrease) Due to
	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$291	$(1,667)	$(1,376)
Securities	(323)	(208)	(531)
Other interest-earning assets	27	—	27

Total interest-earning assets	(5)	(1,875)	(1,880)

Interest expense:
Deposits	33	(593)	(560)
Borrowings	(94)	(97)	(191)

Total interest-bearing liabilities	(61)	(690)	(751)

Change in net interest income	$56	$(1,185)	$(1,129)

Net Interest Income. Net interest income for the year ended December 31, 2012 was $13.8 million, compared to $14.9 million for the year ended December 31, 2011, a decrease of 7.6%, primarily due to a 29 basis point decrease in Newport Bancorp’s net interest rate spread. The decrease in net interest income was primarily due to a decrease in the interest earned on loans and securities, partially offset by a decrease in the interest expense from deposits and borrowings. The yield on interest-earning assets decreased to 4.75% in 2012 from 5.25% in 2011, a decrease of 50 basis points. This decline in the yield was partially offset by an increase in the average balance of interest-earning assets, resulting in a decrease of $1.9 million of income earned on such assets. The cost of interest-bearing liabilities decreased to 1.54% in 2012 from 1.76% in 2011, a decrease of 22 basis points. The average balance of interest-bearing deposits increased $4.3 million, or 1.9%, for the year ended December 31, 2012, as the average cost of interest-bearing deposits decreased by 26 basis points in the year ended December 31, 2012, resulting in a $560,000 decrease in interest expense on such deposits. With the short-term market interest rates at their current all-time low levels, customers continue to show a preference for higher-yielding core accounts and short-term time deposits, rather than the longer-term time deposit accounts. The average balance of borrowings decreased $2.8 million in 2012 and the low interest rate environment contributed to the $191,000, or 7 basis points, decrease in total cost of borrowings from 2011 to 2012. When older and higher-cost borrowings matured, newer and lower-cost borrowings were purchased, which contributed to the decrease in the cost of borrowings during 2012.

Provision for Loan Losses. The loan loss provision for the years ended December 31, 2012 and December 31, 2011 was $1.0 million and $1.1 million, respectively. The provision decreased primarily due to changes in the loan portfolio mix, an increase in recoveries and a decrease in charge-offs, offset by loan growth and an increase in allocated reserves for impaired loans that have been restructured.

Non-Interest Income. The following table shows the components of non-interest income and the percentage changes from year to year.

	Years Ended December 31,
	2012	2011	% Change
	(In thousands)
Customer service fees	$1,880	$1,929	(2.5)%
Bank-owned life insurance	532	383	38.9
Miscellaneous	45	74	(39.2)

Total	$2,457	$2,386	3.0%

Non-interest income for 2012 totaled $2.5 million, an increase of $71,000, or 3.0%, compared to 2011. The increase in non-interest income is primarily due to the $149,000 increase in bank-owned life insurance income, due to $164,000 in income relating to death benefits in 2012, partially offset by a decrease in customer service fees earned on checking accounts.

Non-Interest Expense. The following table shows the components of non-interest expense and the percentage changes for the years indicated.

	Years Ended December 31,
	2012	2011	% Change
	(In thousands)
Salaries and employee benefits	$6,885	$7,699	(10.6)%
Occupancy and equipment	2,192	2,185	0.3
Data processing	1,682	1,564	7.5
Professional fees	670	535	25.2
Marketing	577	711	(18.8)
FDIC insurance	339	343	(1.2)
All other	661	930	(28.9)

Total	$13,006	$13,967	(6.9)

Efficiency ratio	79.98%	80.64%	(0.8)%

Total non-interest expenses for 2012 decreased to $13.0 million from $14.0 million for 2011, a decrease of 6.9%. The decrease in total non-interest expense between the two years is attributable to decreases in salaries and employee benefits, marketing costs and other general and administrative expenses, partially offset by increases in data processing costs and professional fees. The decrease in salaries and benefits is primarily due to a decrease in salary costs and a reduction in the stock-based compensation expense associated with option grants and restricted stock awards. The accelerated method of expense recognition was adopted at the inception of the equity incentive plan on October 1, 2007, resulting in a higher stock-based compensation expense in 2011 compared to 2012. The decrease in marketing costs is a result of a continued effort by management to reduce advertising and marketing expenses. The decrease in other general and administrative expenses is primarily due to decreases in foreclosed real estate and stationery and office supply expenses.

Income Tax Expense. The income tax expense for 2012 was $676,000 compared to the income tax expense of $782,000 for 2011. The effective tax rates were 30.2% and 35.0% in 2012 and 2011, respectively. The effective tax rates in 2012 and 2011 include the non-deductible compensation expense recorded for a portion of the incentive stock options, partially offset by non-taxable BOLI income. The effective tax rate decrease is primarily due to higher non-taxable BOLI income and lower state income taxes in 2012 compared to 2011.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Newport Bancorp’s most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that Newport Bancorp faces are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in Newport Federal’s customer base or revenue.

Credit Risk Management. Newport Federal’s strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, Newport Federal takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due a late notice is sent to the borrower. When the loan becomes 18 days past due, a more formal letter is sent. When a loan becomes 25 days past due, the borrower is typically called. After 30 days, Newport Federal regards the borrower as in default. The borrower is promptly sent a letter from Newport Federal’s attorney and Newport Federal may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, Newport Federal institutes collection proceedings and attempts to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that it owns.

Analysis of Nonperforming and Classified Assets. Newport Bancorp considers repossessed assets, nonaccrual loans and loans that are 90 days or more past due and accruing to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

The following table provides information with respect to Newport Federal’s nonperforming assets at the dates indicated.

	At December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Nonaccrual loans:
One-to-four family residential	$518	$1,052	$108	$—	$—
Equity loans and lines of credit	56	—	—	—	—
Commercial and multi-family residential	1,586	858	—	860	—

Total	2,160	1,910	108	860	—
Accruing loans past due 90 days or more	—	—	—	—	—

Total nonperforming loans		1,910	108	860	—
Foreclosed real estate	—	839	100	—	—
Other nonperforming assets	—	—	—	—	—

Total nonperforming assets	2,160	2,749	208	860	—
Performing troubled debt restructurings	3,116	—	—	—	—

Total non-performing assets and performing troubled debt restructurings	$5,276	$2,749	$208	$860	$—

Total nonperforming loans to total loans	0.60%	0.55%	0.03%	0.24%	0.00%
Total nonperforming loans to total assets	0.48%	0.42%	0.02%	0.19%	0.00%
Total nonperforming assets to total assets	0.48%	0.61%	0.05%	0.19%	0.00%

Gross interest income that would have been recorded for 2012 had nonaccrual loans been current according to their original terms, amounted to $105,000. The amount of interest income on such loans on a cash basis that was included in net income in 2012 was $94,000.

Nonaccrual loans at December 31, 2012, consist of two one-to-four family residential mortgage loans, one equity loan and four commercial and multi-family residential mortgage loans. There are no losses expected on these loans.

Federal regulations require Newport Federal to review and classify Newport Federal’s assets on a regular basis. In addition, the OCC has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that Newport Federal will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving close attention. When Newport Federal classifies an asset as substandard or doubtful, the asset is assessed for impairment, and if impaired, a specific valuation allowance for loan losses is established. If classified loans are not deemed to be impaired, Newport Federal applies a general reserve as further described below. If Newport Federal classifies an asset as loss, it is charged off at an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of classified and special mention assets at the dates indicated.

	At December 31,
	2012	2011	2010
	(Dollars in thousands)
Special mention loans	$10,417	$10,294	$10,030
Substandard loans	10,908	6,782	3,204
Substandard securities	—	—	—
Doubtful assets	—	—	—
Loss assets	—	—	—

Total classified assets	$21,325	$17,076	$13,234

At December 31, 2012, loans classified as substandard consist of twelve commercial and multi-family residential mortgage loans, two one-to-four family residential mortgage loans and one equity loan. Other than disclosed in the above tables, there are no other loans at December 31, 2012 that management has doubts about the ability of the borrowers to comply with the present loan repayment terms.

Troubled Debt Restructurings. A modified loan is considered to be a troubled debt restructuring, or “TDR”, when two conditions are met: 1) the borrower is experiencing financial difficulties and 2) the modification constitutes a concession. These concessions include modifications of the terms of the debt such as reduction of the stated interest rate other than normal market rate adjustments, extension of maturity dates, or reduction of principal balance or accrued interest. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit Newport Bancorp by increasing the ultimate probability of collection.

Newport Bancorp’s policy is to place all TDR loans on non-accrual status for a minimum period of three months, if they were performing to the terms of their original loan. If the loan was non-accrual status prior to the restructuring, the TDR loan is placed on non-accrual status for a minimum period of six months. Loans qualify for return to accrual status once they have demonstrated performance with the restructured terms of the loan agreement for a minimum of three to six months. Commercial TDRs are evaluated on a case-by-case basis. Initially, all TDRs are reported as impaired. Generally, a TDR is classified as an impaired loan and a TDR for the remaining life of the loan. Impaired classification may be removed if the borrower demonstrates compliance with the modified terms and the restructuring agreement specifies an interest rate equal to that which would be provided to a borrower with similar credit at the time of restructuring.

As a result of weakened economic conditions, Newport Bancorp experienced troubled debt restructuring events involving commercial and residential borrowers during 2012.

The following table presents loans that have been restructured as TDRs at December 31, 2012:

(In thousands)
Mortgage loans:
One-to-four family residential	$518
Equity loans and lines of credit	56
Commercial and multi-family residential	3,493

Total	$4,067

There were no troubled debt restructurings at December 31, 2011 and 2010.

Gross interest income that would have been recorded in 2012 had Newport Federal’s troubled debt restructurings been current in accordance with their original terms was $225,000. Interest income recognized on such loans for 2012 was $203,000.

For additional information and discussion regarding Newport Federal’s TDRs, see Note 4 to the Notes to Consolidated Financial Statements included in this proxy statement/prospectus.

Delinquencies. The following table provides information about delinquencies under 90 days in Newport Federal’s loan portfolio at the dates indicated.

	At December 31,
	2012		2011		2010
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(Dollars in thousands)
Mortgage loans:
One-to-four family residential	$1,075	$—	$149	$690	$220	$—
Equity loans and lines of credit	—	—	57	150	—	—
Commercial and multi-family residential	—	—	199	—	618	—

Total	$1,075	$—	$405	$840	$838	$—

Delinquent loans to total loans	0.30%	0.00%	0.11%	0.24%	0.23%	0.00%

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. Newport Federal evaluates the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Newport Federal’s methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) an allocated valuation allowance on identified impaired loans; and (2) a general allowance on the remainder of the loan portfolio. Although Newport Federal determines the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

Allocated Allowance on Identified Impaired Loans. Newport Federal identifies impaired loans by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectability. A loan is considered impaired when, based on current information and events, it is probable that Newport Federal will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

General Allowance on the Remainder of the Loan Portfolio. Newport Federal establishes a general allowance for loans that are not impaired loans, to recognize the inherent losses associated with lending activities. This general allowance is determined by segregating the loans by loan type and risk classification and assigning allowance percentages to each category. The percentages are adjusted for significant changes in factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting Newport Federal’s primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment.

Newport Federal engages an independent third party to conduct an annual review of its commercial real estate portfolio. This loan review, which typically includes a 50% penetration of the commercial real estate portfolio, provides a credit evaluation of individual loans to determine whether the risk ratings assigned are appropriate.

The OCC, as an integral part of its examination process, periodically reviews Newport Federal’s allowance for loan losses. The OCC may require Newport Federal to make additional provisions for loan losses based on judgments different from management’s.

At December 31, 2012 and 2011, the allowance for loan losses represented 1.12% and 1.05% of total loans, respectively. At December 31, 2012, $282,000 of the allowance was allocated to impaired loans that have been restructured. No portion of the allowance was allocated to impaired loans at December 31, 2011. The allowance for loan losses was $4.0 million and $3.7 million at December 31, 2012 and December 31, 2011, respectively. The increase in the allowance for loan losses as a percentage of the loan portfolio was primarily due to the allowance allocated to impaired loans and additional general reserves provided due to an increase in non-impaired classified loans which, although currently performing, represent increased risk. Newport Federal currently does not originate sub-prime residential mortgage loans. There are $21.3 million of classified and criticized loans that are under watch by management. Total classified and criticized loans consist of $10.9 million in the substandard category and $10.4 million in the special mention category. The special mention category consists of $10.4 million of commercial real estate loans and one $22,000 commercial loan. The substandard category consists of $10.3 million of commercial real estate loans, $518,000 of one-to-four family residential real estate loans and $56,000 of a home equity loan. Total classified and criticized loans represent 5.9% of Newport Bancorp’s total gross loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2012			2011
	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans
	(Dollars in thousands)
Mortgage loans:
One-to-four family residential	$1,212	30.07%	63.41%	$1,070	28.85%	58.79%
Equity loans and lines of credit	134	3.32	4.72	147	3.96	5.55
Commercial and multi-family residential	2,589	64.23	30.36	2,373	63.99	33.81
Construction	76	1.89	1.14	94	2.53	1.42
Commercial	15	0.37	0.28	19	0.51	0.32
Consumer	5	0.12	0.09	6	0.16	0.11

Total allowance for loan losses	$4,031	100.00%	100.00%	$3,709	100.00%	100.00%

	At December 31,
	2010			2009
	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans
	(Dollars in thousands)
Mortgage loans:
One-to-four family residential	$1,028	28.00%	56.49%	$956	27.57%	53.67%
Equity loans and lines of credit	173	4.71	6.40	142	4.10	7.27
Commercial and multi-family residential	2,353	64.08	35.21	2,171	62.62	35.74
Construction	89	2.42	1.37	167	4.82	2.73
Commercial	25	0.68	0.45	28	0.81	0.53
Consumer	4	0.11	0.08	3	0.08	0.06

Total allowance for loan losses	$3,672	100.00%	100.00%	$3,467	100.00%	100.00%

	At December 31,
	2008
	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans
	(Dollars in thousands)
Mortgage loans:
One-to-four family residential	$916	31.33%	54.53%
Equity loans and lines of credit	167	5.71	9.03
Commercial and multi-family residential	1,632	55.81	32.30
Construction	168	5.75	3.32
Commercial	32	1.09	0.64
Consumer	9	0.31	0.18

Total allowance for loan losses	$2,924	100.00%	100.00%

Although management believes the best information available was used to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and Newport Bancorp’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while management believes it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the loan portfolio, will not require an increase in the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect Newport Bancorp’s financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Balance at beginning of year	$3,709	$3,672	$3,467	$2,924	$2,399

Provision for loan losses	1,019	1,121	956	593	568

Charge offs:
Mortgage loans:
One-to-four family residential	—	120	—	—	—
Equity loans and lines of credit	25	71	124	50	40
Commercial and multi-family residential	752	867	639	—	—
Commercial loans	—	37	6	—	—
Consumer loans	—	—	3	—	7

Total charge-offs	777	1,095	772	50	47

Recoveries:
Mortgage loans:
One-to-four family residential	—	—	—	—	—
Equity loans and lines of credit	—	—	21	—	—
Commercial and multi-family residential	80	9	—	—	—
Commercial loans	—	2	—	—	—
Consumer loans	—	—	—	—	4

Total recoveries	80	11	21	—	4

Net charge-offs	697	1,084	751	50	43

Balance at end of year	$4,031	$3,709	$3,672	$3,467	$2,924

Net charge-offs to average loans outstanding during the year	0.19%	0.31%	0.22%	0.01%	0.01%

Qualitative Aspects of Market Risk. Newport Bancorp’s most significant form of market risk is interest rate risk. Newport Bancorp manages the interest rate sensitivity of its interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect earnings while decreases in interest rates may beneficially affect earnings. To reduce the potential volatility of Newport Bancorp’s earnings, it has sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Newport Bancorp’s strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and periodically selling fixed-rate mortgage loans and available-for-sale investment securities.

Newport Bancorp has an Asset Liability Management Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Quantitative Aspects of Market Risk. Newport Bancorp uses an interest rate sensitivity analysis prepared by the OCC to review Newport Bancorp’s level of interest rate risk. This analysis measures interest rate risk by computing changes in net economic value of equity (EVE) of Newport Bancorp’s cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net

EVE represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that Newport Bancorp might take to counter the effect of that interest rate movement. Newport Bancorp measures interest rate risk by modeling the changes in EVE over a variety of interest rate scenarios.

The following table presents the change in Newport Bancorp’s net EVE at November 30, 2012 (the most current information available), that would occur in the event of an immediate change in interest rates with no effect given to any steps that Newport Bancorp might take to counteract that change. Newport Bancorp expects that its net EVE at December 31, 2012 is consistent with the table below.

Basis Point (“bp”) Change in Rates	Net EVE			Net EVE as % of Economic Value of Assets
	Amount	Change	% Change	EVE Ratio	Change (bp)
	(Dollars in thousands)
400	$45,209	$(13,191)	(22.6)	10.88%	(175)
300	48,632	(9,768)	(16.7)	11.38	(125)
200	53,276	(5,124)	(8.8)	12.11	(52)
100	56,951	(1,449)	(2.5)	12.60	(3)
0	58,400	0	0	12.63	0
(100)	50,319	(8,081)	(13.8)	10.85	(178)

The OCC uses certain assumptions in assessing the interest rate risk of savings banks. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

The Committee also measures and evaluates interest rate risk using income simulation analysis. This analysis considers the maturity and repricing characteristics of assets and liabilities, as well as the relative sensitivities of these balance sheet components over a range of interest rate scenarios. Interest rate scenarios tested generally include instantaneous rate shocks, rate ramps over a one-year period, and static (or flat) rates. The simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specified time horizon, usually a two-year period.

The table below sets forth, as of November 30, 2012, the estimated changes in Newport Bancorp’s net interest income that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

	% Change in Estimated Net Interest Income Over the Next 12 Months	% Change in Estimated Net Interest Income Over Months 13-24
200 basis point increase in rates	(0.7)%	(5.3)%
Flat interest rates	0.0%	(4.0)%
100 basis point decrease in rates	(0.1)%	(9.4)%

As indicated in the table above, the result of an immediate 200 basis point parallel increase in interest rates is estimated to decrease net interest income by 0.7% over a 12-month horizon, and decrease net interest income by 5.3% for months 13-24, when compared to the flat rate scenario, which assumes no increase in interest-bearing checking rates except for high balance interest bearing checking which increase 75 basis points (BP), an increase in savings rates of 50-75 BP and an increase in money market rates of 150 basis points. These assumptions are based on Newport Federal’s past experience with the changes in rates paid on these non-maturity deposits coincident with changes in market interest rates. The estimated change in net interest income from the flat rate scenario for a 100 basis point parallel decline in the level of interest rates is a decrease of 0.1% over the 12 month horizon and a decrease of 9.4% for months 13-24, which assumes no decrease in interest-bearing checking rates, except for high balance accounts which decrease 5 BP, savings rates decreasing 3-5 BP and a decrease in money market rates of 25-38 basis points. These assumptions are based on Newport Federal’s past experience with the changes in rates paid on these non-maturity deposits coincident with changes in market interest rates.

There are inherent shortcomings in income simulation, given the number and variety of assumptions that must be made in performing the analysis. The assumptions relied upon in making these calculations of interest rate sensitivity include the level of market interest rates, the shape of the yield curve, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the degree to which non-maturity deposits react to changes in market rates, the expected prepayment rates on loans and mortgage-backed securities, the degree to which early withdrawals occur on certificates of deposit and the volume of other deposit flows. As such, although the analysis shown above provides an indication of Newport Bancorp’s sensitivity to interest rate changes at a point in time, these estimates are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Newport Bancorp’s net interest income and will differ from actual results.

The table below shows Newport Bancorp’s interest rate sensitivity gap position at December 31, 2012, indicating the amount of interest-earning assets and interest-bearing liabilities that are anticipated to mature or reprice in each of the future time periods shown. Generally, these assets and liabilities are shown in the table based on the earlier of the time remaining to repricing or contractual maturity. However, savings, money market deposit and interest bearing deposit accounts are assumed to have an annual rate of withdrawal (decay rate) of 10%.

	At December 31, 2012
	Up to One Year	More than One Year to Two Years	More than Two Years to Three Years	More than Three Years to Five Years	More than Five Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$8,792	$7,920	$6,604	$30,852	$306,053	$360,221
Securities	—	—	—	—	22,307	22,307
Short-term investments	15,732	—	—	—	—	15,732

Total interest-earning assets	24,524	7,920	6,604	30,852	328,360	398,260

Interest-bearing liabilities:
Savings deposits	3,842	3,458	3,111	2,801	25,206	38,418
Money market deposits	4,440	3,996	3,597	3,237	29,134	44,404
Interest-bearing demand deposits	8,206	7,385	6,647	5,982	53,839	82,059
Certificates of deposits	39,850	8,094	11,001	3,729	12,946	75,620
Borrowings	32,000	10,500	29,797	12,000	18,500	102,797

Total interest-bearing liabilities	88,338	33,433	54,153	27,749	139,625	343,298

Interest rate sensitivity gap	$(63,814)	$(25,513)	$(47,549)	$3,103	$188,735	$54,962

Interest rate sensitivity gap as a % of total assets	(14.20)%	(5.68)%	(10.58)%	0.69%	42.00%
Cum. interest rate sensitivity gap	$(63,814)	$(89,237)	$(136,876)	$(133,773)	$54,962

Cum. interest rate sensitivity gap as a % of total assets	(14.20)%	(19.88)%	(30.46)%	(29.77)%	12.23%

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. The primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Newport Federal regularly adjusts its investments in liquid assets based upon management’s assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of Newport Federal’s asset/liability management policy.

The most liquid assets are cash and cash equivalents. The levels of these assets depend on the operating, financing, lending and investing activities during any given period. At December 31, 2012, cash and cash equivalents totaled $36.0 million. At December 31, 2012, Newport Bancorp had the ability to borrow a total of approximately $68.2 million of additional advances from the Federal Home Loan Bank of Boston. On December 31, 2012, Newport Bancorp had $87.8 million of advances outstanding.

At December 31, 2012, Newport Federal had $21.8 million in loan commitments outstanding, which consisted of $2.1 million of real estate loan commitments, $13.6 million in unused home equity lines of credit, $3.4 million in construction loan commitments and $2.7 million in commercial lines of credit commitments. Certificates of deposit due within one year of December 31, 2012 totaled $39.9 million, or 52.7% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customer’s hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with Newport Federal, it will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, Newport Federal may be required to pay higher rates on such deposits or other borrowings than it currently pays on the certificates of deposit due on or before December 31, 2012. Newport Federal believes, based on past experience, that a significant portion of Newport Federal’s certificates of deposit will remain with Newport Federal. Newport Federal has the ability to attract and retain deposits by adjusting the interest rates offered.

Newport Federal’s primary investing activities are the origination and purchase of loans and the purchase of securities. The primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Newport Federal and its local competitors and other factors. Newport Federal generally manages the pricing of its deposits to be competitive. Occasionally, promotional rates are offered on certain deposit products to attract deposits.

Capital Resources. Newport Federal is subject to various regulatory capital requirements administered by the OCC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, Newport Federal exceeded all of its regulatory capital requirements. Newport Federal is considered “well capitalized” under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, Newport Federal engages in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in Newport Bancorp’s financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about Newport Bancorp’s loan commitments and unused lines of credit, see Note 11 to the Consolidated Financial Statements included in this proxy statement/prospectus.

For the year ended December 31, 2012, Newport Bancorp did not engage in any off-balance sheet transactions reasonably likely to have a material effect on Newport Bancorp’s financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this proxy statement/prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on Newport Bancorp’s operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

STOCK OWNERSHIP OF NEWPORT BANCORP

The following table provides information as of [Record Date], with respect to persons known by Newport Bancorp to be the beneficial owners of more than 5% of Newport Bancorp’s outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power. Percentages are based on 3,544,722 shares of Newport Bancorp common stock issued and outstanding as of [Record Date].

Name and Address	Number of Shares Owned	Percent of Common Stock Owned
Newport Federal Savings Bank Employee Stock Ownership Plan Trust (1) 100 Bellevue Avenue Newport, RI 02840	374,335	10.6%

Sandler O’Neill Asset Management, LLC (2) Terry Maltese 150 East 52nd Street, 30th Floor New York, New York 10022	344,200	9.7%

Wellington Management Company, LLP (3) 75 State Street Boston, MA 02109	339,160	9.6%

Thomas Horstmann & Bryant, Inc. (4) 501 Merritt #7 Norwalk, CT 06851	337,371	9.5%

NewportFed Charitable Foundation (5) 100 Bellevue Avenue Newport, RI 02840	266,359	7.5%

Bay Pond Partners, L.P. (6) Wellington Hedge Management, LLC c/o Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	241,389	6.8%

Name and Address	Number of Shares Owned	Percent of Common Stock Owned
M3 Partners, LP (7) M3 Funds, LLC M3F, Inc. Jason A. Stock William C. Waller 215 South State Street, Suite 1170 Salt Lake City, UT 84111	213,020	6.0%

(1)	Under the terms of the plan, participants are entitled to direct the trustee (Pentegra Trust Company) how to vote all shares of Newport Bancorp common allocated to their accounts. In accordance with the terms of the ESOP and ESOP Trust Agreement, all unallocated shares of Newport Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received are voted by Pentegra Trust Company in the same proportion as shares for which the trustee received voting instructions from other plan participants, subject to the exercise of its fiduciary duties. As a directed trustee, Pentegra Trust Company votes the shares of Newport Bancorp in accordance with the ESOP Plan and Trust.
(2)	On a Schedule 13F filed on February 14, 2013, Sandler O’Neill Asset Management, LLC and Terry Maltese each reported shared voting and dispositive power with respect to 344,200 shares of the Newport Bancorp common stock.
(3)	Wellington Management Company, LLP (“Wellington Management”) reported shared dispositive power and shared voting power with respect to 339,160 shares and 327,846 shares, respectively, of Newport Bancorp’s common stock on a Schedule 13G/A filed on February 14, 2013. Wellington reported that it filed the Schedule 13G/A in its capacity as financial advisor and that the shares were owned of record by its clients, including Bay Pond Partners which owns over 5% of SI Financial’s common stock. See footnote 7 below.
(4)	Thompson Horstmann & Bryant reported sole voting and dispositive power with respect to 337,371 shares of Newport Bancorp’s common stock on a Schedule 13G/A dated February 12, 2013.
(5)	The foundation’s gift instrument requires that all shares of common stock held by the foundation must be voted in the same ratio as all other shares of Newport Bancorp common stock are voted on all proposals considered by stockholders of Newport Bancorp. However, the board of directors of the foundation, acting as a group, has dispositive power over the shares of Newport Bancorp common stock held by the foundation. The board of directors of the foundation consist of Kevin M. McCarthy, Ray D. Gilmore, II, Kelly Lee, Nino Moscardi, Mark Stenning, Judith A. Tucker and Bruce A. Walsh.
(6)	Wellington Hedge Management, LLC and Bay Pond Partners, L.P. each reported shared dispositive and voting power with respect to 241,389 shares of Newport Bancorp’s common stock on a Schedule 13G/A dated February 14, 2013.
(7)	Each person or entity listed reported shared voting and dispositive power with respect to 213,020 shares of Newport Bancorp’s common stock on a Schedule 13G/A filed on February 8, 2013.

The following table provides information as of [Record Date] about the shares of Newport Bancorp common stock that may be considered to be beneficially owned by each director, named executive officer listed in the Summary Compensation Table and all directors and executive officers of Newport Bancorp as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown. Percentages are based on 3,544,722 shares of Newport Bancorp common stock issued and outstanding as of [Record Date].

Name	Number of Shares Owned		Percent of Common Stock Outstanding
Directors
Peter T. Crowley	28,200	(1)	*
William R. Harvey	23,200	(1)	*
Michael J. Hayes	27,200	(1)	*
Donald N. Kaull	28,200	(1)	*
Arthur H. Lathrop	13,800	(2)	*
Arthur P. Macauley	23,388	(1)(3)	*
Kevin M. McCarthy	191,234	(4)	5.2%
Nino Moscardi	111,898	(5)	3.1%
Kathleen A. Nealon	11,700	(1)	*
Alicia S. Quirk	18,200	(1)	*
Barbara Saccucci-Radebach	27,200	(1)(6)	*
Named Executive Officer Who Is Not Also A Director
Ray D. Gilmore, II	92,725	(7)	2.6%
All directors and executive officers as a group (13 persons)	679,651		17.9%

*	Less than 1%.
(1)	Includes 9,200 options exercisable within 60 days.
(2)	Includes 9,200 options exercisable within 60 days, and 100 shares held by Mr. Lathrop’s son.
(3)	Includes 200 shares held by Mr. Macauley’s son and 3,500 shares held by his spouse’s IRA.
(4)	Includes 105,000 options exercisable within 60 days, 37,731 shares held in the Newport Bancorp, Inc. Stock Fund through the Bank’s 401(k) plan, 12,403 ESOP shares, and 100 shares held by Mr. McCarthy’s daughter.
(5)	Includes 65,000 options exercisable within 60 days, 18,794 shares held in the Newport Bancorp, Inc. Stock Fund through the Bank’s 401(k) plan, and 10,454 ESOP shares.
(6)	Includes 7,000 shares held by Ms. Saccucci-Radebach’s spouse in his IRA account.
(7)	Includes 55,000 options exercisable within 60 days, 12,745 shares held in the Newport Bancorp, Inc. Stock Fund through the Bank’s 401(k) plan, and 9,502 ESOP shares.

LEGAL MATTERS

The validity of the SI Financial common stock to be issued in the proposed merger has been passed upon for SI Financial by Kilpatrick Townsend & Stockton LLP, Washington, DC. Certain U.S. federal income taxes consequences relating to the merger will be passed upon for SI Financial by Kilpatrick Townsend & Stockton LLP and passed upon for Newport Bancorp by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

EXPERTS

The consolidated financial statements of SI Financial as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 have been included in this proxy statement/prospectus in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, appearing in SI Financial’s 2012 annual report on Form 10-K incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Newport Bancorp as of December 31, 2012 and 2011 and for the years then ended have been included in this proxy statement/prospectus in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, appearing herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS AND NOMINATIONS

SI Financial

SI Financial must receive proposals that shareholders seek to have included in the proxy statement for SI Financial’s next annual meeting no later than             , 2013. If next year’s annual meeting is held on a date more than 30 calendar days from             , 2014, a stockholder proposal must be received by a reasonable time before SI Financial begins to print and mail its proxy solicitation materials. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

SI Financial’s Bylaws provide that for a shareholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a shareholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days before the date of the meeting; provided that if less than 100 days notice or prior public disclosure of the meeting is given or made to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

Newport Bancorp

Newport Bancorp will hold an annual meeting for the year ending December 31, 2013 only if the merger is not completed. Newport Bancorp’s bylaws provide that for a shareholder to make nominations for the election of directors or proposals for the business to be brought before an annual meeting, a shareholder must deliver notice of such nominations and/or proposals in writing to the Secretary of Newport Bancorp not less than 90 days before the date of the annual meeting. However, if less than 100 days notice or prior public disclosure of the date of annual meeting is given to shareholders, such notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed to shareholders or prior public disclosure of the meeting date was made.

Newport Bancorp must receive proposals that stockholders seek to include in the proxy statement for its next annual meeting no later than             , 2014. If next year’s annual meeting is held on a date more than 30 calendar days from             , 2014, a stockholder proposal must be received by a reasonable time before Newport Federal begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

WHERE YOU CAN FIND MORE INFORMATION

SI Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document SI Financial files with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington DC 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, NE, Room 1580, Washington DC 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

SI Financial filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of SI Financial common stock to be issued to Newport Bancorp shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of SI Financial in addition to being a proxy statement of Newport Bancorp for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information concerning SI Financial and its subsidiaries has been furnished by SI Financial and all information concerning Newport Bancorp and its subsidiaries has been furnished by Newport Bancorp.

Each Newport Bancorp shareholder will receive a separate copy of this proxy statement/prospectus, regardless of whether such shareholder is residing at a shared address with one or more other Newport Bancorp shareholders.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the agreement and plan of merger and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [Proxy Date]. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Newport Bancorp nor the issuance of shares of SI Financial common stock as contemplated by the agreement and plan of merger shall create any implication to the contrary.

SI Financial incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this document and the date of the shareholder meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

SI FINANCIAL FILINGS (FILE NO. 000-52947)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2012

• Quarterly Report on Form 10-Q	Three Months Ended March 31, 2013

• Current Reports on Form 8-K	February 21, 2013, March 5, 2013 and April 25, 2013 (other than information furnished under Regulation FD)

Documents incorporated by reference are available from SI Financial without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from SI Financial at the following address:

SI Financial Group, Inc.

803 Main Street

Willimantic, Connecticut 06226

Attention: Laurie L. Gervais, Corporate Secretary

Telephone: (860) 423-4581

If you would like to request documents from SI Financial, please do so by                 , 2013 to receive them before each company’s meeting of shareholders. If you request any incorporated documents, SI Financial will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Newport Bancorp, Inc.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2013	December 31, 2012
	(Unaudited) (Dollars in thousands)
Cash and due from banks	$19,119	$20,311
Short-term investments	1,176	15,732

Cash and cash equivalents	20,295	36,043
Securities held to maturity, at amortized cost	19,436	22,307
Federal Home Loan Bank stock, at cost	5,356	5,588
Loans	360,089	359,069
Allowance for loan losses	(3,983)	(4,031)

Loans, net	356,106	355,038

Premises and equipment, net	13,265	13,489
Accrued interest receivable	1,126	1,118
Net deferred tax asset	2,848	2,848
Bank-owned life insurance	11,123	11,456
Prepaid FDIC insurance	363	423
Other assets	673	1,103

Total assets	$430,591	$449,413

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$281,509	$289,674
Long-term borrowings	91,321	102,797
Accrued expenses and other liabilities	3,796	3,787

Total liabilities	376,626	396,258

Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 19,000,000 shares authorized; 4,878,349 shares issued	49	49
Additional paid-in capital	50,142	50,085
Retained earnings	21,984	21,843
Unearned compensation (201,638 and 208,143 shares at March 31, 2013 and December 31, 2012, respectively)	(2,016)	(2,081)
Treasury stock, at cost (1,333,627 and 1,378,627 shares at March 31, 2013 and December 31, 2012, respectively)	(16,194)	(16,741)

Total stockholders’ equity	53,965	53,155

Total liabilities and stockholders’ equity	$430,591	$449,413

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2013	2012
	(Unaudited) (Dollars in thousands, except per share data)
Interest and dividend income:
Loans	$4,136	$4,559
Securities	274	433
Other interest-earning assets	15	18

Total interest and dividend income	4,425	5,010

Interest expense:
Deposits	287	318
Long-term borrowings	738	1,131

Total interest expense	1,025	1,449

Net interest income	3,400	3,561
Provision for loan losses	—	281

Net interest income, after provision for loan losses	3,400	3,280

Non-interest income:
Customer service fees	414	437
Bank-owned life insurance	94	99
Miscellaneous	13	7

Total non-interest income	521	543

Non-interest expenses:
Salaries and employee benefits	1,575	1,774
Occupancy and equipment	546	528
Data processing	424	402
Professional fees	112	153
Merger expenses	530	—
Marketing	129	147
FDIC insurance	66	76
Other general and administrative	151	154

Total non-interest expenses	3,533	3,234

Income before income taxes	388	589
Provision for income taxes	247	187

Net income and comprehensive income	$141	$402

Weighted-average shares outstanding:
Basic	3,303,120	3,313,081
Diluted	3,392,494	3,328,762
Earnings per share:
Basic	$0.04	$0.12
Diluted	$0.04	$0.12

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2011	4,878,349	$49	$50,282	$20,282	$(2,413)	$(16,546)	$51,654
Comprehensive income	—	—	—	402	—	—	402
Share-based compensation—restricted stock	—	—	(4)	—	26	—	22
Share-based compensation—options	—	—	36	—	—	—	36
ESOP shares committed to be released (6,504 shares)	—	—	19	—	65	—	84
Purchase of treasury shares (200 shares)	—	—	—	—	—	(3)	(3)

Balance at March 31, 2012	4,878,349	$49	$50,333	$20,684	$(2,322)	$(16,549)	$52,195

Balance at December 31, 2012	4,878,349	$49	$50,085	$21,843	$(2,081)	$(16,741)	$53,155
Comprehensive income	—	—	—	141	—	—	141
Stock options exercised (45,000 shares)	—	—	16	—	—	547	563
ESOP shares committed to be released (6,504 shares)	—	—	41	—	65	—	106

Balance at March 31, 2013	4,878,349	$49	$50,142	$21,984	$(2,016)	$(16,194)	$53,965

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2013	2012
	(Unaudited) (Dollars in thousands)
Cash flows from operating activities:
Net income	$141	$402
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	281
Accretion of securities	(46)	(51)
Gain on sale of foreclosed real estate	—	(22)
Amortization of net deferred loan fees	(89)	(203)
Depreciation and amortization of premises and equipment	231	236
Share-based compensation and ESOP allocation	106	142
Income from bank-owned life insurance	(94)	(99)
Net change in:
Accrued interest receivable	(8)	27
Prepaid FDIC insurance	60	69
Other assets	430	105
Accrued expenses and other liabilities	9	(254)

Net cash provided by operating activities	740	633

Cash flows from investing activities:
Purchases of securities held to maturity	—	(3,997)
Redemption of Federal Home Loan stock	232	3,408
Principal payments received on securities held to maturity	2,917	142
Net loan originations	(979)	(5,129)
Proceeds from bank-owned life insurance	427	—
Proceeds from sales of foreclosed real estate	—	274
Additions to premises and equipment	(7)	(37)

Net cash provided (used) by investing activities	2,590	(5,339)

Cash flows from financing activities:
Net increase (decrease) in deposits	(8,165)	8,311
Proceeds from long-term borrowings	—	5,028
Repayment of long-term borrowings	(11,476)	—
Stock options exercised	563	—
Purchase of treasury stock	—	(3)

Net cash provided (used) by financing activities	(19,078)	13,336

Net change in cash and cash equivalents	(15,748)	8,630
Cash and cash equivalents at beginning of period	36,043	31,074

Cash and cash equivalents at end of period	$20,295	$39,704

Supplementary information:
Interest paid on deposit accounts	$283	$318
Interest paid on borrowings	766	1,133
Income taxes paid, net of refunds	37	1

See accompanying notes to unaudited consolidated financial statements.

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – PROPOSED MERGER ANNOUNCEMENT

On March 5, 2013, Newport Bancorp, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SI Financial Group, Inc. (“SI Financial”), the holding company of Savings Institute Bank and Trust Company, pursuant to which the Company will merge with and into SI Financial, with SI Financial as the surviving entity (the “Merger”). In addition, the Bank will merge with and into Savings Institute Bank and Trust Company. Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Company common stock will be converted into the right to receive either $17.55 in cash or 1.5129 shares of SI Financial common stock in exchange for each share of Company common stock held by them, subject to proration procedures so that 50 percent of the outstanding shares of Company common stock is converted into SI Financial common stock and the balance is converted into the cash consideration.

The Merger Agreement contains certain provisions under which the Merger Agreement may be terminated. If the Merger Agreement is terminated under certain circumstances, the Company has agreed to pay SI Financial a termination fee of $2.45 million.

The completion of the Merger is subject to customary closing conditions, including regulatory approval and approval by stockholders of the Company and SI Financial. The Merger is currently expected to be completed in the third quarter of 2013.

SI Financial is headquartered in Willimantic, CT and had total assets of $953,250,000 at December 31, 2012.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements include the accounts of the Company, its wholly-owned subsidiary, Newport Federal Savings Bank (the “Bank” or “Newport Federal”) and the Bank’s wholly-owned subsidiary, Newport Federal Investments, Inc. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Newport Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2012. The results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 3 – SECURITIES HELD TO MATURITY

The amortized cost and estimated fair value of securities, with gross unrealized gains and losses, follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
March 31, 2013
Government-sponsored enterprise residential mortgage-backed securities	$19,436	$1,909	$—	$21,345

December 31, 2012
Government-sponsored enterprise residential mortgage-backed securities	$22,307	$2,199	$—	$24,506

At March 31, 2013 and December 31, 2012, certain mortgage-backed securities were pledged to secure repurchase agreements (see Note 10).

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES

There were no changes during the three-month period ended March 31, 2013 in the Company’s loan policies, including those related to non-accrual loans, troubled debt restructurings and the allowance for loan losses methodology.

The following is a summary of the balances of loans at March 31, 2013 and December 31, 2012:

	March 31,	December 31,
	2013	2012
	(In thousands)
Mortgage loans:
One-to-four family residential	$230,168	$228,428
Equity loans and lines of credit	16,263	16,995
Commercial and multi-family residential	106,940	109,372
Construction	6,607	4,117

	359,978	358,912
Other loans:
Commercial loans	1,012	998
Consumer loans	285	311

Total loans	361,275	360,221
Less: Allowance for loan losses	(3,983)	(4,031)
Net deferred loan fees	(1,186)	(1,152)

Loans, net	$356,106	$355,038

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The following table provides further information pertaining to the allowance for loan losses:

	One-to-Four	Equity Loans	Commercial
	Family	and Lines	and Multi-Family		Other
	Residential	of Credit	Residential	Construction	Loans	Total
	(In thousands)
Three months ended March 31, 2013
Allowance for loan losses:
Balance at beginning of period	$1,212	$134	$2,589	$76	$20	$4,031
Provision (credit) for loans losses	7	(5)	(51)	49	—	—
Loans charged-off	—	—	(68)	—	—	(68)
Recoveries of loans previously charged-off	—	—	20	—	—	20

Balance at end of period	$1,219	$129	$2,490	$125	$20	$3,983

Three months ended March 31, 2012
Allowance for loan losses:
Balance at beginning of period	$1,070	$147	$2,373	$94	$25	$3,709
Provision (credit) for loans losses	6	17	289	(36)	5	281
Loans charged-off	—	(25)	(300)	—	—	(325)
Recoveries of loans previously charged-off	—	—	14	—	—	14

Balance at end of period	$1,076	$139	$2,376	$58	$30	$3,679

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The following table provides further information pertaining to the allowance for loan losses and impaired loans:

	One-to-Four	Equity Loans	Commercial
	Family	and Lines	and Multi-Family		Other
	Residential	of Credit	Residential	Construction	Loans	Total
	(In thousands)
March 31, 2013
Amount of allowance for loan losses for loans deemed to be impaired	$72	$7	$192	$—	$—	$271
Amount of allowance for loan losses for loans not deemed to be impaired	1,147	122	2,298	125	20	3,712

Total allowance for loan losses	$1,219	$129	$2,490	$125	$20	$3,983

Recorded investment in:
Loans deemed to be impaired	$515	$56	$4,741	$—	$—	$5,312
Loans deemed not to be impaired	229,653	16,207	102,199	6,607	1,297	355,963

Total	$230,168	$16,263	$106,940	$6,607	$1,297	$361,275

December 31, 2012
Amount of allowance for loan losses for loans deemed to be impaired	$72	$7	$203	$—	$—	$282
Amount of allowance for loan losses for loans not deemed to be impaired	1,140	127	2,386	76	20	3,749

Total allowance for loan losses	$1,212	$134	$2,589	$76	$20	$4,031

Recorded investment in:
Loans deemed to be impaired	$518	$56	$5,176	$—	$—	$5,750
Loans deemed not to be impaired	227,910	16,939	104,196	4,117	1,309	354,471

Total	$228,428	$16,995	$109,372	$4,117	$1,309	$360,221

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The following is a summary of past due and non-accrual loans at March 31, 2013 and December 31, 2012:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans on Non-accrual
	(In thousands)
March 31, 2013
Mortgage loans:
One-to-four family residential	$512	$244	$—	$756	$—
Equity loans and lines of credit	—	179	—	179	—
Commercial and multi-family residential	870	—	1,152	2,022	1,887

Total	$1,382	$423	$1,152	$2,957	$1,887

December 31, 2012
Mortgage loans:
One-to-four family residential	$1,075	$—	$—	$1,075	$518
Equity loans and lines of credit	—	—	—	—	56
Commercial and multi-family residential	—	—	1,209	1,209	1,586

Total	$1,075	$—	$1,209	$2,284	$2,160

At March 31, 2013 and December 31, 2012, there were no loans greater than ninety days past due and still accruing interest.

Further information pertaining to impaired loans follows:

	March 31, 2013		December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Impaired loans without a valuation allowance:
Mortgage loans:
Commercial and multi-family residential	$2,357	$2,613	$2,781	$2,970

	March 31, 2013			December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)
Impaired loans with a valuation allowance:
Mortgage loans:
One-to-four family residential	$515	$515	$72	$518	$518	$72
Equity loans and lines of credit	56	56	7	56	56	7
Commercial and multi-family residential	2,384	2,384	192	2,395	2,395	203

Total	$2,955	$2,955	$271	$2,969	$2,969	$282

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The following is a summary of the average recorded investment and interest income recognized on impaired loans for the periods indicated:

	Three Months Ended March 31, 2013
	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis
	(In thousands)
Mortgage loans:
One-to-four family residential	$517	$8	$—
Equity loans and lines of credit	56	1	—
Commercial and multi-family residential	4,929	111	9

Total	$5,502	$120	$9

	Three Months Ended March 31, 2012
	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis
	(In thousands)
Mortgage loans:
One-to-four family residential	$1,115	$6	$6
Equity loans and lines of credit	114	—	—
Commercial and multi-family residential	2,602	23	23

Total	$3,831	$29	$29

There were no additional funds committed to be advanced in connection with impaired loans at March 31, 2013 and December 31, 2012.

The following is a summary of troubled debt restructurings during the three months ended March 31, 2013. There were no troubled debt restructurings during the first quarter of 2012.

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)
Commercial and multi-family residential	1	$740	$740

The maturity term was extended for less than one year for one commercial real estate mortgage loan. Management performs a discounted cash flow calculation to determine the amount of impairment reserve required on all troubled debt restructurings. Any reserve required is recorded through the provision for loan losses.

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

The following tables present loans modified in a troubled debt restructuring within the previous twelve months for which there was a payment default, defined as 30 days past due, during the three months ended March 31, 2013.

	Number of Contracts	Recorded Investment
	(Dollars in thousands)
Commercial and multi-family residential	2	$1,092

Credit Quality Information:

The Company utilizes a nine-grade internal loan rating system for commercial and multi-family residential loans, construction loans and commercial loans as follows:

Loans rated 1 – 4 are considered “pass” loans with low to average risk.

Loans rated 5 are considered “watch” loans. Loans classified as watch are “pass” loans that management is monitoring more closely but remain acceptable credit.

Loans rated 6 are considered “special mention.” These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 7 are considered “substandard.” Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated 8 are considered “doubtful.” Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 9 are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted.

On a quarterly basis, or more often if needed, the Company formally reviews the ratings on all commercial and multi-family residential, construction and commercial loans. Annually, the Company engages an independent third-party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its review process.

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (concluded)

Credit Quality Information (concluded)

Information pertaining to the Company’s loans by risk rating follows:

	Commercial and Multi-family Residential	Construction	Commercial Loans	Total
	(In thousands)
March 31, 2013
Loans rated 1- 4	$76,931	$1,467	$995	$79,393
Loans rated 5	8,780	5,140	—	13,920
Loans rated 6	11,501	—	17	11,518
Loans rated 7	9,728	—	—	9,728
Loans rated 8	—	—	—	—
Loans rated 9	—	—	—	—

	$106,940	$6,607	$1,012	$114,559

December 31, 2012
Loans rated 1 - 4	$78,391	$1,343	$976	$80,710
Loans rated 5	10,252	2,774	—	13,026
Loans rated 6	10,395	—	22	10,417
Loans rated 7	10,334	—	—	10,334
Loans rated 8	—	—	—	—
Loans rated 9	—	—	—	—

	$109,372	$4,117	$998	$114,487

The Company utilizes a rating scale of pass, special mention, substandard or doubtful for one-to-four family residential loans and equity loans and lines of credit. On a quarterly basis, or more often if needed, the Company reviews the ratings of these loans and makes adjustments as deemed necessary. At March 31, 2013, residential one-to-four family residential loans rated substandard amounted to $515,000 and equity loans and lines of credit rated substandard amounted to $56,000. At December 31, 2012, residential one-to-four family residential loans rated substandard amounted to $518,000 and equity loans and lines of credit rated substandard amounted to $56,000. All other one-to-four family residential loans and equity loans and lines of credit were classified as pass at March 31, 2013 and December 31, 2012.

NOTE 5 – COMMITMENTS

Outstanding loan commitments totaled $27.5 million at March 31, 2013, as compared to $21.8 million as of December 31, 2012. Loan commitments consist of commitments to originate new loans as well as the outstanding unused portions of lines of credit.

NOTE 6 – EARNINGS PER SHARE

Basic earnings per share (“EPS”) represents net income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the period. If rights to dividends on unvested options/awards are non-forfeitable, these unvested awards/options are considered outstanding in the computation of basic earnings per share. Diluted EPS reflects additional common shares (computed using the

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 6 – EARNINGS PER SHARE (concluded)

treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents (stock options and unvested restricted stock) were issued during the period. Treasury shares and unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Earnings per common share have been computed based on the following:

	Three Months Ended March 31,
	2013	2012
	(In thousands)
Net income applicable to common stock	$141	$402

Weighted average number of common shares issued	4,878	4,878
Less: Weighted average treasury shares	(1,370)	(1,372)
Less: Weighted average unallocated ESOP shares	(205)	(231)
Add: Weighted average unvested restricted stock plan shares with non-forfeitable dividend rights	—	38

Weighted average number of common shares outstanding used to calculate basic earnings per common share	3,303	3,313
Effect of dilutive stock options	89	16

Weighted average number of common shares outstanding used to calculate diluted earnings per common share	3,392	3,329

There were no anti-dilutive shares for each of the three-month periods ended March 31, 2013 and 2012.

NOTE 7 – EQUITY INCENTIVE PLAN

The following table presents the activity for the Company’s 2007 Equity Incentive Plan as of and for the three month period ended March 31, 2013.

	Stock Options
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)
Outstanding at beginning of period	469,767	$12.50	5.07
Granted	—	—	—
Exercised shares	(45,000)	12.50	4.94
Cancelled (forfeited and expired)	—	—	—

Outstanding at end of period	424,767	$12.50	4.82	$2,081

Options exercisable at end of period	424,767	$12.50	4.82	$2,081

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 8 – EMPLOYEE STOCK OWNERSHIP PLAN

Shares held by the Employee Stock Ownership Plan (“ESOP”) consist of the following:

March 31,
2013
Allocated	160,972
Committed to be allocated	26,018
Unallocated	201,638

388,628

The fair value of unallocated ESOP shares was $3,509,000 at March 31, 2013.

Total compensation expense recognized in connection with the ESOP was $106,000 and $84,000 for the three-month periods ended March 31, 2013 and 2012, respectively.

NOTE 9 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For example, Level 2 assets and liabilities may include debt securities with quoted prices that are traded less frequently than exchange-traded instruments or mortgage loans held for sale, for which the fair value is based on what the securitization market is currently offering for mortgage loans with similar characteristics.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair values.

Securities held to maturity: All fair value measurements are obtained from a third-party pricing service and are not adjusted by management. Fair values are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data.

FHLB stock: The carrying value of Federal Home Loan Bank of Boston (“FHLB”) stock approximates fair value based on the redemption provisions of the FHLB.

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 9 – FAIR VALUES OF ASSETS AND LIABILITIES (continued)

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms, adjusted for credit risk.

Accrued interest: The carrying amounts of accrued interest approximate fair values.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is the carrying amount. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Long-term borrowings: Fair values of long-term debt are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The estimated fair values of off-balance-sheet instruments are immaterial.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

There were no assets or liabilities measured at fair value on a recurring basis at March 31, 2013 and December 31, 2012.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a non-recurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. There were no liabilities measured at fair value on a non-recurring basis at March 31, 2013 and December 31, 2012.

The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets carried at fair value on a non-recurring basis as of March 31, 2013 and December 31, 2012. The losses represent the amounts recorded during 2013 and 2012 on the assets held at March 31, 2013 and December 31, 2012, respectively.

				Three Months
				Ended
	At March 31, 2013			March 31, 2013
	Level 1	Level 2	Level 3	Total Losses
	(In thousands)
Impaired loans	$—	$—	$602	$68

	$—	$—	$602	$68

				Year Ended
	At December 31, 2012			December 31, 2012
	Level 1	Level 2	Level 3	Total Losses
	(In thousands)
Impaired loans	$—	$—	$1,145	$295

	$—	$—	$1,145	$295

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 9 – FAIR VALUES OF ASSETS AND LIABILITIES (concluded)

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis (concluded)

Losses on impaired loans are based on the appraised value of the underlying collateral, adjusted for selling costs, and may be discounted based on management’s estimates of changes in market conditions from time of valuation.

Summary of Fair Value of Financial Instruments

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of the Company.

	March 31, 2013
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
		(In thousands)
Financial assets:
Cash and cash equivalents	$20,295	$20,295	$—	$—	$20,295
Securities held to maturity	19,436	—	21,345	—	21,345
FHLB stock	5,356	—	—	5,356	5,356
Loans, net	356,106	—	—	379,940	379,940
Accrued interest receivable	1,126	—	—	1,126	1,126
Financial liabilities:
Deposits	281,509	—	—	282,584	282,584
Long-term borrowings	91,321	—	—	93,747	93,747
Accrued interest payable	271	—	—	271	271

	December 31, 2012
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
		(In thousands)
Financial assets:
Cash and cash equivalents	$36,043	$36,043	$—	$—	$36,043
Securities held to maturity	22,307	—	24,506	—	24,506
FHLB stock	5,588	—	—	5,588	5,588
Loans, net	355,038	—	—	381,745	381,745
Accrued interest receivable	1,118	—	—	1,118	1,118
Financial liabilities:
Deposits	289,674	—	—	290,210	290,210
Long-term borrowings	102,797	—	—	105,811	105,811
Accrued interest payable	296	—	—	296	296

NEWPORT BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

NOTE 10 – SECURED BORROWINGS AND ASSETS PLEDGED AS COLLATERAL

FHLB borrowings at March 31, 2013 and December 31, 2012 amounted to $76.3 million and $87.8 million, respectively. All FHLB borrowings are secured by a blanket lien on certain qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property, 50% of the carrying value of certain pledged commercial mortgages and 65% of the carrying value of certain pledged multi-family real estate loans. At March 31, 2013 and December 31, 2012, the carrying amount of assets qualifying as collateral for FHLB advances amounted to $217.0 million and $218.4 million, respectively.

During 2008, the Company entered into a repurchase agreement for $15,000,000 at a rate of 2.58%. This agreement matures in November 2013 and is callable on a quarterly basis.

The securities collateralizing this repurchase agreement are classified as securities held to maturity and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Government-sponsored enterprise residential mortgage-backed securities pledged to secure this agreement has a carrying value of $19.4 million and $22.3 million and a fair value of $21.3 million and $24.5 million at March 31, 2013 and December 31, 2012, respectively. These mortgage-backed securities are held to maturity and cannot be sold. In addition, the Company has $4.0 million in cash pledged as collateral to secure this agreement at March 31, 2013 and December 31, 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Newport Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Newport Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of net income and comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Newport Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

March 21, 2013

Newport Bancorp, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2012 and 2011

Assets
	2012	2011
	(In thousands)
Cash and due from banks	$20,311	$19,739
Short-term investments	15,732	11,335

Cash and cash equivalents	36,043	31,074
Securities held to maturity, at amortized cost	22,307	36,220
Federal Home Loan Bank stock, at cost	5,588	5,730
Loans	359,069	352,201
Allowance for loan losses	(4,031)	(3,709)

Loans, net	355,038	348,492

Premises and equipment, net	13,489	14,706
Accrued interest receivable	1,118	1,268
Net deferred tax asset	2,848	2,809
Bank-owned life insurance	11,456	11,088
Foreclosed real estate	—	839
Prepaid FDIC insurance	423	734
Other assets	1,103	949

Total assets	$449,413	$453,909

Liabilities and Stockholders’ Equity
Deposits	$289,674	$264,769
Long-term borrowings	102,797	133,696
Accrued expenses and other liabilities	3,787	3,790

Total liabilities	396,258	402,255

Commitments and contingencies (Notes 10, 11 and 16)
Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 19,000,000 shares authorized; 4,878,349 shares issued	49	49
Additional paid-in capital	50,085	50,282
Retained earnings	21,843	20,282
Unearned compensation (208,143 and 272,786 shares at December 31, 2012 and 2011, respectively)	(2,081)	(2,413)
Treasury stock (1,378,627 and 1,371,943 shares at December 31, 2012 and 2011, respectively)	(16,741)	(16,546)

Total stockholders’ equity	53,155	51,654

Total liabilities and stockholders’ equity	$449,413	$453,909

See accompanying notes to consolidated financial statements.

Newport Bancorp, Inc. and Subsidiary

Consolidated Statements of Net Income and Comprehensive Income

Years Ended December 31, 2012 and 2011

	2012	2011
	(Dollars in thousands, except per share data)
Interest and dividend income:
Loans	$17,800	$19,176
Securities	1,510	2,041
Other interest-earning assets	75	48

Total interest and dividend income	19,385	21,265

Interest expense:
Deposits	1,190	1,750
Short-term borrowings	—	3
Long-term borrowings	4,390	4,578

Total interest expense	5,580	6,331

Net interest income	13,805	14,934
Provision for loan losses	1,019	1,121

Net interest income, after provision for loan losses	12,786	13,813

Non-interest income:
Customer service fees	1,880	1,929
Bank-owned life insurance	532	383
Miscellaneous	45	74

Total non-interest income	2,457	2,386

Non-interest expenses:
Salaries and employee benefits	6,885	7,699
Occupancy and equipment	2,192	2,185
Data processing	1,682	1,564
Professional fees	670	535
Marketing	577	711
FDIC insurance	339	343
Other general and administrative	661	930

Total non-interest expenses	13,006	13,967

Income before income taxes	2,237	2,232
Provision for income taxes	676	782

Net income and comprehensive income	$1,561	$1,450

Weighted average shares outstanding:
Basic	3,306,817	3,315,369
Diluted	3,358,195	3,329,082
Earnings per share:
Basic	$0.47	$0.44
Diluted	$0.46	$0.44

See accompanying notes to consolidated financial statements.

Newport Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
	(Dollars in thousands)
Balance at December 31, 2010	4,878,349	$49	$50,435	$18,832	$(2,864)	$(16,749)	$49,703
Net income	—	—	—	1,450	—	—	1,450
Share-based compensation—restricted stock	—	—	—	—	191	—	191
Share-based compensation—options	—	—	227	—	—	—	227
Release of ESOP shares (26,018 shares)	—	—	86	—	260	—	346
Reissuance of treasury stock under restricted stock plan (38,627 shares)	—	—	(466)	—	—	466	—
Purchase of treasury stock (20,998 shares)	—	—	—	—	—	(263)	(263)

Balance at December 31, 2011	4,878,349	49	50,282	20,282	(2,413)	(16,546)	51,654
Net income	—	—	—	1,561	—	—	1,561
Share-based compensation—restricted stock	—	—	(5)	—	72	—	67
Share-based compensation—options	—	—	119	—	—	—	119
Stock options exercised (4,308 shares)	—	—	—	—	—	53	53
Excess tax benefits from share-based compensation	—	—	29	—	—	—	29
Release of ESOP shares (26,018 shares)	—	—	113	—	260	—	373
Reissuance of treasury stock under restricted stock plan (37,367 shares)	—	—	(453)	—	—	453	—
Treasury stock acquired for tax withholdings under restricted stock plan (6,459 shares)	—	—	—	—	—	(99)	(99)
Purchase of treasury stock (41,900 shares)	—	—	—	—	—	(602)	(602)

Balance at December 31, 2012	4,878,349	$49	$50,085	$21,843	$(2,081)	$(16,741)	$53,155

See accompanying notes to consolidated financial statements.

Newport Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011

	2012	2011
	(In thousands)
Cash flows from operating activities:
Net income	$1,561	$1,450
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,019	1,121
Accretion of securities held to maturity	(215)	(165)
Write-down on foreclosed real estate	—	45
(Gain) loss on sale of foreclosed real estate	(20)	33
Amortization of net deferred loan fees	(604)	(402)
Depreciation and amortization of premises and equipment	934	958
Gain on sale of premises and equipment	(16)	—
Share-based compensation and ESOP allocation	559	764
Deferred income tax benefit	(39)	(209)
Income from bank-owned life insurance	(532)	(383)
Net change in:
Accrued interest receivable	150	145
Prepaid FDIC insurance	311	318
Other assets	10	214
Accrued expenses and other liabilities	26	94

Net cash provided by operating activities	3,144	3,983

Cash flows from investing activities:
Purchase of securities held to maturity	(7,998)	—
Maturities of securities held to maturity	7,998	—
Principal payments received on securities held to maturity	14,128	10,966
Redemption of Federal Home Loan stock	142	—
Net loan (originations) principal payments	(7,185)	5,713
Proceeds from sale of foreclosed real estate	1,083	308
Additions to premises and equipment	(132)	(1,187)
Proceeds from sale of premises and equipment	431	—

Net cash provided by investing activities	8,467	15,800

(continued)

See accompanying notes to consolidated financial statements.

Newport Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows (Concluded)

Years Ended December 31, 2012 and 2011

	2012	2011
	(In thousands)
Cash flows from financing activities:
Net increase in deposits	24,905	3,719
Net decrease in borrowings with maturities of three months or less	—	(3,000)
Proceeds from borrowings with maturities in excess of three months	5,000	10,500
Repayment of borrowings with maturities in excess of three months	(35,899)	(9,040)
Purchase of treasury stock	(602)	(263)
Treasury stock acquired for tax withholding	(99)	—
Stock options exercised	53	—

Net cash provided (used) by financing activities	(6,642)	1,916

Net change in cash and cash equivalents	4,969	21,699
Cash and cash equivalents at beginning of year	31,074	9,375

Cash and cash equivalents at end of year	$36,043	$31,074

Supplemental cash flow information:
Interest paid on deposit accounts	$1,194	$1,856
Interest paid on borrowings	4,503	4,597
Income taxes paid, net of refunds	569	623
Transfers from loans to foreclosed real estate	224	1,125

See accompanying notes to consolidated financial statements.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Newport Bancorp, Inc. (the “Company”) and its wholly-owned subsidiary, Newport Federal Savings Bank (the “Bank”). The Bank has one wholly-owned subsidiary, NewportFed Investments, Inc., which was established to hold certain investments, consisting primarily of commercial mortgages and loans. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company provides a variety of financial services to individuals and small businesses through its offices in Newport and Washington County, Rhode Island and Stonington Connecticut. Its primary deposit products are savings, checking and term certificate accounts, and its primary lending products are residential and commercial mortgage loans.

Segment Reporting

Management evaluates the Company’s performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company’s total revenues.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Reclassification

Certain amounts in the 2011 consolidated financial statements have been reclassified to conform to the 2012 presentation.

Fair Value Hierarchy

The Company groups its assets and liabilities measured or disclosed at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Transfers between levels are recognized at the end of the reporting period, if applicable.

Cash and Cash Equivalents

Cash and cash equivalents include cash and balances due from banks and short-term investments consisting of federal funds and interest-bearing deposits, all of which mature within ninety days. The Company maintains amounts in due from banks that, at times, may exceed federally insured limits.

Securities Held to Maturity

Securities are classified as held to maturity and recorded at amortized cost as management has the positive intent and ability to hold these securities to maturity.

Purchase premiums and discounts are amortized to earnings by the interest method over the terms of the securities. Gains and losses on disposition of securities are recorded on the trade date and are computed by the specific identification method.

Securities Held to Maturity (concluded)

Each reporting period, the Company evaluates all securities with a decline in fair value below the amortized cost of the investment to determine whether or not the impairment is deemed to be other-than-temporary (“OTTI”).

OTTI is required to be recognized (1) if the Company intends to sell the security; (2) if it is “more likely than not” that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) for debt securities, if the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For impaired debt securities that the Company intends to sell, or more likely than not will be required to sell, the full amount of the depreciation is recognized as OTTI through earnings. Credit-related OTTI for all other impaired debt securities is recognized through earnings. Non-credit related OTTI for such debt securities is recognized in other comprehensive income/loss, net of applicable taxes.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank (“FHLB”) system, is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. The Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. As of December 31, 2012, no impairment has been recognized.

Loans

The Company’s loan portfolio includes one-to-four family residential mortgages, equity loans and lines of credit, commercial and multi-family mortgages, construction and other loan segments. A substantial portion of the loan portfolio consists of mortgage loans in Newport and Washington County, Rhode Island. The ability of the Company’s debtors to honor their contracts is dependent upon the economy in general and the real estate and construction economic sectors.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the contractual terms of the loan.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of general and allocated loss components, as further described below.

General component

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by loan segments. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; national and local economic trends and conditions; and risk ratings assigned to loans. There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during 2012 or 2011.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

One-to-four family residential mortgage loans – The Company generally does not originate loans with a loan-to-value ratio greater than 95 percent and does not grant subprime loans. Loans with loan-to-value ratios in excess of 80 percent generally require private mortgage insurance. Loans in this segment are collateralized primarily by

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

General component (concluded)

Equity loans and lines of credit—Loans in this segment are collateralized primarily by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The Company estimates that approximately 68% of the combined equity loans and lines of credit balances are secured by first lien positions or subordinate to other Bank mortgages.

Commercial and multi-family residential mortgage loans – Loans in this segment are primarily income-producing properties throughout Newport and Washington County, Rhode Island, and to a lesser extent, other cities and towns in Rhode Island, Connecticut and Massachusetts. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management obtains rent rolls annually and continually monitors the cash flows of these loans. In addition, for owner-occupied commercial real estate loans, repayment is expected from the cash flows of the owner’s business. A weakened economy will have an effect on the credit quality of this segment.

Construction loans – The Company originates construction loans for one-to-four family homes and commercial, multi-family and other nonresidential purposes. One-to-four family residential construction loans are typically made to the prospective owner occupant of the dwelling. The construction to permanent product has one closing and provides for a construction phase of six to twelve months followed by a standard amortizing mortgage term of ten to thirty years. The Company also offers construction loans to local real estate contractors in our market area, generally for the construction of residential properties. These loans are made on either a pre-sold or speculative basis. Occasionally, the Company originates construction loans on other nonresidential properties. These loans are generally secured by personal guarantees to provide an additional source of repayment. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Other loans – Loans in this segment are made to businesses that are generally secured by assets of the business or a variety of consumer loans, including auto loans and loans secured by passbook savings or certificate accounts. Repayment of commercial loans is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment. Repayment of consumer loans is dependent on the credit quality of the individual borrower.

Allocated component

The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value, if the loan is collateral dependent) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (concluded)

Allocated component (concluded)

status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are initially classified as impaired.

Transfers of Financial Assets

Transfers of an entire asset, a group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

During the normal course of business, the Company may transfer a portion of a financial asset, for example, a participation loan or the government guaranteed portion of a loan. In order to be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer must be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

Bank-owned Life Insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in cash surrender value are reflected in non-interest income on the consolidated statements of income and are not subject to income taxes.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization, computed on a straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Marketing Costs

Marketing costs are expensed as incurred.

Pension Plan

It is the Company’s policy to fund pension costs in the year of accrual.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation Plans

The Company measures and recognizes compensation cost relating to share-based compensation transactions based on the grant-date fair value of the equity instruments issued. Share-based compensation is recognized over the period the employee is required to provide services for the award. Reductions in compensation expense associated with forfeited options are estimated at the date of grant, and this estimated forfeiture rate is adjusted quarterly based on actual forfeiture experience. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

Employee Stock Ownership Plan

Compensation expense for the Employee Stock Ownership Plan (“ESOP”) is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the period. The Company recognizes compensation expense ratably over the year based upon the Company’s estimate of the number of shares expected to be allocated by the ESOP. Unearned compensation applicable to the ESOP is reflected as a reduction of stockholders’ equity in the consolidated balance sheet. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in capital.

Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance is established against deferred tax assets when, based upon the available evidence including historical and projected taxable income, it is more likely than not that some or all of the deferred tax assets will not be realized.

Income tax benefits related to stock compensation in excess of grant date fair value less any proceeds on exercise are recognized as an increase to additional paid-in-capital upon vesting or exercising and delivery of the stock. Any income tax effects related to stock compensation that are less than grant date fair value less any proceeds on exercise would be recognized as a reduction of additional paid in capital to the extent of previously recognized income tax benefits and then through income tax expense for the remaining amount.

Earnings per Share

Basic earnings per share (“EPS”) represents net income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the period. If rights to dividends on unvested options/awards are non-forfeitable, these unvested awards/options are considered outstanding in the computation of basic earnings per share. Diluted EPS reflects additional common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents (stock options and unvested restricted stock with forfeitable dividend rights) were issued during the period. Treasury shares and unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share (concluded)

Earnings per common share have been computed based on the following:

	Years Ended December 31,
	2012	2011
	(In thousands)
Net income applicable to common stock	$1,561	$1,450

Weighted average number of common shares issued	4,878	4,878
Less: Weighted average treasury shares	(1,379)	(1,382)
Less: Weighted average unallocated ESOP shares	(221)	(247)
Add: Weighted average unvested restricted stock plan shares with non-forfeitable dividend rights	29	66

Weighted average number of common shares outstanding used to calculate basic earnings per common share	3,307	3,315
Effect of dilutive stock options	51	14

Weighted average number of common shares outstanding used to calculate diluted earnings per common share	3,358	3,329

There were no anti-dilutive shares for the year ended December 31, 2012. Options for 471,081 shares of common stock were not included in the computation of diluted EPS because they were anti-dilutive for the year ended December 31, 2011.

Recent Accounting Pronouncements

In January 2012, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. This ASU amends the disclosure requirements for the presentation of comprehensive income. The amended guidance eliminates the option to present components of other comprehensive income (OCI) as part of the statement of changes in stockholder’s equity. Under the amended guidance, all changes in OCI are to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. There was no impact to the consolidated financial results as the amendments relate only to changes in financial statement presentation.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (concluded)

In January 2012, the Company adopted the FASB ASU 2011-03, Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreements. This Update provides additional guidance which affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendment removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Adopting the Update did not have a significant impact on the Company’s consolidated financial statements.

In January 2012, the Company adopted the FASB ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU clarifies and expands the disclosures pertaining to unobservable inputs used in Level 3 fair value measurements. The guidance also requires, for public companies, disclosure of the level within the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. The amendments in this ASU are to be applied prospectively. Relevant additional disclosures have been provided in Note 13 to the accompanying consolidated financial statements.

2. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2012 and 2011, these reserve balances amounted to $6,240,000 and $5,749,000, respectively. Certain amounts due from banks were pledged to secure repurchase agreements at December 31, 2012 (see Note 7).

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

3. SECURITIES

The amortized cost and estimated fair value of securities held to maturity, with gross unrealized gains, follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value
	(In thousands)
December 31, 2012
Government-sponsored enterprise residential mortgage-backed securities	$22,307	$2,199	$24,506

December 31, 2011
Government-sponsored enterprise residential mortgage-backed securities	$36,220	$3,028	$39,248

There were no securities with gross unrealized losses at December 31, 2012 and 2011.

At December 31, 2012 and 2011, certain mortgage-backed securities were pledged to secure repurchase agreements (see Note 7).

There were no sales of securities during the years ended December 31, 2012 and 2011.

4. LOANS

A summary of the balances of loans follows:

	December 31,
	2012	2011
	(In thousands)
Mortgage loans:
One-to-four family residential	$228,428	$207,773
Equity loans and lines of credit	16,995	19,597
Commercial and multi-family residential	109,372	119,486
Construction	4,117	5,016

	358,912	351,872
Other loans:
Commercial loans	998	1,116
Consumer loans	311	399

Total loans	360,221	353,387
Less: Allowance for loan losses	(4,031)	(3,709)
Net deferred loan fees	(1,152)	(1,186)

Loans, net	$355,038	$348,492

Loans sold and serviced for others amounted to $3,284,000 and $5,386,000 at December 31, 2012 and 2011, respectively, and have been sold without recourse.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

LOANS (continued)

Further information pertaining to the allowance for loan losses and impaired loans follows:

	One-to-Four Family Residential	Equity Loans and Lines of Credit	Commerical and Multi-Family	Construction	Other Loans	Total
	(In thousands)
Year Ended December 31, 2012
Allowance for loan losses:
Balance at beginning of year	$1,070	$147	$2,373	$94	$25	$3,709
Provision (credit) for loan losses	142	12	888	(18)	(5)	1,019
Loans charged-off	—	(25)	(752)	—	—	(777)
Recoveries of loans previously charged-off	—	—	80	—	—	80

Balance at end of year	$1,212	$134	$2,589	$76	$20	$4,031

Year Ended December 31, 2011
Allowance for loan losses:
Balance at beginning of year	$1,028	$173	$2,353	$89	$29	$3,672
Provision for loan losses	162	45	877	5	32	1,121
Loans charged-off	(120)	(71)	(867)	—	(37)	(1,095)
Recoveries of loans previously charged-off	—	—	10	—	1	11

Balance at end of year	$1,070	$147	$2,373	$94	$25	$3,709

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

LOANS (continued)

	One-to-Four Family Residential	Equity Loans and Lines of Credit	Commerical and Multi-Family	Construction	Other Loans	Total
	(In thousands)
December 31, 2012
Amount of allowance for loan losses for loans deemed to be impaired	$72	$7	$203	$—	$—	$282
Amount of allowance for loan losses for loans not deemed to be impaired	1,140	127	2,386	76	20	3,749

Total allowance for loan losses	$1,212	$134	$2,589	$76	$20	$4,031

Recorded investment in:
Loans deemed to be impaired	$518	$56	$5,176	$—	$—	$5,750
Loans deemed not to be impaired	227,910	16,939	104,196	4,117	1,309	354,471

Total	$228,428	$16,995	$109,372	$4,117	$1,309	$360,221

December 31, 2011
Amount of allowance for loan losses for loans deemed to be impaired	$—	$—	$—	$—	$—	$—
Amount of allowance for loan losses for loans not deemed to be impaired	1,070	147	2,373	94	25	3,709

Total allowance for loan losses	$1,070	$147	$2,373	$94	$25	$3,709

Recorded investment in:
Loans deemed to be impaired	$1,052	$—	$2,403	$—	$—	$3,455
Loans deemed not to be impaired	206,721	19,597	117,083	5,016	1,515	349,932

Total	$207,773	$19,597	$119,486	$5,016	$1,515	$353,387

The following is a summary of past due and non-accrual loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans on Non-accrual
	(In thousands)
December 31, 2012
One-to-four family residential	$1,075	$—	$—	$1,075	$518
Equity loans and lines of credit	—	—	—	—	56
Commercial and multi-family residential	—	—	1,209	1,209	1,586

Total	$1,075	$—	$1,209	$2,284	$2,160

December 31, 2011
One-to-four family residential	$149	$690	$446	$1,285	$1,052
Equity loans and lines of credit	57	150	—	207	—
Commercial and multi-family residential	199	—	858	1,057	858

Total	$405	$840	$1,304	$2,549	$1,910

At December 31, 2012 and 2011, there were no loans greater than ninety days past due and still accruing interest.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

LOANS (continued)

Further information pertaining to impaired loans follows:

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(In thousands)
Impaired loans without a valuation allowance:
Commercial and multi-family residential	$2,781	$2,970	$—

Impaired loans with a valuation allowance:
One-to-four family residential	518	518	72
Equity loans and lines of credit	56	56	7
Commercial and multi-family residential	2,395	2,395	203

Total	2,969	2,969	282

Total impaired loans	$5,750	$5,939	$282

	Year Ended December 31, 2012
	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis
	(In thousands)
One-to-four family residential	$938	$49	$49
Equity loans and lines of credit	94	4	4
Commercial and multi-family residential	4,170	120	120

Total	$5,202	$173	$173

	December 31, 2011
	Recorded Investment	Unpaid Principal Balance
	(In thousands)
Impaired loans without a valuation allowance:
One-to-four family residential	$1,052	$1,053
Commercial and multi-family residential	2,403	2,480

Total impaired loans	$3,455	$3,533

	Year Ended December 31, 2011
	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis
	(In thousands)
One-to-four family residential	$295	$58	$58
Equity loans and lines of credit	151	1	1
Commercial and multi-family residential	673	149	149

Total	$1,119	$208	$208

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

LOANS (continued)

There were no additional funds committed to be advanced in connection with impaired loans at December 31, 2012 and 2011.

The following is a summary of troubled debt restructurings for the year ended December 31, 2012. There were no troubled debt restructurings for the year ended December 31, 2011.

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(Dollars in thousands)
One-to-four family residential	2	$521	$521
Equity loans and lines of credit	1	57	57
Commercial and multi-family residential	9	3,574	3,574

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

LOANS (continued)

Rate reductions ranging from 1.75% to 3.25% for periods of approximately 2 years to 7.5 years were granted for seven commercial real estate mortgage loans. Maturity terms were extended less than one year on two commercial real estate mortgage loans. Rate reductions ranging from 1.50% to 1.99% were granted on two one-to-four family residential mortgage and on one home equity loan. Maturity terms were extended by approximately 15 months and 18 months for one one-to-four family residential mortgage loan and one home equity loan, respectively. Management performs a discounted cash flow calculation to determine the amount of impairment reserve required on each of the troubled debt restructurings. Any reserve required is recorded through the provision for loan losses.

There were no troubled debt restructurings that defaulted in the first twelve months after restructure during the year ended December 31, 2012.

Credit Quality Information:

The Company utilizes a nine grade internal loan rating system for multi-family mortgages, commercial mortgages, construction mortgages and commercial loans as follows:

Loans rated 1 – 4: Loans in these categories are considered “pass” rated loans with low to average risk.

Loans rated 5: Loans in this category are considered “watch” loans. Loans classified as watch are “pass” rated loans that management is monitoring more closely but remain acceptable credit.

Loans rated 6: Loans in this category are considered “special mention.” These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 7: Loans in this category are considered “substandard.” Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated 8: Loans in this category are considered “doubtful.” Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 9: Loans in this category are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted.

On a quarterly basis, or more often if needed, the Company formally reviews the ratings on all multi-family residential real estate, commercial real estate, construction and commercial loans. Annually, the Company engages an independent third-party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its review process.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

LOANS (concluded)

The following table presents the Company’s loans by risk rating:

	Commercial and Multi-family Residential	Construction	Commercial Loans	Total
	(In thousands)
December 31, 2012
Loans rated 1-4	$78,391	$1,343	$976	$80,710
Loans rated 5	10,252	2,774	—	13,026
Loans rated 6	10,395	—	22	10,417
Loans rated 7	10,334	—	—	10,334
Loans rated 8	—	—	—	—
Loans rated 9	—	—	—	—

	$109,372	$4,117	$998	$114,487

December 31, 2011
Loans rated 1-4	$88,036	$1,210	$922	$90,168
Loans rated 5	15,470	3,806	150	19,426
Loans rated 6	10,250	—	44	10,294
Loans rated 7	5,730	—	—	5,730
Loans rated 8	—	—	—	—
Loans rated 9	—	—	—	—

	$119,486	$5,016	$1,116	$125,618

The Company utilizes a rating scale of pass, special mention, substandard or doubtful for one-to-four family mortgages and equity loans and lines of credit. On a quarterly basis, or more often if needed, the Company reviews the ratings of these loans and makes adjustments as deemed necessary. At December 31, 2012, residential one-to-four family mortgage loans rated substandard amounted to $518,000 and home equity loans and lines of credit rated substandard amounted to $56,000. At December 31, 2011, residential one-to-four family mortgage loans rated substandard amounted to $1,052,000. All other one-to-four family residential real estate and equity loans and lines of credit were classified as pass at December 31, 2012 and 2011.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

5. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization and estimated useful lives of premises and equipment follows:

	December 31,		Estimated Useful Life
	2012	2011
	(In thousands)
Land	$3,093	$3,093	N/A
Building and improvements	11,332	11,955	20-40 years
Leasehold improvements	1,132	1,130	10-20 years
Furniture, fixtures and equipment	3,148	3,202	3-10 years

	18,705	19,380

Less accumulated depreciation and amortization	(5,216)	(4,674)

	$13,489	$14,706

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 amounted to $934,000 and $958,000, respectively.

During the year ended December 31, 2012, the Company sold a branch premise for proceeds of $431,000, resulting in a gain of $16,000.

6. DEPOSITS

A summary of deposit balances, by type, is as follows:

	December 31,
	2012	2011
	(In thousands)
Demand	$49,173	$39,868
NOW	82,059	73,233
Money market	44,404	48,986
Regular	38,418	32,143

Total non-certificate accounts	214,054	194,230

Term deposit certificates	75,620	70,539

Total deposits	$289,674	$264,769

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

DEPOSITS (concluded)

The aggregate amount of term deposit accounts with balances of $100,000 or more amounted to $23,053,000 and $25,031,000 at December 31, 2012 and 2011, respectively.

A summary of term deposit accounts is as follows:

	December 31, 2012		December 31, 2011
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Maturing in:
2012	$—	—%	$50,654	0.93%
2013	39,850	0.54	4,984	1.41
2014	8,094	0.88	1,670	1.44
2015	11,001	2.74	9,582	2.97
2016	3,729	2.18	3,649	2.23
2017	3,035	1.75	—	—
2018*	9,911	1.33	—	—

	$75,620	1.13%	$70,539	1.32%

*At December 31, 2012, the balance represents brokered term deposit accounts. Beginning in November 2013, and monthly thereafter, $5,000,000 of these accounts become callable by the Bank.

7. BORROWINGS

Short-term Borrowings

The Bank has an available line of credit with the FHLB at an interest rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank’s total assets. At December 31, 2012 and 2011, this line of credit amounted to $3,000,000 and there were no amounts outstanding.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

BORROWINGS (continued)

Long-term Borrowings

FHLB Advances:

Long-term borrowings include the following FHLB advances:

	December 31, 2012		December 31, 2011
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Fixed-rate advances maturing:
2012	$—	—%	$11,009	4.62
2013*	17,000	3.26	17,000	3.26
2014	10,500	3.37	10,500	3.37
2015	29,797	2.69	29,687	2.68
2016	12,000	1.97	7,000	2.48
2017*	18,500	3.81	18,500	3.81

	$87,797	3.02%	$93,696	3.30%

* At December 31, 2012, includes advances callable by the FHLB within one year aggregating $25,000,000 with a weighted average rate of 3.68%.

All FHLB borrowings are secured by a blanket lien on certain qualified collateral, as defined by the FHLB and consisting of first mortgage loans on owner-occupied residential property, and certain pledged commercial mortgages and multi-family residential real estate loans. At December 31, 2012 and 2011, the carrying amount of assets qualifying as collateral for FHLB advances amounted to $218,437,000 and $205,360,000, respectively.

Repurchase Agreements:

During 2008, the Company entered into a repurchase agreement for $15,000,000 at a rate of 2.58%. This agreement matures in November 2013 and is callable on a quarterly basis.

During 2007, the Company entered into a repurchase agreement for $25,000,000 at a rate of 3.36%, subject to adjustment if 3-month LIBOR exceeds 5.05%. In November 2009 the rate became fixed at 3.36%. This agreement matured in November 2012.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

BORROWINGS (concluded)

Long-term Borrowings (concluded)

The amount of securities collateralizing these repurchase agreements remains in securities and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Mortgage-backed securities pledged to secure these agreements have a carrying value of $22,289,000 and $36,198,000 and a fair value of $24,483,000 and $39,222,000 at December 31, 2012 and 2011, respectively. In addition, at December 31, 2012, due from banks pledged to secure these agreements amounted to $4,000,000.

8. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31,
	2012	2011
	(In thousands)
Current tax provision:
Federal	$714	$979
State	1	12

	715	991

Deferred tax provision (benefit):
Federal	(42)	436
State	10	217

	(32)	653
Change in valuation allowance	(7)	(862)

	(39)	(209)

Total tax provision	$676	$782

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

INCOME TAXES (continued)

The reasons for the differences between the statutory federal income tax provision and the actual income tax provision are summarized as follows:

	Years Ended December 31,
	2012	2011
	(Dollars in thousands)
Statutory tax provision at 34%	$760	$759
Increase (decrease) resulting from:
State taxes, net of federal tax benefit	7	151
Change in valuation allowance	(7)	(862)
Charitable contribution carryover expiration	—	731
Bank-owned life insurance	(169)	(130)
Share-based compensation and ESOP Plan	88	91
Other	(3)	42

Total tax provision	$676	$782

Effective tax rate	30.2%	35.0%

The components of the net deferred tax asset are as follows:

	December 31,
	2012	2011
	(In thousands)
Deferred tax asset:
Federal	$3,151	$3,109
State	—	10

	3,151	3,119
Valuation allowance	(303)	(310)

Net deferred tax asset	$2,848	$2,809

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

INCOME TAXES (continued)

The tax effects of each item that gives rise to deferred taxes are as follows:

	December 31,
	2012	2011
	(In thousands)
Allowance for loan losses	$1,435	$1,261
Depreciation and amortization	78	78
Net deferred loan fees	388	398
Stock options and awards	339	481
Employee benefit plans	579	562
Capital loss carryover	303	303
Other, net	29	36

	3,151	3,119
Valuation allowance	(303)	(310)

Net deferred tax asset	$2,848	$2,809

A valuation reserve has been established relating primarily to the Company’s capital loss carryover. Activity in the valuation reserve is as follows:

	Years Ended December 31,
	2012	2011
	(In thousands)
Balance at beginning of year	$310	$1,172
Charitable contribution carryover expiration	—	(868)
Change in state taxable income assumptions	(7)	6

Balance at end of year	$303	$310

At December 31, 2011, the Company has a capital loss carryover of $892,000 of which $76,000 expires on December 31, 2014 and $816,000 expires on December 31, 2015.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

INCOME TAXES (concluded)

The federal income tax reserve for loan losses at the Bank’s base year amounted to $1,005,000. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used, limited to the amount of the reserve, would be subject to taxation in the year in which used. As the Bank intends to use the reserve only to absorb loan losses, a deferred income tax liability of $401,000 has not been provided.

The Company does not have any uncertain tax positions at December 31, 2012 or 2011 that require accrual or disclosure. The Company records interest and penalties as part of the income tax provision. No interest and penalties were recorded for the years ended December 31, 2012 and 2011.

The Company’s income tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2009 through 2012. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2009 are open.

9. STOCKHOLDERS’ EQUITY

Minimum Regulatory Capital Requirement

The Bank is subject to various regulatory capital requirements that are administered by the Office of the Comptroller of the Currency (“OCC”). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In 2011, the Dodd-Frank Act required new minimum capital levels for depository institution holding companies that are as stringent as those required for their insured depository subsidiaries. However, there is a five-year transition period before the capital requirements will apply to savings and loan holding companies, such as Newport Bancorp.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Tier 1 to adjusted total assets (as defined) and of total and Tier 1 capital to risk-weighted assets (as defined). Management believes, as of December 31, 2012 and 2011, that the Bank met all capital adequacy requirements to which it was subject.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

STOCKHOLDERS’ EQUITY (continued)

Minimum Regulatory Capital Requirement (concluded)

The most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, and Tier 1 risk-based, Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2012 and 2011 are also presented in the following table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

December 31, 2012

Total capital to risk weighted assets	$48,639	17.1%	$22,710	8.0%	$28,388	10.0%

Tier 1 capital to risk weighted assets	45,096	15.9	11,355	4.0	17,033	6.0

Tier 1 capital to adjusted total assets	45,096	10.0	17,962	4.0	22,453	5.0

Tangible capital to adjusted total assets	45,096	10.0	6,736	1.5	N/A	N/A

December 31, 2011

Total capital to risk weighted assets	$46,570	16.0%	$23,238	8.0%	$29,048	10.0%

Tier 1 capital to risk weighted assets	43,000	14.8	11,619	4.0	17,429	6.0

Tier 1 capital to adjusted total assets	43,000	9.5	18,139	4.0	22,674	5.0

Tangible capital to adjusted total assets	43,000	9.5	6,802	1.5	N/A	N/A

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

STOCKHOLDERS’ EQUITY (concluded)

Other Capital Restrictions

Federal banking regulations place certain restrictions on dividends paid, stock repurchases and other transactions charged to the capital accounts of the Bank. Capital distributions in the form of dividends paid to the Bank’s stockholder for any one year may not exceed the Bank’s net income for the year to date plus the Bank’s retained earnings for the preceding two years, without regulatory approval. Loans or advances are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.

At December 31, 2012 and 2011, the Bank’s retained net income available for the payment of dividends was $ 4,785,000 and $4,011,000, respectively. Accordingly, $40,729,000 and $39,490,000 of the Company’s equity in the net assets of the Bank was restricted at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, funds available for loans or advances by the Bank to the Company amounted to $2,513,000 and $2,349,000, respectively. In addition, dividends paid would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

Liquidation Account

As part of the Bank’s conversion to stock and the Company’s initial public offering in 2006 (the “Conversion”), the Bank established a liquidation account which was equal to the net worth of the Bank as of the date of the latest consolidated balance sheet appearing in the final prospectus distributed in connection with the Conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held. At December 31, 2012, the balance remaining in the liquidation account amounted to $10,493,000.

Share Repurchase Plan

On November 18, 2011, the Board of Directors approved a stock repurchase program to acquire up to 176,070 shares, or 5% of the Company’s then outstanding stock. As of December 31, 2012, 56,900 shares have been repurchased under this program at an average cost of $13.89 per share.

10. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multi-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

EMPLOYEE BENEFIT PLANS (continued)

The funded status (market value of plan assets divided by funding target) of the Pentegra DB Plan as of July 1, 2012 and 2011, is 98.7% and 80.0%, respectively, per the valuation reports. Market value of plan assets reflects any contributions received through June 30, 2012.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 amounted to $299,729,000 and $203,582,000 for the plan years ending June 30, 2011 and June 30, 2010 respectively, the latest data on file. The Company’s contributions to the Pentegra DB Plan are not more than 5% of the total contributions to the Pentegra DB Plan. Contributions of $261,000 and $552,000 were paid by the Bank during the years ended December 31, 2012 and 2011, respectively.

Pension expense under the plan amounted to $422,000 and $509,000 for the years ended December 31, 2012 and 2011, respectively.

401(k) Plan

The Bank offers a 401(k) plan for eligible employees that provides for voluntary contributions by participating employees up to fifty percent of their annual compensation subject to certain limits based on federal tax laws. Each employee reaching the age of 21 and having completed at least 500 hours of service in one six-month period beginning with such employee’s date of employment, or anniversary thereof, becomes eligible to be a participant in the plan. The Bank matches the employees’ voluntary contribution up to 3% of their compensation and will match one-half of the next 2%. The Bank’s total contribution for the years ended December 31, 2012 and 2011 amounted to $254,000 and $286,000, respectively.

Incentive Plan

The Company has an Incentive Plan (the “Plan”) whereby officers and employees are eligible to receive cash bonuses based upon Company performance against annual established performance targets, including financial measures and other factors, including individual performance. The structure of the Plan is to be reviewed on an annual basis by the Board of Directors and individual awards are adjusted based on recommendations from the Compensation Committee. Incentive compensation expense for the years ended December 31, 2012 and 2011 amounted to $234,000 and $188,000, respectively.

Supplemental Executive and Director Retirement Plans

The Bank has a Supplemental Executive Retirement Plan, which provides for certain executives of the Bank to receive monthly benefits upon retirement, subject to certain limitations as set forth in the Plan. The present value of these future benefits is accrued over the executive’s term of service, taking into consideration vesting provisions in these agreements. The related expense for the years ended December 31, 2012 and 2011 amounted to $246,000 and $139,000, respectively.

In addition, the Bank has a Supplemental Director Retirement Plan, which provides for certain directors to receive annual benefits upon retirement, subject to certain limitations set forth in the Plan. The present value of these benefits is accrued over the directors’ required service periods, and the expense for the years ended December 31, 2012 and 2011 amounted to $38,000 and $26,000, respectively.

The accrued liability for these Plans is included in accrued expenses and other liabilities on the consolidated balance sheets and amounted to $1,701,000 and $1,429,000 at December 31, 2012 and 2011, respectively.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Endorsement Split-Dollar Life Insurance Arrangements

The Company is the sole owner of life insurance policies pertaining to certain executives and directors of the Company. The Company has entered into agreements with these executives whereby the Company will pay to the executives’ estates or beneficiaries a portion of the death benefit that the Company will receive as beneficiary of such policies. The Company recognized related expense for the years ended December 31, 2012 and 2011 of $34,000 and $27,000, respectively.

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (“ESOP”) to provide eligible employees the opportunity to own Company stock. The Company provided a loan to the Newport Federal Savings Bank Employee Stock Ownership Trust of $3,903,000, which was used to purchase 390,268 shares of the Company’s common stock at a price of $10.00 per share. The loan bears interest equal to 8.25% and provides for annual payments of interest and principal over the 15-year term of the loan.

At December 31, 2012, the remaining principal balance on the ESOP debt is payable as follows:

Years Ending December 31,	Amount
(In thousands)
2013	$236
2014	255
2015	276
2016	299
2017	324
Thereafter	1,142

$2,532

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account until released for allocation to participants, as principal and interest payments are made by the ESOP to the Company.

Shares released are allocated to each eligible participant based on the ratio of each such participant’s compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. Forfeited shares shall be reallocated among other participants in the Plan. Cash dividends paid on allocated shares will be distributed, at the direction of the Bank, to participants’ accounts or used to repay the principal and interest on the ESOP loan used to acquire Company stock on which dividends were paid. Cash dividends on unallocated shares will be used to repay the outstanding debt of the ESOP.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Employee Stock Ownership Plan (concluded)

Shares held by the ESOP consists the following:

	December 31,
	2012	2011
Allocated	154,468	128,450
Committed to be allocated	26,018	26,018
Unallocated	208,142	234,160

	388,628	388,628

The fair value of unallocated ESOP shares was $3,430,000 and $2,943,000 at December 31, 2012 and 2011, respectively.

As ESOP shares are earned by the participants, the Company recognizes compensation expense equal to the fair value of the earned ESOP shares during the periods in which they become committed to be released. Total compensation expense recognized in connection with the ESOP was $373,000 and $346,000 for the years ended December 31, 2012 and 2011, respectively.

Share-based Compensation Plans

In accordance with the Company’s 2007 Equity Incentive Plan (the “2007 Plan”), the Company awarded 437,900 stock options and 195,133 shares of restricted stock to eligible participants on October 1, 2007. The 2007 Plan provides for total awards of 487,834 stock options and 195,133 shares of restricted stock, which left 49,934 stock options available for future awards. On January 4, 2010, the Company issued the 49,934 remaining stock options to eligible participants. The shares of common stock underlying any awards that are forfeited, cancelled or otherwise terminated (other than by exercise), shares that are tendered or withheld in payment of the exercise price of any award, and shares that are tendered or withheld for tax withholding obligations will be added back to the shares of common stock with respect to which new awards may be granted under the plan. The exercise price of options granted under the plan is equal to the market value of the underlying common stock on the date of grant. Stock options and restricted stock granted under the 2007 Plan vest over five years, with the exception of the options granted in 2010, which vest over three years. The stock options expire no later than ten years from the date of grant. Upon a change in control (as defined in the plan) or the death or disability of the individual to whom options or shares were awarded, all options and restricted shares awarded immediately vest.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Share-based Compensation Plans (continued)

The following table presents the activity for the 2007 Plan as of and for the year ended December 31, 2012:

	Stock Options				Non-vested Restricted Stock
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Grant Date Fair Value
	(In thousands)
Outstanding at beginning of year	481,754	$12.50	2.97		38,625	$12.53
Granted	—	—	—		—	—
Vesting of restricted stock	—	—	—		(37,367)	12.53
Exercised shares	(4,308)	12.43	3.07		—	—
Cancelled (forfeited and expired)	(7,679)	12.39	3.73		(1,258)	12.53

Outstanding at end of year	469,767	$12.50	1.94	$1,892	—	$12.53

Options exercisable at end of year	469,767	$12.50	1.94	$1,892

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company’s closing stock price of $16.48 as of December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

EMPLOYEE BENEFIT PLANS (concluded)

Share-based Compensation Plans (concluded)

For the years ended December 31, 2012 and 2011, the Company recognized compensation cost for stock options of $119,000 and $227,000, respectively, with a related tax benefit of $4,000 and $15,000, respectively. For the years ended December 31, 2012 and 2011, the Company recognized compensation cost for restricted stock awards of $67,000 and $191,000, respectively, with a related tax benefit of $25,000 and $65,000, respectively. The Company employed an accelerated method of expense recognition for options and restricted stock awards awarded in 2007 and the straight line method for options awarded in 2010. There is no future compensation cost for awards and options under the plan, since all related compensation expense under the plan has been recognized.

11. OTHER COMMITMENTS AND CONTINGENCIES

In the normal course of business there are outstanding commitments and contingencies which are not reflected in the accompanying financial statements.

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheets.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2012 and 2011, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2012	2011
	(In thousands)
Commitments to grant loans	$2,113	$4,670
Unadvanced funds on equity lines of credit	13,593	14,649
Unadvanced funds on construction loans	3,404	2,368
Unadvanced funds on commercial lines of credit	2,700	3,200

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis and the commitments are generally collateralized by real estate, except for commercial lines of credit which are generally secured by business assets or are unsecured.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

OTHER COMMITMENTS AND CONTINGENCIES (concluded)

Operating Lease Commitments

Pursuant to the terms of noncancelable lease agreements in effect pertaining to premises, future minimum rent commitments are as follows:

Years Ending December 31,	Amount
(In thousands)
2013	$335
2014	349
2015	349
2016	363
2017	366
Thereafter	4,572

$6,334

The leases contain options to extend for periods from five to fifty years. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2012 and 2011 amounted to $377,000 and $351,000, respectively.

Employment and Change in Control Agreements

The Company and the Bank have entered into employment agreements with certain executive officers which provide for a specific salary and continuation of benefits in the event the executive is terminated without cause. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations. The agreements also provide for a lump sum severance payment, subject to certain conditions, following a “change in control” as defined in the agreement. In addition, the Bank has entered into change in control agreements with certain other executive officers which provide for a lump sum severance payment, subject to certain conditions.

Other Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s financial position.

12. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to its directors and officers and affiliates. Activity is as follows:

	Years Ended December 31,
	2012	2011
	(In thousands)
Balance at beginning of year	$4,495	$5,193
Originations	1,352	168
Principal payments	(1,826)	(866)

Balance at end of year	$4,021	$4,495

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

13. FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair values.

Securities held to maturity: All fair value measurements are obtained from a third- party pricing service and are not adjusted by management. Fair values are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data.

FHLB stock: The carrying value of FHLB stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank of Boston.

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms, adjusted for credit risk.

Accrued interest: The carrying amounts of accrued interest approximate fair values.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is the carrying amount. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Long-term borrowings: Fair values of long-term debt are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The estimated fair values of off-balance-sheet instruments at December 31, 2012 and 2011 are immaterial.

Assets Measured at Fair Value on a Recurring Basis

There are no assets or liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011.

Assets Measured at Fair Value on a Non-recurring Basis

The Company may be required, from time to time, to measure certain other assets on a non-recurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-cost-or-market accounting or write-downs of individual assets. There are no liabilities measured at fair value on a non-recurring basis at December 31, 2012 and 2011.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

FAIR VALUE OF ASSETS AND LIABILITIES (concluded)

Assets Measured at Fair Value on a Non-recurring Basis (continued)

The following tables summarize the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets carried at fair value on a non-recurring basis as of December 31, 2012 and 2011. The losses represent the amounts recorded during 2012 and 2011 on the assets held at December 31, 2012 and 2011, respectively.

	At December 31, 2012			Year Ended December 31, 2012
	Level 1	Level 2	Level 3	Total Losses
	(In thousands)
Impaired loans			$1,145	$295

	$—	$—	$1,145	$295

	At December 31, 2011			Year Ended December 31, 2011
	Level 1	Level 2	Level 3	Total Losses
	(In thousands)
Impaired loans	$—	$—	$858	$80
Foreclosed real estate	—	—	839	413

	$—	$—	$1,697	$493

Losses on impaired loans and foreclosed real estate are based on the appraised value of the underlying collateral, adjusted for selling costs, and may be discounted based on management’s estimates of changes in market conditions from time of valuation.

Summary of Fair Value of Financial Instruments

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments are as follows. Certain financial instruments and all nonfinancial instruments are exempt from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of the Company.

	December 31,
	2012					2011
	Carrying	Fair Value				Carrying	Fair
	Amount	Level 1	Level 2	Level 3	Total	Amount	Value
	(In thousands)
Financial assets:
Cash and cash equivalents	$36,043	$36,043	$—	$—	$36,043	$31,074	$31,074
Securities held to maturity	22,307	—	24,506	—	24,506	36,220	39,248
FHLB stock	5,588	—	—	5,588	5,588	5,730	5,730
Loans, net	355,038	—	—	381,745	381,745	348,492	367,043
Accrued interest receivable	1,118	—	—	1,118	1,118	1,268	1,268

Financial liabilities:
Deposits	289,674	—	—	290,210	290,210	264,769	265,716
Long-term borrowings	102,797	—	—	105,811	105,811	133,696	136,690
Accrued interest payable	296	—	—	296	296	413	413

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

14. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to Newport Bancorp, Inc. is as follows:

	December 31,
BALANCE SHEETS	2012	2011
	(In thousands)
ASSETS

Cash and cash equivalents due from subsidiary	$1,137	$2,072
Investment in subsidiary	45,514	43,501
Loan to Newport Federal Savings Bank ESOP	2,532	2,750
Net deferred tax asset	349	349
Other assets	3,658	2,987

Total assets	$53,190	$51,659

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses and other liabilities	$35	$5
Stockholders’ equity	53,155	51,654

Total liabilities and stockholders’ equity	$53,190	$51,659

	Years Ended December 31,
STATEMENTS OF INCOME	2012	2011
	(In thousands)
Income:
Interest and fees on loans	$227	$244
Interest on cash and cash equivalents	4	13

Total income	231	257
Total non-interest expenses	349	308

Loss before income taxes and equity in undistributed net income of subsidiary	(118)	(51)
Applicable income tax benefit	(39)	(1)

	(79)	(50)

Equity in undistributed net income of subsidiary	1,640	1,500

Net income	$1,561	$1,450

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (concluded)

	Years Ended December 31,
STATEMENTS OF CASH FLOWS	2012	2011
	(In thousands)
Cash flows from operating activities:
Net income	$1,561	$1,450
Adjustments to reconcile net income to net cash used by operating activities:
Equity in undistributed net income of subsidiary	(1,640)	(1,500)
Repayment of ESOP loan	218	201
Share-based compensation	7	17
Repayment of stock-based compensation by subsidiary	179	400
Deferred income benefit	—	(210)
Increase in other assets	(671)	(390)
Increase (decrease) in other liabilities	59	(10)

Net cash used by operating activities	(287)	(42)

Cash flows from financing activities:
Treasury stock purchased	(602)	(263)
Treasury stock acquired for tax withholding	(99)	—
Stock options exercised	53	—

Net cash used by financing activities	(648)	(263)

Net change in cash and cash equivalents	(935)	(305)
Cash and cash equivalents at beginning of year	2,072	2,377

Cash and cash equivalents at end of year	$1,137	$2,072

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

15. QUARTERLY DATA (UNAUDITED)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)
Interest and dividend income	$4,661	$4,871	$4,843	$5,010	$5,149	$5,305	$5,380	$5,431
Interest expense	1,271	1,424	1,436	1,449	1,499	1,572	1,624	1,636

Net interest income	3,390	3,447	3,407	3,561	3,650	3,733	3,756	3,795
Provision for loan losses	221	176	341	281	92	507	207	315

Net interest income, after provision for loan losses	3,169	3,271	3,066	3,280	3,558	3,226	3,549	3,480
Other non-interest income	737	592	585	543	577	650	605	554
Non-interest expenses	3,253	3,234	3,285	3,234	3,469	3,407	3,499	3,592

Income before income taxes	653	629	366	589	666	469	655	442
Provision for income taxes	164	212	113	187	234	191	216	141

Net income	$489	$417	$253	$402	$432	$278	$439	$301

Earnings per common share:
Basic (1)	$0.15	$0.13	$0.08	$0.12	$0.13	$0.08	$0.13	$0.09
Diluted (1)	$0.14	$0.12	$0.08	$0.12	$0.13	$0.08	$0.13	$0.09

(1)	The total of the four quarters’ earnings per share does not agree to the year-to-date earnings per share due to rounding.

Newport Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

16. SUBSEQUENT EVENT – PROPOSED MERGER

On March 5, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SI Financial Group, Inc. (“SI Financial”), the holding company of Savings Institute Bank and Trust Company, pursuant to which the Company will merge with and into SI Financial, with SI Financial as the surviving entity (the “Merger”). In addition, the Bank will merge with and into Savings Institute Bank and Trust Company. Under the terms of the Merger Agreement, at the effective time of the Merger, each share of Company common stock will be converted into the right to receive either $17.55 in cash or 1.5129 shares of SI Financial common stock in exchange for each share of Company common stock held by them, subject to proration procedures so that 50 percent of the outstanding shares of Company common stock is converted into SI Financial common stock and the balance is converted into the cash consideration.

The Merger Agreement contains certain provisions under which the Merger Agreement may be terminated. If the Merger Agreement is terminated under certain circumstances, the Company has agreed to pay SI Financial a termination fee of $2.45 million.

The completion of the Merger is subject to customary closing conditions, including regulatory approval and approval by stockholders of the Company and SI Financial. The Merger is currently expected to be completed in the third quarter of 2013.

SI Financial is headquartered in Willimantic, CT and has total assets of $953,250,000 at December 31, 2012.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 5, 2013

BY AND BETWEEN

SI FINANCIAL GROUP, INC.

AND

NEWPORT BANCORP, INC.

A-i

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Bank Merger

A-ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 5th day of March, 2013 (“Agreement”), by and between SI Financial Group, Inc., a Maryland corporation (“Purchaser”), and Newport Bancorp, Inc., a Maryland corporation (the “Company”).

Introductory Statement

The Board of Directors of each of Purchaser and the Company have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Purchaser and the Company, as the case may be, and in the best interests of their respective stockholders.

The parties hereto intend that the Merger (as defined herein) shall qualify as a reorganization under the provisions of Section 368(a) of the IRC (as defined herein) for federal income tax purposes.

Purchaser and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Purchaser’s willingness to enter into this Agreement, each of the members of the Board of Directors of the Company have entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Bank Merger	Section 2.13
Cause	Section 5.11(d)
Cash Election Shares	Section 2.6(b)
Cash Consideration	Section 2.5(a)
Cash Election	Section 2.6(b)
Certificate(s)	Section 2.6(c)
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Employee Plans	Section 3.2(s)(i)
Company Equity Plan	Section 2.11
Company Pension Plan	Section 3.2(s)(iii)
Company Qualified Plan	Section 3.2(s)(iv)
Company Reports	Section 3.2(h)
Company Restricted Stock	Section 2.12

Company Stock Option	Section 2.11
Company Stockholder Meeting	Section 5.8(a)
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1(a)
Effective Time	Section 2.3
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(a)
Exchange Agent	Section 2.6(a)
Exchange Ratio	Section 2.5(a)
Indemnified Party	Section 5.12(a)
Index Ratio	Section 7.1(g)(ii)
Intellectual Property	Section 3.2(q)
Joint Proxy Statement-Prospectus	Section 5.9(a)
Letter of Transmittal	Section 2.7(a)
Mailing Date	Section 2.6(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
MGCL	Section 2.1
Mixed Election	Section 2.6(b)
Non-Election	Section 2.6(b)
Non-Election Shares	Section 2.6(b)
Purchaser	Preamble
Purchaser Employee Plans	Section 3.3(o)(i)
Purchaser Pension Plan	Section 3.3(o)(iii)
Purchaser Qualified Plan	Section 3.3(o)(iv)
Purchaser Ratio	Section 7.1(g)(i)
Purchaser’s Reports	Section 3.3(g)
Purchaser Stockholder Meeting	Section 5.8(a)
Shortfall Number	Section 2.6(e)(ii)
Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(d)
Stock Election	Section 2.6(b)
Stock Election Number	Section 2.6(b)
Stock Election Shares	Section 2.6(b)
Surviving Corporation	Section 2.1

For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of the Company’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“affiliate” of a person means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such person.

“Agreement” means this Agreement and the exhibits and schedules hereto, each as amended, modified or restated from time to time in accordance with its terms.

“Business Day” means any day other than a Saturday, Sunday or Federal holiday.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company ESOP” means the Newport Federal Savings Bank Employee Stock Ownership Plan.

“CRA” means the Community Reinvestment Act.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with the Company under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, the Company or a Subsidiary of either.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental or regulatory authority, agency, court, commission, or other administrative entity.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“knowledge” means, with respect to the Company and Purchaser or any Subsidiary, the actual knowledge of the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Lending Officer, the Chief Credit Officer or persons performing comparable functions.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Maryland Department” means the Maryland State Department of Assessments and Taxation.

“Material Adverse Effect” means an effect, circumstance, occurrence or change which is material and adverse to the business, financial condition or results of operations of the Company or Purchaser, as the context may dictate, and its Subsidiaries, taken as a whole, or materially prevents, impairs or threatens the ability of either the Company or Purchaser, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser or the Company required under this Agreement or taken or omitted to be taken with the prior written consent, or at the request, of the other, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement (iv) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States and (v) natural disaster or other force majeure event, shall not be considered in determining if a Material Adverse Effect has occurred except, with respect to clauses (i), (ii) and (iv), to the extent that the effects of such change uniquely affects such party and its Subsidiaries as compared to comparable U.S. banking organizations.

“OCC” means the Office of the Comptroller of the Currency, including as successor to the Office of Thrift Supervision.

“Purchaser Common Stock” means the common stock, par value $0.01 per share, of Purchaser.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which the Company or Purchaser, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including without limitation, the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Purchaser in response to such Acquisition Proposal) and (ii) is for 100% of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company.

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Purchaser (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Purchaser shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the Maryland General Corporation Law (the “MGCL”) and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by Purchaser within thirty (30) days following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Purchaser and the Company shall duly execute and deliver Articles of Merger (the “Articles of Merger”) to the Maryland Department for filing pursuant to the MGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Maryland Department or at such later date or time as Purchaser and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5 Effect on Outstanding Shares of Company Common Stock.

(a) Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement, either the right to receive (i) $17.55 in cash, without interest (the “Cash Consideration”) or (ii) 1.5129 shares (the “Exchange Ratio”) of Purchaser Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the average closing sales price of Purchaser Common Stock on The Nasdaq Stock Market over the five trading days ending on the third business day prior to the Closing Date.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by the Company, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into the Merger Consideration pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.11 of this Agreement.

2.6 Election and Proration Procedures.

(a) An election form and other appropriate customary transmittal material in such form as Purchaser and the Company shall mutually agree (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of Company Common Stock as of a record date which shall be the same date as the record date for eligibility to vote on the Merger. The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of Company Common Stock. Purchaser shall make available Election Forms as may be reasonably requested by all persons who become holders of Company Common Stock after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and the Company shall provide to Registrar and Transfer Company (the “Exchange Agent”) all information reasonably necessary for it to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of shares of Company Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of record of shares of Company Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Company Common Stock held by that Representative for a particular beneficial owner. Shares of Company Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Company Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election

Shares.” Shares of Company Common Stock as to which no election has been made are referred to as “Non-Election Shares.” The aggregate number of shares of Company Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c) To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 5:00 p.m., New York City time, on the third business day subsequent to the Stockholder Meeting (or such other time and date as Purchaser and the Company may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if, in the case of holders of certificated shares of Company Common Stock, accompanied by one or more certificates theretofore representing Company Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Purchaser pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Company stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Company stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, in the case of holders of certificated shares of Company Common Stock, or of the guarantee of delivery of such Certificates, in the case of holders of certificated shares of Company Common Stock, previously deposited with the Exchange Agent. All elections shall be revoked automatically if the Exchange Agent is notified in writing by Purchaser and the Company that this Agreement has been terminated. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Company Common Stock held by such stockholder shall be designated Non-Election Shares. Purchaser shall cause the Certificates, in the case of holders of certificated shares of Company Common Stock, representing Company Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Notwithstanding any other provision contained in this Agreement, 50% of the total number of shares of Company Common Stock outstanding at the Effective Time (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of Company Common Stock (excluding Excluded Shares) shall be converted into the Cash Consideration; provided, however, that if the tax opinions referred to in Section 6.1(g) cannot be rendered (as reasonably determined by either of the counsels charged with giving such opinions) as a result of the Merger potentially failing to satisfy the continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC, then Purchaser shall increase the number of shares of Company Common Stock that will be converted into the Stock Consideration and reduce the number of shares of Company Common Stock that will be converted into the right to receive the Cash Consideration to the minimum extent necessary to enable the relevant tax opinions to be rendered.

(e) Within five business days after the later to occur of the Election Deadline or the Effective Time, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.6(e), if Purchaser is obligated to increase the number of shares of Company Common Stock to be converted into shares of Purchaser Common Stock as a result of the application of the last clause of Section 2.6(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.6(e).

2.7 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Purchaser and the Company shall be mailed as soon as practicable (but not later than five (5) business days) after the Election Deadline to each holder of record of Company Common Stock as of the Effective Time who did not previously submit a completed Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by Certificates representing all shares of Company Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, Purchaser shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Purchaser Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration, including cash in lieu of fractional shares.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Purchaser may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 2.5, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5, if any (including any cash in lieu of fractional shares, if any, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5. Certificates so surrendered shall forthwith be canceled. As soon as practicable (but not later than five (5) business days) following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Purchaser Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Purchaser Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of the Company, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Company Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Purchaser and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Purchaser Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such person’s Certificates.

(f) The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the holders of Company Common Stock for six months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of Company Common Stock who have not theretofore complied with this Section 2.7 shall look only to Purchaser for the Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) Purchaser and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8 Effect on Outstanding Shares of Purchaser Common Stock. At the Effective Time, and except as provided in Section 2.5(d), each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors of Surviving Corporation After Effective Time. Subject to Section 5.14, immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Purchaser serving immediately prior to the Effective Time.

2.10 Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.11 Treatment of Stock Options. At the Effective Time, each option to acquire shares of Company Common Stock that is outstanding and unexercised immediately prior thereto (“Company Stock Option”) pursuant to the Newport Bancorp, Inc. 2007 Equity Incentive Plan (the “Company Equity Plan”) shall automatically become vested and shall be cancelled and converted into the right to receive from Purchaser a cash payment in an amount, subject to required withholding taxes, equal to the product of (i) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (ii) the amount by which the Cash Consideration exceeds the exercise price of such Company Stock Option. If the exercise price of a Company Stock Option is greater than the Cash Consideration, then at the Effective Time such Company Stock Option shall be cancelled without any payment made in exchange therefor.

2.12 Treatment of Restricted Stock. At the Effective Time, the restrictions on each share of restricted stock outstanding immediately prior thereto (“Company Restricted Stock”) pursuant to the Company Equity Plan shall automatically lapse and shall be treated as issued and outstanding shares of Company Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 2.5.

2.13 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Savings Institute Bank and Trust Company, a wholly owned subsidiary of Purchaser, and Newport Federal Savings Bank, a wholly owned subsidiary of the Company, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which Newport Federal Savings Bank will merge with and into Savings Institute Bank and Trust Company (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or as soon as practicable following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Purchaser may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Purchaser may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the IRC. In the event that Purchaser elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. It is the intent of the parties hereto that Purchaser by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters; Standard.

(a) Prior to the execution and delivery of this Agreement, Purchaser and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

(b) No representation or warranty of the Company or Purchaser contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(d), 3.2(e)(i) and (ii), 3.2(v), 3.2(y), 3.3(a), 3.3(d), and 3.3(e)(i) and (ii), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Purchaser, as the case may be (it being understood that, except with respect to Section 3.2(j), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2 Representations and Warranties of the Company. The Company represents and warrants to Purchaser that, except as disclosed in the Company’s Disclosure Letter:

(a) Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is registered with the Federal Reserve as a savings and loan holding company. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. The Company engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the Home Owners’ Loan Act of 1933, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) The Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, the Company’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by the Company and the name and number of shares held by any other person who owns any stock of the Subsidiary. The Company owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. The Company’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federal savings banks.

(ii) Each of the Company’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of the Company are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) Newport Federal Savings Bank is a federal savings bank. No Subsidiary of the Company other than Newport Federal Savings Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Newport Federal Savings Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 19,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share.

(ii) As of the date of this Agreement:

(A) 3,499,722 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) no shares of Company preferred stock are issued and outstanding.

(C) 1,378,627 shares of Company Common Stock are held in treasury by the Company or otherwise directly or indirectly owned by the Company; and

(D) 469,767 shares of Company Common Stock are reserved for issuance pursuant to outstanding Company Stock Options (including exercisable and unexercisable Company Stock Options) and future awards of Company Restricted Stock.

(iii) Set forth in the Company’s Disclosure Letter are: (a) a complete and accurate list of all outstanding Company Stock Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options, and (b) a complete and accurate list of all outstanding shares of restricted stock of the Company, including the names of the grantees, dates of grant, dates of vesting and shares subject to each grant.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and

(B) other than Company Stock Options, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of the Company (including any rights plan or agreement) or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(d) Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of majority of the outstanding shares of Company Common Stock. The Company’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve and the OCC, (ii) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Company’s and Purchaser’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, (iv) filing with the Nasdaq Stock Market of a notification of the listing of the shares of Purchaser Common Stock to be issued in the Merger; and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement; no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the

Company of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, the Company has no knowledge of any reason pertaining to the Company why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Governmental Filings. The Company and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2010 with the Federal Reserve, the OCC, the FDIC, or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h) Securities Filings. The Company has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2010 (collectively, “Company Reports”). None of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Company Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of the Company included in the Company Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i) Financial Statements. The Company has previously made available to Purchaser copies of (i) the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2011 and 2010 and related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the two years in the two-year period ended December 31, 2011, together with the notes thereto, accompanied by the audit report of the Company’s independent registered public accounting firm, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC, (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2012 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2012 and 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the SEC and (iii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2012 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2012. Such financial statements were prepared from the books and records of Company and its Subsidiaries, fairly present the consolidated financial position of Company and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Company and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of the Company as of September 30, 2012, except for (i) liabilities incurred since September 30, 2012 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket or other expenses or fees in connection with the transactions contemplated by this Agreement.

(k) Absence of Certain Changes or Events.

(i) Since September 30, 2012, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on the Company.

(ii) Since September 30, 2012, none of the Company or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c), (e), (h), (i)(ii), (j), (k), (n), or (o) of Section 4.1 if taken after the date hereof.

(l) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since January 1, 2010, (i) there have been no subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(m) Absence of Regulatory Actions. Since January 1, 2010, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Company or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the knowledge of the Company, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries.

(n) Compliance with Laws. The Company and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(o) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP). To the knowledge of the Company, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP). The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment to any individual of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither the Company nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(p) Agreements.

(i) The Company has previously delivered to Purchaser, and the Company’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound:

(A) (1) with any executive officer or other employee of the Company or any of its Subsidiaries holding the title of Vice President or higher the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B) that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries), (2) obligates the Company or any of its affiliates (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C) pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D) that relates to borrowings of money (or guarantees thereof) by the Company or any of its Subsidiaries in excess of $100,000, other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business;

(E) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(F) that limits the payment of dividends by the Company or any of its Subsidiaries;

(G) that relates to the involvement of the Company or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect,

(I) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 on an annual basis;

(J) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K) which is not of the type described in clauses (A) through (J) above and which involved payments by, or to, the Company or any of its Subsidiaries in the fiscal year ended December 31, 2012, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2013, of more than $50,000 (excluding Loans) or the termination of which would require payment by the Company or any of its Subsidiaries in excess of $50,000.

(ii) Neither the Company nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of the Company, no other party to any such agreement (excluding any loan or extension of credit made by the Company or any of its Subsidiaries) is in default in any respect thereunder.

(q) Intellectual Property. The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. The Company’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to the Company and the Subsidiaries. Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(r) Labor Matters.

(i) The Company and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened.

(ii) The Company’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of the Company and its Subsidiaries and any consultants or independent contractors providing services to the Company or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. The Company’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including, but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(s) Employee Benefit Plans.

(i) The Company’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements, including split dollar life insurance arrangements, and all trust agreements related thereto with respect to any present or former directors, officers or other employees of the Company or any of its Subsidiaries (hereinafter referred to collectively as the “Company Employee Plans”). The Company has previously delivered or made available to Purchaser true and complete copies of each agreement, plan and other documents referenced in the Company’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by the Company or any of its Subsidiaries to create an additional Company Employee Plan, or to amend any Company Employee Plan, except for amendments required by applicable law or which do not materially increase the cost of such Company Employee Plan. Each Company Employee Plan that provides for the payment of “deferred compensation,” including any employment agreement between the Company and any employee, complies in all material respects with Section 409A of the IRC.

(ii) There is no pending or, to the knowledge of the Company, threatened litigation, administrative action or proceeding relating to any Company Employee Plan. All of the Company Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Company Employee Plans that is likely to result in the imposition of any penalties or Taxes upon the Company or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guaranty Corporation has been or is expected by the Company or any of its Subsidiaries to be incurred with respect to any Company Employee Plan which is subject to Title IV of ERISA (the “Company Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by the Company or any ERISA Affiliate. No Company Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Company Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Company Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Company Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Company Pension Plan within the 12-month period ending on the date hereof. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Company Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Company Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and to the Company’s knowledge, there are no circumstances likely to result in revocation of any such favorable determination letter. Each Company Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Company Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither the Company nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Company Employee Plan that cannot be amended or terminated upon sixty (60) days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vi) All contributions required to be made with respect to any Company Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of the Company. Each Company Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(vii) The Company’s Disclosure Letter contains a calculation of the severance payment (estimated where necessary) and a description of other benefits payable to each director or officer of the Company or any of its Subsidiaries that is a party to a severance, change in control or employment agreement under such agreement, assuming that such person’s service with the Company terminates as of the Effective Time.

(t) Properties.

(i) A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which the Company or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to the Company and the Subsidiaries and neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. The Company has previously delivered to Purchaser a complete and correct copy of each such lease. All real property owned or leased by the Company or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of the Company and its Subsidiaries that is leased rather than owned, neither the Company nor any of its Subsidiaries is in default under the terms of any such lease.

(u) Fairness Opinion. The Company has received the opinion of Sandler O’Neill & Partners, L.P. to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid to the Company’s stockholders by Purchaser in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to such Company stockholders.

(v) Fees. Other than for financial advisory services performed for the Company by Sandler O’Neill & Partners, L.P. pursuant to an agreement dated October 23, 2012, a true and complete copy of which has previously been provided to Purchaser, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(w) Environmental Matters.

(i) Each of the Company’s and its Subsidiaries’ properties, the Participation Facilities, and, to the knowledge of the Company, the Loan Properties are, and have been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of the Company, threatened, before any court or Governmental Entity against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of the Company, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or the Company or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither the Company nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the knowledge of the Company, there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, to the knowledge of the Company, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the knowledge of the Company, prior to the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(x) Loan Matters.

(i) All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices and, to the knowledge of the Company, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor the Company’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in the Company’s audited balance sheet at December 31, 2011 was, and the allowance for loan losses shown on the balance sheets in the Company’s Reports for periods ending after such date, in the opinion of management, were, or will be, adequate, as of the dates thereof, under GAAP.

(iv) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v) (A) The Company’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the Company or Newport Federal Savings Bank to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (B) there are no Loans to any employee, officer, director or affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi) The Company’s Disclosure Letter sets forth a listing, as of December 31, 2012, by account, of: (A) each borrower, customer or other party which has notified Newport Federal Savings Bank during the past twelve (12) months of, or has asserted against the Company or Newport Federal Savings Bank, in each case in writing, any “lender liability” or similar claim, and, to the knowledge of the Company or Newport Federal Savings Bank, each borrower, customer or other party that has given the Company or Newport Federal Savings Bank any oral notification of, or orally asserted to or against Company or Newport Federal Savings Bank, any such claim; and (B) of all Loans (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Pass 5,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (5) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by the Company or Newport Federal Savings Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(y) Anti-takeover Provisions Inapplicable. The Company and its Subsidiaries have taken all actions required to exempt Purchaser, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(z) Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of the Company, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(aa) Insurance. In the opinion of management, the Company and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The Company’s Disclosure Letter contains a list of all policies of insurance carried and owned by the Company or any of the Company’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by the Company and its Subsidiaries are in full force and effect, the Company and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(bb) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(cc) Indemnification. Except as provided in the Articles of Incorporation or bylaws of the Company and the similar organizational documents of its Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company and, to the knowledge of the Company, there are no claims for which any such person would be entitled to indemnification under the Articles of Incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(dd) Corporate Documents and Records. The Company has previously provided a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Newport Federal Savings Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Company does not have knowledge of any facts or circumstances that would cause Newport Federal Savings Bank or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Newport Federal Savings Bank. To the knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either the Company or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Newport Federal Savings (or where appropriate of any other Subsidiary of the Company) has adopted, and Newport Federal Savings Bank (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Newport Federal Savings Bank (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ff) Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Except as disclosed in the Company Reports, there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(gg) Tax Treatment of the Merger. The Company has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(hh) Related Party Transactions. Neither the Company or any Company Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any affiliate of the Company or any Company Subsidiary where the amount exceeds $120,000, except as set forth in the Company’s Disclosure Letter. Except as set forth in the Company’s Disclosure Letter, all such transactions involving indebtedness (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features. No loan or credit accommodation to any affiliate of the Company or any Company Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither the Company nor any Company Subsidiary has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation is inappropriate.

3.3 Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that, except as set forth in Purchaser’s Disclosure Letter:

(a) Organization and Qualification. Purchaser is a corporation duly organized and validly existing and in good standing under the laws of the State of Maryland and is registered with the Federal Reserve as a savings and loan holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Purchaser. Purchaser engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the Home Owners’ Loan Act of 1933, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) Purchaser’s Disclosure Letter sets forth with respect to each of Purchaser’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation and Purchaser’s percentage ownership. Purchaser owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Purchaser’s right to vote or dispose of any equity securities of its Subsidiaries. Purchaser’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federal savings banks.

(ii) Each of Purchaser’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Purchaser are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchange for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) Savings Institute Bank and Trust Company is a federal savings bank. No Subsidiary of Purchaser other than Savings Institute Bank and Trust Company is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Savings Institute Bank and Trust Company deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

(c) Capital Structure.

(i) The authorized capital stock of Purchaser consists of 35,000,000 shares of Purchaser Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share.

(ii) As of the date of this Agreement, (A) 10,112,310 shares of Purchaser Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights; (B) no shares of Purchaser preferred stock are issued and outstanding; (C) no shares of Purchaser Common Stock are held in treasury by the Purchaser or otherwise directly or indirectly owned by the Purchaser; and (D) 905,599 shares of Purchaser Common Stock are reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii) The shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Purchaser may vote are issued or outstanding.

(d) Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Purchaser Common Stock. Purchaser’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to Purchaser’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders adopt this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Purchaser or the similar organizational documents of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve and the OCC, (ii) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Company’s and Purchaser’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, (iv) filing with the Nasdaq Stock Market of a notification of the listing of the shares of Purchaser Common Stock to be issued in the Merger; and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement; no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Purchaser of this Agreement or the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, Purchaser has no knowledge of any reason pertaining to Purchaser why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Securities Filings. Purchaser has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2010 (collectively, “Purchaser’s Reports”). None of Purchaser’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of Purchaser’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in Purchaser’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. Purchaser has previously made available to the Company copies of (i) the consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2011 and 2010 and related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the three-year period ended December 31, 2011, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC (ii) the unaudited consolidated balance sheets of Purchaser and its Subsidiaries as of September 30, 2012 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2012, as reported in Purchaser’s Quarterly Report on Form 10-Q for the three months ended September 30, 2012 filed with the SEC and (iii) the unaudited consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2012 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2012. Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly present the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of September 30, 2012, except for (i) liabilities incurred since September 30, 2012 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since September 30, 2012, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of Purchaser or any of its Subsidiaries that (i) are seeking damages or declaratory relief against Purchaser or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries. Since January 1, 2010 (i) there have been no subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(l) Absence of Regulatory Actions. Since January 1, 2010, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the knowledge of the Purchaser, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(m) Compliance with Laws. Purchaser and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(n) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). To the knowledge of the Purchaser, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o) Employee Benefit Plans.

(i) Purchaser’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of the Company or any of its Subsidiaries (hereinafter referred to collectively as the “Purchaser Employee Plans”). Purchaser has previously delivered or made available to the Company true and complete copies of each agreement, plan and other documents reference in Purchaser’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year.

(ii) There is no pending or, to the knowledge of Purchaser, threatened litigation, administrative action or proceeding relating to any Purchaser Employee Plan. All of Purchaser Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to Purchaser Employee Plans that is likely to result in the imposition of any penalties or Taxes upon Purchaser or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guaranty Corporation has been or is expected by Purchaser or any of its Subsidiaries to be incurred with respect to any Purchaser Employee Plan which is subject to Title IV of ERISA (the “Purchaser Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Purchaser or any ERISA Affiliate. No Purchaser Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Company Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Purchaser Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Purchaser Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Purchaser Pension Plan within the 12-month period ending on the date hereof. Neither Purchaser nor any of its Subsidiaries has provided, or is required to provide, security to any Purchaser Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither Purchaser, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Purchaser Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Purchaser Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and to the Purchaser’s knowledge, there are no circumstances likely to result in revocation of any such favorable determination letter. Each Purchaser Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Purchaser Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(p) Corporate Documents and Records. Purchaser has previously provided a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of Purchaser and each of Purchaser’s Subsidiaries, as in effect as of the date of this Agreement. Neither Purchaser nor any of Purchaser’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of Purchaser and each of Purchaser’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(q) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Savings Institute Bank and Trust Company has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Purchaser does not have knowledge of any facts or circumstances that would cause Savings Institute Bank and Trust Company or any other Subsidiary of Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Savings Institute Bank and Trust Company. To the knowledge of Purchaser, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Purchaser or any of its Subsidiaries to undertake any remedial action. The Board of Directors of Savings Institute Bank and Trust Company (or where appropriate of any other Subsidiary of Purchaser) has adopted, and Savings Institute Bank and Trust Company (or such other Subsidiary of Purchaser) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Savings Institute Bank and Trust Company (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(r) Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Except as disclosed in Purchaser’s Reports, there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the knowledge of Purchaser, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(s) Tax Treatment of the Merger. Purchaser has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(t) Fairness Opinion. Purchaser has received the opinions of Stifel, Nicolaus & Company, Incorporated and Northeast Capital & Advisory, Inc. to the effect that, as of the date of such opinions and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid to the Company’s stockholders by Purchaser in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to Purchaser’s stockholders.

(u) Governmental Filings. Purchaser and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2010 with the Federal Reserve, the FDIC, the OCC, or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(v) Environmental Matters.

(i) Each of Purchaser’s and its Subsidiaries’ properties and the Participation Facilities, and, to the knowledge of Purchaser, the Loan Properties, are, and have been during the period of Purchaser’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Purchaser, threatened, before any court or Governmental Entity against Purchaser or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Purchaser or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of Purchaser, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or Purchaser or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither Purchaser nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the knowledge of Purchaser, there are no underground storage tanks at any properties owned or operated by Purchaser or any of its Subsidiaries or any Participation Facility. Neither Purchaser nor any of its Subsidiaries nor, to the knowledge of Purchaser, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Purchaser or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) Purchaser’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Purchaser’s or its Subsidiary’s participation in the management of any Participation Facility, to the knowledge of Purchaser, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the knowledge of Purchaser, prior to the period of (A) Purchaser’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Purchaser’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(w) Availability of Funds. Purchaser has, or will have available to it at the Effective Time, immediately available cash in amounts sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement or disclosed in the Company’s Disclosure Letter, and except to the extent required by law or regulation or any Governmental Entity during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of Purchaser (which shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

(ii) prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder; or

(iii) purchase any brokered certificates of deposit;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on its capital stock;

(iii) grant any person any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”)), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such person or any claims held by any such person;

(e) make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

(f) enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or contracts other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed $100,000 if such Loan is not fully secured or $1.0 million if such Loan is fully secured or (ii) Loans as to which the Company has a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and which are described in the Company’s Disclosure Letter; provided, however, that neither the Company nor any of its Subsidiaries shall make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, to any person if when aggregated with all outstanding Loans and commitments for Loans made to such person and such person’s family members and affiliates, the Loans would exceed $2.0 million;

(h) except for Loans made in accordance with Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), make or increase any Loan, or commit to make or increase any such Loan, to any director or executive officer of the Company or Newport Federal Savings Bank, or any entity controlled, directly or indirectly, by any of the foregoing;

(i) (i) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies then in effect, or pay any bonus, pension, retirement allowance or contribution not required by or accrued for under any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend, renew, extend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii) amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

(iv) elect to any office with the title of Senior Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement; or

(v) hire any employee with an annualized salary in excess of $40,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

(j) commence any action or proceeding, other than to enforce any obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $50,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its Articles of Incorporation or bylaws, or similar governing documents;

(l) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

(m) purchase any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities of less than one year;

(n) make any capital expenditures in excess of $50,000, other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, and expenditures reasonably necessary to maintain existing assets in good repair;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q) make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, GAAP, or the direction of a Governmental Entity;

(r) except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i) issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii) issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s) except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Purchaser and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t) make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Purchaser shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by Purchaser. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser shall maintain its rights and franchises in all material respects, and shall not, nor shall Purchaser permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of the Company (which shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(c) make, declare or pay any dividend, or make any distribution on its capital stock, except for regularly quarterly cash dividends at a rate not in excess of $0.03 per share of Purchaser Common Stock and dividends paid by Savings Institute Bank and Trust Company to enable the Purchaser to pay such dividends; or increase such dividend, except for dividend increases consistent with past practice;

(d) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(e) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2;

(g) amend, repeal or modify any provision of its Articles of Incorporation or Bylaws in a manner which would adversely affect the Company or any Company stockholder or the transactions contemplated by this Agreement; or

(h) consummate, or enter into any agreement with respect to any transaction involving a third party that would constitute an Acquisition Proposal with respect to such third party; provided, that this Section 4.2(h) shall not apply with respect to any transaction involving Purchaser’s acquisition of a third party in which the value of the total consideration to be paid as measured at the time of announcement is less than $60.0 million.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information or data regarding the Company or any of its Subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Purchaser), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into or consummate any agreement, arrangement or understanding contemplating any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by the Company’s stockholders at a meeting of the stockholders of the Company, this Section 5.1(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its Subsidiaries to, or entering into discussions with, any person in response to an Acquisition Proposal that is submitted to the Company by such person (and not withdrawn) if (1) the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) the Company has not breached any of the covenants set forth in this Section 5.1, (3) the Company’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that such action is required in order for the Board of Directors to comply with its fiduciary obligations to the Company’s stockholders under applicable law, and (4) at least two (2) Business Days prior to furnishing any nonpublic information to, or entering into discussions with, such person, the Company gives Purchaser written notice of the identity of such person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such person and the Company receives from such person an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Purchaser and the Company.

(b) The Company will notify Purchaser immediately orally (within one (1) calendar day) and in writing (within three (3) calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Purchaser any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Purchaser informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately orally (within one (1) calendar day) and in writing (within three (3) calendar days) upon the occurrence thereof.

(c) The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. The Company shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall (and shall cause of its Subsidiaries to) afford Purchaser and its representatives (including, without limitation, officers and employees of Purchaser and its affiliates and counsel, accountants and other professionals retained by Purchaser) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation tax returns and work papers of independent auditors and materials prepared in connection with meetings of the Company’s Board of Directors), contracts, properties, personnel and to such other information relating to the Company and its Subsidiaries as Purchaser may reasonably request, except where such materials relate to (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (iii) matters involving an Acquisition Proposal; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by the Company. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) From the date hereof until the Effective Time, the Company shall, and shall cause the Company’s Subsidiaries to, promptly provide Purchaser with (i) a copy of each report filed with a Governmental Entity, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Purchaser may reasonably request, provided that Purchaser shall not be entitled to receive reports or other documents relating to (x) matters involving this Agreement, (y) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the disclosure of such information would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (z) matters involving an Acquisition Proposal. From the date hereof until the Effective Time, Purchaser shall, and shall cause Purchaser’s Subsidiaries to, promptly provide the Company with (i) a copy of each report filed with a Governmental Entity, and (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors.

(c) The Company and Purchaser will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and to hold such information and documents in confidence and treat such information and documents as secret and confidential and to use all reasonable efforts to safeguard the confidentiality of such information and documents.

(d) The Company shall give notice, and shall cause Newport Federal Savings Bank to give notice, to a designee of Purchaser, and shall invite such person to attend all regular and special meetings of the Board of

Directors of the Company and Newport Federal Savings Bank. The Company’s Disclosure Schedule sets forth the regularly scheduled meetings of the Boards of Directors of the Company and Newport Federal Savings Bank to be held in 2013, which disclosure is hereby deemed to constitute notice of and an invitation to Purchaser’s designee to attend such meetings. Such designees shall have no right to vote and shall not attend sessions of the Boards of Directors or committees thereof during which there is being discussed (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (iii) matters involving an Acquisition Proposal.

(e) From and after the date hereof, representatives of Purchaser and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Purchaser and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger or as soon thereafter as possible.

(f) Within ten (10) Business Days of the end of each calendar month, the Company shall provide Purchaser with an updated list of Loans described in Section 3.2(x)(vi).

(g) Company Information. The information regarding the Company and its Subsidiaries to be supplied by Company for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement-Prospectus (except for such portions thereof that relate only to Purchaser or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(h) Purchaser Information. The information regarding Purchaser and its Subsidiaries to be supplied by Purchaser for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement-Prospectus (except for such portions thereof supplied by the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Purchaser shall furnish each other with all information concerning themselves, their respective subsidiaries, and their respective subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Purchaser, the Company or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Purchaser and the Company, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

5.5 Antitakeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature in the Company’s or its Subsidiaries’ Articles of Incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter, the Company and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity that are related to the transactions contemplated by this Agreement; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Stockholder Meetings.

(a) Purchaser and the Company will each submit to its respective stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Purchaser and the Company each will take, in accordance with applicable law and its Articles of Incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the meeting of the stockholders of the Company referred to herein as the “Company Stockholder Meeting” and the meeting of the stockholders of Purchaser referred to herein as the “Purchaser Stockholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Each of Purchaser and, subject to Section 5.8(b), the Company shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement, (ii) include such recommendation in the Joint Proxy Statement-Prospectus and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Effective Time, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would cause it to violate its fiduciary duties under applicable law, withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in a manner adverse to Purchaser (a “Change of Recommendation”); provided that prior to any such Change of

Recommendation, the Company shall have complied in all material respects with Section 5.1, given Purchaser written notice promptly (and in any event within twenty-four (24) hours) advising it of the decision of the Company’s Board of Directors to take such action and, in the event the decision relates to an Acquisition Proposal, given Purchaser the material terms and conditions of the Acquisition Proposal or inquiry, including the identity of the person making any such Acquisition Proposal; and provided, further, that in the event the decision relates to an Acquisition Proposal: (i) the Company shall have given Purchaser three (3) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser proposes to revise the terms of this Agreement, the Company shall have negotiated, and shall have caused its financial and legal advisors to negotiate, in good faith with Purchaser with respect to such proposed revisions or other proposal; and (ii) the Company’s Board of Directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser, if any, that such Acquisition Proposal constitutes a Superior Proposal. In the event the Company’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change. In the event of any material revisions to the Acquisition Proposal that result in terms that are less favorable to the Company, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.9 Registration of Purchaser Common Stock.

(a) As promptly as reasonably practicable following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to each of Purchaser and the Company stockholders at the respective Stockholders Meeting, which shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement-Prospectus”). The Company will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Purchaser and the Company each will use reasonable best efforts to cause the Joint Proxy Statement-Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Purchaser or the Company, or any of their respective affiliates, officers or directors, should be discovered by Purchaser or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser with the SEC and disseminated by the Company to the stockholders of the Company.

(b) Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Company and Purchaser shall furnish all information concerning it and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Purchaser shall notify The Nasdaq Stock Market of the additional shares of Purchaser Common Stock to be issued by Purchaser in exchange for the shares of Company Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) Purchaser shall honor the Company Employee Plans set forth on the Company’s Disclosure Letter 3.2(s) in accordance with the terms of such Company Employee Plans, except to the extent an alternative treatment is set forth in this Section 5.11 or in Sections 2.11 or 2.12 of this Agreement. Following the Effective Time, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of all persons who are employees of the Company and its Subsidiaries immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) that, in the aggregate are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of Purchaser or its Subsidiaries; provided, however, in no event shall any Continuing Employee be eligible to participate in any frozen plan of Purchaser or its Subsidiaries.

(b) Prior to the Effective Time, the Company shall adopt resolutions, to the extent required, providing that the Company’s health and welfare plans as set forth on the Company’s Disclosure Schedule 3.2(s) (excluding any split dollar life insurance agreements or arrangements in which employees or directors are vested in a life insurance benefit or any other plans that are mutually agreed to in writing between the parties) will be terminated effective immediately prior to the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of such arrangements, and provided that no Continuing Employee shall experience a gap in coverage. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company’s health and welfare plans prior to the time such Continuing Employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to all employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Continuing Employees who become covered under health plans, programs and benefits of Purchaser or any of its Subsidiaries shall receive credit for any co-payments and deductibles paid under the Company’s health plan for the plan year in which coverage commences under Purchaser’s health plan and shall not be subject to any preexisting conditions under any such plans. Terminated Company employees and qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser in accordance with COBRA.

(c) Continuing Employees shall not receive prior service credit for benefit accrual purposes under any of Purchaser’s compensation and benefit plans, programs or policies, except for Purchaser’s vacation and sick leave programs. Continuing Employees will receive credit for service with Purchaser for purposes of vesting and determination of eligibility to participate in Purchaser’s 401(k) plan and Employee Stock Ownership Plan. The Company shall take all necessary and appropriate actions to cause the Company’s 401(k) plan to be frozen as to future contributions effective immediately prior to the Effective Time and the Purchaser shall take all necessary and appropriate actions to allow the Continuing Employees to participate in the Purchaser’s 401(k) Plan on the first day immediately following the Effective Time. If requested in writing by Purchaser, the Company will also take all necessary steps to terminate the Company’s 401(k) plan immediately prior to the Effective Time.

(d) Purchaser agrees that each full-time Company employee who is involuntarily terminated by Purchaser (other than for “Cause” as determined by Purchaser) or voluntarily resigns after being notified that, as a condition to employment, such Continuing Employee’s base salary will be materially decreased at the Effective Time or within one year of the Effective Time and who is not covered by a separate severance, change in control or employment agreement shall, upon executing an appropriate release in the form reasonably determined by Purchaser, receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at the Company, with a minimum equal to $5,000 and a maximum equal to 26 weeks of base pay. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year, except no employee shall receive less than two weeks of base pay. For purposes of calculating base pay, Company employees who are paid on an hourly basis shall be deemed to have a base pay equal to the employee’s average weekly compensation over the two months prior to the termination date. For these purposes, “Cause” shall mean termination due to the employee’s personal dishonesty, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or final cease-and-desist order.

(e) Purchaser shall honor all obligations under the employment or change in control agreements as set forth in the Company’s Disclosure Letter 5.11(e), except to the extent superseded by agreements listed in Section 5.11(g) of this Agreement.

(f) Subject to the occurrence of the Closing, the Company ESOP shall be terminated as provided in the Company ESOP (all shares of Company Common Stock held by the Company ESOP shall be converted into the right to receive the Merger Consideration, all accounts shall be fully vested, all outstanding indebtedness of the Company ESOP shall be repaid by delivering a sufficient number of shares of unallocated shares of Company Common Stock to the Company and the balance of the shares and any other assets remaining in the Company ESOP not allocated to a participant’s account shall be allocated as provided in the Company ESOP and distributed to Company ESOP participants after the receipt of a favorable determination letter from the IRS). Prior to the Effective Time, Company shall take all such actions as are necessary (determined in consultation with Purchaser) in order to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company ESOP and the proposed allocations as may be required by the IRS as a condition to its issuance of a favorable determination letter). Company and following the Effective Time, Purchaser, will adopt such amendments to the Company ESOP to effect the provisions of this Section 5.11(f).

(g) Purchaser, Savings Institute Bank and Trust Company, the Company and Newport Federal Savings Bank will enter into a separate settlement agreement, consulting agreement and noncompetition agreement with each of Kevin M. McCarthy and Nino Moscardi in the forms set forth in Section 5.1(g) of the Company Disclosure Letter, and which will be signed and dated by the parties on the same date that this Agreement is executed.

(h) For a period of six months following the Effective Time, Purchaser shall provide all employees of the Company and its Subsidiaries whose employment was terminated other than for cause, disability or retirement at or following the Effective Time, and who so desires, job counseling and outplacement assistance services, in which it shall assist such employees in locating new employment and shall notify all such employees who want to be so notified of opportunities for positions with Purchaser or any of its Subsidiaries for which Purchaser reasonably believes such persons are qualified and shall consider any application for such positions submitted by such persons, provided, however, that any decision to offer employment to any such person shall be made in the sole discretion of Purchaser; provided; further that the total costs expended for such job counseling and outplacement assistance services shall not exceed $10,000 in the aggregate.

(i) Prior to the Effective Time, the Board of Directors of the Company will terminate the Newport Federal Savings Bank Change in Control Severance Compensation Plan.

5.12 Indemnification.

(a) From and after the Effective Time through the fifth anniversary of the Effective Time, Purchaser shall indemnify and hold harmless each of the current or former directors, officers or employees of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to the Company’s Articles of Incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually prejudiced as a result of such failure.

(c) For a period of five (5) years following the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy with respect to claims against such persons arising from facts or events occurring at or prior to the Effective Time; provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premiums currently paid by the Company for such insurance and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available by payment of such time; provided further, that Purchaser may (i) request the Company to obtain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such person’s than the Company’s existing insurance policies as of the date hereof.

(d) In the event Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f) Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13 Stockholder Litigation. The Company shall give Purchaser the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.14 Board of Directors. Purchaser shall take all action necessary to appoint three members of the Company’s Board of Directors, who shall be Kevin M. McCarthy and two additional individuals selected by Purchaser after consultation with the Company, to the Boards of Directors of Purchaser and Savings Institute Bank and Trust Company, effective immediately following the Effective Time.

5.15 Section 16 Matters. Prior to the Effective Time, Purchaser shall take all such steps as may be required to cause any acquisitions of Purchaser Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of the Company who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Company agrees to promptly furnish Purchaser with all requisite information necessary for Purchaser to take the actions contemplated by this Section 5.15.

5.16 Advisory Board. Purchaser shall establish an advisory board to advise Purchaser on its operations in the area served by Newport Federal Savings Bank’s offices and generating additional business contacts for Purchaser in such area. Each director of the Company as of the date of this Agreement, other than the three directors appointed to serve on the Boards of Directors of Purchaser and Savings Institute Bank and Trust Company as provided in Section 5.14, shall be invited to serve on the advisory board. Each advisory director shall serve for a minimum term of two years and be paid $10,000 on an annual basis.

5.17 Disclosure Supplements. From time to time prior to the Effective Time, the Company and Purchaser will promptly supplement or amend their respective Disclosure Letters delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letters or that is necessary to correct any information in such Disclosure Letters that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Letters shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VI.

5.18 Certain Loans to Directors, Officers and Employees of the Company and Newport Federal Savings Bank. Following the Effective Time, loans from Newport Federal Savings Bank to directors, officers and employees of Newport Federal Savings Bank and the Company, which loans are listed in Company Disclosure Letter 3.2(hh) shall continue with the same interest rates as immediately prior to the Effective Time as long as such loans continue to perform in accordance with their original terms.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the requisite vote of each of Purchaser’s and the Company’s stockholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. Purchaser and the Company shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser (after giving effect to the consummation of the transactions contemplated hereby).

(e) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Purchaser shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(f) Nasdaq. Purchaser shall have filed with the Nasdaq Stock Market a notification form for the listing of all shares of Purchaser Common Stock to be delivered as Merger Consideration, and the Nasdaq Stock Market shall not have objected to the listing of such shares of Purchaser Common Stock.
(g) Tax Opinion. Purchaser and the Company shall have received written opinions of Kilpatrick Townsend & Stockton LLP and Luse Gorman Pomerenk & Schick, P.C., respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and the Company, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Purchaser and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, the Company and others.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser:

(a) The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated hereby that, had such condition or requirement been known, Purchaser would not, in its reasonable judgment, have entered into this Agreement.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a) Purchaser’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Purchaser’s Obligations. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Purchaser.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a) by the mutual written consent of Purchaser and the Company; or

(b) by either Purchaser or the Company, in the event of the failure of (i) the Company’s stockholders to approve the Agreement at the Company Stockholder Meeting; provided, however, that the Company shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b)) or (ii) Purchaser’s stockholders to approve the Agreement at the Purchaser Stockholder Meeting; provided, however, that Purchaser shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either Purchaser or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either Purchaser or the Company, in the event that the Merger is not consummated by December 31, 2013, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either Purchaser or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty; or

(f) by Purchaser, if (i) the Company shall have breached its obligations under Section 5.1 or Section 5.8 or (ii) if the Board of Directors of the Company does not publicly recommend in the Joint Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Joint Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors effects a Change of Recommendation.

(g) by the Company, at any time during the five-day period following the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (the “Purchaser Ratio”) shall be less than 0.80; and

(ii) The Purchaser Ratio shall be less than the number obtained by dividing (x) the Average Index Value by (y) the Starting Index Value and subtracting 0.20 from such quotient (such number being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section, it shall give written notice to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Purchaser shall have the option to increase the Exchange Ratio (calculated to the nearest ten-thousandth) to equal the lesser of (x) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio by (B) the Average Closing Price and (y) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Purchaser Ratio. If Purchaser so elects within such five-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 7.1(g), the following terms shall have the meaning ascribed to them below.

“Average Closing Price” means the average of the closing prices of a share of Purchaser Common Stock as reported on the Nasdaq Stock Market for the ten consecutive trading days ending on the trading day prior to the Determination Date, rounded to the nearest whole cent.

“Average Index Value” means the average closing values of the Index for the ten consecutive trading days ending on the trading day prior to the Determination Date.

“Determination Date” means the later of (i) the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger and the Bank Merger, without regard to any requisite waiting period in respect thereof, or (ii) the date on which the stockholders of the Company approve the Agreement.

“Index” means the NASDAQ Bank Index.

“Starting Index Value” means the closing value of the Index on the last trading day immediately preceding the date of the first public announcement of the entry into this Agreement.

“Starting Price” means the closing price of Purchaser Common Stock on the last trading day immediately preceding the date of the first public announcement of the entry into this Agreement.

(h) by the Company, at any time prior to the adoption and approval of this Agreement by the Company’s stockholders, in order to enter into an agreement with respect to a Superior Proposal, but only if (i) the Company’s Board of Directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the Board of Directors to violate its fiduciary duties under applicable law, and (ii) the Company has not breached its obligations under Section 5.1.

7.2 Termination Fee.

(a) In the event of termination of this Agreement by the Company pursuant to Section 7.1(h), the Company shall make payment to Purchaser of a termination fee of $2,450,000.

(b) In the event of termination of this Agreement by Purchaser pursuant to Section 7.1(f), so long as at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, the Company shall make payment to Purchaser of a termination fee of $2,450,000.

(c) If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b)(i) or (B) by Purchaser pursuant to Section 7.1(e) if the breach giving rise to such termination was knowing or intentional, and (ii) at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, and (iii) prior to the Company Stockholder Meeting (in the case of termination pursuant to Section 7.1(b)(i)) or the date of termination (in the case of termination pursuant to Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iv) within twelve (12) months of such termination the Company shall consummate or enter into any agreement with respect to the Acquisition Proposal set forth in clause (iii) of this Section 7.2(c), then the Company shall make payment to Purchaser of a termination fee of $2,450,000.

(d) The fee payable pursuant to Section 7.2(a) or (b) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 7.2(c) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company and Purchaser acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. The amount payable by the Company pursuant to Sections 7.2(a), (b) or (c) constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser in the event of termination of this Agreement or on the bases specified in such sections.

7.3 Effect of Termination. In the event of termination of this Agreement by either Purchaser or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock or that would contravene any provision of the MGCL or the applicable state and federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser, to:

SI Financial Group, Inc.

803 Main Street

Willimantic, Connecticut 06226

Facsimile:       (860) 423-0319

Email:             rheo_brouillard@banksi.com

Attention:       Rheo A. Brouillard

                        President and CEO

With copies to:

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

Attention:        Scott A. Brown

Email:              scbrown@kilpatricktownsend.com

If to the Company, to:

Newport Bancorp, Inc.

100 Bellevue Avenue

Newport, Rhode Island 02840

Facsimile:        (401) 849-2393

Attention:        Kevin M. McCarthy

                         President and CEO

With copies to:

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, NW, Suite 780

Washington, DC 20015

Attention:        Lawrence M.F. Spaccasi

Email:              lspaccasi@luselaw.com

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and Disclosure Letters hereto, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

8.10 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

SI Financial Group, Inc.

By:	/s/ Rheo A. Brouillard
Rheo A. Brouillard
President and Chief Executive Officer

Newport Bancorp, Inc.

By:	/s/ Kevin M. McCarthy
Kevin M. McCarthy
President and Chief Executive Officer

Annex B

March 5, 2013

The Board of Directors

SI Financial Group, Inc.

803 Main Street

Willimantic, CT 06226

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to SI Financial Group, Inc. (“SI Financial”) of the Merger Consideration (as defined below), in the proposed merger (the “Merger”) of Newport Bancorp, Inc. (“Newport”) with and into SI Financial. The terms of the Merger are set forth in the Agreement and Plan of Merger, dated as of March 4, 2013 by and between SI Financial Group, Inc. and Newport Bancorp, Inc. (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, $0.01 par value per share, of Newport not owned by SI Financial or any of its wholly-owned subsidiaries, other than shares held by them in a fiduciary capacity or as a result of debts previously contracted, shall receive in respect thereof, either the right to receive (i) $17.55 in cash, without interest or (ii) 1.5129 shares of SI Financial common stock (collectively “Merger Consideration.”), provided that 50% of the total number of the common shares of Newport shall be converted into shares of SI Financial common stock and the remaining outstanding shares of Newport shall be converted into cash consideration.

Keefe, Bruyette & Woods, Inc., and Stifel, Nicolaus & Company, Incorporated, an affiliate of Keefe, Bruyette & Woods, Inc., have acted as financial advisor to SI Financial and together referred to herein as “we”, and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, SI Financial and Newport, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of SI Financial and Newport for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to SI Financial. We have acted exclusively for the Board of Directors of SI Financial in rendering this fairness opinion and will receive a fee from SI Financial for our services. A portion of our fee is contingent upon the successful completion of the Merger.

During the past two years we have provided investment banking and financial advisory services to SI Financial and received compensation for such services, including Stifel, Nicolaus & Company, Incorporated acting as sole financial advisor and marketing agent in 2011 in connection with SI Financial’s second step conversion offering for which we have received customary fees. We have not provided investment banking and financial advisory services to Newport in the past two years. We may in the future provide investment banking and financial advisory services to SI Financial and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of SI Financial and Newport and the Merger, including among other things, the following: (i) a draft of the Agreement dated March 4, 2013 (the most recent draft available to us); (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2011

Keefe, Bruyette & Woods, Inc.   •   787 Seventh Avenue, New York, NY 10019

The Board of Directors – SI Financial Group, Inc.

March 5, 2013

of SI Financial and Newport; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SI Financial and Newport and certain other communications from SI Financial and Newport to their respective stockholders; and (iv) other financial information concerning the businesses and operations of SI Financial and Newport furnished to us by SI Financial and Newport for purposes of our analysis. We have also held discussions with senior management of SI Financial and Newport regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for SI Financial and Newport with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of SI Financial and Newport as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for SI Financial and Newport are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of SI Financial or Newport, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final version of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of SI Financial and Newport; (ii) the assets and liabilities of SI Financial and Newport; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of SI Financial to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to SI Financial.

Keefe, Bruyette & Woods, Inc.   •   787 Seventh Avenue, New York, NY 10019

The Board of Directors – SI Financial Group, Inc.

March 5, 2013

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration in the Merger to SI Financial. We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Newport’s or SI Financial’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Newport in connection with the Merger.

In addition, this opinion does not in any manner address the prices at which the SI Financial common stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of Newport should vote at the stockholders meeting to be held in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to SI Financial.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.   •   787 Seventh Avenue, New York, NY 10019

Annex C

Loomis & Co., Inc.
7 Airport Park Blvd.
Latham, NY 12110
(518) 786-0100

March 5, 2013

Board of Directors

SI Financial Group, Inc.

803 Main Street

Willimantic, CT 06226

Members of the Board:

Loomis & Co., Inc. (“Loomis” or “we”) has been advised that SI Financial Group, Inc. (“SIFI”) is considering entering into an Agreement and Plan of Merger dated March 5, 2013 (the “Merger Agreement”), pursuant to which Newport Bancorp, Inc. (“Newport”) will merge with and into SIFI (the “Merger”). SIFI will be the resulting or surviving entity and the separate existence of Newport will cease. Under the terms of the Merger Agreement, upon consummation of the Merger, each share of Newport’s common stock, $0.01 par value per share issued and outstanding immediately prior to the Effective Time other than Excluded Shares, will be converted into, at the election of the holder, the right to receive (i) $17.55 in cash without interest (the “Cash Consideration”), or (ii) 1.5129 shares (the “Exchange Ratio”) of SIFI Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are referred to collectively as the “Merger Consideration”. In no event, however, will less than 50% of the shares of Newport be converted into the Stock Consideration, subject to adjustment for certain tax considerations. Capitalized terms used herein without definition shall have the meanings assigned to them in the Merger Agreement. The other terms and conditions of the Merger are more fully set forth in the Merger Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to SIFI.

Loomis, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) a draft copy of the Merger Agreement dated March 5, 2013; (ii) certain publicly available financial statements and other historical financial information of SIFI that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Newport that we deemed relevant; (iv) internal financial projections for Newport for the years ending December 31,2013 through 2015, as adjusted by senior management of SIFI; (v) publicly available consensus earnings estimates for SIFI for the years ending December 31, 2012, 2013 and 2014 and certain long-term annual growth rates for the years thereafter and in each case as discussed with senior management of SIFI; (vi) the pro forma financial impact of the Merger on SIFI, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as provided by the management of SIFI; (vii) the publicly reported historical price and trading activity for SIFI’s and Newport’s common stock, including a comparison of certain financial and stock market information for SIFI and Newport and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Newport, the business, financial condition, results of operations and prospects for Newport and held similar discussions with certain members of senior management of SIFI regarding the business, financial condition, results of operations and prospects of SIFI.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by SIFI and Newport or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of SIFI and Newport that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been

March 5, 2013

asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of SIFI or Newport, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of SIFI and Newport nor have we reviewed any individual credit files relating to SIFI and Newport. We have assumed, with your consent that the respective allowances for loan losses for both SIFI and Newport are adequate to cover such losses.

With respect to the internal financial projections for Newport and the earnings projections and estimates for SIFI that we reviewed with the respective managements of SIFI and Newport and used by us in our analyses, the respective managements of SIFI and Newport confirmed to us that they reflected the best currently available estimates and judgments of such respective management of the future financial performances of SIFI and Newport, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings provided by the management of SIFI, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in SIFI’s and Newport’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that SIFI and Newport will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the Merger Agreement are not waived. Finally, with your consent, we have relied upon the advice SIFI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. Unless subsequently expressed otherwise, we have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of SIFI’s stock will be when issued to Newport’s shareholders pursuant to the Merger Agreement or the prices at which SIFI’s and Newport’s common stock may trade at any time.

We have acted as SIFI’s financial advisor in connection with the Merger and will receive a fee for our services, the majority of which is not contingent upon consummation of the Merger. SIFI has also agreed to indemnify us against certain liabilities arising out of our engagement.

Our opinion is directed to the Board of Directors of SIFI in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Merger Consideration to SIFI and does not address the underlying business decision of SIFI to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for SIFI or the effect of any other transaction in which SIFI might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to SIFI from a financial point of view.

Very truly yours,

Loomis & Co., Inc.

Annex D

INVESTMENT BANKING GROUP

March 5, 2013

Board of Directors

Newport Bancorp, Inc.

100 Bellevue Avenue

Newport, RI 02840

Ladies and Gentlemen:

Newport Bancorp, Inc. (“Newport”) and SI Financial Group, Inc. (“SIFI”) have entered into an agreement and plan of merger dated as of March 5, 2013 (the “Agreement”) pursuant to which Newport will merge with and into SIFI (the “Merger”). Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of Newport common stock issued and outstanding immediately before the Effective Time, except those shares described in the Agreement, will be converted into and represent the right to receive, at the election of the holder thereof, (i) 17.55 in cash (the “Cash Consideration”) or (ii) 1.5129 shares of the SIFI common stock (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”), subject to the allocation and proration procedures set forth in the Agreement which provide, generally, that 50% of the outstanding Newport common stock is converted into the Stock Consideration and the balance is converted into the Cash Consideration. Cash will be paid in lieu of any fractional shares. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Newport common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of Newport that we deemed relevant; (iii) certain financial statements and other historical financial information of SIFI that we deemed relevant; (iv) internal financial projections for Newport for the years ending December 31, 2013 through December 31, 2016 as provided by and discussed with senior management of Newport; (v) internal financial projections for SIFI for the years ending December 31, 2013 through December 31, 2016 as provided by and discussed with senior management of SIFI; (vi) the pro forma financial impact of the Merger on SIFI based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of SIFI; (vii) a comparison of certain financial and other information for Newport and SIFI, including relevant stock trading information, with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the relative contributions of assets, liabilities, equity and earnings of Newport and SIFI to the combined institution; (ix) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (x) the current market environment generally and in the commercial banking sector in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY 10020

T: (212) 466-7700 / (800) 635-6855

www.sandleroneill.com

considered relevant. We also discussed with certain members of senior management of Newport the business, financial condition, results of operations and prospects of Newport and held similar discussions with the senior management of SIFI regarding the business, financial condition, results of operations and prospects of SIFI.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Newport and SIFI or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of Newport and SIFI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Newport or SIFI or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Newport, SIFI or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Newport or SIFI. We have assumed, with your consent, that the respective allowances for loan losses for both Newport and SIFI are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for Newport and SIFI as provided by the respective senior managements of Newport and SIFI. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of SIFI. With respect to those projections, estimates and judgments, the respective managements of Newport and SIFI confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Newport and SIFI, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Newport and SIFI since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that Newport and SIFI would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Our analyses and opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the common stock of Newport and SIFI may trade at any time.

We have acted as Newport’s financial advisor in connection with the Merger and a significant portion of our fees are contingent upon the closing of the Merger. We also will receive a fee from Newport for providing this opinion. Newport has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Newport and SIFI and their affiliates. We may also actively trade the debt securities of Newport and SIFI or their affiliates for our own account and for the accounts of our customers. We render no opinion as to the value of SIFI’s common stock when such stock is actually received by shareholders of the Newport.

This letter is directed to the Board of Directors of Newport in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Newport as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Newport common stock and does not address the underlying business decision of Newport to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Newport or the effect of any other transaction in which Newport might engage. This opinion shall not be reproduced or used for used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Newport’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Newport.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Newport common stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

SI Financial Group is a Maryland corporation subject to the applicable indemnification provisions of the Maryland General Corporation Law (the “MGCL”). Section 2-418 of the MGCL provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of SI Financial Group, or are or were serving at the request of SI Financial Group in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person’s service in any such capacity.

Article NINTH of the Articles of Incorporation of SI Financial Group provides:

NINTH: The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures required, and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of Incorporation of the Corporation shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

(c) The opinion of Keefe, Bruyeete & Woods, Inc., a Stifel company is included as Annex B to the proxy statement/prospectus.

(d) The opinion of Loomis & Co., Inc. is included as Annex C to the proxy statement/prospectus.

(e) The opinion of Sandler O’Neill & Partners, L.P. is included as Annex D to the proxy statement/prospectus.

ITEM 22. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Connecticut in the City of Willimantic, on this 24th day of May, 2013.

SI FINANCIAL GROUP, INC.

May 24, 2013	By:	/s/ Rheo A. Brouillard
Rheo A. Brouillard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Rheo A. Brouillard	May 24, 2013
Rheo A. Brouillard
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Brian J. Hull	May 24, 2013
Brian J. Hull
Executive Vice President, Chief Operating Officer,
Treasurer and Chief Financial Officer
(Principal Financial and Accounting Officer)

*
Henry P. Hinckley
Chairman of the Board

*
Roger Engle
Director

*
Mark D. Alliod
Director

*
Donna M. Evan
Director

*
Michael R. Garvey
Director

*
Robert O. Gillard
Director

*	Pursuant to a Power of Attorney attached as Exhibit 24.1 to this Registration Statement on Form S-4

May 24, 2013	/s/ Rheo A. Brouillard
Rheo A. Brouillard
Attorney in Fact

EXHIBIT LIST

Exhibit No.	Description	Incorporated by Reference to:

2	Agreement and Plan of Merger, dated as of March 5, 2013, by and between SI Financial Group, Inc. and Newport Bancorp, Inc. Certain schedules and exhibits have been omitted from the Agreement and Plan of Merger as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish to the SEC supplementally a copy of any omitted schedule or exhibit upon request from the SEC.	Annex A to the proxy statement/prospectus included in this registration statement.

3.1	Articles of Incorporation of SI Financial Group, Inc., as amended	Exhibit 3.1 to Registration Statement on Form S-1, Registration Statement No. 333-169302.

3.2	Bylaws of SI Financial Group, Inc.	Exhibit 3.2 to Form 8-K dated December 19, 2012, SEC File No. 0-54241.

4	No long-term debt instrument issued by SI Financial Group exceeds 10% of consolidated assets or is registered. In accordance with paragraph 4(iii) of Item 601(b) of Regulation S-K, SI Financial Group will furnish the SEC copies of all long-term debt instruments and related agreements upon request.

5	Opinion of Kilpatrick Townsend & Stockton LLP re: legality	Previously filed

8.1	Opinion of Kilpatrick Townsend & Stockton LLP re: Federal Tax Matters

8.2	Opinion of Luse Gorman Pomerenk & Schick, P.C. re: Federal Tax Matters	Previously filed

10.1*	Employment Agreement by and among, SI Financial Group, Inc. Savings Institute Bank and Trust Company and Rheo A. Brouillard, as amended and restated	Exhibit 10.1 to Form 10-K/A for the year ended December 31, 2008, SEC File No. 0-50801.

10.2*	Employment Agreement by and among, SI Financial Group, Inc. Savings Institute Bank and Trust Company and Brian J. Hull, as amended and restated	Exhibit 10.2 to Form 10-K/A for the year ended December 31, 2008, SEC File No. 0-50801.

10.3*	Savings Institute Group Directors Retirement Plan	Exhibit 10.7 to Registration Statement on Form S-1, Registration Number 333-116381.

10.4*	Amended and Restated Savings Institute Bank and Trust Company Supplemental Executive Retirement Plan	Exhibit 10.5 to Form 10-K for the year ended December 31, 2008, SEC File No. 0-50801.

10.5*	Savings Institute Group Term Replacement Plan	Exhibit 10.9 to Registration Statement on Form S-1, Registration Number 333-116381.

10.6*	Form of Savings Institute Executive Supplemental Retirement Plan – Defined Benefit	Exhibit 10.10 to Registration Statement on Form S-1, Registration Number 333-116381.

Exhibit No.	Description	Incorporated by Reference to:

10.7*	Form of First Amendment to Savings Institute Executive Supplemental Retirement Plan — Defined Benefit	Exhibit 10.7 to Form 10-K for the year ended December 31, 2008, SEC File No. 0-54241.

10.8*	Form of Savings Institute Director Deferred Fee Agreement	Exhibit 10.11 to Registration Statement on Form S-1, Registration Number 333-116381.

10.9*	Form of Savings Institute Director Consultation Plan	Exhibit 10.12 to Registration Statement on Form S-1, Registration Number 333-116381.

10.10*	SI Financial Group, Inc. 2005 Equity Incentive Plan	Appendix A to the Definitive Proxy Statement filed on April 6, 2005, SEC File No. 0-54241.

10.11*	Change in Control Agreement by and among SI Financial Group, Savings Institute Bank and Trust Company and David T. Weston	Exhibit 10.12 to Form 10-K for the year ended December 31, 2008, SEC file No. 0-50801.

10.12*	Change in Control Agreement by and among SI Financial Group, Savings Institute Bank and Trust Company and Laurie L. Gervais	Exhibit 10.16 to Registration Statement on Form S-1, Registration Statement No. 333-169302.

10.13*	Change in Control Agreement by and among SI Financial Group, Savings Institute Bank and Trust Company and Michael J. Moran	Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2004, SEC File No. 0-54241.

10.14*	Form of Section 409A Amendment to the Change in Control Agreement	Exhibit 10.18 to Registration Statement on Form S-1, Registration No. 333-169302.

10.15*	Form of Amendment to Supplemental Executive Retirement Plan	Exhibit 10.15 to Form 10-K for the year ended December 31, 2011, SEC File No. 0-54241.

10.16*	SI Financial Group, Inc. 2012 Equity Incentive Plan	Appendix A to the Definitive Proxy Statement filed on March 30, 2012, SEC File No. 0-54231.

21	Subsidiaries	Exhibit 21 to Form 10-K for the year ended December 31, 2012, SEC File No. 0-54241.

23.1	Consent of Wolf & Company, P.C. (for SI Financial Group, Inc.)

23.2	Consent of Wolf & Company, P.C. (for Newport Bancorp, Inc.)

23.3	Consent of Keefe Bruyette & Woods, Inc., a Stifel company	Previously filed

23.4	Consent of Loomis & Co., Inc.	Previously filed

23.5	Consent of Sander O’Neill & Partners, L.P.	Previously filed

23.6	Consent of Kilpatrick Townsend & Stockton LLP	Included in Exhibits 5 and 8.1

23.7	Consent of Luse Gorman Pomerenk & Schick, P.C.	Included in Exhibit 8.2

23.8	Consent of Kevin M. McCarthy	Previously filed

24	Power of Attorney	Included in signature page

99.1	Form of Proxy of SI Financial Group, Inc.	Previously filed

99.2	Form of Proxy of Newport Bancorp, Inc.	Previously filed

Exhibit No.	Description	Incorporated by Reference to:

101.1**	The following materials formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) the Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iv) the Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) the Notes to the Consolidated Financial Statements.	Exhibit 101 to Form 10-K for the year ended December 31, 2012, SEC File No. 0-54241.

101.2**	The following materials formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at March 31, 2013 and 2012; (ii) the Consolidated Statements of Operations for the three months ended March 31, 2013 and 2012; (iii) the Consolidated Statements of Comprehensive (Loss) Income for the three months ended March 31, 2013 and 2012; (iv) the Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2013 and 2012; (v) the Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2012; and (vi) the Notes of the Consolidated Financial Statements.	Exhibit 101 to Form 10-Q for the quarter ended March 31, 2013, SEC File No. 0-54241.

*	Management Contract or Compensatory Plan or Arrangement.
**	Furnished, not filed.